Exhibit 99.1

2Q 22 Management discussion & analysis and complete financial statements Second quarter of 2022

Contents Management Executive Summary 05 discussion & analysis Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Page 03 Cost of Credit 13 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region—Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Comparison between BRGAAP and IFRS 33 Glossary 35 Independent Auditor’s Report 37 Complete financial statements Page 39

2Q 22 Management discussion & analysis Second quarter of 2022

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated), end of period	2Q22	1Q22	2Q21	1H22	1H21
Results	Recurring Managerial Result	7,679	7,361	6,543	15,039	12,941
	Operating Revenues (1)	35,249	33,035	30,328	68,284	59,906
	Managerial Financial Margin (2)	22,638	21,047	18,792	43,685	37,427
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	20.8%	20.4%	18.9%	20.5%	18.8%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	21.6%	21.0%	19.5%	21.2%	19.2%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.4%	1.2%	1.4%	1.2%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.7%	2.6%	2.3%	2.7%	2.3%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.0%	2.9%	2.7%	3.0%	2.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.7%	1.6%	1.4%	1.7%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	218%	232%	283%	218%	283%
	Efficiency Ratio (ER) (6)	40.8%	41.8%	44.5%	41.2%	44.5%
Shares	Recurring Managerial Result per Share (R$) (7)	0.78	0.75	0.67		
	Net Income per Share (R$) (7)	0.76	0.69	0.77		
	Number of Outstanding Shares at the end of the period - in million	9,801	9,800	9,780		
	Book Value per Share (R$)	15.37	14.73	13.91		
	Dividends and Interest on Own Capital net of Taxes (8)	1,774	1,661	1,754		
	Market Capitalization (9)	222,578	270,690	292,908		
	Market Capitalization (9) (US$ million)	42,493	57,134	58,556		
Balance Sheet	Total Assets	2,294,476	2,183,310	2,069,302		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,084,142	1,032,240	909,055		
	Deposits + Debentures + Securities + Borrowings and Onlending (10)	1,178,817	1,111,159	1,041,749		
	Loan Portfolio/Funding (10)	72.9%	73.4%	69.5%		
	Stockholders' Equity	150,639	144,393	136,025		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.1%	13.9%	14.9%		
	Tier I Capital - BIS III	12.6%	12.5%	13.5%		
	Common Equity Tier I - BIS III	11.1%	11.1%	11.9%		
	Liquidity Coverage Ratio (LCR)	145.7%	149.5%	180.9%		
	Net Stable Funding Ratio (NSFR)	119.7%	119.8%	122.7%		
Other	Portfolio Managed and Investment Funds	1,530,744	1,513,177	1,478,407		
	Total Number of Employees	99,913	100,553	98,250		
	Brazil	87,703	88,260	85,611		
	Abroad	12,210	12,293	12,639		
	Branches and CSBs - Client Service Branches	4,192	4,215	4,326		
	ATM - Automated Teller Machines (11)	43,747	44,325	45,420		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 2Q21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.

05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The depreciation of the Brazilian Real (BRL) against the US dollar and the appreciation of the Brazilian Real against the Chilean peso meant that the impact of the hedging strategy was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2022

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	35,090	57	623	(520)	35,249
Managerial Financial Margin	20,521	124	623	1,370	22,638
Financial Margin with Clients	20,494	124	-	1,370	21,988
Financial Margin with the Market	27	-	623	-	650
Commissions and Fees	11,880	-	-	(1,381)	10,499
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,530	(67)	-	649	2,112
Other Operating Income	1,006	-	-	(1,006)	-
Equity in Earnings of Affiliates and Other Investments	77	-	-	(77)	-
Non-operating Income	75	-	-	(75)	-
Cost of Credit	(7,094)	-	-	(442)	(7,535)
Provision for Loan Losses	(7,719)	-	-	(95)	(7,814)
Impairment	-	-	-	202	202
Discounts Granted	-	-	-	(639)	(639)
Recovery of Loans Written Off as Losses	625	-	-	91	717
Retained Claims	(337)	-	-	-	(337)
Other Operating Expenses	(17,495)	280	(193)	1,842	(15,566)
Non-interest Expenses	(15,471)	277	-	1,885	(13,310)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,018)	3	(193)	(43)	(2,251)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	10,164	337	430	881	11,812
Income Tax and Social Contribution	(2,419)	(25)	(430)	(936)	(3,810)
Profit Sharing Management Members - Statutory	(55)	-	-	55	-
Minority Interests	(255)	(68)	-	-	(323)
Net Income	7,436	243	-	-	7,679

Extraordinary Items Net of Tax Effects

In R$ million	2Q22	1Q22	2Q21	1H22	1H21
Net Income	**7,436**	**6,743**	**7,560**	**14,179**	**12,974**
(-) Extraordinary Items	**(243)**	**(617)**	**1,018**	**(860)**	**33**
Goodwill amortization	(126)	(134)	(180)	(259)	(368)
Result on the partial sale of XP Inc. shares	(123)	-	-	(123)	-
Voluntary severance program	-	(757)	-	(757)	-
Liability adequacy test	39	-	-	39	-
Increase in social contribution rate	-	-	1,275	-	1,275
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	239	-	239	-
Provision for restructuring	-	-	-	-	(747)
Other	(33)	35	(77)	2	(127)
Recurring managerial result	**7,679**	**7,361**	**6,543**	**15,039**	**12,941**

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis | Executive Summary

Itaú

2nd quarter of 2022 Income Statement

In R$ million	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Operating Revenues	35,249	33,035	6.7%	30,328	16.2%	68,284	59,906	14.0%
Managerial Financial Margin	22,638	21,047	7.6%	18,792	20.5%	43,685	37,427	16.7%
Financial Margin with Clients	21,988	20,039	9.7%	16,802	30.9%	42,028	32,975	27.5%
Financial Margin with the Market	650	1,007	-35.5%	1,991	-67.4%	1,657	4,452	-62.8%
Commissions and Fees	10,499	9,772	7.4%	9,690	8.3%	20,270	18,804	7.8%
Revenues from Insurance [1]	2,112	2,217	-4.7%	1,846	14.4%	4,329	3,675	17.8%
Cost of Credit	(7,535)	(6,968)	8.1%	(4,692)	60.6%	(14,503)	(8,803)	64.8%
Provision for Loan Losses	(7,814)	(6,998)	11.7%	(4,834)	61.7%	(14,812)	(9,269)	59.8%
Impairment	202	(27)	-	(8)	-	175	40	339.9%
Discounts Granted	(639)	(556)	15.0%	(583)	9.8%	(1,195)	(992)	20.5%
Recovery of Loans Written Off as Losses	717	613	16.9%	733	-2.2%	1,329	1,418	-6.3%
Retained Claims	(337)	(389)	-13.4%	(497)	-32.2%	(726)	(853)	-14.9%
Other Operating Expenses	(15,566)	(14,789)	5.3%	(14,445)	7.8%	(30,355)	(28,674)	5.9%
Non-interest Expenses	(13,310)	(12,803)	4.0%	(12,560)	6.0%	(26,113)	(25,006)	4.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,251)	(1,981)	13.6%	(1,881)	19.7%	(4,232)	(3,660)	15.6%
Insurance Selling Expenses	(5)	(5)	8.7%	(4)	23.4%	(10)	(9)	15.8%
Income before Tax and Minority Interests	11,812	10,889	8.5%	10,694	10.4%	22,701	21,575	5.2%
Income Tax and Social Contribution	(3,810)	(3,179)	19.8%	(3,857)	-1.2%	(6,989)	(8,065)	-13.3%
Minority Interests in Subsidiaries	(323)	(349)	-7.5%	(472)	-31.5%	(673)	(1,018)	-33.9%
Result from XP Inc's operations	-	-	-	177	-	-	448	-
Recurring Managerial Result	7,679	7,361	4.3%	6,543	17.4%	15,039	12,941	16.2%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	2Q22	1Q22	Δ	2Q21	Δ
Individuals	372.4	347.4	7.2%	279.7	33.1%
Credit Card Loans	126.3	117.0	8.0%	88.3	43.1%
Personal Loans	48.2	45.2	6.8%	36.0	33.8%
Payroll Loans [1]	70.6	64.0	10.3%	59.1	19.3%
Vehicle Loans	32.0	31.0	3.2%	25.8	24.1%
Mortgage Loans	95.3	90.2	5.6%	70.5	35.3%
Very Small, Small and Middle Market Loans [2]	162.8	156.0	4.4%	132.6	22.8%
Individuals + Very Small, Small and Middle Market Loans	535.2	503.3	6.3%	412.3	29.8%
Corporate Loans	341.0	327.4	4.1%	286.7	18.9%
Credit Operations	204.2	197.5	3.4%	179.5	13.7%
Corporate Securities [3]	136.8	129.9	5.3%	107.2	27.6%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	876.2	830.8	5.5%	699.0	25.4%
Latin America	207.9	201.5	3.2%	210.0	-1.0%
Argentina	10.1	8.9	13.5%	10.3	-2.0%
Chile	132.7	133.7	-0.7%	144.5	-8.1%
Colombia	31.2	30.3	3.0%	30.5	2.5%
Paraguay	12.4	10.8	15.1%	9.8	26.5%
Panama	1.9	1.4	32.8%	1.6	19.9%
Uruguay	19.6	16.3	19.9%	13.4	46.3%
Total with Financial Guarantees Provided and Corporate Securities	1,084.1	1,032.2	5.0%	909.1	19.3%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,084.1	1,037.7	4.5%	889.4	21.9%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Itaú Unibanco Holding S.A.

07

Management Discussion & Analysis Executive Summary Performance analysis for the second quarter of 2022 Management commentary main figures Our digital services, customer centricity and people’s journeys continued to make headway. In the second quarter of 2022, 68.7% of products purchased by individuals were made digitally, recurring managerial result up 2.6 p.p. from the first quarter of 2022. Compared to the first half of 2022 with the same period of the previous year, the growth was 17 percentage points. In addition to the increase R$7.7 bn +4.3% in purchases made digitally, we were able to improve our customer satisfaction (measured based on the net promoter score—NPS). Compared to December 2021, all our digital channels 2Q22 2Q22 x 1Q22 for individuals and companies posted a positive evolution. Finally, with respect to people, based on active listening to our clients and teams, we launched the Cultura Itubers. This Culture brings the essential values to our behaviors and attitudes and unites us around credit portfolio something greater: a group of diverse people in a team that plays together, seeking to change the world and make a difference in the lives of people. As regards financial performance, the recurring managerial result reached R$7.7 billion in the R$1,084.1 bn +5.0% second quarter of 2022, a 4.3% increase from the previous quarter. Recurring managerial 2Q22 2Q22 x 1Q22 return on equity was 20.8%, while in Brazil the return reached 21.6% . Loan operations continued to grow and our loan portfolio was up 5.5% in Brazil and up 5.0% in consolidated. The individual loan portfolio in Brazil was up 7.2% in the quarter. The credit card portfolio continued to increase: by 8.0% in the quarter, with the greater use of the product as a means financial margin with clients of payment. Personal loans grew 6.8%, and the growth in consumer credit and overdraft was concentrated in Uniclass and Personnalité segments. Mortgage loans grew 5.6% in this R$22.0 bn +9.7% quarter despite the increase in the Selic interest rate. Payroll loans increased 10.3% in the quarter driven by a higher payroll loan margin and the increase in operations with 2Q22 2Q22 x 1Q22 government employees of Minas Gerais State. This increased volume of credit was the main leverage to the 9.7% growth in our margin with clients, which reached R$22.0 billion in the financial margin with the market quarter. In addition to the volume of credit, the margin with clients has also been benefited by the continuous change in the mix of products, with higher relative growth of products with better spread, such as financed credit card and consumer credit. Another highlight was the R$0.7 bn -35.5% positive impact of the Selic interest rate on our liabilities’ margin and of the fixed interest rate on our own working capital, in addition to higher spread on credit. Cost of credit reached 2Q22 2Q22 x 1Q22 R$7.5 billion, due to higher expenses in the Retail business segment in Brazil, related to the continuous growth of the credit portfolio, as well as a growth mix more concentrated in consumer credit portfolios. Margin with the market was down in the quarter to R$0.7 billion, cost of credit mainly as a consequence of the lower gains with the trading strategy in Brazil. Commissions and fees were up due to higher revenues from (i) credit and debit cards (both issuer and acquirer), (ii) performance fees in asset management and (iii) investment banking driven by R$7.5 bn +8.1% the more active capital market in the second quarter. As expected, given the seasonality of 2Q22 2Q22 x 1Q22 the first quarter, non-interest expenses increased 4.0% from the previous quarter with higher administrative expenses. Efficiency ratio in Brazil decreased 0.9 p.p. and reached 38.7%, whereas the consolidated efficiency ratio decreased 1.0 p.p. reaching 40.8%, and both cases fees and insurance represent the lowest indicators of the historical series. In the first half of 2022, the recurring managerial result was up 16.2% and recurring managerial return on equity increased 1.7 p.p. The positive effect of the loan portfolio R$12.3 bn +5.8% increase, associated with the gradual change in the portfolio mix to loans to the Retail 2Q22 2Q22 x 1Q22 business segment, led to a 27.5% rise of the financial margin with clients. Additionally, the interest rate increase positively impacted the remuneration of our own working capital and the liabilities’ margin. These positive effects were partially offset by lower spreads on credit products. On the other hand, the financial margin with the market decreased and cost of non-interest expenses credit increased, due to the expansion of the retail loan portfolio. Commissions and fees and result from insurance operations rose by 10.4% year-on-year. This increase was the result of R$13.3 bn +4.0% higher revenues from card activities, both issuing and acquiring activities. Another highlight was the 6.0% increase in non-interest expenses in Brazil, despite the 11.9% inflation rate in 2Q22 2Q22 x 1Q22 the period. 15,000 30.0% 13,000 25.0% 11,000 20.2% 20.4% 20.8% 18.9% 19.7% Recurring Managerial 9,000 7,679 20.0% 7,159 7,361 Return on Average 6,543 6,779 7,000 15.0% 5,000 Equity 10.0% 3,000 20.8% 1,000 5.0% (1,000) 0.0% 2Q21 3Q21 4Q21 1Q22 2Q22 Recurring Managerial Result Annualized Recurring Managerial Return on Average Equity (quarterly) Itaú Unibanco Holding S.A. 08

Management Discussion & Analysis Executive Summary Customer support during the crisis Since the beginning of the Covid-19 crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which, among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia. Loan portfolio reprofiling for individuals, very small and small companies Balances at June 30th, 2022 Portfolio in R$ billion 11.2% 53.5 Jun-22 vs.Mar-22 27.1 24.1 65% are collateralized 267% NPL +90 coverage Sep-20 Mar-22 Jun-22 (1) delinquency ratios calculated based on the total balance of the reprofiled portfolio as of September 2020. Solutions offered to customers Grace periods of up to Extended loan terms of up to New interest rate conditions 120 days for individuals and 6 years for individuals and 180 days for small and medium companies 5 years for small and medium companies 2022 Forecast (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Itaú Unibanco Holding S.A. 9

Management Discussion & Analysis Executive Summary Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients was up 9.7% in the quarter, driven by the higher average credit volume and by the change in the mix with greater growth in products such as financed credit cards and consumer credit. The positive impact of the Selic interest rate and higher volume on our liabilities' margin and of the fixed interest rate on our own working capital also helped in this regard, in addition to higher spread on credit.
- Financial margin with the market was down 35.5% in the quarter, driven by lower gains from the trading strategy in Brazil.

In R$ million	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Financial Margin with Clients	21,988	20,039	9.7%	16,802	30.9%	42,028	32,975	27.5%
Financial Margin with the Market	650	1,007	-35.5%	1,991	-67.4%	1,657	4,452	-62.8%
Total	22,638	21,047	7.6%	18,792	20.5%	43,685	37,427	16.7%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


8.8%
20.0
(1.7)
18.3
0.8
0.2
0.2
0.2
0.3
19.9
2.1
22.0
1Q22
1
Working Capital and other 1Q22[1]
Spread-Sensitive Operations 1Q22
2
average asset portfolio
3
product mix
lower number of calendar days
4
spreads and liabilities' margin
Latin America and other[2]
Spread-Sensitive Operations 2Q22
1
Working Capital and other 2Q22[1]
2Q22

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes Latin America margin and structured operations from the wholesale segment.

1. **Working capital and other (+ R$0.3 billion):** positive effect of the higher average fixed rate on the remuneration of our own working capital.

2. **Average asset portfolio (+ R$0.8 billion):** continuous growth in loan portfolios for individuals, such as financed credit card, overdraft, consumer credit and payroll loans.

3. **Product mix (+ R$0.2 billion):** as in the previous quarter, we had a positive effect on income driven by the higher relative growth of products, such as consumer credit and financed credit cards.

4. **Spreads and liabilities' margin (+ R$0.2 billion):** positive impact of the Selic interest rate on our liabilities' margin and higher spread on products, such as credit cards.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	2Q22			1Q22		
	Average Balance[1]	Financial Margin	Average Rate (p.a.)	Average Balance[1]	Financial Margin	Average Rate (p.a.)
Financial Margin with Clients	1,079,664	21,988	8.4%	1,047,755	20,039	7.9%
Spread-Sensitive Operations	964,824	19,927	8.5%	930,436	18,314	8.2%
Working Capital and Other	114,840	2,062	7.4%	117,319	1,725	6.1%
Cost of Credit		(7,535)			(6,968)	
Risk-Adjusted Financial Margin with Clients	1,079,664	14,453	5.4%	1,047,755	13,072	5.1%

[1] Average daily balance.

Consolidated | **Brazil**


7.5%
7.3%
7.3%
7.4%
7.4%
7.7%
7.9%
8.4%
4.4%
4.5%
5.4%
5.3%
5.2%
5.3%
5.1%
5.4%
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
9.0%
8.6%
8.5%
8.6%
8.5%
8.8%
8.9%
9.2%
5.4%
6.2%
6.2%
5.9%
5.9%
6.0%
5.4%
5.8%
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

Highlights

- The increase in cost of credit in the quarter and compared to the first half of the previous year was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the higher origination in consumer credit and unsecured credit products. Additionally, discounts granted increased.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Provision for Loan Losses	(7,814)	(6,998)	11.7%	(4,834)	61.7%	(14,812)	(9,269)	59.8%
Recovery of Loans Written Off as Losses	717	613	16.9%	733	-2.2%	1,329	1,418	-6.3%
Result from Loan Losses	**(7,098)**	**(6,385)**	**11.2%**	**(4,101)**	**73.1%**	**(13,482)**	**(7,851)**	**71.7%**
Impairment	202	(27)	-	(8)	-	175	40	339.9%
Discounts Granted	(639)	(556)	15.0%	(583)	9.8%	(1,195)	(992)	20.5%
Cost of Credit	**(7,535)**	**(6,968)**	**8.1%**	**(4,692)**	**60.6%**	**(14,503)**	**(8,803)**	**64.8%**

Cost of credit increased by R$567 million from the previous quarter, due to the higher provision for loan losses in the Retail business segment in Brazil as a result of the higher origination in consumer credit and unsecured credit products. Additionally, discounts granted have also increased in the quarter, however, it is worth noting that this increase is related to our active loan portfolio management.

Compared to the first half of 2021, cost of credit increased R$5,700 million, mainly in the Retail business segment in Brazil, with an increase of R$5,557 million in provision for loan losses, due to the higher origination in consumer credit and unsecured credit products, and of R$324 million in discounts granted, due to the portfolio growth in this segment.

Provision for Loan Losses by Segment


R$ millions
2.6
3.0
3.4
3.4
3.7
4,834
368
427
4,039
5,526
652
165
4,710
6,827
793
360
5,674
6,998
332
279
6,386
7,814
593
7,430
-209
2Q21
3Q21
4Q21
1Q22
2Q22
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, provision for loan losses increased in the Retail business segment in Brazil, driven by the higher origination in consumer credit and unsecured credit products. In Latin America, the increase in the provision for loan losses in the quarter was mainly driven by the increase in nonperforming loans. In the Wholesale business segment in Brazil, the provision was reversed as a result of the rating upgrade of some clients in the segment.

Cost of Credit


R$ millions
2.1
2.2
2.5
2.7
2.8
4,692
583
8
4,101
5,232
583
4,670
-21
6,200
576
6,009
-384
6,968
556
27
6,385
7,535
639
7,098
-202
2Q21
3Q21
4Q21
1Q22
2Q22
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Recovery of Loans Written off as Losses


R$ millions
733
857
819
613
717
2Q21
3Q21
4Q21
1Q22
2Q22

The increase from the previous quarter was mainly driven by the Retail business segment in Brazil. In the quarter, the sale of portfolios already written off as losses in the amount of R$187 million generated a positive impact of R$32 million on recovery of loans and of R$18 million on recurring managerial result .

Itaú Unibanco Holding S.A.
13

Management Discussion & Analysis Income Statement Analysis Loan Portfolio by Risk Level Allowance for Loan Losses and Financial Guarantees Provided Brazil¹ Consolidated Compared to the end of March 2022, the allowance for loan losses and Total Allowance for Loan Losses (R$ million) for financial guarantees provided was up by 3.0% . This increase 35,879 42,717 44,196 47,810 49,840 51,353 occurred in the Retail business segment in Brazil, driven by the growth and the change in the mix of the loan portfolio. Loan Portfolio by Risk Level R$ millions 52.3% 51.5% 50.0% 50.6% 50.8% 49.5% 48,931 49,840 51,353 47,810 46,501 17,053 17,293 17,128 16,557 17,155 30.0% 28.9% 33.4% 26.8% 26.8% 30.6% 797 745 9.0% 9.6% 742 746 818 5.9% 7.3% 7.4% 9.6% 5.1% 5.3% 2.7% 6.3% 6.1% 4.1% 6.7% 7.1% 6.5% 7.3% 6.8% 6.2% Jun-21 Mar-22 Jun-22 Jun-21 Mar-22 Jun-22 31,990 33,315 29,940 29,198 30,958 AA A B C D-H Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Complementary Allowance* Allowance for Financial Guarantees Provided Minimum Allowance * Includes Provision for Loan Commitments. The total allowance allocation by type of risk is as set out below: Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to 100% provision and loans which are not subject to 100% provision. Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations. Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided. R$ millions Allocation of the Total Allowance by Type of Risk—Consolidated Jun-22 16,183 10,713 24,457 51,353 Mar-22 14,728 10,407 24,705 49,840 Jun-21 10,866 12,167 24,777 47,810 Overdue operations Aggravated risk rating Potential Loss Provision < 100% Renegotiations 24,777 24,705 24,457 16,183 878 14,728 1,410 3,933 3,946 1,980 1,979 74% 6,601 105 41% 2,453 10,866 1,852 270 12,167 5,110 2,988 802 5,101 10,407 10,713 2,210 1,964 3,366 1,338 1,230 527 Fully Provisioned Overdue 2,547 2,083 13,932 166 570 2,826 352 12,073 18,319 17,522 104 15,966 8,375 7,400 59% 5,975 6,523 26% 8,831 Jun-21 Mar-22 Jun-22 2,290 Jun-21 Mar-22 Jun-22 Jun-21 Mar-22 Jun-22 Retail—Brazil ¹ Wholesale—Brazil ¹ Latin America ² ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 14

Management Discussion & Analysis | Income Statement Analysis
Itaú

Credit Quality

Highlights

- The NPL ratio for 90 days overdue (NPL 90) increased by 10 basis points from the previous quarter. This increase was due to the increase of 30 basis points in the individuals portfolio in Brazil. It is worth noting the reduction of 10 basis points in very small, small and middle market companies ratio and the decrease of 40 basis points in the ratio for the corporate segment, which reached the lowest level of the historical series.
- The NPL ratio for 15 to 90 days overdue (NPL 15-90) remained stable in the quarter. In Brazil, nonperforming loans for individuals and for very small, small and middle-market companies remained stable. The ratio for the corporate segment decreased and reached the lowest level of the historical series.

Nonperforming Loans


R$ billions
16.9
14.1
19.9
16.0
20.3
16.9
21.5
18.5
23.6
20.4
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil[1]

- **Nonperforming loans - 90 days - Total:** a 9.6% increase in total nonperforming loans portfolio from the previous quarter. This increase mainly occurred in the individuals segment in Brazil and was driven by the migration of loans that were overdue between 15 and 90 days in the previous quarter and to the growth of the loan portfolio.

NPL Ratio (%) | over 90 days


2.7
2.8
2.8
2.9
3.0
2.3
2.6
2.5
2.6
2.7
3.6
3.6
3.8
4.1
4.4
2.6
2.6
2.3
2.3
2.2
1.4
2.0
1.6
1.6
1.7
0.3
1.1
0.5
0.5
0.1
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Total
Brazil[1]
Latin America[2]
Individuals
Very Small, Small and Middle Market Companies
Corporate

The total, Brazil and Latin America NPL 90 days ratios increased from the previous quarter. In Brazil, the increase was driven by the higher delinquency rates for individuals in Brazil, which is normalizing, for credit card, consumer credit and vehicle financing portfolios. This increase for individuals was partially offset by the ratio for very small, small and middle-market companies, which decreased as a result of the growth of the loan portfolio. Additionally, the ratio decreased for the corporate segment, driven by loans written off as losses of a specific client of the segment and reached the lowest level of the historical series. In Latin America, the ratio increased driven by the higher nonperforming loans for companies in Chile and Colombia.

NPL Ratio (%) | 15 to 90 days


2.5
1.9
1.7
1.7
1.8
1.8
2.2
2.1
2.2
2.1
3.9
2.6
2.4
1.7
2.7
1.5
3.1
1.9
3.1
2.0
1.4
1.3
1.2
1.6
1.6
0.8
0.2
0.2
0.2
0.1
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Total
Brazil[1]
Latin America[2]
Individuals
Very Small, Small and Middle Market Companies
Corporate

Both the total NPL ratio for 15-90 days and that for Brazil remained stable from the previous quarter. In Brazil, nonperforming loans for individuals and for very small, small and middle-market companies, which are returning to their historical levels, remained stable. The ratio for the corporate segment decreased, reaching the lowest level of the historical series. In Latin America, the ratio increased driven by the higher nonperforming loans for companies in Uruguay and Paraguay.

Loan Portfolio Write-Off


R$ millions
4,894
4,123
4,030
5,121
5,948
0.7%
0.6%
0.5%
0.6%
0.7%
2Q21
3Q21
4Q21
1Q22
2Q22
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs increased 16.2% from the previous quarter in Brazil both in the Retail and Wholesale business segments. Despite this increase, the ratio of written-off operations to the average balance of loan portfolio remained stable with historical levels, as a result of the loan portfolio increase.

[1] Includes units abroad ex-Latin America [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
15

Management Discussion & Analysis Income Statement Analysis Coverage Ratio | 90 days NPL Creation R$ millions 283% 8,018 234% 241% 232% 218% 7,071 6,299 7,261 106% 104% 102% 100% 4,612 4,803 6,269 99% 4,272 4,335 4,476 1,646 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 240 581 -125 65 Total Total (Expanded) 1,090 100 -202 -36 176 2Q21 3Q21 4Q21 1Q22 2Q22 1125% 922% Total Retail business—Brazil Wholesale business—Brazil Latin America ex-Brazil 588% 599% 430% 355% NPL Creation over Credit Portfolio2 248% 240% 254% 235% 240% 223% 1.7% 234% 231% 217% 1.5% 1.3% 1.3% 1.3% 224% 221% 218% 210% 195% 1.0% 1.0% 0.8% Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 0.6% 0.6% 0.8% Total—Brazil¹ Latin America ex-Brazil 0.3% 0.1% 0.6% Retail business—Brazil Wholesale business—Brazil -0.1% 0.03% 0.1% -0.02% 0.1% -0.1% The 1,400 basis point decrease in total coverage ratio was driven by 2Q21 3Q21 4Q21 1Q22 2Q22 the impact of the reduction of the Retail business segment in Brazil Total Retail Banking—Brazil Wholesale Banking—Brazil Latin America ex-Brazil ratio, which relative weight in the total ratio is greater. Compared to the previous period, the NPL Creation over credit portfolio increased in Latin America and in the Retail business segment in Brazil, which presented an increase in the nonperforming loans of credit card, personal loans and vehicle financing portfolios. Both total NPL Creation and that for Retail business segment in Brazil are in line ¹ Includes units abroad ex-Latin America. with pre-pandemic indicators. 2 The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities. Renegotiated Loans Operations By overdue period measured at the time of renegotiation R$ billions The increase of 2.0% in renegotiated loan operations was recorded for Brazil those loans more than 90 days overdue for individuals, mainly in 32.2 31.1 30.4 30.6 31.4 credit card and debt composition portfolios. Both the coverage ratio 36.2 (LLP/Portfolio) and the NPL 90 went down in the quarter. 35.0 34.0 33.7 34.3 4.0 3.9 3.6 3.0 1.5 3.0 1.5 1.5 1.5 1.5 9.1 8.9 8.2 8.6 38.5% 8.5 37.3% 37.8% 36.3% 36.0% 9.6 9.2 8.9 8.9 8.8 1.4 1.3 1.4 1.5 1.7 22.1% 22.7% 21.0% 19.4% 18.4% 10.6 10.1 10.0 10.6 10.8 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Non-overdue Up to 30 days overdue 31-90 days overdue Over 90 days overdue Written-off as a Loss Latin America Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations were up 5.8% from the first quarter of 2022, driven by (i) higher revenues from asset management, due to performance fees; (ii) higher revenues from cards (both issuer and acquirer) and (iii) higher revenues from advisory services and brokerage, with investment banking.
- Comparing the first half of 2022 with the same period of 2021, the 10.4% increase is mainly driven by higher revenues from (i) cards (both issuer and acquirer); (ii) asset management, due to performance fees in the 2Q22, and higher production in *Consórcio*; (iii) loan operations and guarantees provided and (iv) higher revenues from insurance.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Credit and Debit Cards	**3,649**	**3,423**	**6.6%**	**3,062**	**19.2%**	**7,073**	**5,949**	**18.9%**
Card Issuance	2,701	2,644	2.1%	2,429	11.2%	5,345	4,695	13.8%
Acquiring	948	779	21.7%	633	49.9%	1,728	1,254	37.8%
Current Account Services	**1,862**	**1,901**	**-2.1%**	**1,797**	**3.6%**	**3,763**	**3,608**	**4.3%**
Asset Management	**1,598**	**1,344**	**18.9%**	**1,416**	**12.9%**	**2,942**	**2,752**	**6.9%**
Fund Management Fees	1,377	1,120	22.9%	1,224	12.5%	2,497	2,371	5.3%
Consórcio Administration Fees	221	224	-1.4%	191	15.6%	445	381	16.8%
Advisory Services and Brokerage	**997**	**763**	**30.6%**	**1,090**	**-8.5%**	**1,761**	**1,872**	**-6.0%**
Credit Operations and Guarantees Provided	**697**	**677**	**2.9%**	**665**	**4.8%**	**1,374**	**1,279**	**7.4%**
Collection Services	**487**	**486**	**0.2%**	**496**	**-1.9%**	**972**	**977**	**-0.5%**
Other	**390**	**360**	**8.3%**	**379**	**3.1%**	**751**	**761**	**-1.3%**
Latin America (ex-Brazil)	**819**	**816**	**0.4%**	**786**	**4.1%**	**1,635**	**1,606**	**1.8%**
Commissions and Fees	**10,499**	**9,772**	**7.4%**	**9,690**	**8.3%**	**20,270**	**18,804**	**7.8%**
Result from Insurance Operations[1]	1,770	1,823	-2.9%	1,344	31.7%	3,593	2,813	27.7%
Services and Insurance[2]	**12,269**	**11,595**	**5.8%**	**11,035**	**11.2%**	**23,863**	**21,617**	**10.4%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. (2) In 2021 does not consider XP Inc. result.

Credit and Debit Cards

Revenues from card-issuing activities were up 2.1% from the previous quarter, due to the higher transaction volume in both credit and debit, partially offset by higher spending on rewards programs. Comparing the first half of 2022 with the same period of 2021, the 13.8% increase is driven by higher revenues in both credit and debit cards, partially offset by higher spending on rewards programs and lower annuity revenues.

Acquiring revenues were up 21.7% compared with the first quarter of the year, due to higher transaction volume (seasonally higher than in the first quarter). On a year-on-year basis, the growth of 49.9% was due to higher revenues and the increase in the volumes of the flex product.

Card Issuance Activities

Transaction Volume
2Q22

R$195.4 billion
▲ + 11.0% (vs. 1Q22)
▲ + 33.1% (vs. 2Q21)

credit
▲ + 12.2% (vs. 1Q22)
▲ + 37.8% (vs. 2Q21)

debit
▲ + 7.0% (vs. 1Q22)
▲ + 19.2% (vs. 2Q21)


R$ millions
35.6
41.1
41.6
30.6
33.0
33.5
146,787
37,056
109,731
176,040
41,276
134,763
195,356
44,167
151,188
2Q21
1Q22
2Q22
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

Transaction Volume
2Q22

R$178.8 billion
▲ + 10.6% (vs. 1Q22)
▲ + 22.1% (vs. 2Q21)

credit
▲ + 12.4% (vs. 1Q22)
▲ + 29.7% (vs. 2Q21)

debit
▲ + 7.4% (vs. 1Q22)
▲ + 9.9% (vs. 2Q21)


R$ millions
1,305
1,267
1,214
146,461
56,486
89,975
161,590
57,776
103,814
178,761
62,060
116,701
2Q21
1Q22
2Q22
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Itaú

Current Account Services

Revenues from current account services were down 2.1% from the previous quarter, due to lower revenues from packages for individuals and companies.

On a year-on-year basis, revenues from current account services increased 3.6%, as a result of fees charged on PIX (Central Bank of Brazil's instant payment system) in corporate packages as in August 2021 and charging for single PIX transactions.

Asset Management

• Fund Management

Fund management fees were up 22.9% from the first quarter of 2022, driven by higher revenues from performance fees in the second quarter of 2022.
The 12.5% increase on a year-on-year basis, driven by performance fees and volume, partially offset by lower management fees.

Managed Portfolio and Investment Funds


R$ billions
+3.5%
+1.2%
1,446
1,460
1,455
1,479
1,496
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

Revenue from the *Consórcio* administration fees decreased 1.4%, impacted by the new rule of the Central Bank of Brazil in effect, which establishes principles for accounting disclosures by the *consórcio* administrators.

On a year-on-year basis, these fees increased 15.6%, driven by higher production in the period.

Loan Operations and Financial Guarantees Provided

Revenue increased 2.9% compared to 1Q22, due to higher gains from advances to deposit account holders and guarantees provided, partially offset by lower revenues from mortgage-loan fees and vehicle financing.

On a year-on-year basis, the growth was 4.8%, mainly due to the higher revenues from advances to deposit account holders and guarantees provided, partially offset by lower revenues from mortgage loan fees.

Collection Services

Collection revenues were practically stable when comparing 2Q22 with 1Q22. In comparison to the same period in 2021, there was a slight decrease of 0.5%, due to a drop in the average fee, which was partially offset by higher volumes.

Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by 30.6% from the previous quarter, totaling R$997 million, due to higher volumes. Highlight for the revenue growth in Fixed Income operations.

Fixed Income: in local fixed income, we keep the leading position in Anbima's ranking for 2Q22, totaling R$26.4 billion in originated volume (32% Market Share) and over R$13.0 billion in distributed volume (31% Market Share). In international fixed income, we rank first in volume with 75% Market Share, totaling three operations and over R$1.2 billion in volume in Dealogic's ranking for 2Q22.

Equities: we entered into six transactions (including Block Trade) in South America in the second quarter of 2022, which totaled R$4.1 billion, and were ranked first in Dealogic's ranking.

Mergers and Acquisitions: in the second quarter of 2022, we advised on seven transactions in Brazil, totaling R$11 billion, ranking third in Dealogic's ranking by number of transactions.

Itaú Unibanco Holding S.A. 18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Itaú

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- Result from insurance, pension plan and premium bonds decreased 2.9%% in the quarter, driven by expenses on provisions for pension plans based on the liability adequacy test and lower managerial financial margin. However, there was a 6.9% increase in insurance earned premiums and a 13.1% increase in revenues from premium bonds, due to higher sales of these products, in addition to the reduction in retained claims.
- Compared to the first half of 2021, the 27.7% increase in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums due to higher sales in all recurring insurance activities. Additionally, the managerial financial margin also increased and retained claims decreased.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Earned Premiums	1,421	1,329	6.9%	1,167	21.7%	2,750	2,298	19.7%
Revenues from Pension Plan	(82)	(15)	451.7%	(83)	-1.5%	(97)	(97)	-0.2%
Revenues from Premium Bonds	143	127	13.1%	100	44.0%	270	186	45.5%
Managerial Financial Margin	(34)	152	-	19	-	118	35	233.6%
Commissions and Fees	621	507	22.5%	523	18.6%	1,127	1,035	8.9%
Earnings of Affiliates	44	117	-62.6%	120	-63.6%	160	218	-26.4%
Revenues from Insurance, Pension Plan and Premium Bonds	**2,112**	**2,217**	**-4.7%**	**1,846**	**14.4%**	**4,329**	**3,675**	**17.8%**
Retained Claims	(337)	(389)	-13.4%	(497)	-32.2%	(726)	(853)	-14.9%
Insurance Selling Expenses	(5)	(5)	8.8%	(4)	23.4%	(10)	(9)	17.2%
Result from Insurance, Pension Plan and Premium Bonds	**1,770**	**1,823**	**-2.9%**	**1,344**	**31.7%**	**3,593**	**2,813**	**27.7%**
Recurring Managerial Result	**713**	**776**	**-8.1%**	**506**	**40.8%**	**1,489**	**1,082**	**37.6%**

The decrease in the result from insurance, pension plan and premium bonds operations in the quarter was driven by: (i) the recognition of a provision in pension plans based on the liability adequacy test; (ii) decrease in the managerial financial margin, due to lower remuneration on pension plans assets; and (iii) lower earnings from affiliates. These effects were partially offset by higher earned premiums and higher revenues from premium bonds, due to higher sales of these products and lower retained claims.

Compared to the first half of 2021, the increase of 27.7% in the result from insurance, pension plan and premium bonds operations is due to higher sales in all recurring insurance portfolios, mainly life and personal accidents, credit life, mortgage and protected card, as well as higher revenue from premium bonds. Managerial financial margin also increased, driven by the higher remuneration on our assets and lower retained claims.


Earned Premiums Breakdown
R$ millions
1,167
6.9%
11.7%
4.6%
13.4%
16.0%
47.4%
2Q21
1,235
7.1%
11.5%
5.2%
13.2%
15.9%
47.1%
3Q21
1,347
6.7%
11.6%
8.6%
13.1%
15.2%
44.8%
4Q21
1,329
6.7%
12.3%
5.3%
14.1%
15.6%
46.0%
1Q22
1,421
6.5%
12.2%
4.8%
15.5%
15.1%
45.9%
2Q22
Life and Personal Accident
Credit Life
Mortgage
Protected Card
Familiar Protection
Other


Retained Claims Breakdown
R$ millions
42.6%
33.8%
24.5%
29.3%
23.7%
497
10.9%
10.3%
6.6%
12.5%
6.6%
53.2%
2Q21
417
11.9%
9.3%
7.4%
9.5%
7.7%
54.2%
3Q21
329
19.8%
6.3%
10.3%
9.4%
50.3%
4Q21
389
20.9%
9.9%
8.6%
54.5%
1Q22
337
18.8%
7.0%
4.2%
12.6%
8.5%
48.9%
2Q22
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	2Q22	2Q21	Δ
Earned Premiums	1,365	1,104	23.6%
Retained Claims	(281)	(447)	-37.0%
Selling Expenses	(9)	(2)	406.6%
Underwriting Margin	**1,074**	**656**	**63.8%**
Managerial Financial Margin	64	(5)	-
Commissions and Fees	162	128	26.8%
Other Income and Expenses [1]	(738)	(481)	53.4%
Recurring Managerial Result	**562**	**298**	**88.7%**
Combined Ratio	**51.7%**	**70.7%**	**-19.1p.p.**

The recurring insurance activities include bancassurance products related to life, property, credit life and third-party insurance policies. In the second quarter of 2022, earned premiums increased by 23.6%, mainly due to higher sales of life and personal accidents, credit life, mortgage and protected card insurance policies, and retained claims decreased by 37.0%, mainly in life and personal accidents. Managerial financial margin increased, driven by the higher remuneration on insurance assets, and commissions and fees were up due to higher sales of third-party insurance policies. The sum of these effects led to a 88.7% increase in the results of recurring insurance activities in the period.

[1] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.
Note: As from 1Q22, the earnings of affiliates from Porto are considered as insurance non recurring activities.

Itaú Unibanco Holding S.A.

19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses increased by 4.0% compared to the previous quarter, which is seasonally lower. Administrative expenses increased, mainly due to expenses on advertising and third-party services. We also had increases in profit sharing and provision for labor claim expenses.
- Compared to the first half of 2021, non-interest expenses grew 6.0% in Brazil and 4.4% in total, despite the 11.9% inflation rate (IPCA) in the period. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher. However, in the 12-month period, our efficiency ratio was 42.4% (Brazil: 40.2%), reaching the lowest level of the historical series.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Personnel Expenses	**(5,305)**	**(5,318)**	**-0.3%**	**(5,000)**	**6.1%**	**(10,623)**	**(9,919)**	**7.1%**
Compensation, Charges, Social Benefits, Terminations and Training	(3,796)	(4,043)	-6.1%	(3,685)	3.0%	(7,838)	(7,352)	6.6%
Management and Employees' Profit Sharing [1]	(1,509)	(1,275)	18.3%	(1,315)	14.7%	(2,784)	(2,567)	8.5%
Administrative Expenses	**(4,475)**	**(4,076)**	**9.8%**	**(3,883)**	**15.2%**	**(8,550)**	**(7,874)**	**8.6%**
Third-Party and Financial System Services, Security and Transportation	(1,671)	(1,505)	11.0%	(1,501)	11.3%	(3,175)	(3,044)	4.3%
Data Processing and Telecommunications	(736)	(697)	5.6%	(808)	-8.9%	(1,432)	(1,636)	-12.4%
Facilities and Materials	(741)	(734)	0.9%	(655)	13.1%	(1,474)	(1,297)	13.7%
Depreciation and Amortization	(760)	(742)	2.5%	(675)	12.7%	(1,503)	(1,352)	11.2%
Advertising, Promotions and Publications	(388)	(308)	26.1%	(146)	166.8%	(696)	(366)	90.5%
Other	(179)	(90)	97.7%	(99)	79.9%	(269)	(180)	49.2%
Provision Expenses	**(667)**	**(411)**	**62.5%**	**(582)**	**14.7%**	**(1,078)**	**(1,097)**	**-1.8%**
Provision for lawsuits civil, tax and social security obligations	(239)	(183)	30.3%	(208)	14.7%	(422)	(405)	4.2%
Provision for labor claims	(429)	(227)	88.5%	(374)	14.7%	(656)	(692)	-5.2%
Operating Expenses	**(856)**	**(917)**	**-6.7%**	**(986)**	**-13.2%**	**(1,773)**	**(1,890)**	**-6.2%**
Selling - Credit Cards	(598)	(569)	5.0%	(699)	-14.6%	(1,167)	(1,358)	-14.1%
Claims and Other	(258)	(348)	-25.8%	(286)	-9.8%	(606)	(532)	13.8%
Other Tax Expenses [2]	**(117)**	**(92)**	**27.3%**	**(99)**	**17.6%**	**(208)**	**(191)**	**9.3%**
Total - Brazil	**(11,419)**	**(10,813)**	**5.6%**	**(10,550)**	**8.2%**	**(22,232)**	**(20,972)**	**6.0%**
Latin America (ex-Brazil) [3]	**(1,891)**	**(1,990)**	**-5.0%**	**(2,011)**	**-5.9%**	**(3,881)**	**(4,035)**	**-3.8%**
Total	**(13,310)**	**(12,803)**	**4.0%**	**(12,560)**	**6.0%**	**(26,113)**	**(25,006)**	**4.4%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by: (i) higher profit sharing expenses; (ii) higher expenses on third-party services, associated with advisory and consulting services and marketing campaigns carried out in the media and (iii) increase in expenses on provisions for labor contingencies, due to the higher number of labor claims and settlements in the period. In Latin America, non-interest expenses decreased driven by the foreign exchange variation in the period.

In the first half of 2022, non-interest expenses were up 6.0% in Brazil year-on-year, despite the 11.9% inflation rate in the period. This performance is directly related to our strategic cost management. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher due to the increase in expenses on facilities and materials, marketing campaigns carried out in the media, and depreciation and amortization.

Number of Employees - in thousands



98.3
12.0
0.7
72.6
13.0
98.8
11.9
0.7
72.6
13.6
99.6
11.5
0.7
73.4
14.0
100.6
11.6
0.7
74.0
14.3
99.9
11.5
0.8
73.3
14.4
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

99.9 thousand
employees at the end of the 2Q22

▼ **- 0.6%** (Jun-22 vs. Mar-22)
▲ **+ 1.7%** (Jun-22 vs. Jun-21)

We have increased the number of investment advisors and, as part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area, leading our workforce to increase by 1.7% year-on-year. In the quarter, the number of employees decreased driven by the voluntary severance program announced early in the year.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis
Itaú

Efficiency Ratio

Efficiency Ratio:


44.5
44.0
43.0
41.8
40.8
42.2
42.1
40.7
39.6
38.7
46.6
44.4
45.6
43.6
44.0
42.0
43.3
41.1
42.4
40.2
2Q21
3Q21
4Q21
1Q22
2Q22
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 420 basis points year-on-year. During the period, non-interest expenses were up 2.5%, whereas revenue increased by 12.7%.

Branches Efficiency Ratio in 2Q22

Brick and Mortar Branches	Digital Branches
71.5%	26.9%

Non-interest expenses in Brazil


2Q21
3Q21
4Q21
1Q22
2Q22
2.5%
1.8%
-1.4%
3.8%
8.2%
-5.4%
-7.7%
-10.4%
-6.8%
-3.3%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Compared to the same period of last year, non-interest expenses in Brazil were up 8.2% in the second quarter of 2022. During the same period, however, the inflation rate was 11.9% (IPCA). Therefore, the actual decrease in the second quarter of 2022, adjusted for inflation, was 3.3%.

Change, highlighting investments

1H22 vs. 1H21


In R$ billions
Investments
Core: (0.2) | +0.9%
(25.0)
4.0
(21.0)
(1.0)
(22.0)
1.5
(1.7)
(22.2)
(3.9)
(26.1)
1H21
Latin America
Brazil 1H21
business and technology
Brazil with investments
efficiency program
transactional, personnel, third-party and other
1H22 Brazil
Latin America
1H22

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 8.7% year-on-year, driven by the closure of brick and mortar branches.


45,420
45,472
45,329
44,325
43,747
23,798
24,075
24,255
23,984
23,854
1,070
1,068
1,068
1,008
994
560
576
563
643
651
19,992
19,753
19,443
18,690
18,248
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 8.2% in the number of brick and mortar branches and an increase of 77.2% in digital branches in Brazil.


4,326
4,319
4,335
4,215
4,192
197
202
223
315
349
3,041
3,035
3,026
2,834
2,791
649
646
656
659
655
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
100	284	258	2,604	536

(*) In June 2022. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.
21

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Highlights

- Total assets were up 5.1% in the quarter, mainly due to the R$42.6 billion increase in loan operations net of provision for loan losses, associated with the growth of payroll, credit card, and mortgage loans. In the 12-month period, loan operations increased R$133.4 billion. The 35.6% increase in permanent assets was mainly driven by the effect of the acquisition of equity interest in XP Inc. in April 2022.
- Funds from acceptances and issue of securities were up 19.4% in the quarter (mainly in funds from financial and real estate notes, which increased by 30.3% and 19.7%, respectively) and partially offset the 5.7% decrease in deposits received under securities repurchase agreements. In the 12-month period, funds from acceptances and issue of securities increased 61.0%. Stockholders' equity was up 10.7%, mainly driven by net income for the period and the positive effect of the increase in our interest in Itaú Chile in November 2021.

Assets (In R$ millions, end of period)	2Q22	1Q22	Δ	2Q21	Δ
Current and Long-term Assets	**2,258,532**	**2,155,198**	**4.8%**	**2,042,795**	**10.6%**
Cash	33,839	42,722	-20.8%	39,837	-15.1%
Interbank Investments	237,053	243,140	-2.5%	218,463	8.5%
Securities	695,264	654,339	6.3%	657,745	5.7%
Derivative Financial Instruments	78,478	72,023	9.0%	70,738	10.9%
Interbank and Interbranch Accounts	168,976	160,134	5.5%	152,396	10.9%
Loan, Lease and Other Loan Operations	813,701	771,073	5.5%	680,307	19.6%
Other Assets	231,221	211,767	9.2%	223,309	3.5%
Permanent Assets	**35,944**	**28,112**	**27.9%**	**26,507**	**35.6%**
Total Assets	**2,294,476**	**2,183,310**	**5.1%**	**2,069,302**	**10.9%**

Liabilities (In R$ millions, end of period)	2Q22	1Q22	Δ	2Q21	Δ
Current and Long-Term Liabilities	**2,133,802**	**2,029,408**	**5.1%**	**1,922,661**	**11.0%**
Deposits	828,693	807,043	2.7%	793,501	4.4%
Deposits Received under Securities Repurchase Agreements	262,566	278,295	-5.7%	250,190	4.9%
Funds from Acceptances and the Issue of Securities	205,431	172,058	19.4%	127,625	61.0%
Interbank and Interbranch Accounts	95,204	84,108	13.2%	74,251	28.2%
Borrowing and Onlending	120,012	107,890	11.2%	85,777	39.9%
Derivative Financial Instruments	75,087	64,663	16.1%	65,701	14.3%
Provisions	16,906	16,948	-0.2%	17,160	-1.5%
Allowance for Financial Guarantees Provided and Loan Commitments	5,993	5,452	9.9%	4,300	39.4%
Technical Provisions for Insurance	224,405	221,308	1.4%	221,664	1.2%
Other Liabilities	299,505	271,643	10.3%	282,492	6.0%
Minority Interest in Subsidiaries	**10,035**	**9,509**	**5.5%**	**10,617**	**-5.5%**
Stockholders' Equity	**150,639**	**144,393**	**4.3%**	**136,025**	**10.7%**
Total Liabilities and Equity	**2,294,476**	**2,183,310**	**5.1%**	**2,069,302**	**10.9%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	2Q22	1Q22	Δ
Investments Abroad	69,096	63,381	9.0%
Net Foreign Exchange Position (Except Investments Abroad)	(38,459)	(30,118)	27.7%
Total	**30,637**	**33,263**	**-7.9%**
Total in US$	**5,849**	**7,021**	**-16.7%**

The investments abroad with risk coverage had their hedges 100% adjusted in 2022, as established in Law No. 14,031 of July 28, 2020. Additionally, we created structural positions in foreign currencies, with the objective of neutralizing the adverse effects of the foreign-exchange variation that affects the capital requirement of the assets on our balance sheet in these currencies and the capital that supports them. The increase in foreign investments is driven by the foreign exchange variation during the period.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individual loan portfolio was up 7.4% in the quarter and 33.4% in the 12-month period, mainly driven by increases of (i) 10.3% in payroll loans, due to the higher payroll loan margin; (ii) 8.1% in personal loans; and (iii) 8.0% in credit card loans. In the 12-month period, the highlights were the increases of (i) 43.1% in credit card loans, due to the acquisition of clients over the year and greater use of the product; and (ii) 35.3% in mortgage loans, even with the higher Selic interest rate. • Companies loan portfolio was up 4.1% in the quarter and 18.1% in the 12-month period. On a year-on-year basis, significant increases occurred in (i) export and import financing; (ii) mortgage loans; and (iii) rural loans, due to the increase in the commercial structure. Credit Portfolio by Product In R$ billion, end of period 2Q22 1Q22 D 2Q21 D Individuals—Brazil (1) 372.1 346.4 7.4% 278.9 33.4% Credit Card Loans 126.3 117.0 8.0% 88.3 43.1% Personal Loans 47.7 44.2 8.1% 35.2 35.6% Payroll Loans (2) 70.6 64.0 10.3% 59.1 19.3% Vehicle Loans 32.0 31.0 3.2% 25.8 24.1% Mortgage Loans 95.3 90.2 5.6% 70.5 35.3% Rural Loans 0.2 0.1 217.8% 0.0 242.1% Companies—Brazil (1) 295.4 283.8 4.1% 250.0 18.1% Working Capital (3) 173.6 174.8 -0.7% 163.4 6.2% BNDES/Onlending 7.9 7.6 3.4% 7.5 5.3% Export/Import Financing 74.4 63.7 16.8% 48.5 53.3% Vehicle Loans 18.8 18.4 1.7% 15.2 23.2% Mortgage Loans 6.6 5.2 27.3% 4.5 47.6% Rural Loans 14.1 14.0 0.6% 10.9 29.9% Latin America (4) 191.6 185.2 3.4% 194.9 -1.7% Total without Financial Guarantees Provided 859.1 815.5 5.3% 723.8 18.7% Financial Guarantees Provided 88.3 86.9 1.6% 78.1 13.1% Total with Financial Guarantees Provided 947.4 902.3 5.0% 801.9 18.1% Corporate Securities (5) 136.8 129.9 5.3% 107.2 27.6% Total Risk 1,084.1 1,032.2 5.0% 909.1 19.3% (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Credit Concentration Corporate Credit Portfolio with Financial Guarantees by Business Sector Largest debtors, as of June 30, 2022 In R$ billions, end of period 2Q22 1Q22 Only 12.4% of the credit risk is concentrated in the 100 largest 35.4% Public Sector 6.4 4.7 debtors. 2.6% Private Sector 479.5 467.1 4.1% Real Estate 33.5 32.2 In R$ billions Risk* Risk / Total credits Risk / Total assets 5.3% Transportation 33.2 31.6 Largest debtor 6.0 0.6% 0.3% 1.8% Food and beverages 28.5 28.0 10 Largest debtors 3.6% 1.5% 5.4% Agribusiness and fertilizers 28.1 26.6 34.1 6.3% Banks and financial institutions 25.9 24.3 20 Largest debtors 51.2 5.4% 2.2% 50 Largest debtors 8.9% 3.7% 0.6% Energy and water treatment 21.6 21.5 83.9 100 Largest debtors 12.4% 5.1% 5.3% Vehicles and auto parts 19.9 18.9 117.1 -7.4% Petrochemicals and chemicals 13.8 14.9 (*) Including Financial Guarantees Provided. 2.1% Steel and metallurgy 12.3 12.1 Credit Portfolio without Financial Guarantees 8.2% Pharmaceuticals and cosmetics 12.1 11.2 Provided by Vintage -12.6% Electronics and IT 10.9 12.5 -0.4% Infrastructure work 10.8 10.9 724 815 859 2.7% Telecommunications 9.8 9.5 In R$ billions 3.7% Oil and gas 9.7 9.3 30.8% 32.8% 33.2% 8.3% Construction materials 8.6 8.0 q = <-5 1.1% Capital assets 8.5 8.4 6.4% 5.1% 5.6% q—4 -2.2% Entertainment and tourism 8.3 8.5 9.9% 7.4% 7.7% q—3 9.9% 9.2% 9.0% -7.1% Mining 7.7 8.3 9.6% 12.1% 4.0% Wood & Furniture 7.3 7.0 10.7% q—2 1.1% Services—Other 48.8 48.3 q—1 32.4% 33.0% 35.4% 1.0% Commerce—Other 33.6 33.3 23.1% Industry—Other 13.9 11.3 Actual quarter (q) 2.8% Other 72.5 70.6 2T21 1T22 2T22 2Q21 1Q22 2Q22 3.0% Total 485.9 471.9 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Jun-22	34.0%	19.0%	25.6%	12.8%	8.6%
Jun-21	31.7%	21.2%	25.3%	12.6%	9.2%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Jun-22	48.3%	51.7%
Jun-21	49.6%	50.4%

Payroll loans

R$70.6 bn as of June 30, 2022

▲ + 10.3% (vs. Mar-22) ▲ + 19.3% (vs. Jun-21)

The payroll loan portfolio for the INSS pensioners was up 10.8% from the end of March 2022, driven by the higher payroll loan margin. In the public sector, the 12.1% increase is mainly due to the granting of credit to civil servants of the Minas Gerais state.

Portfolio by origination (%)
2nd Quarter of 2022



48%
52%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
2nd Quarter of 2022



9.1
8.7
52.8
INSS
Private sector
Public sector

Mortgage loans[2]

R$101.9 bn as of June 30, 2022

▲ + 6.8% (vs. Mar-22) ▲ + 36.0% (vs. Jun-21)

93.5% of the mortgage portfolio is **individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
2nd Quarter of 2022

R$10.0 bn

▼ - 28.7% (vs. 2Q21)

80.9% of total **mortgage credit** is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 54.1%
Portfolio: 46.1%

Corporate loans

R$142.6 bn as of June 30, 2022

▲ + 4.0% (vs. Mar-22) ▲ + 15.0% (vs. Jun-21)

In the second quarter of 2022, credit origination[3] for corporate loans increased 7.2% from the previous quarter. On a year-on-year basis, credit origination increased 22.3%. These increases are mainly driven by the growth in agribusiness and other segments, in addition to the increased demand in short and long-term funding.

Credit cards

R$126.3 bn as of June 30, 2022

▲ + 8.0% (vs. Mar-22) ▲ + 43.1% (vs. Jun-21)



6.3%
8.4%
85.4%
8.9%
9.1%
82.0%
9.8%
9.3%
80.9%
Jun-21
Mar-22
Jun-22
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) includes NPL more than one day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$32.0 bn as of June 30, 2022

▲ + 3.2% (vs. Mar-22) ▲ + 24.1% (vs. Jun-21)

Originations
2nd Quarter of 2022

R$4.9 bn

▲ + 3.6% (vs. 2Q21)

Average Term	% Average Down Payment	Average Ticket
46 months	42%	R$49.2 thousand

Loan-to-value

Vintage (quarterly average): 56.6%
Portfolio: 59.7%

Very small, small and middle market

R$152.9 bn as of June 30, 2022

▲ + 4.2% (vs. Mar-22) ▲ + 21.3% (vs. Jun-21)

In the second quarter of 2022, credit origination[3] for very small, small and middle-market companies increased 9.4% when compared to the previous quarter and increased 20.8% year-on-year, especially for middle-market companies, that posted higher revenues in the segment.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Funding from clients increased 5.5% in the quarter. In the last 12 months, the growth was 12.2%, driven by (i) funds from bills, which were up 105.8%, mainly real estate and agribusiness bills; (ii) time deposits, which were up 5.7%, parts of resources migrated from open platform; and (iii) demand deposits, which were up 3.5%, associated with the positive flow of funds.
- Assets under management and administration grew by 1.6% in the quarter. In the last 12 months, the growth was 3.9%, driven by a 8.5% increase in our own products, mainly driven by increase in time deposits and financial bills.

In R$ millions, end of period	2Q22	1Q22	Δ	2Q21	Δ
Funding from Clients (A)	**963,667**	**913,709**	**5.5%**	**859,263**	**12.2%**
Demand Deposits	141,055	147,815	-4.6%	136,318	3.5%
Savings Deposits	184,896	183,880	0.6%	184,228	0.4%
Time Deposits	496,565	470,231	5.6%	469,647	5.7%
Own Debentures (Linked to Repurchase Agreements)	10	11	-9.1%	474	-97.9%
Funds from Bills[1] and Structured Operations Certificates	141,142	111,772	26.3%	68,596	105.8%
Other Funding (B)	**215,150**	**197,450**	**9.0%**	**182,486**	**17.9%**
Onlending	10,264	10,535	-2.6%	10,578	-3.0%
Borrowing	109,748	97,355	12.7%	75,199	45.9%
Securities Obligations Abroad	64,289	60,287	6.6%	59,030	8.9%
Other[2]	30,848	29,273	5.4%	37,680	-18.1%
Portfolio Managed and Investment Funds (C)	**1,530,744**	**1,513,177**	**1.2%**	**1,478,407**	**3.5%**
Total (A) + (B) + (C)	**2,709,562**	**2,624,336**	**3.2%**	**2,520,156**	**7.5%**
Own Products	**1,837,031**	**1,780,636**	**3.2%**	**1,692,860**	**8.5%**
Open Platform	**300,102**	**303,983**	**-1.3%**	**334,866**	**-10.4%**
Assets under Management	**2,137,133**	**2,084,619**	**2.5%**	**2,027,726**	**5.4%**
Fiduciary Management and Custody[3]	**430,275**	**441,600**	**-2.6%**	**443,948**	**-3.1%**
Assets under Management and Administration	**2,567,409**	**2,526,219**	**1.6%**	**2,471,674**	**3.9%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 83.7% in the second quarter of 2022.



80.7%
82.3%
84.7%
85.2%
83.7%
69.5%
71.0%
73.0%
73.4%
72.9%
In R$ Billions
1,042
897
724
1,081
933
768
1,121
967
819
1,111
957
815
1,179
1,027
859
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On June 30, 2022, our Tier I Capital ratio reached 12.6%, consisting of 11.1% Common Equity Tier I and of 1.5% Additional Tier I.


12.5%
1.4%
11.1%
Tier I Mar-22
0.5%
Net income in the quarter and interest on Own Capital
-0.3%
Risk-Weighted Assets[1]
-0.1%
Prudential and Equity Adjustments
-0.1%
Purchase and Sale equity interest in XP Inc.
0.1%
Additional Tier I Capital (AT1)
12.6%
1.5%
11.1%
Tier I Jun-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 4.2% driven by net income for the period, partially offset by prudential adjustments.

RWA: increase of R$37,304 million. The higher amount of credit risk-weighted assets was mainly due to higher credit risk (RWA_{CPAD}).

BIS ratio: increase of 0.2 p.p. from March 2022, driven by net income for the period, partially offset by higher credit risk-weighted assets, prudential adjustments and acquisition of interest equity in XP Inc. In June 2022, our BIS ratio was 2.6 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	2Q22	1Q22
Common Equity Tier I	**133,651**	**129,053**
Tier I (Common Equity + Additional Capital)	**151,245**	**145,402**
Referential Equity (Tier I and Tier II)	**168,956**	**162,203**
Total Risk-weighted Assets (RWA)	**1,201,628**	**1,164,324**
Credit Risk-weighted Assets (RWA_{CPAD})	1,085,024	1,045,152
Operational Risk-weighted Assets (RWA_{OPAD})	93,399	93,399
Market Risk-weighted Assets (RWA_{MINT})	23,205	25,773
Common Equity Tier I Ratio	**11.1%**	**11.1%**
Tier I Capital Ratio	**12.6%**	**12.5%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**14.1%**	**13.9%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 145.7%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Jun-22	Mar-22
HQLA	279,847	293,573
Potential Cash Outflows	192,124	196,328
LCR (%)	145.7%	149.5%

Net Stable Funding Ratio (NSFR)

The NSFR was 119.7% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Jun-22	Mar-22
Available Stable Funding	1,070,719	1,021,581
Required Stable Funding	894,427	852,481
NSFR (%)	119.7%	119.8%

For 2022, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	2Q22	1Q22
VaR by Risk Factor		
Interest Rates	983	988
Currency	25	16
Shares on the Stock Exchange	32	27
Commodities	2	3
Diversification Effects	**(318)**	**(504)**
Total VaR	**724**	**530**
Maximum VaR in the quarter	752	680
Average VaR in the quarter	659	605
Minimum VaR in the quarter	494	504

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A. 26

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was down 2.3% in the quarter due to increase in cost of credit, driven by higher unsecured personal credit origination and the increase in nonperforming loans, as well as to higher non-interest expenses. These effects were partially offset by higher financial margin, mainly driven by higher volume of credit and the higher volume of credit and the effect of the mix of products, as well as higher commissions and fees due to higher revenues from cards.
- Recurring managerial result was up 9.6% year-on-year. Financial margin increased due to higher volume of credit and the effect of the mix of products. Commissions and fees increased and the highlights were higher gains from cards, due to higher transaction volume, both issuer and acquirer.Revenues from insurance were also higher, driven by the increase in earned premiums.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ
Operating Revenues	**22,387**	**21,164**	**5.8%**	**18,214**	**22.9%**
Managerial Financial Margin	13,499	12,686	6.4%	10,344	30.5%
Commissions and Fees	6,695	6,431	4.1%	6,115	9.5%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,193	2,047	7.1%	1,755	25.0%
Cost of Credit	**(7,479)**	**(6,446)**	**16.0%**	**(3,969)**	**88.4%**
Retained Claims	**(332)**	**(387)**	**-14.1%**	**(494)**	**-32.8%**
Other Operating Expenses	**(10,803)**	**(10,257)**	**5.3%**	**(9,784)**	**10.4%**
Income before Tax and Minority Interests	**3,772**	**4,074**	**-7.4%**	**3,966**	**-4.9%**
Income Tax and Social Contribution	**(1,111)**	**(1,305)**	**-14.9%**	**(1,423)**	**-21.9%**
Minority Interests in Subsidiaries	**8**	**(38)**	**-**	**(108)**	**-**
Recurring Managerial Result	**2,669**	**2,731**	**-2.3%**	**2,435**	**9.6%**
Recurring Return on Average Allocated Capital	**16.5%**	**18.1%**	**- 1.6 p.p.**	**21.0%**	**- 4.5 p.p.**
Efficiency Ratio (ER)	**45.1%**	**45.6%**	**- 0.5 p.p.**	**51.9%**	**- 6.8 p.p.**

Loan Portfolio (R$ billion)


+ 6.4%
+ 30.1%
344.0
375.0
406.3
420.3
447.4
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)


645
637
1,045
2Q20
2Q21
2Q22

Share of Transactions
through digital channels*

	2Q22	2Q21
Credit	38%	33%
Investments	50%	48%
Payments	87%	86%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Itaú Unibanco Holding S.A.

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 29.7% increase in recurring managerial result in the quarter was driven by:(i) an increase in financial margin, due to the higher average credit volume, higher liabilities´ margin and gains from structured operations, (ii) higher commissions and fees, due to revenues from fund management and investment banking, and (iii) decrease in cost of credit as a result of the rating upgrade of some clients in Brazil.
- Recurring managerial result was up 87.5% year-on-year, due to the increase in the financial margin, driven by the higher average credit volume and lower cost of credit in the Wholesale business segment in Brazil.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ
Operating Revenues	12,389	10,683	16.0%	9,286	33.4%
Managerial Financial Margin	8,558	7,198	18.9%	5,681	50.6%
Commissions and Fees	3,763	3,311	13.7%	3,530	6.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	68	174	-61.0%	75	-9.9%
Cost of Credit	(56)	(522)	-89.3%	(723)	-92.3%
Retained Claims	(5)	(2)	125.3%	(3)	52.0%
Other Operating Expenses	(4,696)	(4,497)	4.4%	(4,334)	8.3%
Income before Tax and Minority Interests	7,632	5,663	34.8%	4,226	80.6%
Income Tax and Social Contribution	(2,627)	(1,771)	48.3%	(1,422)	84.8%
Minority Interests in Subsidiaries	(264)	(238)	11.2%	(276)	-4.2%
Recurring Managerial Result	4,741	3,654	29.7%	2,528	87.5%
Recurring Managerial Return on Average Allocated Capital	31.6%	24.4%	7.2 p.p.	17.6%	14.0 p.p.
Efficiency Ratio (ER)	34.4%	39.0%	- 4.6 p.p.	43.7%	- 9.3 p.p.

Loan Portfolio (R$ billion)



+ 4.2%
+ 8.4%
379.9
392.5
412.8
395.1
411.7
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	2Q22	1Q22	Δ	2Q21	Δ
Operating Revenues	474	1,188	-60.1%	3,125	-84.8%
Managerial Financial Margin	582	1,163	-49.9%	2,768	-79.0%
Commissions and Fees	40	30	32.5%	341	-88.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	(148)	(5)	-	16	-
Other Operating Expenses	(67)	(35)	88.6%	(327)	-79.6%
Income before Tax and Minority Interests	407	1,153	-64.7%	2,798	-85.5%
Income Tax and Social Contribution	(72)	(103)	-30.2%	(1,130)	-93.6%
Minority Interests in Subsidiaries	(67)	(74)	-9.6%	(88)	-24.5%
Recurring Managerial Result	268	976	-72.5%	1,579	-83.0%
Recurring Return on Average Allocated Capital	4.7%	16.2%	- 11.5 p.p.	18.3%	- 13.6 p.p.
Efficiency Ratio (ER)	9.6%	3.3%	6.3 p.p.	5.1%	4.5 p.p.

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 92.4% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 14.5%.

Brazil[1] (In R$ million, end of period)	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Operating Revenues	**31,573**	**29,328**	**7.7%**	**26,950**	**17.2%**	**60,901**	**52,575**	**15.8%**
Managerial Financial Margin	19,791	18,165	9.0%	16,205	22.1%	37,956	31,707	19.7%
Financial margin with clients	19,555	17,632	10.9%	14,682	33.2%	37,187	28,728	29.4%
Financial margin with the Market	236	532	-55.6%	1,524	-84.5%	769	2,980	-74.2%
Commissions and Fees	9,680	8,956	8.1%	8,904	8.7%	18,636	17,198	8.4%
Revenues from Insurance[2]	2,102	2,207	-4.8%	1,840	14.2%	4,309	3,670	17.4%
Cost of Credit	**(7,018)**	**(6,720)**	**4.4%**	**(4,386)**	**60.0%**	**(13,738)**	**(8,092)**	**69.8%**
Provision for Loan Losses	(7,221)	(6,665)	8.3%	(4,466)	61.7%	(13,887)	(8,380)	65.7%
Impairment	202	(27)	-846.2%	(8)	-2610.9%	175	40	339.9%
Discounts Granted	(602)	(541)	11.2%	(533)	12.8%	(1,143)	(931)	22.7%
Recovery of Loan Loans Written Off as Losses	603	513	17.6%	622	-3.0%	1,116	1,179	-5.3%
Retained Claims	**(337)**	**(388)**	**-13.3%**	**(497)**	**-32.3%**	**(725)**	**(853)**	**-15.1%**
Other Operating Expenses	**(13,431)**	**(12,596)**	**6.6%**	**(12,336)**	**8.9%**	**(26,027)**	**(24,425)**	**6.6%**
Non-interest expenses	(11,240)	(10,706)	5.0%	(10,505)	7.0%	(21,946)	(20,858)	5.2%
Tax Expenses and Other[3]	(2,191)	(1,890)	16.0%	(1,831)	19.7%	(4,081)	(3,566)	14.4%
Income before Tax and Minority Interests	**10,787**	**9,623**	**12.1%**	**9,731**	**10.9%**	**20,410**	**19,205**	**6.3%**
Income Tax and Social Contribution	**(3,680)**	**(2,915)**	**26.3%**	**(3,669)**	**0.3%**	**(6,595)**	**(7,403)**	**-10.9%**
Minority Interests in Subsidiaries	**(10)**	**(49)**	**-78.9%**	**(127)**	**-91.8%**	**(60)**	**(246)**	**-75.8%**
Result from XP Inc's oper at ions	-	-	-	**177**	-	-	**448**	**-100.0%**
Recurring Managerial Result	**7,097**	**6,659**	**6.6%**	**6,112**	**16.1%**	**13,756**	**12,003**	**14.6%**
Share	**92.4%**	**90.5%**	**2.0 p.p.**	**93.4%**	**-1.0 p.p.**	**91.5%**	**92.8%**	**-1.3 p.p.**
Return on Average Equity - Annualized	**21.6%**	**21.0%**	**0.6 p.p.**	**19.5%**	**2.1 p.p.**	**21.2%**	**19.2%**	**2.3 p.p.**

Latin America (In R$ million, end of period)	2Q22	1Q22	Δ	2Q21	Δ	1H22	1H21	Δ
Operating Revenues	3,676	3,707	-0.8%	3,379	8.8%	**7,384**	**7,331**	**0.7%**
Managerial Financial Margin	2,847	2,882	-1.2%	2,587	10.1%	5,729	5,719	0.2%
Financial margin with clients	2,434	2,407	1.1%	2,120	14.8%	4,841	4,247	14.0%
Financial margin with the Market	414	475	-12.9%	467	-11.5%	888	1,473	-39.7%
Commissions and Fees	819	816	0.4%	786	4.1%	1,635	1,606	1.8%
Revenues from Insurance[2]	11	9	12.1%	5	-	20	5	-
Cost of Credit	**(517)**	**(247)**	**109.3%**	**(306)**	**69.1%**	**(765)**	**(711)**	**7.6%**
Provision for Loan Losses	(593)	(332)	78.4%	(368)	61.2%	(925)	(889)	4.1%
Discounts Granted	(38)	(15)	157.5%	(49)	-23.2%	(52)	(60)	-13.3%
Recovery of Loan Loans Written Off as Losses	113	100	13.5%	111	2.0%	213	239	-10.9%
Retained Claims	**(0)**	**(1)**	**-36.0%**	**(0)**	-	(1)	(0)	-
Other Operating Expenses	**(2,134)**	**(2,193)**	**-2.7%**	**(2,109)**	**1.2%**	**(4,328)**	**(4,250)**	**1.8%**
Non-interest expenses	(2,070)	(2,097)	-1.3%	(2,055)	0.7%	(4,167)	(4,148)	0.5%
Tax Expenses and Other[3]	(64)	(96)	-33.1%	(54)	19.5%	(161)	(102)	57.7%
Income before Tax and Minority Interests	**1,024**	**1,266**	**-19.1%**	**963**	**6.3%**	**2,291**	**2,371**	**-3.4%**
Income Tax and Social Contribution	**(130)**	**(265)**	**-50.9%**	**(188)**	**-30.8%**	**(395)**	**(662)**	**-40.4%**
Minority Interests in Subsidiaries	**(313)**	**(300)**	**4.2%**	**(345)**	**-9.3%**	**(613)**	**(772)**	**-20.6%**
Recurring Managerial Result	**581**	**702**	**-17.1%**	**431**	**35.0%**	**1,283**	**937**	**36.9%**
Share	**7.6%**	**9.5%**	**-2.0 p.p.**	**6.6%**	**1.0 p.p.**	**8.5%**	**7.2%**	**1.3 p.p.**
Return on Average Equity - Annualized	**14.5%**	**15.9%**	**-1.4 p.p.**	**13.7%**	**0.8 p.p.**	**15.2%**	**15.0%**	**0.2 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 10.6% (Jun/22 vs. Mar/22)
+ 4.7% (Jun/22 vs. Jun/21)
R$ 5.002
R$ 4.738
R$ 5.238
Jun/21
Mar/22
Jun/22


Colombian Peso vs. BRL
+ 0.2% (Jun/22 vs. Mar/22)
+ 5.7% (Jun/22 vs. Jun/21)
749.63
790.51
792.39
Jun/21
Mar/22
Jun/22


Uruguayan Peso vs. BRL
- 12.9% (Jun/22 vs. Mar/22)
- 13.3% (Jun/22 vs. Jun/21)
8.69
8.65
7.54
Jun/21
Mar/22
Jun/22


Argentine Peso vs. BRL
+ 2.1% (Jun/22 vs. Mar/22)
+ 24.9% (Jun/22 vs. Jun/21)
19.14
23.42
23.91
Jun/21
Mar/22
Jun/22


Chilean Peso vs. BRL
+ 6.9% (Jun/22 vs. Mar/22)
+ 21.4% (Jun/22 vs. Jun/21)
145.92
165.78
177.18
Jun/21
Mar/22
Jun/22


Paraguayan Guarani vs. BRL
- 10.7% (Jun/22 vs. Mar/22)
- 2.9% (Jun/22 vs. Jun/21)
1,344
1,461
1,305
Jun/21
Mar/22
Jun/22

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in the nominal currencies.

Itaú Unibanco Holding S.A. 29

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.


France
England
Spain
Portugal
Germany
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,099	5,308	1,503	1,088	2,459	11,457	753	99,913
Branches & CSBs	22	174	74	40	87	397	-	4,192
ATMs	68	356	155	308	107	994	-	43,747

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 2Q22	Itaú Chile 1Q22	Itaú Chile Δ	Itaú Argentina 2Q22	Itaú Argentina 1Q22	Itaú Argentina Δ	Itaú Paraguay 2Q22	Itaú Paraguay 1Q22	Itaú Paraguay Δ	Itaú Uruguay 2Q22	Itaú Uruguay 1Q22	Itaú Uruguay Δ
Operating Revenues	2,185	1,917	14%	470	461	2%	366	300	22%	684	692	-1%
Managerial Financial Margin	1,829	1,584	15%	365	371	-2%	266	218	22%	404	411	-2%
Financial Margin with Clients	1,677	1,454	15%	265	305	-13%	183	191	-4%	287	249	15%
Financial Margin with the Market	152	130	17%	100	66	51%	83	27	203%	117	161	-27%
Commissions and Fees	355	333	7%	106	90	18%	90	73	23%	280	281	0%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	-	-	-	11	9	17%	-	-	-
Cost of Credit	(461)	(155)	198%	(7)	14	-154%	(27)	(49)	-45%	(64)	(46)	37%
Provision for Loan Losses	(562)	(238)	136%	6	13	-57%	(33)	(50)	-34%	(45)	(39)	17%
Discounts Granted	(2)	(5)	-47%	(16)	(1)	-	-	-	-	(20)	(10)	113%
Recovery of Loans Written Off as Losses	103	88	17%	3	1	176%	6	1	467%	2	2	7%
Retained Claims	-	-	-	-	-	-	(0)	(1)	-	-	-	-
Other Operating Expenses	(1,150)	(1,146)	0%	(330)	(265)	24%	(156)	(162)	-4%	(394)	(389)	1%
Non-Interest Expenses	(1,143)	(1,139)	0%	(273)	(223)	23%	(153)	(156)	-2%	(393)	(388)	1%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(6)	(7)	-10%	(56)	(43)	32%	(3)	(6)	-47%	(1)	(1)	-1%
Income before Tax and Minority Interests	574	616	-7%	134	209	-36%	182	88	107%	226	256	-12%
Income Tax and Social Contribution	(19)	(52)	-63%	(47)	(84)	-44%	(51)	(20)	154%	(64)	(75)	-15%
Minority Interests in Subsidiaries [1]	(313)	(272)	15%	-	-	-	-	-	-	-	-	-
Recurring Net Income	242	292	-17%	86	125	-31%	131	68	93%	162	181	-10%
Return on Average Equity - Annualized	10.4%	12.0%	-1.6 p.p.	26.0%	41.0%	-15.0 p.p.	30.2%	16.2%	14.0 p.p.	27.5%	30.2%	-2.6 p.p.
Efficiency Ratio	52.5%	59.6%	-7.1 p.p.	66.0%	53.2%	12.8 p.p.	42.2%	53.2%	-11.0 p.p.	57.6%	56.2%	1.4 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher margin with clients due to increase in interest rates and higher volume of loans.
- Higher cost of credit driven by provisions for Corporate clients and the impact of foreign-exchange variation.

Itaú Argentina

- Lower margin with clients due to sale of investment in the 1Q22.
- Higher margin with the market, due to revenue from securities.
- Higher cost of credit, due to renegotiation in 2Q22 and settlement in 1Q22 of debt with Corporate clients.
- Higher personnel expenses and sales commissions and marketing expenses.

Itaú Paraguay

- Higher margin with the market, due to the impact of interest rates and foreign exchange derivatives.
- Higher revenues from credit cards.
- Lower cost of credit, due to the increase in volume of nonperforming loans in the retail business in the 1Q22.

Itaú Uruguay

- Higher margin with clients, due to the increase in liabilities' margin (volume and spread) and to higher volume of loan operations.
- Lower margin with the market, due to foreign exchange derivatives.
- Higher cost of credit, due to losses on loans granted.

Itaú Unibanco Holding S.A.

30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Itaú Unibanco Shares

Itaú Unibanco Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York Stock Exchange (NYSE).

Market Capitalization

R$223 billion | **US$42** billion

The market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day of the period.

Market Consensus (ITUB4) - 06/30/22


Sell
Buy

Sell 01 Hold 06 Buy 14

Source: Bloomberg.

Corporate Structure Chart and Free Float* Participation


Free Float*
36.65% ON
81.90% PN
66.35% Total
Egydio de Souza Aranha Family
63.35% ON
18.10% PN
33.65% Total
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
39.21% ON
0.003% PN
19.84% Total
51.71% ON
26.16% Total
Non-voting Shares
Free Float*
Foreigners in NYSE
20%
34%
4.8 bn
(number of shares)
46%
Foreigners in B3
Free Float*
7.75% ON
99.61% PN
53.14% Total
Itaú Unibanco Holding S.A.

Strengths of our ownership

- Family ownership and control ensuring a long-term view
- Professional management team
- Broad shareholder base (53.14% of total shares in free floating, and the non-voting shares are 99.61% in free floating)
- Solid corporate governance structure

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Performance in the Capital Market

Price and volume	(R$) ITUB4 (Non-voting Shares)	(R$) ITUB3 (Common Shares)	(US$) ITUB (ADR)
Closing price at 06/30/2022	22.67	19.53	4.28
Maximum price in the quarter	27.88	24.15	4.36
Average price in the quarter	24.99	21.40	5.03
Minimum price in the quarter	22.53	19.45	4.26
Closing price at 03/31/2022	27.48	23.60	5.71
Closing price at 06/30/2021	24.57	21.74	4.96
Change in 2Q22	-17.5%	-17.2%	-25.0%
Change in the last 12 months	-7.7%	-10.2%	-13.6%
Average daily trading volume in 2Q22 - million	833.4	13.7	236.3
Average daily trading financial volume in 12 months - million	944.1	25.8	203.2

Shareholder base and indicators	06/30/22	03/31/22	06/30/21
Number of Shares - Million	9,804	9,804	9,804
Common Shares (ON) - Million	4,958	4,958	4,958
Non-voting Shares (PN) - Million	4,846	4,846	4,846
Treasury Shares - Million	3.3	3.6	24.2
Number of Outstanding Shares - Million	9,801	9,800	9,780
Number of Shareholders	468,240	465,255	470,918
Recurring Managerial Result per Share During the Quarter (R$)	0.78	0.75	0.67
Net Income per Share During the Quarter (R$)	0.76	0.69	0.77
Book value per Share (R$)	15.37	14.73	13.91
Price/Earnings (P/E) [1]	8.47	10.21	9.58
Price/Book value (P/B) [2]	1.47	1.87	1.77

(1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the second quarter of 2022, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the second quarter of 2022 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Jun/30/2022			Dec/31/2021		
Total Assets	**2,294,476**	**(128,868)**	**2,165,608**	**2,166,019**	**(96,813)**	**2,069,206**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,600,692	(66,661)	1,534,031	1,543,302	(81,929)	1,461,373
(-) Provision for Expected Loss at Amortized Cost [5]	(45,360)	(18)	(45,378)	(44,146)	3,067	(41,079)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	191,027	(82,258)	108,769	164,715	(59,009)	105,706
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,736)	2,624	(112)	(2,212)	2,128	(84)
Financial Assets at Fair Value Through Profit or Loss [4]	426,885	27,288	454,173	398,659	35,510	434,169
Tax Assets [7]	69,772	(10,190)	59,582	66,314	(7,881)	58,433
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	54,196	347	54,543	39,387	11,301	50,688
Total Liabilities	**2,133,802**	**(136,042)**	**1,997,760**	**2,010,443**	**(105,713)**	**1,904,730**
Financial Assets at Amortized Cost [3 6]	1,734,275	(122,706)	1,611,569	1,655,042	(101,935)	1,553,107
Financial Assets at Fair Value Through Profit or Loss [4]	75,499	(525)	74,974	64,248	(769)	63,479
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	6,085	(1,971)	4,114	4,866	334	5,200
Provision for Insurance and Pension Plan	221,125	514	221,639	214,311	665	214,976
Provisions	20,519	(1)	20,518	19,593	(1)	19,592
Tax Liabilities [7]	12,966	(5,603)	7,363	9,759	(3,513)	6,246
Other Liabilities	63,333	(5,750)	57,583	42,624	(494)	42,130
Total Stockholders' Equity	**160,674**	**7,174**	**167,848**	**155,576**	**8,900**	**164,476**
Non-controlling Interests	10,035	591	10,626	11,022	590	11,612
Total Controlling Stockholders' Equity [8]	150,639	6,583	157,222	144,554	8,310	152,864

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Jun/30/2022	2nd Q/22	1st Q/22	2nd Q/21	1st H/22	1st H/21
BRGAAP - Values Attributable to Controlling Stockholders	**150,639**	**7,436**	**6,743**	**7,560**	**14,179**	**12,974**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,298	(92)	(53)	596	(145)	865
(b) Adjustment to Fair Value of Financial Assets	(3,974)	(632)	(621)	248	(1,253)	(126)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	429	(1)	(1)	(1)	(2)	(2)
(d) Criteria for Write-Off of Financial Assets	2,004	(19)	102	48	83	50
(e) Financial Lease Operations	29	(6)	(9)	(9)	(15)	(21)
(f) Other adjustments	4,797	771	489	(38)	1,260	348
IFRS - Values Attributable to Controlling Stockholders	**157,222**	**7,456**	**6,651**	**8,404**	**14,107**	**14,088**
IFRS - Values Attributable to Minority Stockholders	10,626	312	284	335	596	871
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**167,848**	**7,768**	**6,935**	**8,739**	**14,703**	**14,959**

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS and the reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for the first half of 2022.

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues Dividends and Interest on Own Mix of Products The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of a portion assets between periods. Insurance, Pension Plan and Premium Bonds of the profits to stockholders, paid or Operations before Retained Claims and provisioned, declared and posted in Average asset portfolio Selling Expenses. Stockholders’ Equity. Includes the portfolio of credit and private securities, net of loans more than 60 days Managerial Financial Margin Market Capitalization overdue, but excluding the effects of average The sum of the Financial Margin with Obtained by multiplying the total number of exchange rate variations during the periods. Clients and the Financial Margin with outstanding shares (common and non-voting the Market. shares) by the average price per non-voting Asset spreads share on the last trading day of the period. Variations in the spreads on credit risk assets Recurring Managerial Return on Average between periods. Equity – Annualized Tier I Capital Ratio Obtained by dividing the Recurring The sum of the Common Equity Tier I and the Annualized average rate of financial margin Managerial Result by the Average Additional Tier I Capital, divided by the Total with clients Stockholders’ Equity. The resulting amount is Risk Weighted Assets. Obtained by dividing the Financial Margin multiplied by the number of periods in the with Clients by the average daily balances of year to derive the annualized rate. The Cost of Credit spread-sensitive operations, working capital calculation bases of returns were adjusted by Composed of the Result from Loan Losses, and others. This figure is divided by the the dividends proposed after the balance Impairment and Discounts Granted. number of calendar days in the quarter and sheet closing dates, which have not yet been annualized (rising to 360) to obtain the approved at the annual Stockholders’ or annual rate. Board meetings. Recurring Managerial Return on Average Managerial Financial Margin Assets – Annualized Obtained by dividing the Recurring Financial margin with clients Credit Quality Managerial Result by the Average Assets. Consists of spread-sensitive operations, working capital and others. Spread-sensitive NPL Ratio (over 90 days) Coverage Ratio operations include: (i) the margin on assets, Calculated by dividing the balance of loans Obtained by dividing the total allowance which is the difference between the amount which have been non-performing for longer balance by the balance of operations received from loan operations and corporate than 90 days by the total loan portfolio. overdue for more than 90 days. securities and the cost of money charged by Loans overdue for more than 90 days include treasury banking, and (ii) the liabilities the total balance of transactions with at least Efficiency Ratio margin, which is the difference between the one installment more than 90 days overdue. Obtained by dividing the Non-Interest cost of funding and the amount received Expenses by the sum of Managerial Financial from treasury banking. The working capital NPL Creation Margin, Commissions and Fees, Result of margin is the interest on working capital at a The balance of loans that became more than Insurance, Pension Plan and Premium Bonds fixed interest rate. 90 days overdue during the quarter. Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Recurring Managerial Result per Share mismatches between assets and liabilities—the average value of the Loan Portfolio for Calculated based on the weighted average Asset and Liability Management (ALM), the last two quarters. number of outstanding shares for the period, terms, the rates of interest, foreign exchange including stock splits when they take place. and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital includes the financial margin with the Combined Ratio Consists of instruments of a perpetual market, the costs of Treasury operations, the The sum of retained claims, selling expenses, nature, which meet the eligibility equity pickup from companies not linked to administrative expenses, other operating requirements. each segment and our interest in Porto income and expenses, tax expenses for ISS, Seguro. PIS and COFINS and other taxes divided by Tier I Capital earned premiums. The sum of the Common Equity Tier I and the Additional Tier I Capital. Our Shares Credit Portfolio Tier II Capital Book Value per Share Consists of subordinated debt instruments Calculated by dividing the Stockholders’ Loan-to-Value with defined maturity dates that meet the Equity on the last day of the period by the Ratio of the financing amount to the value of eligibility requirements. number of outstanding shares. the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Loan Portfolio over Gross Funding Consists of the sum of the portions related Obtained by dividing Loans by Gross Funding to the credit risk exposure (RWACPAD), the (Funding from Clients, Funds from market risk capital requirement (RWAMINT) Acceptance and Issuance of Securities and the operational risk capital requirement Abroad, Borrowing and Others) at the end of (RWAOPAD). the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Business deposits abroad, and cash and cash Consists of the offering of banking products equivalents denominated in foreign currency. and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bond products, and acquiring services, among others. Value at Risk (VaR) Wholesale Business A statistical metric that quantifies the Covers the activities of Itaú BBA, the unit potential economic loss to be expected in responsible for commercial operations with normal market conditions. The consolidated large companies and for investment banking VaR of Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking), of 99%, a historical period of four years (1000 middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Itaú Unibanco Holding S.A. 36 pwc (A free translation of the original in Portuguese) Report of independent auditors on supplen1entary infor1nation To the Board of Directors and Stockholders Itn(! Unibanco Holding S.A. Introduction lu couuecliou with our audit of tlte fiuam:ial olaltHutmLs of llaCt Uuii>am:o Holding S.A. (Bank) and Ita(t Unibanco Holding S.A. and its subsidiaties (Consolidated) as of June 30, 2022, on which we issued an unmodified audit report dated August 8, 2022, we petformed a review of the accounting infonnation contained in the supplementmy information included in the Management Diseussion and Analysis Report of Ita(! Unibanco Holding S.A. and its subsidiaries for the half year ended at June 30, 2022. Scope of the review We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comptised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main cJiteJia adopt eel for the prepnration of the acr.ounting infom1ation presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaric.s. The supplementmy information inc.ludcd in the :Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be eonsidered an integral part ofthe fmanc.ial statements. Conclusion Based on our review, we are not aware of any matetial modifications that should be made to the accounting information c.ontaincd iu this supplcmontaty iufonnntion, in order for it to be adequately pre~euled, iu all malerial respects, iu relalioulu U1e fiuam.’ial statements al Juue30, 2022, taken as a whole, prepared in accordanc,e “~th the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Sao Paulo, 1\ugust 8, 2022 .Q ·~r~alerhuuseCoupet~ c..r •• ;Leoo Auditores Independentes Ltda. CRC 2SPooo16oj0-5 PricewaterhouseCoopers Auditores lndependentes Ltda., Av. Dri!1;adei1·o Faria Lima 3732, 16!1., partes 1 e 6, Edificio Aclalmiro Uellape J:laptista l:l32, Sao l’aulo, Sl’, J:lrasil, 04538-132 T: +55 (u ) 4004-8000, www.pwc.com.br Itaú Unibanco Holding S.A. 37

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 38

20 22 Complete financial statements in BRGAAP June 30, 2022

Management Report **1H22**

Since the launch of the "Nosso Jeito" (Our Way) project in 2010, we have carried out reviews and updates of our culture that have been the milestones of important transformations of the organization. However, the complexity of the world we live in demands that we take a fresh look at the values that underpin our daily activities. Thus, having listened to our customers and teams and having considered market context, we created "**Cultura Itubers**". This culture embodies the values essential to the ways in which we behave and our attitudes; it unites us around something bigger and turns a diverse group of people into a team that plays with a single aim, striving together to change the world and make a difference in people's lives.

Highlights of the 1st half of 2022

Key indicators and ratios of our performance in the first half of 2022 over the same period of the previous year:

Recurring **managerial result**
R$15.0 billions
1H21 16.2% ▲

Credit **portfolio**[1]
R$1.1 trillion
1H21 19.3% ▲

ROE **Recurring managerial**
20.5%
1H21 170 bps ▲

Performance 1H22 x 1H21

Financial Margin with Clients
R$42.0 billions
27.5% ▲

Efficiency Ratio
41.2%
-330 bps ▼

Tier 1 Capital[2]
12.6%
-90 bps ▼

The credit portfolio expanded in every segment in Brazil: 33.1% in individuals, 22.8% in very small, small and middle market loans and 18.9% in corporate loans.

The positive effect of the growth in the portfolio, associated with the gradual change in the portfolio mix to loans to the retail business segment, resulted in growth of 27.5% in the financial margin with clients.

The reduced financial margin with the market and an increase in the cost of credit, the latter related to the expansion of the retail credit portfolio in Brazil.

Increase in commissions and fees and result from insurance operations was due to the higher revenues from cards, both in issuance and in acquiring.

An increase of 27.7% in the result from insurance, associated with the positive growth in earned premiums and savings bond revenues, in addition to the lower claims rate.

Non-interest expenses rose by 6.0% in Brazil, even with accumulated inflation of 11.9% in the period. We continue to invest in technology and in our business, and our efficiency program has made a decisive contribution to this performance.

(1) Includes financial guarantees provided and corporate securities. (2) Represented by perpetual subordinated debt instruments with call options starting on the fifth anniversary of the date of issue and on any interest payment date thereafter at par. The optional redemption is subject to the Brazilian Central Bank Approval. The decision to exercise these calls will be taken on an economic basis also considering other factors such as (i) capitalization level; (ii) refinance cost of a new instruments; and (iii) interest rate dynamics, market's depth and volatility.

40

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions

Income information	1H22	1H21	Variation
Operating Revenues[1,2]	68.3	59.9	14.0%
Managerial Financial Margin	43.7	37.4	16.7%
Financial Margin with Clients	42.0	33.0	27.5%
Financial Margin with the Market	1.7	4.5	-62.8%
Commissions and Fees[2]	20.3	18.8	7.8%
Revenues from Insurance, Pension Plans and Premium Bonds	4.3	3.7	17.8%
Cost of Credit	(14.5)	(8.8)	64.8%
Non-interest Expenses	(26.1)	(25.0)	4.4%
Recurring Managerial Result	15.0	12.9	16.2%
Net Income	14.2	13.0	9.3%
Recurring Managerial Return on Annualized Average Equity[3]	20.5%	18.8%	170 bps

Shares	1H22	1H21	Variation
Net Income per Share - Basic - R$	1.45	1.33	9.0%
Book Value per Share - R$ (Outstanding on 06/30)	15.37	13.91	10.5%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.35	0.31	12.8%
Average Financial Daily Trading Volume	2.1	2.3	-6.8%
B3 (ON+PN)	0.9	1.1	-16.0%
NYSE (ADR)	1.2	1.2	2.2%
Market Capitalization[4]	222.6	292.9	-24.0%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Disregarding the result of XP Inc. in the 1H21. (3) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 1H21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021.

41

Initiatives We are the new payroll partner of the municipality of Goiânia Having been awarded the tender process undertaken by the Prefecture of Goiânia (GO), we are the municipality’s new payroll partner The agreement has a duration of five years and the city’s 50,000+ active public servants, retirees and pensioners will be entitled to exclusive benefits and a dedicated customer service structure. Find out more (Portuguese only) We have introduced the Minhas Metas (My Goals) solution of iti that allows customers to allocate their balances and organize their finances to achieve different personal objectives Minhas Metas will make it possible to allocate resources among different balances within the same account and to save with the emphasis on achieving different objectives that can be monitored separately. All these balances, as well as the original account, also enjoy daily remuneration equivalent to 100% of the CDI rate, which means superior returns to those of savings accounts and free of financial operations tax (IOF). We have surpassed the milestone of R$ 400 billion in assets under management by the íon investment offices Since March 2021, we have opened 110 offices of our íon investment platform which now has over R$ 400 billion under management. Having surpassed this milestone, this model represents the consolidation of a project we began in 2019 with the aim of expanding people’s access to the universe of quality investments. By the end of this year there will be 129 offices in all. Find out more (Portuguese only) We have announced the sale of our equity stake of 1.40% in the total capital stock of XP Inc. In early June, we divested our 1.21% equity interest in the total capital stock of XP Inc. (“XP”), a Nasdaq-listed company, for US$ 153.7 million. Subsequently, we sold an additional portion of 0.19%, retaining an equity interest of 9.96% in the total capital stock of XP. Access the Announcement to the Market Silver Anniversary in the Big Apple: 25th anniversary of our ADR program In May, we took part in the ceremony of ringing the bell at the close of the trading session on the New York Stock Exchange in commemoration of the 25th anniversary of our listing on the NYSE, the city’s stock exchange. Find out more 42

Awards and recognitions 1st place in the Institutional Investor ranking We took first place in all 8 categories for Latin America of the annual ranking of Institutional Investor magazine, one of the world’s most respected financial publications. The awards process interviews analysts, investment managers and executives from financial institutions around the world to define the winners and show commitment to transparency and reliability about the information that the recognized institutions disclose and, at the same time, their willingness to listen to their shareholders and anticipate their needs. Find out more Subsequent events Strategic equity stake in Avenue In July, we formalized the stock purchase agreement to acquire control of Avenue 1. The purchase will take place in three phases over the next 5 years. Initially, Itaú Unibanco will acquire 35% of the capital of Avenue for an approximate amount of R$ 493 million. In the second phase, two years later, Itaú Unibanco will acquire the additional 15.1%, thereby controlling 50.1% of Avenue’s total equity. And 5 years after the first phase, we will be able to execute a call option on the remaining equity stake. In line with initiatives already announced, this transaction strengthens our strategy of creating an investment ecosystem that prioritizes customer satisfaction by providing products and services in the channels most convenient for each profile. Access the Material Fact here Equity interest in Itaú CorpBanca In July, we disclosed the receipt of shares of Itaú CorpBanca following the debt restructuring of the Corp Group companies. As a result, our equity stake in the total and voting equity of Itaú CorpBanca has risen from 55.96% to 65.62% . Additionally, the agreement between the Corp Group companies and those of Itaú Unibanco and/or its affiliates has been fully rescinded. Access the Announcement to the Market Acknowledgements_ We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors on August 08, 2022). (1) Subject to approval by the relevant regulatory authorities. 43

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2022, we hired from the independent auditors the amount of R$ 77,532 thousand, of which R$ 73,082 thousand correspond to audit services of the financial statements. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: •Audit Related Services: January 03, February 04, 22 and 24, May 19 and June 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,671 thousand (5.0% of the external audit fees). •Tax Servicers: January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1.1% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 44

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome (ln millions of reais) BOARD OF DIRECTORS BOARD OF EXECUTIVE OFFICERS Co-Chairmen Chief Executive Officer and Member of01/01 to the Executive Committee01/01 to Note Pedro Moreira Salles Milton Maluhy Filho 03/31/2022 03/31/2021 Consolidated net incomeRoberto Egydio Setubal 7,032 5,862 Officers and Members of the Executive Committee Financial asseis ai available for sale 46 (1,506) Vice President Alexandre Grossmann Zancani Change in fair value (752) (3,137) Ricardo Villela Marino Alexsandro Broedel Lopes Tax effect 410 1,369 André Luís Teixeira Rodrigues Members (Gains) / lasses transferred to incarne statement André Sapoznik 706 477 Tax effectAlfredo Egydio Setubal Carlos Fernando Rossi Constantini (318) (215) HedgeAna Lúcia de Mattos Barretto Villela Flavio Augusto Aguiar de Souza (60) (393) Cash flow hedgeCandido Botelho Bracher Leila Cristiane Barboza Braga de Melo5fV (336) 639 Cesar Nivaldo Gon < 2> Matias Granata Change in fair value (581) 1,210 Fábio Colletti Barbosa Pedro Paulo Giubbina Lorenzini Tax effect 245 (571) HedgeFrederico Trajano Inácio Rodriguesof nel investmenl in foreign operation Ricardo Ribeiro Mandacaru Guerra5fV 276 (1,032) João Moreira Salles Sergio Guillinet Fajerrnan Change in fair value 544 (1,973) Maria Helena dos Santos Fernandes de Santana Pedro Luiz Bodin de MoraesTax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Officers Remeasuremenls 19 (5) 2 Adriano Cabral Volpini AUDIT COMMITTEETax effect Álvaro Felipe Rizzi Rodrigues 1 Foreign exchange variationChairman in foreign investments Andre Balestrin Cestare (4,281) 1,382 Total other comprehensive incomeGustavo Jorge Laboissiére Loyola Daniel Spos~o Pastore (4,299) (515) Total comprehensive income Ernerson Macedo Bortoloto 2,733 5,347 Members José Geraldo Franco Ortiz Junior Comprehensive income attributable to the owners of the parent company 2,444 4,899 Alexandre de Barros José Virgílio Vila Neto Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.Luciana Pires Dias Luciana Nicola Schneider Ricardo Baldin Paulo Sergio Miron The accompanying notes are an integral part of these financial statements. Rogério Carvalho Braga Renato Barbosa do Nascimento Renato da Silva Carvalho <1 > Renato Lu lia Jacob Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes FISCAL COUNCIL Chairman Gilberto Frussa < 2> Members Artemio Bertholini Eduardo Hiroyuki Miyaki <2> 1) Group Head of lnvestor Relations and Market lntelligence 2) Elected at lhe ASM of April 26, 2022, took office on July 01, 2022. Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 45

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais)Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho Officers (continued) 1 Officers and Members of the Executive Committee Fernando Mattar Beyruu< > 01/01 to 01/01 to Alexandre Grossmann Zancani Fernando Silva DiasNotede Castro 03/31/2022 03/31/2021 Alexsandro Broedel Lopes Flavio Ribeiro lglesias André Luís Teixeira Rodrigues Francis= Vieira Cordeiro Neto Consolidated net income 7,032 5,862 André Sapoznik Gabriel Guedes Pinto Teixeira Financial asseis ai available for sale 46 (1,506) Carlos Fernando Rossi Constantini Gabriela Rodrigues Ferreira ChangeFlávio in fair valueAugusto Aguiar de Souza Guilherme Pessini Carvalho (752) (3,137) Leila Cristiane Barboza Braga de Melo Guilhermo Luiz Bressane Gomes Tax effect 410 1,369 Matias Granata Gustavo Andres (Gains) / lasses transferred to incarne statement 706 477 Ricardo Ribeiro Mandacaru Guerra Gustavo Trovis= Lopes Tax effect João Carlos do Amaral dos Santos (318) (215) Hedge João Filipe Fernandes da Costa Araujo (60) (393) J osé de Castro Araújo Rudge Filho Cash flow hedge 5fV (336) 639 Officers José Geraldo Fran= Ortiz Junior Adriana Change in fair value Maria dos Santos José Virgílio Vita Neto (581) 1,210 AdrianoTax effectCabral Volpini Laila Regina de Oliveira Pena de Antonio245 (571) 2 Adriano Tchen Cardoso Alves Leandro Alves < > Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Alessandro Anastasi Leandro Roberto Dominiquini Change in fair value 544 (1,973) Alexandre Borin Ribeiro Leon Gottlieb ÁlvaroTax effectde Alvarenga Freire Pimentel Lineu Carlos Ferraz de Andrade (268) 941 Álvaro Felipe Rizzi Rodrigues 1 Luciana Nicola Schneider Remeasurements of liabililies for post-employmenl benefits < l (4) 2 RemeasuremenlsAndre Balestrin Cestare Luís Eduardo Gross Siqueira Cunha19 (5) 2 André Henrique Caldeira Daré Luiz Felipe Monteiro Arcuri Trevisan Tax effectAndré Maurício Geraldes Martins Marcelo Bevilacqua Gambarini 1 Foreign exchange variationAndrea Carpes Blan=in foreign investments Márcio Luís Domingues da Silva (4,281) 1,382 Atilio Luiz Magila Albiero Junior Marcos Alexandre Pina Cavagnoli Total other comprehensive income (4,299) (515) Badi Maani Shaikhzadeh Mário Lúcio Gurgel Pires Total comprehensive income 2,733 5,347 Beatriz Couto Dellevedove Bernardi Ma rio Magalhães Carvalho Mesquita Comprehensive income attributable to the ownersBruno Bianchi of the parent company Mário Newton Nazareth Miguel 2,444 4,899 Bruno Machado Ferreira Milena de Castilho Lefon Martins Comprehensive income attributable to non-controlling interests 289 448 Carlos Augusto Salamonde Moisés João do Nascimento 1) Amounts that will not be subsequently reclassified to incarne. Carlos Eduardo de Almeida Mazzei Paula Magalhães Cardoso Neves The Carlos Eduardo Mori Peyser accompanying notes are an integral part of these financial statements. Pedro Barros Barreto Fernandes Carlos Henrique Donegá Aidar Rafael Bastos Heringer Carlos Orestes Vanzo Renata Cristina de Oliveira Carlos Rodrigo Formigari Renato Cesar Mansur Cintia Carbonieri Fleury de Camargo Renato da Silva Carvalho Claudio César Sanches Renato Giongo Vichi Cláudio José Coutinho Arromatte Renato Lulia Jacob Cristiano Guimarães Duarte Ricardo Nuno Delgado Gonçalves Daniel Nascimento Goretti Rita Rodrigues Ferreira Carvalho Roberta Anchieta da Silva < 3 Daniel Sposito Pastore > Eduardo Cardoso Armonia Rodnei Bernardino de Souza 4 Eduardo Corsetti Rodrigo André Leiras Carneiro < > Eduardo Coutinho de Oliveira Amorim Rodrigo Jorge Dantas de Oliveira Eduardo Nogueira Domeque Rodrigo Rodrigues Baia Eduardo Queiroz Tracanella Rogerio Vasconcelos Costa Eric André Altafim Rubens Fogli Netto Estevão Carcioffi Lazanha Sandra Cristina Mischiatti Lancellotti Fábio Bruggioni Tatiana Grec= Fábio Napoli Teresa Cristina Athayde Marcondes Fontes Fabio Rodrigo Villa Thales Ferreira Silva Fe lipe Sa mpaio Nabu= Thiago Luiz Charnet Ellero Felipe Weil W ilberg Valéria Aparecida Marretto Fe rnando Della Torre Chagas Wagner Bettini Sanches Fernando Kontopp de O liveira 1) Elecled a i lhe ESM of Ju/y 01, 2022, awailing approval of BACEN. 2) E/ecled ai lhe E SM of June 13, 2022, awailing approval of BACEN. 3) Elecled ai lhe A SM of April 18, 2022, look office on July 01, 2022. 4) Elecled at lhe A/ESM of April 29, 2022, took office on July 01, 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 46

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncomeITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet(ln millions of reais) (ln millions of reais) Assets NoteNote 01/01 to06/30/2022 12/31/202101/01 to 03/31/2022 03/31/2021 Current and Non-current assets 2,258,532 2,136,498 Consolidated net incomeCash 7,03233,839 44,5125,862 Financial asseis ai available for salelnterbank investments 2clV,4 237,05346 243,916(1,506) ChangeMoney in fair valuemarket 170, (752)945 166,931(3,137) Tax effect 410 1,369 Money market and lnterbank depostts—asseis guaranteeing technical provisions 8b 1,298 1,524 (Gains) / lasses transferred to incarne statement 706 477 lnterbank depostts 51 ,810 69,661 Tax effect (318) (215) Voluntary investments with lhe Central Bank of Brazil 13,000 5,800 Hedge (60) (393) SecuritiesCash flow hedgeand derivative financial instruments 2cV, 2c VI, 55fV 773,742(336) 706,306639 Own portfolio 262,002 247,666 Change in fair value (581) 1,210 Subject to repurchase commitments 118,706 104,941 Tax effect 245 (571) Pledged in guarantee 49,845 29,102 HedgeSecurities under resale agreements with free movementof nel investmenl in foreign operation 5fV 42,327276 (1,032)39,941 Deposited with lhe Central Bank of BrazilChange in fair value 544 (1,973)5 Tax effect (268) 941 Derivative financial instruments 78,478 68,856 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Asseis guaranteeing technical provisions 8b 222,384 215,795 Remeasuremenls 19 (5) 2 lnterbank accounts 168,976 160,354 Tax effectPending settlement 63,8021 55,727 Foreign exchange variationCentral Bank of Brazil depostts in foreign investments (4,281)105,151 104 1,382,592 Total other comprehensive incomeNational Housing System (SFH) (4,299)9 (515)21 Total comprehensive incomeCorrespondents 2,73314 5,34714 lnterbranch accountsComprehensive income attributable to the owners of the parent company 2,444 4,899369 Loan, lease andComprehensive income attributable to non-controlling interestsother credit operations 6 813,701289 774,927448 1) Amounts that will not be subsequently reclassified to incarne.Operations with credit granting characteristics 2cVII 859,061 819,074 The(Provision for loan lasses) accompanying notes are an integral part of these financial statements. 2cVIII (45,360) (44,147) Other receivables 227,013 202,661 Current tax asseis 8,322 8,513 Deferred tax asseis 11 b 1 61,653 58,307 Sundry 10a 157,038 135,841 Other assets 2clX 4,208 3,453 Asseis held for sale 626 728 (Valuation allowance) (256) (356) Uneamed reinsurance premiums 10 10 Prepaid expenses 2c IX, 10c 3,828 3,071 Permanent assets 35,944 29,521 lnvestments 2c X 12,641 6,676 A ssociates and joint ventures 5,464 6,346 Other investments 7,184 538 (Allowance for lasses) (7) (208) Real estate 2c XI, 13 6,475 6,417 Fixed asseis 4,736 4,587 Other fixed asseis 16,211 16,239 (Accumulated depreciation) (14,472) (14,409) Goodwill and lntangible assets 2c XII, 2c XIII, 14 16,828 16,428 Goodwill 678 793 lntangible asseis 36,384 35,204 (Accumulated amortization) (20,234) (19,569) Total assets 2,294,476 2,166,019 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 47

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (ln miffions of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Liabilities and stockholders’ equity Note 06/30/2022 12/31/2021 Current and Non-current liabilitiesConsolidated net income 2,133,8027,032 2,010,443 5,862 Financial asseis ai available for saleDeposits 2c IV, 7b 828,69346 850,372(1,506) ChangeDemandin fair value deposits (752)141,055 158,116(3,137) Tax effectSavings deposits 184,896410 190, 1,369601 lnterbank deposrts 4,597 3,776 (Gains) / lasses transferred to incarne statement 706 477 Time deposrts 496,564 497,051 Tax effect (318) (215) Other deposrts 1,581 828 HedgeDeposits received under securities repurchase agreements 2c IV, 7c 262,566(60) 271,051(393) Cash flow hedge 5fV (336) 639 Own portfolio 114,012 102,666 Third-party Change in fair value portfolio (581 103,250) 115,5111,210 Free portfolioTax effect 45,304245 52,874(571) FundsHedge from of nel investmenl in foreign operation acceptances and issuance of securities 2c IV,5fV7d 205,431276 143,138(1,032) Real estale, mortgage, credit and similar notesChange in fair value 138,737544 (1,973)79,421 Foreign loans through securities 64,289 62,960 Tax effect (268) 941 Funding from structured operations certificates 1l 2,405 757 Remeasurements of liabililies for post-employmenl benefits < (4) 2 lnterbank accounts 81,036 64,307 RemeasuremenlsPending settlement 19 77,960(5) 64,0112 Tax effect 1 Correspondents 3,076 296 Foreign exchange variationlnterbranch accounts in foreign investments (4,281)14,168 1,3828,992 Total other comprehensive incomeThird-party funds in transit (4,299)14,052 (515)8,991 Total comprehensive incomeInternai transfer of funds 2,733116 5,347 Borrowing and onlendingComprehensive income attributable to the owners of the parent company 2c IV, 7e 2,444120,012 97,0054,899 Borrowing 109,748 86,229 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.Onlending 10,264 10,776 Derivative financial instruments 2c VI, Sf 75,087 63,969 The accompanying notes are an integral part of these financial statements. Technical provision for insurance, pension plan and premium bonds 2cXV,8a 224,405 217,558 Allowance for financial guarantees provided and loan commitments 6c 5,993 4,784 Provisions 9b 16,906 16,240 Other liabilities 299,505 273,027 Current tax liabilities 2cXVI, 2cXVIII, 11c 10,605 10,206 Deferred tax liabilities 11 b li 5,973 2,904 Subordinated debt 7f 65,782 75,036 Sundry 10d 217,145 184,881 Total stockholders’ equity of controlling shareholders 15 150,639 144,554 Capital 90,729 90,729 Capital reserves 2,085 2,247 Revenue reserves 66,468 57,058 Other comprehensive income 2cV,2cVI (8,572) (4,952) (Treasury shares) (71) (528) Non-controlling interests 15e 10,035 11 ,022 Total stockholders’ equity 160,674 155,576 Total liabilities and stockholders’ equity 2,294,476 2,166,019 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 48

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome Consolidated Statement of lncome (ln millions of reais) (ln mil/ians of reais, except for number of shares and earnings per share information) NoteNote 01/01 to01/01 to 01/01 to01/01 to 03/31/202206/30/2022 03/31/202106/30/2021 lncome related to financial operationsConsolidated net income 7,03291,442 58,8805,862 Loan, lease and othercredit operations 52,942 39,498 Financial asseis ai available for sale 46 (1,506) Securities and derivative financial instruments 25,264 13,514 Change in fair value (752) (3,137) FinancialTax effectincome related to insurance, pension plan and premium bonds operations 4109,734 1,3693,384 Foreign exchange operations (897) 1,418 (Gains) / lasses transferred to incarne statement 706 477 Compulsory deposrts 4,399 1,066 Expenses related to financial operationsTax effect (50,757)(318) (24(215),126) HedgeMoney market (43,056)(60) (15,777)(393) Financial expenses on technical provisions for insurance, pension plan and premium bonds (9,609) (3,534) Cash flow hedge 5fV (336) 639 Borrowing and onlending 1,908 (4,815) Change in fair value (581) 1,210 lncome related to financial operations before loan losses 40,685 34,754 Result of provision for loan lossesTax effect 6 (13,447)245 (4,826)(571) Expenses for provision for loan losses (14,642) (6,314) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) lncome related to recovery of credits written off as loss 1,195 1,488 Change in fair value 544 (1,973) Gross income related to financial operations 27,238 29,928 Other operating revenues / (expenses)Tax effect (268)(8,537) (9,848)941 Commissions andof liabililies for post-employmenl benefits banking fees 1l 10e 23 ,012 20,578 Remeasurements < (4) 2 Result from insurance, pension plan and premium bonds operations 2,225 1,474 Remeasuremenls 19 (5) 2 Personnel expenses 1 Of (13,502) (12,037) Other administrative expensesTax effect 10g (10,936)1 (10,145) Foreign exchange variationProvision expenses in foreign investments 9b (4,281)(1,844) (2,294) 1,382 Total other comprehensive incomeProvision for lawsuits civil (4,299)(397) (515)(388) Provison for labor claims (1,183) (1 ,840) Total comprehensive incomeProvison for tax and social security obligations 2,733(25) 5,347(12) Comprehensive income attributable to the ownersOther risks of the parent company 2,444(239) 4,899(54) Tax expensesComprehensive income attributable to non-controlling interests 2c XVIII, 11a li (4,687)289 (4,086)448 1) Amounts that will not be subsequently reclassified to incarne.Equity in earnings of associates, joint ventures and other investments 230 1,006 The accompanying notes are an integral part of these financial statements. Other operating revenues 2,435 1,333 Other operating expenses 10h (5,470) (5,677) Operating income 18,701 20,080 Non-operating income 3 640 710 lncome before taxes on income and profit sharing 19,341 20,790 lncome tax and social contribution 2c XVIII, 11a 1 (4,497) (6,893) Due on operations for lhe period (4,822) (4,792) Related to temporary differences 325 (2,101) Profit sharing—Management Members—Statutory 16b (121) (99) Non-controlling interests 15e (544) (824) Net income 14,179 12,974 Earnings per share—Basic 18 Common 1.45 1.33 Preferred 1.45 1.33 Earnings per share—Diluted 18 Common 1.44 1.32 Preferred 1.44 1.32 Weighted average number of outstanding shares—Basic 18 Common 4,958,290,359 4,958,290,359 Preferred 4,838,833,377 4,815,885,208 Weighted average number of outstanding shares—Diluted 18 Common 4,958,290,359 4,958,290,359 Preferred 4,875,507,563 4,849,089,944 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 49

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome Consolidated Statement of Comprehensive lncome (ln millions of reais) (ln mil/ians of reais) NoteNote 01/01 to01/01 to 01/01 to01/01 to 03/31/202206/30/2022 03/31/202106/30/2021 Consolidated net income 14,723 13,798 Consolidated net income 7,032 5,862 Financial asseis available for saleFinancial asseis ai available for sale (668)46 (1,506)(837) Change in fair value (1,783) (2,176) Change in fair value (752) (3,137) Tax effect 666 1,004 (Gains) / lasses transferred to incarne statementTax effect 410817 1,369609 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (368) (274) Tax effect (318) (215) Hedge (218) 1,302 HedgeCash flow hedge 5fV (60)(273) (393)630 Cash flow hedgeChange in fair value 5fV (336)(461) 1,187639 Tax effectChange in fair value (581 188) 1,210(557) Hedge ofTax effectnet investment in foreign operalion 5fV 24555 (571 672 ) HedgeChange in fair val of nel investmenl in foreign operationue 5fV 276131 (1,032)1,250 Tax effect (76) (578) Change in fair value 544 (1,973) Remeasurements of liabilities for post-employment benefits ‘’ l (6) 4 Tax effect (268) 941 Remeasurements 19 (11) 4 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Tax effect 5 Remeasuremenls 19 (5) 2 Foreign exchange variation in foreign investments (2,728) (1,045) TotalTax effectother comprehensive income (3,620)1 (576) Foreign exchange variation in foreign investments (4,281) 1,382 Total comprehensive income 11,103 13,222 Total other comprehensive income (4,299) (515) Comprehensive income attributable to the owners of the parent company 10,559 12,398 Total comprehensive incomeComprehensive income attributable to non-controlling interests 2,733544 5,347824 1) Amounts that will not be subsequently reclassified to incarne.Comprehensive income attributable to the owners of the parent company 2,444 4,899 The accompanying notes are an integral part of these financial statements.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 50

1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚITAÚ UNIBANCO UNIBANCO HOLDING HOLDING S. 5.A.A. Conso Consoli 369 1 , lidated dated Statement Statement ofof Changes Chang es in in Stockho Stockholders lders’’ Equity Equity Tax effect 410 (ln(ln mil/ians millions ot of reais)reais) (Gains) / lasses transf erred to incarne statement 706 477 Attributed to owners of the parent company Tax effect Attributed to owners of the parent Othe company r compr ehens ive income (318) Total (215) Total Other comprehensive incarne stockho Totallders’ stockholders’ Total Note Remeasurements Conve rsion equity—owners equity—non Total stockhalders stockholders ‘ ‘ Hedge Capital Treasury Capital Revenue Available for sale Gains and (60 Retained) (393) of liabilities of post- adj ustments of of the parent controlling Note shares securities Remeasurements Conversion losses—earnings equity—owners equity—non Total Treasury Capital Revenue 11 employment foreign 12 Retained AvailableAdjustments for sale Gains Hedge and> company interests Capital > Cash flow hedge of liabilities benefits of post- 5fVadjustments investments of (336) of the parent 639 controlling shares reserves reserves securities lasses—earnings employment foreign 2 company interests Adjustments PJ Hedge ( l Total—01/01/2021 ,706 ,148 136 97 147 ,5931, 210 Change in fair value (907) 2,323 40,734 472 benefits (1,531) investments 6,273 (7,919) (581) 11 ,11 3 Transactions with owners ) (1, 248 379 (149) 230 (1,018) Bal Resultance at of delivery01 /01 /2021of treasury shares 531) 734 919) 136 1 40 ,593 ,(7, , 15 97,148 (907)379 2,323193 472 ( 6,273 572 11 ,113 147,706 572 Tax effect 245 (571) Recogni tion oi share-based payment plans) ) ) 42(3 342 342 ( ( Transactions with owners 374 (302) 72 505 577 ( Resuttlncrease of de ) / Decrease live ry of treasury to lhe owners shares oi lhe parent (1, 248(1,) 248) 032 1, compan y Hedge of nel investmenl in foreign 1515 operation 374 192 5fV 276 (566) 566 Partial spin-oi! ) 920(9,) ) ) ) 920 ) 419 (1 87(3, 39223 (6, 77 ( 24 (9, OtherRecognilion of share-based payment plans (494) (19) (494)(19) (494)(19) Reversai(lncrease) / oi DividendsDecrease or to l lnteresthe owners on capital of lhe -parentdeclared company1, 973) alter previous Change period in fair value 15 166 544 ( 166 505 505166 Unclaimed dividends and lnterest on capital 74 74 74 TotalOlhercomprehensi ve incarne 022(1, 914 ) 13, 144 ) (1) ( 1,278 12,974 12,320 (1) 824 (1) Reversai of Dividends or lnterest on capital—declared after previous1 66 Tax period effect (268) 166941 166 Consolidated net incarne 12,974 12,974 824 13,798 UnclaimedOther cornprehensive dividends and ln incarne lerest on capital Remeasurements (1,) 914 ) 022 of liabililies for post -employmenl benefits < 1l ( 1,278 (4) 73 (654)73 2 (654)73 Appropriations Total comprehensive incarne 347 ) 14 506) 5, ,45 93(1, (3 1,382 4,899 448 Co Legal r nsolidated eserve net income Remeasuremenls 640 )4 1 640 19 (5) 5,414( 5,4 2 448 5,862 Statutory reserves 989 ) 8,989 (8, otherDividends comprehensive incarne 1 ,506) (952 880 ) ) ( 1,382 (393) ( (5 (880 15)) (72) (515) Tax effect 1 Appropriations1 nterest on cap ital 539) (2, (2,539) (2,539) Total—06/30/2021 10 ) (365 136 ,729 90 ,642 146 ,617 ,025 15 (528) 1,987 47,118 (1 ,527) 5,228 (6,617) ChangeLegal reserve in the periocl Foreign exchange 281 1, (4, 382 (837) ) 045 variation in foreign investments (6,419) 379 (336) 6,384270 4 (1 , 1,302 ) (270) (568) (496) (1,064) Statutory reserves 3,784 (3 ,784) Total—01/01/2022 Total other comprehensive (2, ,576 ,554 3) 144 ,729 155 90 26 299) (4, income (528) 2,247 57,058 (1 ,486) 6,010 (7,213) (515) 11 ,022 TransactionsOividends with owners (935 (1, 62) ) (1 230 457 (439) (439)295 (87)) (526) Result oi delivery oi treasury shares 15 457 64 521 521 lnterest on ca pital 4) (99 (994) (994) BalanceRecogni attion 03/ oi share 31 -based12021 payrnent plans Total comprehensive ) ) ) 226 26(2 226 income 655 021 953 ,529) 2, ,369 7 ,1 44, 140 15 97,148 (533) ( (1 ,034) ( (8,312) 2 ,733 5,347 ( 11 ,979 152,348 (lncrease ) / Decrease to lhe owners oi lhe parent cornpany (1, 230(1, 230) ) 15 Corporate Change in reorganization the period Comprehensive income 2cX attr IV, 3ibutable to the owners 374 of the parent (302) company 4,219(787) (1,506) 2 1,382 (393) 2 ,444 4,899 3,776(787) 866 4 (787) ,642 Other(3i-- Balance at 01 /01 /2022 20 ) 2, 57 155 058 ,247 ,576 90,729 (528) (20) (2,263) (1,486) 6,010 (7,213) 144,(554 11 ,022 (20) Unclairned dividends and lnterest on capital Comprehensive income attributable to non -controlling interests 289 79 44879 79 Transactions with owners 449 (335) 114 (1,501) (1 ,387) Total cornprehensive incarne 728(2, 66 218 ) 8) ) ( (6) ( 14,179 10,559 544 11 ,103 Result of delivery of treaswy shares 15 2 6 449 511 511 Consolidated net incarne 1) Amounts that will not be subsequently ,723 14 reclassified to incarne. 14,179 14,179 544 OtherRecognilion cornprehensive of share-based incarne payment plans ) 97(3) ) 668 ) (2, 218 728 ( (6) ( (3, (397)620) (3,620)(397) Appropriations(lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) CorporateLegal rese reorganization rve 2cXIV , 3 723 ) (882)723 ( (882) (882) Statutory 3 reserves ) 494 9,494 (9, other t l 40 40 40 Dividends (301) (301) Unclaimed1 nterest on dividendscapital and lnterest on capital (4,041)77 (4,041)77 (4,041)77 Total—06/30/2022 15 90431) (7, 150 10 160 ,639 ,674 ,035 ,729 (71) 2,085 66,468 (2,931) (1 ,492) 3,282 Total comprehensive income 2 ,444 6 743 , 46 (4) (4 ,281) (60) 289 2,733 ChangeCo nsohdated in the netperiocl income ) 728) (2, (162 032 ,7 457 9,410 (668) (6) (218) 6,743 6,7436,085 (987)289 5,098 1) lncludes t he share in Other Comprehensive Incarne of lnvestmen ts in Associates and Joint Ventures related to Available for sale securities. 2) othe lncludes r comprehensive Cash flow hedge income and hedge of net investment in foreign operation. (4 (4 ,299) ,299) 46 (4) (4,281) (60) Appropriations 3) lncludes the effec ts of the adoption of CMN Resolution No. 4,817/20 (Note 2a). TheLegalaccompan reserve ying no tes are an integral part of these financial statements 350 (350) Statutory reserves 6 4,51 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 153, 9 ,,217) 509 902 144 1, (2 393 ,729 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3354 ,1 ,674) 024 ) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 51

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2022	01/01 to 06/30/2021
Adjusted net income		**63,410**	**29,835**
Net income		14,179	12,974
Adjustments to net income:		49,231	16,861
Share-based payment		(158)	(280)
Effects of changes in exchange rates on cash and cash equivalents		30,615	(2,315)
Provision for loan losses	6c	14,642	6,314
Interest and foreign exchange income related to operations with subordinated debt		(549)	5,511
Change in technical provisions for insurance, pension plan and premium bonds		5,538	4,847
Depreciation and amortization		2,714	2,562
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	769	434
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	1,849	2,326
Interest income related to deposits in guarantee	9b	(534)	(147)
Deferred taxes (excluding hedge tax effects)		257	1,959
Equity in earnings of associates, joint ventures and other investments		(230)	(1,006)
Income from foreign exchange and income related to available for sale securities		(5,651)	(4,422)
Income from foreign exchange and income related to held to maturity securities		(2,008)	(670)
Income from sale of available for sale financial assets		817	609
Income from sale of investments, assets held for sale and fixed assets		(3)	(549)
Income from non-controling interests	15e	544	824
Other		619	862
Change in assets and liabilities		**31,020**	**3,835**
(Increase) / decrease in assets			
Interbank investments		23,043	65,763
Securities and derivative financial instruments (assets / liabilities)		(16,698)	5,825
Compulsory deposits with the Central Bank of Brazil		(559)	(8,158)
Interbank and interbranch accounts (assets / liabilities)		14,211	5,507
Loan, lease and other credit operations		(53,520)	(20,457)
Other receivables and other assets		(6,735)	11,594
(Decrease) / increase in liabilities			
Deposits		(21,679)	(15,509)
Deposits received under securities repurchase agreements		(8,485)	(30,351)
Funds from acceptances and issuance of securities		62,293	(9,013)
Borrowing and onlending		23,007	2,577
Technical provision for insurance, pension plan and premium bonds		1,066	(6,737)
Provisions and Other liabilities		18,805	6,793
Payment of income tax and social contribution		(3,729)	(3,999)
Net cash provided by / (used in) operating activities		**94,430**	**33,670**
Dividends / Interest on capital received from associates and joint ventures		39	407
Funds received from sale of available for sale securities		13,278	12,467
Funds received from redemption of held to maturity securities		5,966	11,287
(Purchase) / Disposal of Held for sale securities		184	193
Disposal of Investments		390	648
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	3	-	(10)
Disposal of Fixed assets		22	129
Termination of Intangible asset agreements		6	33
(Purchase) of Available for sale securities		(34,437)	(39,789)
(Purchase) of Held to maturity securities		(19,327)	(19,620)
(Purchase) of Investments	3	(7,601)	(29)
(Purchase) of Fixed assets		(853)	(610)
(Purchase) of Intangible assets	14	(2,963)	(2,298)
Net cash provided by / (used in) investing activities		**(45,296)**	**(37,192)**
Subordinated debt obligations raisings		-	2,729
Subordinated debt obligations redemptions		(8,705)	(14,157)
Change in non-controlling interests		(1,230)	(1,291)
Income from delivery of treasury shares		453	510
Dividends and interest on capital paid to non-controlling interests	15a	(301)	(29)
Dividends and interest on capital paid		(3,229)	(3,202)
Net cash provided by / (used in) financing activities		**(13,012)**	**(15,440)**
Net increase / (decrease) in cash and cash equivalents		**36,122**	**(18,962)**
Cash and cash equivalents at the beginning of the period		97,725	99,458
Effects of changes in exchange rates on cash and cash equivalents		(30,615)	2,315
Cash and cash equivalents at the end of the period	2c III	103,232	82,811
Cash		33,839	39,837
Interbank deposits		6,197	6,166
Securities purchased under agreements to resell - Collateral held		50,196	36,808
Voluntary investments with the Central Bank of Brazil		13,000	-

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 52

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (ln mil/ians of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income Note 01/01 to7,032 01/01 to5,862 06/30/2022 06/30/2021 Financial asseis ai available for sale 46 (1,506) Incarne 106,889 78,007 Change in fair value (752) (3,137) Financial operations 92,024 58,738 Tax effect 410 1,369 Commissions and Banking Fees 10e 23,012 20,578 Result (Gains) / lasses transferred from insurance, pension planto incarne statementand premium bonds operations 2,225706 1,474477 Result from loan lassesTax effect 6 (13, (318)447) (4(215),826) HedgeOther 3,075(60) 2,043(393) ExpensesCash flow hedge 5fV (56,888)(336) (30,257)639 FinancialChange in fair valueoperations (50,757)(581) (24,126)1,210 otherTax effect (6, 245131) (6,131) (571) Inputs purchased from thirdHedge of nel investmenl in foreign operationparties 5fV (8, 276279) (1,032)(7,430) Materiais,Change in fair valueenergy and others 10g (544258) (1,973)(192) Third-Party and Financial System Services, Security and Transportation 10g (3,598) (3,517) Tax effect (268) 941 Other (4,423) (3,721) Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 RemeasuremenlsData processing and telecommunications 10g19 (1 ,963)(5) (1,916)2 Advertising, promotions and publicalion 10g (773) (435) Tax effect 1 lnstallations (881) (795) Foreign exchange variationTravei expenses in foreign investments 10g (4,281)(79) 1,382(17) Total other comprehensive incomeOther (4,299)(727) (515)(558) Total comprehensive income 2,733 5,347 Gross added value 41,722 40,320 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Depreciation and amortization 10g (2,031) (2,022) Comprehensive income attributable to non-controlling interests 289 448 Net added value produced by the company 39,691 38,298 Added value received through transfer—1) Amounts that will not be subsequently reclassified to incarne.Results of equity method 230 1,006 Total added value to be distributedThe accompanying notes are an integral part of these financial statements. 39,921 39,304 Distribution of added value 39,921 39,304 Personnel 13,251 12,656 Compensalion 10,003 9,986 Benefits 2,774 2,187 FGTS—government severance pay fund 474 483 Taxes, fees and contributions 11,321 12,157 Federal 10,474 11,367 Municipal 847 790 Return on capital 626 693 Dividends and intereston capital 14,723 13,798 Dividends and interest on capital 4,041 3,419 Retained earnings attributable to controlling shareholders 1 O, 138 9,555 Retained earnings / (loss) attributable to non-controlling shareholders 544 824 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 53

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome Balance Sheet (ln millions of reais) (ln miflions of reais) Assets Note 01/01 to06/30/2022 12/31/202101/01 to Note Current and Non-current assets 03/31/202267,198 03/31/202176,316 Consolidated net incomeCash 7,03215 5,86223 lnterbank investments 2c IV,4 56,393 65,752 Financial asseis ai available for sale 46 (1,506) Money market 7,959 7,429 Change in fair value (752) (3,137) lnterbank deposrts 48,434 58,323 Tax effect 410 1,369 Securities and derivative financial instruments 2c V, 2cVI, 5 143 434 (Gains) / lasses transferredOwn portfolio to incarne statement 706143 477160 Tax effectDerivative financial instruments (318) (215)274 HedgeOther receivables 10,611(60) 10,064(393) Cash flow hedgeCu rrent tax asseis 5fV (336)3,578 3,384639 DeferredChange in fair valuetax asseis (581 3,776) 1,2101,756 lncome receivable 2,160 3,714 Tax effect 245 (571) HedgeDeposits in guarantee for contingent, provisions and legal obrigationsof nel investmenl in foreign operation 5fV 276111 (1,032)106 Sundry 544986 (1,973)1,104 Change in fair value Other assets 2c lX 36 43 Prepaid expensesTax effect (268)36 94143 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Permanent assets 149,915 142,141 lnvestmentsRemeasuremenls 19 (5) 142,141 2 2c X, 12 149,915 Tax effectSubsidiaries 149,9151 142,141 Total assetsForeign exchange variation in foreign investments (4,281)217,113 218,4571,382 Liabilities and stockholders’ equityTotal other comprehensive income (4,299) (515) Current and Non-current liabilitiesTotal comprehensive income 2,73365,877 73,8935,347 Funds from acceptances and issuance of securities 2c IV, 7d 8,550 8,754 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Foreign loans through securities 8,550 8,754 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.Derivative financial instruments 2c VI, 5f 425 367 Provisions 235 230 The accompanying notes are an integral part of these financial statements. Other liabilities 56,667 64,542 Current tax liabilities 2cXVI, 2cXVIII, 11c 538 124 Deferred tax liabilities 204 248 Social and statutory 3,375 2,800 Subordinated debt 7f 52,525 61,309 Sundry 25 61 Stockholders’ equity 15 151,236 144,564 Capital 90,729 90,729 Capital reserves 2,085 2,247 Revenue reserves 64,778 55,165 Other comprehensive income 2cV, 2cVI {6,285) (3,049) (Treasury shares) (71) (528) Total liabilities and stockholders’ equity 217,113 218,457 The accompanying notes are an integral pari of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 54

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome Statement of lncome (ln mil/ians of reais, except for number of(ln millions of reais) shares and eamings per share information) 01/01 to 01/01 to NoteNote 01/01 to 01/01 to 06/30/2022 06/30/2021 03/31/2022 03/31/2021 lncome related to financial operations 1,783 2,407 Consolidated net incomeSecurities and derivative financial instruments 7,0321,784 5,8622,407 Financial asseis ai available for saleForeign exchange operations 46(1) (1,506) ExpensesChange related in fair value to financial operations (752)(2,090) (3,137){1,682) Money market {2,090) {1 ,682) Tax effect 410 1,369 Gross income related to financial operations (307) 725 (Gains) / lasses transferred to incarne statement 706 477 Other operating revenues / {expenses) 12,976 12,681 Tax effect (318) (215) Personnel expenses (72) (65) HedgeOther administrative expenses (60)(59) (393)478 Provision expensesCash flow hedge 5fV (336) 639 ProvisonChange in fair valuefor tax and social security obligations (581) 1 1,210 Tax expenses 11a li (159) (184) Tax effect 245 (571) Equity in earnings of subsidiaries 12 13,304 12,495 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Other operating revenues / (expenses) (39) (43) Change in fair value 544 (1,973) Operating income 12,669 13,406 NonTax effect-operating income (268) 9418 lncome before taxes on income and profit sharingRemeasurements of liabililies for post-employmenl benefits < 1l 12,669(4) 13,4142 lncome tax and social contributionRemeasuremenls 192cXVIII 1,801(5) (613) 2 Due on operations for lhe period (117) (659) Tax effect 1 Foreign exchange variationRelated to temporary differencesin foreign investments (4,281)1,918 1,38246 Profit sharing—Management Members—Statutory (8) (8) Net incomeTotal other comprehensive income (4,299)14,462 12,793(515) Total comprehensive income 2,733 5,347 Earnings per shareComprehensive income attributable to the owners- Basic of the parent company 2,444 4,899 CommonComprehensive income attributable to non-controlling interests 2891.48 1.31 448 Preferred 1.48 1.31 1) Amounts that will not be subsequently reclassified to incarne. Earnings per share—Diluted The accompanying notes are an integral part of these financial statements. Common 1.47 1.30 Preferred 1.47 1.30 Weighted average number of outstanding shares—Basic Common 4,958,290,359 4,958,290,359 Preferred 4,838,833,377 4,815,885,208 Weighted average number of outstanding shares—Diluted Common 4,958,290,359 4,958,290,359 Preferred 4,875,507,563 4,849,089,944 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 55

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais)Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 01/01 to 01/01 to Consolidated net income 06/30/2022 7,032 06/30/20215,862 FinancialNet incomeasseis ai available for sale 14,462 46 12,793(1,506) Financial assets available for saleChange in fair value (281)(752) (3,137)(758) Tax effect 410 1,369 (Gains) / lasses transferredAssociates / Subsidiariesto incarne statement (281)706 (758)477 Hedge (220) 1,296 Tax effect (318) (215) HedgeCash flow hedge (275)(60) (393)625 Cash flow hedgeChange in fair value 5fV 80(336) 639 Change inTax effectfair value (38)(581) 1,210 Tax effect 245 (571) Associates / Subsidiaries (317) 625 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Hedge of net investment in foreign operationChange in fair value 55544 (1,973)671 Change in fair value 195 1,004 Tax effect (268) 941 RemeasurementsTax effect of liabililies for post-employmenl benefits < 1l (100) (4) (466)2 RemeasuremenlsAssociates / Subsidiaries 19 (40) (5) 1332 Tax effect 1 1 Remeasurements of liabilities for post-employment benefits ( > (6) 4 Foreign exchange variationAssociates / Subsidiariesin foreign investments (4,281)(6) 1,3824 Total other comprehensive income (4,299) (515) Total comprehensive incomeForeign exchange variation in foreign investments (2,729)2,733 (1,045)5,347 Change in fair value (611) (452) Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interestsAssociates / Subsidiaries (2,118)289 (593)448 Total other comprehensive income1) Amounts that will not be subsequently reclassified to incarne. (3,236) (503) The accompanying notes are an integral part of these financial statements. Total comprehensive income 11,226 12,290 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 56

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚITAÚ UNIBANCO UNIBANCO HOLDING HOLD ING 5.A. S.A. Statement Consoli ,369 1 dated of Stat Changes ement inofStockholders Chang es in Stockholders’ Equity ‘ Equity Tax effect 410 (ln(ln mil/ians millions ofotreais reais)) (Gains) / lasses transf erred to incarne statement 706 477 Tax effect Other comprehens ive income (318) (215) Attributed to owners of the parent company Note Capital Treasury Capital Revenue Available forOthersalecomprehensive Remeasurements incarne of Convers ion GainsTotaland RetainedTotal Total ‘ ‘ stockholders stockhalders Hedge shares securities liabilities of post- adjustments (60 of foreign ) losses—(393) earnings Adj ustmentsRemeasurements emp loyment Conversion benefits investments Hedge I’l Note Treasury Capital Revenue Retained equity—owners equity—non Total Capital Available for sale Gains and Total—01/01/2021 ,699 136 Cash flow hedge 97,148 (907) 2,323 39,126 of liabilities 442 of post- 5fVadjustments of(1 ,530) (336) 5,405 of the(5,308) parent 639 controlling shares reserves reserves securities lasses—earnings employment foreign 2 company interests Transactions with owners 379 (149) Adjustments PJ Hedge ( l 230 210 1, Change in fair value benefits investments (581) Result of delivery of treasury shares 15 379 193 572 Recogn ition of share-based payment plans (342) (342) Balance at 01 /01 /2021 ,593 734 40 531) ,1 136 (7, ,919) 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions Partial spin-off with owners (9, 920) Tax effect (6,419) 374 (302) (187) (3,392) 77 245 (23) (571 2472 ) 505 577 Reversai of Dividends or lnterest on capital—declared after previous period 166 166 Resutt of delive ry of treasury shares 15 374 192 566 566 Unclaimed dividends and lnterest on capital 1, 032 Hedge of nel investmenl in foreign operation 5fV 276 ( ) 74 74 TotalRecognilion comprehensive of share-based income payment plans ,793 12 (494) (835) (1 ,022) 1,272(494) 12(494),212 (lnc Netre income ase) / Decrease to lhe owners of lhe parent company1, 973) ,793 ,793 12 12 Change in fair value 15 544 ( 505 505 Other comprehensive income (452) 538 86 Olher (1) (1) (1) Portion of other cornprehensive incorne frorn investrnents 66 7) in associates Tax effect and subsid iaries (835) (268) (570) 734941 ( Reversai of Dividends or lnterest on capital—declared after previous1 66 period 166 166 Appropriations: UnclaimedLegal reserve dividends and ln lerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l 640 (4) 73 73 2 (640) 73 Tot Statutory al comprehensive reserves incarne 347 (1, 506) 5 (3 93,45, 14 ) 8,808 1,382 4,899 (8 ,808)448 Co Dividends nsolidated net income Remeasuremenls 4 1 19 (5) 5,414 5,4 2 (880)448 5,862(880) otherlnterest oncomprehensive capital incarne 1 ,506) ( 1,382 (393) (515) (2 ,539) (2,539)(515) Total—06/30/ 2021 Tax effect ,042 136 (4, 012) 15 90,729 (528) 1,987 45,348 (316) (1,526) 1 4,360 Appropriations Change in the period 6, (65 1, (6, 419045 ) 7) 296 ) 222 379 (336) (758) 4 (1 , Total—Legal reserve 01/01/ 2022 Foreign exchange ,(2, (1, 097) 144 486) 564 281 1, (4, 382 variation in foreign investments 90,729 (528) 2,247 270 55,165 ) 5,143 (270) (4,609) TransactionsStatutory reserves with owners 457 (162) 3,784 (3 ,784) 295 Result of delivery of treasury shares Total other comprehensive (4, 299) income 15 457 64 (515) 521 Oividends (439) (439) (87) (526) lnterest Recogn on ca ition ofpitalshare-based payrnent plans 4) (99 (226) (994) ((226)994) Corporate reorganization Total comprehensive income 2cXIV, 3 (898) 2,733 5,347 (898) Balance Other12 at 03/31 12021 529) 2, 021 953 44, 1 655 140 ,7 ,369 , 15 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 > 11 11 Change Unclairned in di thevidendsperiod and lnterest on capital Comprehensive income 642 4 , attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 86679 79 TotalBalance cornprehensive at 01 /01 /2022 incorne 462 14 , 554 058 2, ,247 57 144, 155 ,576 90,729 (528) (2,263) (281) (1,486) 6,010 (6) (7,213) (2 ,729) (220) 11 ,022 11 ,226 Net incarne Comprehensive income attr 14 ,462 ,462 14 ibutable to non -controlling interests 289 448 Transactions with owners 7) 38 449 (335) 114 (1,501) (1 , Other carnprehensive incarne (611) 137 (474) Result of delivery of treaswy shares 15 6 2 449 511 511 Partian of other cornprehensive incorne frorn investrnents 1) in Amounts assaciates thatand subsidwill iaries not be subsequently (2, 762) reclassified to incarne. (281) (6) (2 ,118) (357) Appropriatians:Recognilion of share-based payment plans ) 97(3 (397) (397) (lncrease) Legal reserve / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial 723 (1,50 (723)1) (1,501) Statutary reserves 9,777 (9 ,777) Corporate reorganization 2cXIV , 3 (882) (882) (882) lnterest an capital (4 ,041) (4,041) other t3l 40 40 40 Total—06/30/2022 15 64 2) 2, 414 49 ,778 90,729 (71) 2,085 (2,378) (1 , (4,829) 151,236 Unclaimed dividends and lnterest on capital 77 77 77 Chanli!e in the eeriod 61 9, ,!2 729! 457 !162! 3 !281! !6! 12201 6,672 Total comprehensive income 6 743 ,444 ,2 46 (4) (4 ,281) (60) 289 2,733 1) lncludes Cash flow hedge and hedge of net investment in foreign operation . 2)Co lncludesnsohdated lhe effects net incomeofthe adoption of CMN Resolution No 4,817/ . 20 (Note 2a) 032 ,7 6,743 6,743 289 other comprehensive income ,,299) (4 (4 299) 46 (4) (4,281) (60) The accompanying notes are an integral part of these financial statements. Appropriations Legal reserve 350 (350) Statutory reserves 6 4,51 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 1, (2 9 153, ,217) ,144 393 ,902 509 729 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,674) 4 1 ,)024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 57

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING 5.A.Consolidated Statement of Comprehensive lncome Statement of Cash Flows (ln millions of reais) (ln mil/ians of reais) Note 01/01 to01/01 to 01/01 to01/01 to Note 06/30/2022 06/30/2021 03/31/2022 03/31/2021 Adjusted net income (7,966) (107) Consolidated net incomeNet incarne 7,03214,462 12,7935,862 Financial asseis ai available for sale 46 (1,506) Adjustrnents to net incarne: (22,428) (12,900) ChangeShare-based in fair value payrnent (752)(158) (3,137)(280) Tax effectlnterest and foreign exchange expense related to operations with subordinated debt (7,094)410 1,369(100) (Gains) / lasses transferredDeferred taxes to incarne statement (1,918)706 477(46) Equity in earnings of subsidiaries 12 (13,304) (12,495) Tax effect (318) (215) Arnortization of goodwill 23 23 Hedge (60) (393) Effects of changes in exchange rates on cash and cash equivalents 23 (2) Cash flow hedge 5fV (336) 639 Change in assets and liabilities 10,220 4,273 Change in fair value (581) 1,210 (lncrease) / decrease in assets 1 Tax effectnterbank investrnents 2459,889 (571 6 ,016) HedgeSecurities and derivative financial instrurnentsof nel investmenl in foreign operation 5fV 276349 (1,032)(1,938) Other receivables andChange in fair value Other asseis 544892 (1,973)519 lncreaseTax effect/ (decrease) in liabilities (268) 941 Funds frorn acceptances and issuance of securities 1 (204) (45) Remeasurements of liabililies for post-employmenl benefits < l (4) 2 RemeasuremenlsProvisions and Other liabilities 19 (5)(706) (279)2 Net cash provided by / (used in) operating activities 2,254 4,166 Dividends and interest on capital receivedTax effect 2,7591 2,926 Foreign exchange variation in foreign investments (4,281) 1,382 (Purchase) / disposal of lnvestrnents (2) 10,214 Net cash provided byTotal other comprehensive income/ (used in) investing activities (4,299)2,757 13,140(515) Total comprehensive incomeSubordinated debt obligations raisings 2,733 5,3472,729 Subordinated debt obligations redernptionsComprehensive income attributable to the owners of the parent company 2,444(1,690) (8,439)4,899 Incarne frorn delivery of treasury sharesComprehensive income attributable to non-controlling interests 289453 448510 Purchase of treasury shares (9,920) 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements.Dividends and interest on capital paid (3,229) (3,202) Net cash provided by / (used in) financing activities (4,466) (18,322) Net increase / (decrease) in cash and cash equivalents 545 (1,016) Cash and cash equivalents at lhe beginning ofthe period 7,452 2,770 Effects of changes in exchange rates on cash and cash equivalents (23) 2 Cash and cash equivalents at lhe end of lhe period 2c Ili 7,974 1,756 Cash 15 40 Securities purchased under agreernents to resell—Collateral held 7,959 1,716 The accornpanying notes are an integral part of these financial staternents. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 58

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.Consolidated Statement of Comprehensive lncome Statement(ln millions of reais)of Added Value (ln mil/ians of reais) Note 01/01 to01/01 to 01/01 to01/01 to Note 03/31/202206/30/2022 03/31/202106/30/2021 lncomeConsolidated net income 7,0323,758 5,8622,463 Financial operations 1,784 2,407 Financial asseis ai available for sale 46 (1,506) Other 1,974 56 Change in fair value (752) (3,137) Expenses (2,156) (1,702) Tax effect 410 1,369 Financial operations(Gains) / lasses transferred to incarne statement (2,090)706 (1,682)477 Other (66) (20) Tax effect (318) (215) Inputs purchased from third parties (59) 478 HedgeThird-Party and Financial System Services, Security and Transportation (60)(30) (393)(34) Advertising, p Cash flow hedgeromotions and publication 5fV (336)(19) (13)639 Change in fair value (581) 1,210 Other (10) 525 Tax effect 245 (571) Gross added value 1,543 1,239 Deprecitation Hedge of nel investmenl in foreign operation and amortization 5fV 276(23) (1,032)(23) NetChange in fair value added value produced by the company 1,520544 (1,973)1,216 Added Tax effect value received through transfer—Results of equity method 12 13,304(268) 12,495 941 Total added value to be distributedRemeasurements of liabililies for post-employmenl benefits < 1l 14,824(4) 13,7112 DistributionRemeasuremenlsof added value 19 14,824(5) 13,7112 PersonnelTax effect 541 55 Foreign exchange variationCompensation in foreign investments (4,281)52 1,38253 Total other comprehensive incomeBeneftts (4,299)2 (515)2 Taxes, fees and contributions 307 863 Total comprehensive income 2,733 5,347 Federal 307 863 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Retum on third parties’ capital—Rent Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.Retum on capital 14,462 12,793 Dividends and interest on capital 4,041 3,419 The accompanying notes are an integral part of these financial statements. Retained earnings for lhe period 10,421 9,374 The accompanying notes are an integral pari of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 59

ITAÚ UNIBANCO HOLDING S.A. Itaú Unibanco Holding S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Notes to the Financial Statements At 06/30/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 06/30 of 2022 and 2021 for income statement Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income (In millions of reais, except when indicated) 7,032 5,862 Note 1—Operations Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and Tax effect 410 existing under1,369 the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São(Gains) / lasses transferred to incarne statement 706 477 Paulo, state of São Paulo, Brazil. Tax effect (318) (215) ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financialHedge (60) (393) products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil,Cash flow hedge 5fV (336) 639 through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through itsChange in fair value (581) 1,210 different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; Tax effect 245 (571) leasing Hedge of nel investmenl in foreign operationand foreign exchange business. 5fV 276 (1,032) Change in fair value 544 (1,973) ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participaçőes S.A. (“IUPAR”), Tax effect (268) 941 a holding company which owns 51.71% of liabililies for post-employmenl benefits of our common shares, and which is jointly controlled by (i) Itaúsa S.A.1l (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E.Remeasurements < (4) 2 Johnston de Participaçőes (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa alsoRemeasuremenls 19 (5) 2 directly holds 39.21% Tax effect of ITAÚ UNIBANCO HOLDING’s common shares. 1 Foreign exchange variation in foreign investments (4,281) 1,382 These individual and consolidated financial statements were approved by the Board of Directors on Total other comprehensive income (4,299)August 08, 2022. (515) Note 2—Significant accounting policies Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 a) Basis of preparation Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. TheThe accompanying notes are an integral part of these financial statements.financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. On January 1, 2022, CMN Resolution No. 4,817/2020 came into force, which establishes the criteria for accounting recognition and measurement of investments in subsidiaries, associates and joint ventures, and the effects of their initial application are recorded in Stockholders’ Equity, for the amount net of tax effects. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. The presentation of the Statements of Cash Flow comparison was reviewed to equalize the current disclosure criterion. Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 60

ITAÚ UNIBANCO HOLDING S.A. b) Critical accounting estimates and judgments Consolidated Statement of Comprehensive lncome (ln millions of reais) The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at lhe date of lhe Financial Statements, due to uncertainties and the high levei of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that presentNote 01/01 to 01/01 to a significant risk and may have a material impact on the values of asseis and liabilities are disclosed below. Actual results may differ03/31/2022 03/31/2021 from those established by these estimates and judgments.Consolidated net income 7,032 5,862 TopicFinancial asseis ai available for sale Notes 46 (1,506) Change in fair value (752) (3,137) Consolidation 2b I and 2c 1 Tax effect 410 1,369 Fair value of financial instruments(Gains) / lasses transferred to incarne statement 2b li and 17706 477 Provision for loan lassesTax effect 2b Ili, 6 and 21(318) (215) Goodwill impairmentHedge 2b IVand 14(60) (393) Deferred incarne tax and social contribution 2b V and 11 Cash flow hedge 5fV (336) 639 Defined benefit pension plans 2b VI and 19 Change in fair value (581) 1,210 Provisions, contingencies and legal obligations 2b VII and 9 Tax effect 245 (571) Technical provisions for insurance, pension plan and premium bonds 2b VIII and 8 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) I—Consolidation Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles Remeasuremenls 19 (5) 2 it to variable returns and can affect these returns through its influence on the entity. The existence of control is Tax effect 1 assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which itForeign exchange variation in foreign investments (4,281) 1,382 ceases to exist. Total other comprehensive income (4,299) (515) The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and Total comprehensive income 2,733 5,347 liability account balances, income accounts and transaction values have been eliminated.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 II—Fair value of financial instruments 1) Amounts that will not be subsequently reclassified to incarne. The accompanying fair value of financial instruments, including derivatives that are not traded in active markets, is calculated bynotes are an integral part of these financial statements. using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. III—Provision for loan losses The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting. •Highest risk classification according to the operation, client, default, renegotiation, among others. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 61

ITAÚ UNIBANCO HOLDING S.A. IV—Goodwill impairment Consolidated Statement of Comprehensive lncome The review of (ln millions of reais) goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. Note 01/01 to 01/01 to To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the03/31/2022 discounted 03/31/2021 cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk Change in fair value (752) (3,137) premium.Tax effect 410 1,369 Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal(Gains) / lasses transferred to incarne statement 706 477 management purposes. Tax effect (318) (215) Hedge (60) (393) V—Deferred income tax and social contribution Cash flow hedge 5fV (336) 639 DeferredChange in tax fairassets value are recognized only in relation to deductible temporary differences, tax (581 losses) and social1,210 contributionTax effect loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ245 UNIBANCO (571) HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable Hedge of nel investmenl in foreign operation 5fV 276 (1,032) income or Change in fair valueincome in at least three of the last five fiscal years. The expected realization of deferred tax assets is based 544 (1,973) on the Tax effectprojection of future taxable profits and technical studies. (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 VI—Defined benefit pension plans Remeasuremenls 19 (5) 2 The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discountTax effect 1 rate, which is appropriated at Foreign exchange variation in foreign the end of each year and used to determine the present value of estimated future cashinvestments (4,281) 1,382 outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the Total other comprehensive income (4,299) (515) interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.Total comprehensive income 2,733 5,347 The main assumptions for Pension plan obligations are partly based on current market conditions.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 VII—Provisions, contingencies and legal obligations 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. VIII—Technical provisions for insurance, pension plan and premium bonds Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 62

ITAÚ UNIBANCO HOLDING S.A. c) Summary of main accounting practices Consolidated Statement of Comprehensive lncome I- Consolidation (ln millions of reais) The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies Note and investment funds which it01/01 to 01/01 to controls. 03/31/2022 03/31/2021 In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated futureConsolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN Change in fair value (752) (3,137) and BACEN.Tax effect 410 1,369 The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO(Gains) / lasses transferred to incarne statement 706 477 HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization Tax effect (318) (215) of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where Hedge (60) (393) there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior Cash flow hedge 5fV (336) 639 to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currenciesChange in fair value (581) 1,210 other than the functional currency of the parent company, net of the corresponding tax effects. Tax effect 245 (571) The effects of foreign exchange differences on foreign investments are classified under the heading Income onHedge of nel investmenl in foreign operation 5fV 276 (1,032) Securities and Derivative Financial Instruments in the Statement of Income for subsidiaries with the same functionalChange in fair value 544 (1,973) currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional Tax effect (268) 941 currency.Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 The following table shows the main consolidated companies, which together represent over 95% of total consolidatedTax effect 1 assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 63

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Consoli 369 ,1 Stockholders ‘ dated Statement of Changes in EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 lnterest in voting lnterest in total < ,2> lncorporation Functional currency 1 Activity capital % capital % Tax effect Country Attributed to owners of the parent company (318) (215) Hedge Other comprehensive 06 /incarne30/2022 12/31/2021 (60) 06/ Total30/2022 (393) Total 12/31/2021 stockholders ‘ ‘ stockhalders ln Brazil Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Banco ltaú BBA S.A. .00 100 .0% 100 00% 0% Cash flow hedge Real sharesBrazil reserves reserves Financial institution 5fV (336 100 earnings ).00% of the parent100 639. controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l Banco ltaú Consignado S.A.00% 100 . Change in fair value Real Brazil Financial institution benefits investments 100 .00% (581 100 ).00% 1, 100 210.00% Bal Banco ance at ltaucard 01 /01 /2021 S.A 0% 0 531) ,919) (7, 1 ,593 136 Real 97,148 Brazil(907) 2,323 40 Financial ,734 institution 472 ( 100 6,273.00% 100.00% 100 . 11 ,113 100 147,706.00% Transactions with owners 3 Tax effect 374 (302) 245 (571 72 ) 505 577 Banco ltauleasing S.A. < > .100 00% 1 00.00% Real Brazil Financial institution Cia. ltaúResutt of de delive Capitalização ry of treasury shares 1, 032 00% 00% .100 0% .100 .0100 Hedge of nel investmenl in foreign 15 Real operation Brazil374 192 Premium Bonds 5fV 276100.00% (566) 566 Recognilion of share-based payment plans (494) (494) (494) Dibens Leasing S.A.—Arrendamento Mercant00% .100 .100 100 .00% 00% 973) 1, il Change in fair value Real Brazil Leasing 544100.00% ( (lncrease) / Decrease to lhe owners of lhe parent company 15 505 505 OlherFinancei ra ltaú CBD S.A. Crédito, Financiamento 0% 0 e Investimento Real Brazil Consumer (1) Finance Credit 50.00% 50.00% (1)50. 50.00%(1) Reversai of Dividends or lnterest on capital—declared after previous 66 1 Tax periodeffect (268) 166941 166 Hipercard Banco Múltiplo S.A 00% 00% ..100 00% .100 100 Real Brazil Financial institution 100.00% Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73 2 73 T ltaúotal comprehensive Corretora de incarneValores S.A .100 .00% 1 00% 00% 100 .100 00.00% (1, 5, 14 ,4) 5 347 506) (3 93 Real Brazil Securities Broker 1,382 4,899 448 ltaúCo nsolidated Seguros net S.A. income Remeasuremenls .00% 100 .00% 100 4 1 Real Brazil lnsurance 19 100.00%(5) 5,414 5,4 100 2.00% 448 5,862 ltaúotherUnibanco comprehensive S.A. incarne 00% 100 . Real Brazil Financial institution (1,506) 100 1,382 .00% (393) 100.00% (5100 15) .00% (515) Appropriations Tax effect 1 ltaú Vida e Previdência S.A. 00% 00% 00.00% 100 00% 1 .100 .100 . Real Brazil Pension Plan Legal reserve Foreign exchange (4, 1, 281 382 variation in foreign investments 270 ) (270) Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento 0% 0 Real Brazil Consumer Finance Credit 50.00% 50.00% 50. 50.00% Statutory reserves 3,784 (3 ,784) Redecard Oividends Instituição de Pagamento S.A. Total other comprehensive 299) (4, 00% 100 .00% .100 income Real Brazil Acquirer 100.00% (439) (515) (439)100.00% (87) (526) Foreign lnterest on ca pital 4) (99 (994) (994) Balance at 03/31 12021 Total comprehensive income 7 655 ,140 ,953 ,369 1 44, 2, 021 529) 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 Changeltaú CorpBancain the period Colombia S.A. Comprehensive income 5% 6 6 5% 4 642 , attr Colombian ibutable Peso to the owners Colombia 374 of the parent(302) company Financial 4,219 institution (1,506) 2 55 1,382. (393) 2 ,44449.30% 4,899 3,77655. 866 49.30% Banco ltaú (Suisse) S.A 00% 00% 00% .100 .100 00.00% .100 1 Swiss Franc Switzerland Financial institution Balance at 01 /01 /2022 247 2, 058 155 144, ,554 57 ,576 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions Banco ltaú with ownersArgentina S.A Comprehensive income attr Argentine 7) 38 00% .100 ibutable Peso to non-controlling Argentina 449 interests (335) Financial institution 289100.00% 100 114448.00% (1,501) 100(1 .00%, Result of delivery of treaswy shares 15 6 2 449 511 511 Banco ltaú Paraguay S.A 1) Amounts that will not be subsequently Gua 100 .00% .00% .100 100 00% reclassified rani to incarne Paraguay . Financial institution 100.00% Banco Recognilion ltaú ofUruguay share-based S.A.payment plans Uruguayan (3 97) .100 0% ..0100 00% 100 00% Peso Uruguay Financial institution 100.00% (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Corporate ltau Bank reorganization, Ltd 2cXIV 3 , Real .100 .100 00% 00% Cayman lslands Financial (882) institution 100.00% (882) 100 .00% (882) other ltau tBBA3l lnternational pie US Dollar .00% 100 .1 00% 100 00.00% United Kingdom Financial 40 institution 100 40 .00% 40 Unclaimed dividends and lnterest on capital 77 77 77 ltau BBA USA Securities lnc . US Dollar .0100 .100 100 00% 00% 0% . United States Securities Broker 100.00% Total comprehensive income ,743 ,444 6 2 46 (4) (4 ,281) (60) 289 2,733 ltaú CorpBanca < 4> Co nsohdated net income Chilean Peso 032 ,7 Chile Financial institution 55.96% 56.60% 6,743 6,74355.96% 289 56.60% 1) AII overseas offices oi ITAÚ UNIBANCO HOLDING CONSOLIDAT ED have lhe sarne functiona l currenc y as lhe parentcompany , except for CorpBanca New York Branch and ltaú Unibanco S.A. Miami Branch, which uses lhe US Dollar. other comprehensive income (4 ,,299) 299) (4 46 (4) (4,281) (60) 2) OnAppropriations January 1, 2022 , the functional currency of the units ltaú Uni banco S.A. Miami Branch and ltaú BBA USA Securities lnc. was changed from reais into dollars dueto the modificati on in the scope of activity and the main economic environment in which the units operate. 3) Company incorporated by Dibens Leasing S.A.—Arrendamento Mercan til at 03/31 /2022. 4)Legal reserveITAÚ UNI BANCO HOLDING contrais ITAÚ CORPBANCA dueto lhe shareholders’ agreement. 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) ,217) 153, (2 9 729 144 ,,902 509 393 1, 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3351 ,674) ,)024 4 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 64

ITAÚ UNIBANCO HOLDING S.A. II—Foreign currency translation Consolidated Statement of Comprehensive lncome II.I—Functional and presentation currency (ln millions of reais) The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment Note in associates, ITAÚ UNIBANCO01/01 to 01/01 to HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in03/31/2022 03/31/2021 which the entity operates. Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) II.II—Foreign currency operations Change in fair value (752) (3,137) Foreign currency operations are translated into the functional currency using the exchange rates prevailing on Tax effect 410 1,369 the dates of (Gains) / lasses transferredthe transactions. to incarne statementForeign exchange gains and losses are recognized in the Statement of Income, unless they706 477 are related to cash flow hedges and hedges of net investments in foreign operations, which are Tax effect (318) recognized in (215) Stockholders’ Equity.Hedge (60) (393) Cash flow hedge 5fV (336) 639 III—Cash and cash equivalents Change in fair value (581) 1,210 Defined as Tax effect cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank 245 (571) Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with Hedge of nel investmenl in foreign operation 5fV 276 (1,032) the Central Bank of Brazil with original maturities not exceeding 90 days.Change in fair value 544 (1,973) Tax effect (268) 941 IV—Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN),1l Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptancesRemeasurements of liabililies for post-employmenl benefits < (4) 2 and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables Remeasuremenls 19 (5) 2 Tax effect 1 Operations with fixed interest Foreign exchange variation in foreign and charges are booked at present value. Operations with floating interest and chargesinvestments (4,281) 1,382 are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the Total other comprehensive income (4,299) (515) corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant,Total comprehensive income 2,733 5,347 calculated pro rata on a daily basis.Comprehensive income attributable to the owners of the parent company 2,444 4,899 V—Securities Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. Recorded at the cost of acquisition restated The accompanying notes are an integral part of these financial statements.by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: •Trading securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period. •Available for sale securities—Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. •Held to maturity securities—Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. VI—Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 65

ITAÚ UNIBANCO HOLDING S.A. (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized Consolidated Statement of Comprehensive lncome gains and losses, which are recorded directly in the statement of income.(ln millions of reais) Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and Note 01/01 to 01/01 to throughout the duration of the contract, and which are considered to be effective in reducing the 03/31/2022 risk exposure in03/31/2021 question, are classified as hedges of the following types: Consolidated net income 7,032 5,862 Financial • asseisMarket Risk Hedge—Financial assets and liabilities, as well as their related financial instruments, are bookedai available for sale 46 (1,506) at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) /• Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financiallasses transferred to incarne statement 706 477 instruments,Tax effect are booked at fair value plus realized and unrealized gains and losses, net of (318) tax effects, when(215) applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in theHedge (60) (393) statement of income.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax • effectHedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. 245 (571) the portion Hedge of of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in nel investmenl in foreign operation 5fV 276 (1,032) stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign Change in fair value 544 operation. The (1,973) ineffective portion is recognized in income for the period.Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 VII—Loans, leases and other credit operations (operations with lending characteristics) Remeasuremenls 19 (5) 2 These transactions are recorded at present value and calculated pro rata on a daily basis in line with Tax effect 1 variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the Foreign exchange variation in fore ign investments (4,281) expectation of1,382 payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card Total other comprehensive income (4,299) operations include (515) receivables arising from purchases made by cardholders. Funds corresponding to these amounts to Total comprehensive income 2,733 be paid to the 5,347 credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and PaymentsComprehensive income attributable to the owners of the parent company 2,444 4,899 Pending Settlement.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. VIII—Provision for loan losses The accompanying notes are an integral part of these financial statements. The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following: •Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. •Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. IX—Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 66

ITAÚ UNIBANCO HOLDING S.A. X—Investments in associates and joint ventures Consolidated Statement of Comprehensive lncome Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss.(ln millions of reais) They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. Note 01/01 to 01/01 to •Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has03/31/2022 03/31/2021significant influence, but which it does not control. Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change•Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties thatin fair value (752) (3,137) have joint control of the arrangement have rights to the net assets. Tax effect 410 1,369 XI—Fixed assets (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if Hedge (60) (393) applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of Cash flow hedge 5fV (336) 639 these assets. Such rates and other details are presented in Note 13.Change in fair value (581) 1,210 The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their Change in fair value 544 (1,973) recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell Tax effect (268) 941 and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for whichof liabililies for post-employmenl benefits 1l independent cash flows can be identified (cash-generating units). The assessment may be made at an individualRemeasurements < (4) 2 asset level when the fair value less the cost to sell can be reliably determined. Remeasuremenls 19 (5) 2 Tax effect 1 XII—Goodwill Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expectedTotal comprehensive income 2,733 5,347 future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the costComprehensive income attributable to the owners of the parent company 2,444 4,899 to sell and/or its value in use.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes breakdown of Goodwill and Intangible assets is are an integral part of these financial statements.described in Note 14. XIII—Intangible assets Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. XIV—Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders’ equity. XV—Insurance, pension plan and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 67

ITAÚ UNIBANCO HOLDING S.A. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance Consolidated Statement of Comprehensive lncome risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. (ln millions of reais) Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned Note 01/01 to 01/01 to premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is 03/31/2022 accounted for 03/31/2021 as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Private pension plans Change in fair value (752) (3,137) Tax effect 410 1,369 Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide(Gains) / lasses transferred to incarne statement 706 477 a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk isTax effect (318) (215) transferred to the issuer from the start. These contracts are classified as insurance contracts.Hedge (60) (393) Cash flow hedge 5fV (336) 639 Insurance premiums Change in fair value (581) 1,210 Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportionTax effect 245 (571) to the amount of the insurance coverage.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO Tax effect (268) 941 HOLDINGRemeasurementsCONSOLIDATEDof liabililies for post-employmenl benefitsrecognizes a provision,< 1l sufficient to cover this loss, based on a (4)risk analysis of2 realization of insurance premiums receivable with installments overdue for over 60 days. Remeasuremenls 19 (5) 2 Reinsurance Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks Total other comprehensive income (4,299) (515) underwritten, particularly Total comprehensive income property and casualty risks that exceed the maximum limits of responsibility 2,733 that determine5,347 to be appropriate for each segment and product (after a study which considers size, experience, special features, andComprehensive income attributable to the owners of the parent company 2,444 4,899 the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of lossesComprehensive income attributable to non-controlling interests 289 448 from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance contract liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability adequacy test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 68

ITAÚ UNIBANCO HOLDING S.A. XVI—Provisions, contingent assets and contingent liabilities Consolidated Statement of Comprehensive lncome These are (ln millions of reais)possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCONote 01/01 to 01/01 to HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits03/31/2022 03/31/2021 with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a Consolidated net income 7,032 5,862 settlement payment received Financial asseis ai available for sale or an agreement for set-off against an existing liability. 46 (1,506) Change in fair value (752) (3,137) These contingencies are evaluated based on Management’s best estimates, and are classified as:Tax effect 410 1,369 (Gains) / lasses transferredin which liabilities are recognized in the balance sheet under Provisions.• Probable: to incarne statement 706 477 Tax effect (318) (215) Hedge which are disclosed in the Financial Statements, but no provision is recorded.• Possible: (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect•Remote: which require neither a provision nor disclosure. 245 (571) The amount Hedge of nel investmenl in foreign operation of deposits in guarantee is adjusted in accordance with current legislation. 5fV 276 (1,032) ContingenciesChange in fair valueguaranteed by indemnity clauses in privatization processes and others, and 544with liquidity(1,973)are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Legal obligations, tax and social security obligations Remeasuremenls 19 (5) 2 Tax effect 1 Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicialForeign exchange variation in foreign investments (4,281) 1,382 challenge, recognized for the full amount under discussion. Total other comprehensive income (4,299) (515) XVII—Allowance for financial guarantees provided Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the wholeComprehensive income attributable to non-controlling interests 289 448 guarantee period.1) Amounts that will not be subsequently reclassified to incarne. XVIII—Income tax and social contribution The accompanying notes are an integral part of these financial statements. There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. XIX—Commissions and banking fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 69

ITAÚ UNIBANCO HOLDING S.A. in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are Consolidated Statement of Comprehensive lncome met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. (ln millions of reais) The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are: • Note 01/01 to 01/01 to Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for 03/31/2022 processing card03/31/2021 transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. Consolidated net income 7,032 5,862 Financial • asseis ai available for sale 46 (1,506) ChangeCurrent account services: in fair value substantially comprised of current account maintenance fees, according to each(752) (3,137) service package granted to the customer; transfers carried through TED/DOC, withdrawals from demand depositTax effect 410 1,369 account and money order.(Gains) / lasses transferred to incarne statement 706 477 Tax • effect Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services,(318) (215) placement of securities and intermediation of operations on stock exchanges.Hedge (60) (393) Cash flow hedge 5fV (336) 639 Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards Change in fair value (581) 1,210are recognized Tax effect when said services are provided. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value•Funds management: refers to fees charged for the management and performance of investment funds and 544 (1,973) consortia administration. Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls•Credit operations and financial guarantees provided: refer mainly 19to advance depositor(5) fees, asset2 appraisal service and commission on guarantees provided.Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income•Collection services: refer to collection and charging services. (4,299) (515) Revenue from certain services, such as fees from funds management, collection and custody, are recognized over Total comprehensive income 2,733 5,347 the life of the respective agreements, as services are provided.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 XX—Post-employment benefits 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Pension plans—defined benefit plans The liability or asset, as the case may be, is recognized in the balance sheet with respect to a defined benefit plan and corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due. Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 70

ITAÚ UNIBANCO HOLDING S.A. Note 3—Business development Consolidated Statement of Comprehensive lncome Itaú CorpBanca Colombia S.A. (ln millions of reais) ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684Noteshares)01/01 toin the Itaú CorpBanca01/01 to Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46% . 03/31/2022 03/31/2021 The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatoryConsolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) authorizations. Change in fair value (752) (3,137) Non-controlling interest in XP Inc. Tax effect 410 1,369 During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc.(Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021. Hedge (60) (393) On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN andCash flow hedge 5fV (336) 639 regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda.,Change in fair value (581) 1,210 acquired a minority interest equivalent to 11.36% Tax effect of XP INC’s capital, for the amount of R$ 8,015. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Part of these shares, equivalent to 1.40% of XP INC’s capital, was sold on June 7 and 9, 2022 for the amount of R$ Change in fair value 544 (1,973) 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC’s capital. Tax effect (268) 941 Itaú CorpBanca Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 ITAÚ CORPBANCA is controlled as of April 1 Remeasuremenls st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ19 (5) 2 Tax effect 1 UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the Foreign exchange variation in foreign investments (4,281) 1,382 right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ Total other comprehensive income (4,299) (515) CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appointTotal comprehensive income 2,733 5,347 the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú1) Amounts that will not be subsequently reclassified to incarne. CorpBanca The accompanying notes the are an total integral partamount of these financial statements.CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96% . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 71

1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Note Consoli 369 1 , ‘ Stockholders dated 4 -Stat Interbankement of Chang es in investments Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Tax effect 06/30/2022 (318) (215 12/31/2021) Attributed to owners of the parent company O—30 31—180 181—365 Over 365Otherdays comprehensive Tota incarne l % TotalTotal Total % stockholders stockhalders ‘ ‘ Hedge (60) (393) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital of liabilities of post- adjustments of Money market % 68.4 Cash flow hedge 148,408shares reserves 22,490 reserves 47 5fV 170,945 (336 72 earnings) .1% of the parent 166 639 ,931controlling securities employment foreign lasses—company interests 1 Adjustments PJ Hedge (2l Collatera l held< benefits investments > 1, 210 Change in fair value 44 ,742 17,874 44 62 ,660 (581 26.4%) 41 ,702 17.1% BalCo ance ll atate01/01/2021 ral repl edge 136 40 734 1 ,,,593 919) (7, 531) 1 1 02 63 97 102 ,148 ,429 (907) 2,323 472 3( 6,273 ,595 43.3% 114, 446 11 ,113 46.9%147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Asseis received as collateral 1 63 with rig hl to sei! or repledge 1,719 1,882 0.8% 26 ,852 11.0% Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Recognilion Asseis of share-basedreceivedpayment as co plansllateral wit 1 00 hout right to sei! or repledge 100,710 (494) 3 ,713 42 .5% (494)87 ,594 35.9%(494) (lncrease) / Decrease to lhe owners of lhe parent company973) 1, Change in fair value 15 544 ( 505 505 OlherShort posit ion 1, 237 4,453 (1) 5,690 2.4% (1)10,783 4.4% (1) Reversai of Dividends or lnterest on capital—declared after previous1 66 Tax periodeffect (268) 166941 166 Money market and lnterbank deposits—assets guaranteeing 298 298 1, 1, 1, 524 1 0.5% 0.6 % techn Unclaimed ical dividends and ln provisions lerest on capital Remeasurements of liabililies for post -employmenl benefits < l (4) 73 73 2 73 Total comprehensive incarne 935 ,45, (1, (3) 14 347 506) 1,382 4,899 448 lnterbank Co nsolidated net deposincome its Remeasuremenls 5, % 758 5, 9 505 1 4 36,037 4,510 19 51 ,810 (5)21. 5,414 5,469 2,661 448 28.6 5,862 % Voluntaryother comprehensive investments incarne with the Central Bank of,506) 1 5, 800Brazil 13,000 ( 13 1,382 ,000 (393) 5.5% (515) 2.4(515) % Appropriations Tax effect 1 Tota1 < 2> 5, 100.0 805 100.0% % 198,743 27,995 4,510 237,053 243,916 Legal reserve Foreign exchange (4, 382 281 1, variation in foreign investments 270 ) (270) %Statutory per ma reserves turi ty date 1.8% 1 83.8% 3,784 1.9% 2.5% 100.0% (3 ,784) Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) Totallnterest on ca 12/31/2021 pital 5, 652 840 6, (99 4) 197,856 33,568 243,916 (994) (994) Balance at 03/3112021 Total comprehensive income 655 140 ,7 44, 2, ,369 021 953 15 97,148 (533) (1 ,034) (1,529) (8,312) 2 ,733 5,347 11 ,979 152,348 % per maturity date 3.8% 1 81.1% 2.4% 2.7% 100.0% Change in the period Comprehensive income attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 4,642 1) lncludes R$ 4,768 (R$ 9,266 at 12/31 /2021 ) related to Money market—Asseis recei ved as collateral with right to sell or replage , in w hich securiti es are restricted to guarantee transa ctions at lhe B3 S.A.—Brasi l, Bolsa, Balcão (B3) and Balance at 01 /01 /2022 ,576 058 247 554 155 144, ,57 2, 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 BACEN. 2)Transactions lncludes with a owners securities valuat ion allowance inComprehensivelhe amounto f R$ (46) income (R$ (57) attr at38 7)i12 butable /31 /2021 to). non -controlling 449 interests (335) 289 114448 (1,501) (1 , Result of delivery of treaswy shares 15 2 6 449 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate reorganization 2cXIV , 3 (882) (882) (882) InotherITAÚt3l UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held,40 amounting to R$ 7,959 (R$ 7,429 at 12/31/2021) with 40 maturity up to40 Unclaimed dividends and lnterest on capital 77 77 77 30Total comprehensive days, Interbank income deposits amounting to R$ 7,361 (R$ 7,087 at2 ,743 ,444 6 12/31/2021) with maturity from 46 31 to 180 (4) days, (4 ,281) R$ 16,959 (60) (R$ 7,843 at 12/31/2021) 289 with2,733 maturityCo nsohdated net from income 181 to 365 days and R$ 24,114 (R$ 43,393 at 12/31/2021) 7 032 , with maturity over 365 days. 6,743 6,743 289 other comprehensive income (4 (4 ,299) ,299) 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) (2 509 902 153, 1, 393 9 ,,,217) 144 729 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3354 ,),674) 1 024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 72

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Note Consoli369 ,1 ‘ Stockholders dated 5 -Stat Securities ement of Changes in and derivative EquityTax effect financial instruments (assets and liabilities) 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 a) Summary per maturity Tax effect Attributed to owners of the parent company (318) (215) 06/30/2022 Other comprehensive incarne Total Total 12/31/2021 stockhalders ‘ stockholders ‘ Hedge (60) (393) Adjustment Note to fair value Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge reflected in: shares reserves reserves 5fV (336 earnings ) of the parent639 controlling securities employment foreign lasses—company interests Cost Fairva lue % Adjustments O—30 PJ 31—90 91 -180 Hedge 181 (2 -3 l 65 366—720 Over 720 days Fairvalue 1, 210 Change in fair value Stockholders’ benefits investments (581) lncome equity Balance at 01 /01 /2021 734 919) 1 531) 40 ,136 (7, ,,593 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions Government with owners securities—Brazil6, ,802 ,218 46 245 204 Tax effect 248,691 (944) (2,529) 374 (302) 31 .6% 35,466 1,374 35,465 245 (571 72 119,907 ) 505 232,781577 ResuttFinancial of deli treasury ve ry of treasury bills shares 032 1, Hedge of nel investmenl24 ,179 in foreign 15 operation 374 24 ,179 192 3.1% 8,240 5fV 946276 5,190 (566) 9,803 27,835566 Nalional treasury bills 61 ,560 (31) (88) 61 ,441 7.9% 6,196 1,328 10,202 31,309 12,406 65,440 Recognilion National treasury of share-based notespayment plans 18 (1, ,935 ) 929 108,927 (799) 106,199 (494) 13.7% 8 27 ,226 46 5,073 (494) 54 ,911 88,049(494) (lnc National rease) / tr Decrease easury to l / Secur he ownersitization of lhe parent company 1, 973) Change in fair value 100 15 25 125 544 ( 125 505 140505 OlherBrazilian externai debt bonds 114 ) 53 ,925 ( (537) 53,274 6.9% (1) 5,382 5,230 (1) 42 ,662 51 ,317(1) Reversai Government of Dividen securi ds or lnterest on capit ties—abroad al—declared after previous 10 ,085 ,541 14 1 66 Tax periodeffect 79,977 (93) (436) 79,448 10.3% 21 ,052 13,653(268) 9,740 16694110,377 60,626166 Argentina 3,269 (49) (7) 3,213 0.4% 2,508 74 84 218 120 209 1,336 UnclaimedChile dividends and lnlerest on capital Remeasurements 14 ,829 25 of,406liabililies for post- (2) employmenl (191) benefits 25 ,213< 1l 3.3% 388 8 11 2,589(4) 73 580 73 2 6,016 21 ,39173 Total comprehensive incarne (3 5, 93(1, 347 ,45 506) ) 14 1,382 4,899 448 Colombia 831 172 3, ) 4,166 (30) ( 3,964 0.5% 78 166 748 2,972 Co nsolidated net income Remeasuremenls 1 4 19 (5) 5,414 5,4 2 448 5,862 Korea 8,401 8,401 1.1% 417 2,044 1,800 379 3,761 5,604 otherSpaincomprehensive incarne 1 ,506) 9,850 9,850 1.3% ( 515 1,3823,548 (393)2,278 3,509 (515) 6,132(515) Tax effect 1 AppropriationsUnited States 12 ) 10,365 (8) ( 10,345 1.3% 2,257 4,075 3,341 672 7,190 Mexico 12 7, ,408 291 13,845 (2) (80) 13,763 1.8% 285 2,053 4,121 13 Legal reserve Foreign exchange 1, 281 (4, 382 variation in foreign investments 270 ) (270) Statutory Paraguay reserves 3,146 28 3,174 0.4% 3,784 317 582 56 118 (3 ,784) 1,766 335 1,469 Peru 7 (1) 6 6 7 Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) Uruguay 1,522 (1) (2) 1,519 0.2% 361 810 158 32 4 154 1,258 Corporate lnterest on ca secur pital ities 170(99 4) ,820 ,395 ,878110 19 106) 146 924 ,706 ,167 (2, 16 ,588 (1 ,066) 21 .8% 5,109 5,993 9,272 (994) (994) Total comprehensive income 2,733 5,347 BalanceShares at 03/31 12021 12,33310 (1, 214 ,529 ,529) 2, 1 655 140 ,7 021 ,369 15 (590) 97,148 ) (533) 10,529 1.444, %953 (1 ,034) ( (8,312) 11 ,979 152,348 7,725 ChangeRural inproduct the period note 18,979 ,753 12 4 ,642 66 374 19,045 (302) 2.5%4,219 624(1,506) 1,482 2 1,3821,752 (393) 3,434 1,994 3,776 9,759 866 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Bank depos~ certificates 225 (1) 224 40 40 22 60 51 11 310 BalanceReal estale receiv at 01 /01 /2022 ables certificates 5,222 ,576 058 155 144, ,247 2, 554 57 16 ) ( 90,729(58) (528) 5,148 0.7% (2,263) (1,486) 6,010 2 (7,213) 10 68 5,06811 ,022 4,702 Transactions with owners Comprehensive income attr 38 7) ibutable to non-controlling 449 interests (335) 289 114448 (1,501) (1 , Fund quotas 14,11810 2, 13 501 ,218 ,977 (141) 1.8% 5,442 1,340 4,694 Resu Cred il rig htslt of delivery of treaswy shares 9,052 15 2 6 449 9,052 1.1% 517 1,340 2,501 511 4,694 6,916511 1) Amounts that will not be subsequently reclassified to incarne. RecognilionFixed incarne of share-based payment plans 2,892 ) (3 97 2,892 0.4% 2,892 (397) 2,359(397) (lncrease)Variab / leDecreaseincarne to l he owners of lhe parenl company The accompany ing notes2 ,174 are an i 15 ntegra (141) l part. statements of these financial 2,033 0.3% 2,033 (1,501) (1,501)943 Debentures 94 ,015 (114) (825) 93 ,076 12.0% 2,589 1,226 1,238 1,809 7,388 78,826 88,350 Corporate reorganization 2cXIV 3, (882) (882) (882) Eurobonds and other 11 ,017 (189) 10 1.4% ,206 (171) 10,657 149 1,418 817 723 1,937 5,613 other t3l 40 40 40 Financial bills 3,042 (26) (1) 3,015 0.4% 8 13 346 302 1,219 1,127 2,729 UnclaimedPrornissory dividends and and lnterestcommercial on capital notes 9,123 (1) 61 9,183 1.2% 203 622 1,505 1,575 77 1,584 77 3,694 7,48777 Totalothercomprehensive income 2,804 11 ,,444 2 6 743 37 2,852 0.4% 4 46 308(4) (4 ,281)31 1 (60) 19 182 2,028 289 1,9152,733 111 PGBL Co nsohdated / VGBL net income fund quotas 202,892 .2% 26 202 ,892 202,892 6,743 6,743 289 1977 ,648,032 Subtotal other comprehensive—securities income 702,438 (2,103) (5,071) 695 ,264 ,299) (4 89.9% 249,736 46 51 ,116(4) (21 4,28 ,4521) (60) 58 ,390 73,466 241,104 637 (4,450 ,299) Trading securities 350 ,019 (2,)16 103,992 347 ,916 45.0% 221 ,664 25 ,765 3,872 23,913 55 ,710 329,640 AppropriationsAvailable for sale securities 193,359 (5,071) ,926 17 162 ,503 188,288 24.3% 27,504 22 ,635 11,882 18,335 90 ,006 Legal reserve 350 (350) Held to maturity securities l’ l 159,060 551 ,307 16 ,145 159,060 20.6% 568 2,716 5,698 38,139 95 ,388 Der Statutory ivative reserves fi nancial instruments 52,637 25,841 4,51 6 78 17 ,579,478 10.1% 5,089 8,703 11 ,093 (4 ,516) 8,825 27,189 68,856 TotalDividends securities and derivative financial instruments 755,075 23,738 (5,071) 773,74282 291 .0% ,100 267,315 56,205 30,155 69,483 268,293 (301) 706,306(301) assets lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance Derivative at 03/ fi nancial 31 /2022 instruments !liabilitiesl !55 ,985! 15!19,102! 90, 729 (79) !75 ,087! ,217) 1, (2 729 1,912 100 .0% !7 ,344! 61 ,082 (1 ,490) !8,867! (7 ,273)!9,034! !8,2011 144,393 !23,864! 9,509 !63 153, ,969!902 !17,777! Change 1) The PGBLin the period and V GBL plans securities portfolios, the ownership and embedded risks of which are the custome r’s responsibility, are449 recorded as(335 securities 4 ,674) 1 024 , )—trading securities, with a46 counterpart y to (4) liabilities in Pension (4,281) Plan Technical (60) Provisions account (Note(161) 8a). (1,513) (1)2)lncludesUnrecorded the share in 0t adjustmenther Comprehensive to fair value lncomein ofthelnvestmentsamount in of R$ (5, Associates 332 and ) (R$ (477) atJoint Ventures related12/to31Avai /2021 lable),foraccording sale securit itoes. Note 5e. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (87) (R$ (223) from 01/01 to 06/30/2021) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 64 (R$ 1,200 from 01/01 to 06/30/2021) . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 73

506) 1, Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. b) Consoli 369 1 , ‘ Stockholders Summarydated Statement of byChanges inportfolio EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Tax effect 06/30/2022 (318) (215) Attributed Restricted to owners to of the parent company Other comprehensive incarne Asseis guaranteeing Total Total stockhalders ‘ stockholders ‘ Hedge (60) (393) Derivative financial Note Own portfolio Remeasurements Conversion technical equity- ownersprovisions equity- non TotalTotal Treasury Repurchase Capital Revenue Pledged Retained Capital Free portfolio Available for sale Central Bank instruments Gains and Cash flow hedge of 111 liabilities of post- 5fVadjustments of (336) of the parent639 controlling sharesagreements reserves reserves guarantees securities lasses—earnings employment foreign 2 company interests Adjustments PJ benefits investments Hedge ( l Note 8b 210 1, Change in fair value (581) Government securities—Brazil14 ,218 245 ,627 94 ,463 90,415 41 ,840 3,873 Balance at 01 /01 /2021 919) 734 40 ,1 ,,593 531) 136 (7, 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 TransactionsFinancial with owners treasury bills 15 ,829 Tax effect 374 5,506 (302) 713 245 (571 72 2,131 ) 505 24,179577 Resutt Nati onalof delitreasury ve ry of treasury bills shares 30,786 374 27,335 192 2,870 450 61 ,441566 032 1, Hedge of nel investmenl in foreign 15 operation 5fV 276 (566) Recognilion National oftreasury share-based payment plans notes 30,891 61,786 (494) 1,350 290 (494)11 ,882 106,199(494) (lnc Nat reiase) /onalDecrease treasury to l / heSecurit owners iofzationlhe parent company 973) 1, Change in fair value 15 125 544 ( 505 125505 OlherBrazilian externa i debt bonds 12,784 40,490(1) (1) 53,274(1) Reversai of Dividends or lnterest on capital—declared after previous period1 66 Tax effect (268) 166941 166 Government securities- a broa d 66,068 3,666 336 9,368 10 79,448 UnclaimedArgentina dividends and ln lerest on capital Remeasurements of liabililies for post-employmenl 3,019 benefits < 111l 183 (4) 73 73 2 3,21373 Total comprehensive incarne 506) 347 14 ) 5, (1, (3 935 ,4 1,382 4,899 448 Chile net income Remeasuremenls 22,104 3,074 35 19 (5) 5,4 2 448 25,213 Co nsolidated 1 4 5,414 5,862 Colombia 3, 681 94 189 3,964 other comprehensive incarne 1 ,506) ( 1,382 (393) (515) (515) Tax effect 1 AppropriationsKorea 5,506 2,895 8,401 Legal reserveSpain Foreign exchange 382 281 (4, 1, variation in foreign investments 7,374 270 2,476 ) (270) 9,850 Statutory reservesUn ited States 9,574 3,784 771 (3 ,784) 10,345 Oi Mexico vidends Total other comprehensive 299) (4, ,951 10 income 2,812 (439) (515)(439) (87) 13,763 (526) lnterest on ca Paraguay pital (99 4) (994) (994) Balance at 03/31 12021 Total comprehensive income ,140 ,7 655 529) 953 44, ,369 1 2, 021 15 2,57797,148 (533) 581 (1 ,034) 6 ( (8,312)2,733 5,347 10 11 ,979 3,174152,348 Peru 6 6 Change in the period Comprehensive income ,4 642 attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 BalanceUruguay at 01 /01 /2022 247 155 144, ,576 2, 554 1,27690,729 (528) 57 242,058 (2,263) (1,486) 6,010 (7,213) 11 ,022 1,519 Transactions Corporate with owners securities Comprehensive income attr 38 7) ibutable 105 to ,519non-controlling 449 20,413 interests (335) 151 36,604 289 1144485,019 (1,501) 167(1 ,706, Resu Shareslt of delivery of treaswy shares 15 6 2 9,802 449 3 511 724 10,529 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion Rural product of share note-based payment plans ) (3 97 ,045 19 (397) 19,045 (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Bank deposit certificates 130 94 224 CorporateReal estate reorganization receivables certificates 2cXIV , 3 5,140 (882) (882) 8 5,148(882) other t3l 40 40 40 Fund quotas 13,639 338 13,977 Unclaimed dividends and lnterest on capital 77 77 77 Total Creditcomprehensive rights income 8,870,444 ,743 2 6 46 (4) (4 ,281) (60) 182 289 9,0522,733 Co nsohdated Fixed income net income 2,736 7 032 , 6,743 6,743 156 289 2,892 othe Var r comprehensive iable income income 2,033 (4 ,299) 46 (4) (4,281) (60) 2,033(4,299) Appropriations Debentures 35,762 20,409 35,104 1,801 93,076 Legal reserveEurobonds and other 350 (350) 10,500 4 151 2 10,657 Statutory reserves 4,51 6 (4 ,516) Dividends Financial bills 1,210 1,805 (301) 3,015(301) Prom issory and comme rcial notes 7,439 1,497 247 9,183 lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) BalanceOtherat 03/31 /2022 15 2,85290, 729 (79) ,1, 729 (2 ,217) ,9 509 144 393 1,912 61 ,082 (1 ,490) (7 ,273) 2,852153,902 ChangePGBL /inVGBLthe periodfund quotas 449 (3354)024 , 46 (4) (4,281) (60) (161)202,892 (1,513) 202(1 ,892,674) 1) Subtotal lncludes the -sha securitie re in 0ther Comprehensive s lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 262 ,002 118,706 42,327 49,845 222,384 695,264 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludesTradingthe effectssecur ofittheiesadoption ofCMN Resolution No. 4,817/20 (Note 2a). 81,178 53,026 1,748 1,645 210,319 347 ,916 Available f orsa le securities 120 ,596 38,177 4,272 16,949 8,294 188,288 The accompan ying notes are an integral part of these fi nancial stalements . Held to maturity securities 60,228 27,503 36,307 771 3, 31,251 159,060 Derivat ive financia l instruments 78,478 78,478 Tota l securities and derivative financial instrument s (assets) 262 ,002 118,706 42,327 49,845 78,478 222,384 773,742 Tota l securities and derivative financial instrument s (assets)—12/31/2021 247 ,666 104 941 39, 941 , 29,102 5 68,856 215,795 706,306 1) Represent securities deposited with Contingent Liabilities (Note 9d), Stock Exchanges and the Clearing Houses. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 74

1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. c)Consoli 369 ,1 ‘ Stockholders Tradingdated Statement securitiesof Changes in EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Tax effect 06/30/2022 (318) (215) 12/31/2021 Attributed to owners of the parent company Hedge Adjustrnent to Other comprehensive incarne (60) Total (393) Total Cost fair value (in Fair value % O -30 31—90 91—180 181—365 366—720 Overstockholders 720 days’ stockhalders Fair’ value incorne) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings ) of the parent639 controlling securities employment foreign lasses—company interests Governrnent securities—146, 3 102 ,755 Brazil 107,202 (944) 106,258 30.5% Adjustments 23,375 PJ 1,374 21 ,504Hedge (2l 12,069 41,793 1, 210 Change in fair value benefits investments (581) BalF ance atinancial01 /01 treasury /2021 bills ,593 136 734 40 1 531) ,(7, 919) , 24 ,159 97,14824 ,159 (907) 6.9% 2,323 8,221472 ( 6,273 946 5,189 9,803 11 ,113 23 147,706,888 TransactionsNational tr with ownerseasury bills 17 ,907 Tax effect17,938 (31) 374 5.2% (302) 6,135 1,328 1,803 2456,671 (571 721,970 ) 505 29,614577 ResuttNational of delive treasury ry of treasury shares notes 1, 032 Hedge of62nel,820in vestmenl in (799) foreign 15 operation 62 ,021 374 17.8% 192 8 15,154 465fV 18,741 276 195 ( 566 27 ,877) 46,872566 Recognilion Brazilian of externai share-based payment plans debt bonds 2,285 (114) 2,171 0.6% (494) 14 14 (494)2,143 2,381(494) (lncrease) / Decrease to lhe owners of lhe parent company 973) 1, Change in fair value 15 544 ( 505 505 Governrnent securities—abroad 5, 064 7,884 (93) 7,791 2.2% 3,085 1,185 1,860 412 191 1,058 OlherArgentina 2,844 (49) 2,795 0.8% 2,508 (1) 41 12 102 120 (1) 12 931(1) Reversai of Dividends or lnterest on capital—declared after previous period1 66 Tax effect (268) 166941 166 Chile 1,030 (2) 1,028 0.3% 1 423 11 2 135 273 51 34 378 UnclaimedColornbia dividends and ln lerest on capital Remeasurements 701 of liabililies (30)for post-employmenl 671 benefits 0.2% < l 2 (4) 73 73 2669 1,05973 Total comprehensive incarne ) 14 5 (1, 5, 347 ,4506) (3 93 1,382 4,899 448 United states Remeasuremenls 2,930 (8) 2,922 0.8% 31 920 1,657 19 (5) 2314 2,599 Consolidated net income 4 1 5,414 5,4 448 5,862 otherMex comprehensive ico incarne Tax effect ,506) 1 15 (2) 13 ( 1,382 (393) 1 (515) 13 (515)19 AppropriationsParaguay 30 30 8 3 16 3 10 Legal reservePeru Foreign exchange 7382 (4, 281 1, variation in forei (1) gn investments 6 270 ) (270) 6 7 Statutory reserves 3,784 (3 ,784) Uruguay 327 (1) 326 0.1% 123 11 2 48 32 4 7 61 Corporate Oividends securities Total other 32 ,comprehensive 041 (4, 299)066) 24 (1, ,173 income 30,975 9.0% 9,544 1,205 638 1,997 4,732 (439) (515)(439)12,859 (87) (526) lnterest on ca pital (99 4) (994) (994) BalanceShares at 03/ 31 12021 Total comprehensive 4,754 .2% 1 income 2, 7 ,369 1 021 ,140 953 529) ,44, 655 (590)15 97,148 4,164 (533) 4,164 (1 ,034) ( (8,312)2,733 5,347 11 ,979 2,852152,348 ChangeBankin deposit the period certificates Comprehensive 176 income attributable to the owners 176 374 of 0.1%the parent(302) company 274,219 (1,506) 17 2 17 1,382 58 (393) 2 ,444 49 4,899 3,776 8 866 4 182,642 BalanceRealatestale01 /01 /2022 receivables certificates 353 144, 247 ,57 2, 058 554(16) 90,729 337 (528) 0.1% (2,263) (1,486) 6,010 10 (7,213) 5 322 11 ,022 155 135,576 TransactionsFund quotas with owners Comprehensive 13,884 income attr (141)7) 38 ibutable to non- 13,743controlling 449 4.0% interests (335) 5,208 1,340 2892,501 1144484,694 (1,501) 10,012(1 , Resu Credit lt of delivery righ of ts treaswy shares 9,052 15 2 6 9,052 449 2.6% 517 1,340 2,501 511 4,694 6,916511 1) Amounts that will not be subsequently reclassified to incarne . Recognilion Fixed ofincarneshare-based payment plans 2,658 97(3) 2,658 0.8% 2,658 (397) 2,153(397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Variable incarne 2,174 (141) 2,033 0.6% 2,033 943 Corporate reorganization 2cXIV 3, (882) (882) (882) other Debent3l tures 4,397 (114) .2% 1 4,283 3 40 74 80 174 229 403,723 3,23140 UnclaimedEurobonds dividends and ot and lnterestheron capital 5,539 (189) 1 .5% 5,350 131 965 292 211 1,285 77 772,466 5,44177 TotalFinanc comprehensive ial bills income 1,969 (26) ,444 2 1,943 0.6% 8 1346 120(4) (4 ,281) 179 (60) 5506,743 1,073 289 1,6322,733 Co Fnsohdated inancial bills net income 247 (1) ,7 032 246 0.1% 4 17 1126,743 6,743 113 289 230 othe Otherr comprehensive income 722 11 733,299) ,(4 (4 299) 0.2% 3 13246 129(4) (4,281) 8 (60) 460 458 Appropriations PGBL / VGBL fund quotas 202,892 202,892 58.3% ,648 197 202,892 Legal reserve 350 (350) TotalStatutory reserves 350,019 (2, 103) 347,916 100.0% 16 ,992 ,765 25 6 4,51 221,664 3,872 23,91 3 (4 , 516) 55,710 329,640 %Dividends per ma turity date 63.7% 7.4% 1.1% 6.9% 4.9% 16.0% (301) (301) Totallnteresl on ca 12/31/2021pital 331,452 (1,812) 329,640 100.0% 206,861 2,868 3,469 23,941 43,485(1 ,954) (1 ,954)49,016 (1 ,954) Balance% perat ma 03/31 turity/2022date 15 90, 729 (79) 729 ,217) 509 (2 1, ,902 153, 9 1,9121 3.2% 62.7% 61 ,082 0.9% (1 ,490) 1.1% 7.2% (7 ,273) 144,393 14 .9% Change in the period 449 (3351 ,674) 4 ,)024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). AtThe accompan06/30/2022, ying notes are an integ ITAÚ ral part of these UNIBANCO fi nancial stalements . HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 143 with maturity over 365 days (R$ 160 at 12/31/2021) . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 75

1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. d)Consoli 1 369 , Stockholders ‘ Availabledated Statement forof Chang sale es in securities EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 06/30/2022 12/31/2021 Tax effect Attributed to owners of the parent company (318) (215) Adjustments to fair Other comprehensive incarne Total Total stockhalders ‘ Hedge Cost value (in Fair value % O—30 31—90 91—180 181—365 (60 366)- 720 stockholdersOver (393) 720 days’ Fair value stockh older Note s’ equity) Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent639 controlling securities employment foreign lasses—company interests Governmen t securities—,902% 25 23.8 Brazil 47,312 (2,529) 44,783 61 Adjustments 12 PJ ,091 Hedge 1,064(2l 5,665 45,456 1, 210 Change in fair value benefits investments (581) Financial treasury bills 20 20 19 3,947 Balance at 01 /01 /2021 531) 136 ,593 ,919) (7, 40 734 ,1 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 TransactionsNational with owners treasury bills Tax effect 2,242 (88) 2,154 374 1.1%(302) 61 364 245 786 (571 72 ) 943 505 3,168577 ResuttNational of deli ve treasuryry of treasury shares notes 12 ,072 032 1, Hedge of 38 nel,234investmenl in foreign 15 (1 ,929) operation 36,305 374 19.3%192 5fV 194 276 4,878 ( 566 19, ) 161 33 ,661566 Recognilion of share-based payment plans (494) (494) (494) National treasury / Securitization 100 25 125 0.1% 125 140 (lncrease) / Decrease to lhe owners of lhe parent company 1, 973) Change in fair value 15 544 ( 505 505 Brazilian externai debt bonds 6,716 (537) 6,179 3.3% 506 5,673 4,540 Olher (1) (1) (1) Government Reversai of Dividen secur ds or lnterest on capit ities—abroad al—declared after previous period 25.3 6, 711 % Tax effect 48,328 (436) 47,892 171,39966 6,797 9,823 (268) 2,279 1669414,883 37,135 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73 2 73 Argentina 425 (7) 4 18 0.1% 33 72 116 197 405 Total comprehensive incarne 93,45, (3 (1,) 506) 5 14 347 1,382 4,899 448 Chile Remeasuremenls ,687 19 ,333 ,878 14 19 (191) 10.5% 276 19676 2,300 (5) 529 21,573 15,269 Co nsolidated net income 1 4 5,414 5,4 448 5,862 otherColombia comprehensive incarne 2% ) 1. 172 ,506) 1 2,470 ( 2,298 ( 1,382 (393) (515) 2,297 1,847(515) Appropriations Tax effect 1 United States 7, ) 12 435 ( 7,423 3.9% 2,226 3,155 1,684 358 4,591 Legal reserveMexico Foreign exchange 13 (4, 281 382 1, 7, 291 ,83013 ,750 variation in forei(80)gn investments 7.3% 270285 2,053 4,121 ) (270) 12,389 Statutory reserves 3,784 (3 ,784) Oi Paraguay vidends Total other 3,116comprehensive income 28 3,144 1.7% 317 582 48 115(4,299) 1,750(439) (515) (439) 332 (87) 1,459(526) lnterest onUruguay capi tal 1,174 4) (99 (2) 1,172 0.6% 238 698 110 (994) 126 1,175(994) Balance at 03/31 12021 Total comprehensive income 529) ,369 655 2, 44, 1 ,7 ,140 021 953 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 Corporate Change in the periodsecuri ties Comprehensive 97 ,719 income 95 (2, 10 ,221 ,,613 59, 044 106) 10 391 4 ,642 attributable to the owners 374 of the50.9%parent(302) company 4,219 (1,506)3,747 25,171 1,382 7,039(393) 2 ,444 4,899 3,776 866 79,912 BalanceShar at es 01 /01 /2022 7,579 2, 554 247 144, (1 ,214) 90,729 6,365 (528) 3.4% 576,365,058 (2,263) (1,486) 6,010 (7,213) 11 ,022 155 4,873,576 TransactionsRural product with owners note Comprehensive 18,979 income attributable 66 to non- 19,045controlling 449 interests 10.1%(335) 624 1,482 1,752 3,434 289 1,994 1144489,759 (1,501) 12 (1,753,387) Result of delivery of treaswy shares 15 6 2 449 511 511 Bank deposrt certificates 1) Amounts that will49 not be subsequently reclassified (1) to incarne 48 . 13 23 5 2 2 3 128 Recognilion of share-based payment plans (3 97) (397) (397) (lncrease) Real estale / Decrease receivabl to lhe ownerses certificatesof lhe parenl company 1,580 15 (58) 1,522 0.8% 1,522 (1,501) 1,032(1,501) The accompany ing notes are an integra l part. statements of these financial CorporateFund quotas reorganization of fixed incarne 234 2cXIV , 3 234 0.1% (882)234 (882) 206(882) other t3l 40 40 40 Debentu res 52,143 (825) 51 ,318 27 .3% 2,586 1,152 1,158 1,414 5,421 39,587 46 ,344 Unclaimed dividends and lnterest on capital 77 77 77 Eurobonds and other 5,474 (171) 5,303 2.9% 18 453 525 508 652 3,147 4,765 Total comprehensive income 6 743 ,,444 2 46 (4) (4 ,281) (60) 289 2,733 Co Financial nsohdated net income bills 1,073 (1) 1,072,032 7 0.6% 226 123 6,743669 6,743 54 289 1,097 other comprehensive income (4 ,299) ,(4 299) 46 (4) (4,281) (60) Promissory and commercial notes 8,876 61 8,9373, 581 4.8% 203 618 1,505 1,558 1,472 7,257 Appropriations other 1,732 37 1,769 1 18 0.9% 1 19 1,568 1,457 Legal reserve 350 (350) Total Statutory 111 reserves 19 3,359 (5,071) 188,288 17 ,503% 100.0 162 ,926 27 4,51 ,5046 22,635 11 ,882 18 (4 ,516),335 90,006 Dividends (301) (301) % per maturrty date 14.6% 12.0% 6.3% 9.5% 9.7% 47.8% lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Total 12/31/2 021 165 ,860 (3,357) 162 ,503 100.086 ,465 ,932 024 19 ,12% 12 ,509 11 ,439 20,134 Balance at 03/31 /2022 15 90, 729 (79) (2 1, 144 ,217) 9 ,153, 902 393 ,509 729 1,912 61 ,082 (1 ,490) (7 ,273) Change% perinmaturity the period date 449 (335,674) )1 4 12.0%,024 467.4% (4) 7.0% (4,281) 12.4% (60) 8.0% (161) 53.2% (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 1) ln2) lncludesarderCash flowto reflecthedge and lhehedgecurrent of net investment risk management in foreign operation. strategy in, lhe period ended at 06/30/2022, ITAÚ UNI BANCO HOLDING CONSOLIDA 43 Shares , , TED changed lhe classification of before classified as Trading securities, in lhe amount of R$ and of3) lncludesDebentures, the effects of before the adoption classifiedofCMN Resolution as Held to No. 4,817/20ma (Noteturrty2a). securities, in lhe amount of R$ 1,484 The accompan ying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 76

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. e)Consoli 1 ,369’ Stockholders Held dated Stat toement maturity of Chang es in securities Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value Tax effect Attributed to owners of the parent company (318) (215) of R$ (769) (R$ (783) at 12/31/2021) Hedge referring to the adjustment to fair value of securities reclassified from Other comprehensive Available incarne for sale to Held(60) to maturity. Total (393) Total stockholders ‘ ‘ stockhalders Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital of liabilities of post- adjustments of 30/20 22 Cash flow hedge shares reserves 06 / reserves 5fV (336 earnings) of the parent 639 12/31/2021 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change Cost in fair value % O -30 31—90 91—180 181—365 benefits 366—720investments Over 720 (581 Fa irva ) lue Cost Fa ir value Balance at 01 /01 /2021 531) ,593 ,(7, 919) 1 136 40 734 , 97,148 (907) 2,323 472 ( 6,273days 11 ,113 147,706 Tax effect 245 (571) Transactions Government with owners securities—Braz 897 ,,12 43 59.2 068 570 2% 84 29, il 94,177 374 (302) 52,212 90, 72 505 84,789 577 ResuttNational of delive treasuryry of treasury bills shares 1, 032 Hedge of 4 nel1,380 investmenl in26foreign 15.0% operation 374 192 8,035 23 5fV ,852 9,493 276 39 ,652 ( 566 32 ) ,658 31,548 566 Recognilion National of treasury share-based no payment tes plans 7,873 5.0% (494) 7,873 8,481 (494) 7,516 8,119(494) (lncrease) / Decrease to lhe owners of lhe parent company1, 973) Change in fair value 15 544 ( 505 505 OlherBrazilian externa i debt bonds 44 ,924 28.2% (1) 4,862 5,216 34 ,846 42 ,299 (1) 44 ,396 45,122(1) Reversai Gove rn ofment Dividen ds orsecuritieslnterest on capit—abro al -addeclared after previous1 66 427 65% 423 ,7 1 4.9514 5, ,18 ,18 Tax periodeffect 23 568 2,559 3,418 7,270 4,436 (268) 23,454 166941 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l (4) 73 73 2 73 Chile 4, 498 2 .8% 73 16 4,409 4,498 5,744 5,744 Total comprehensive incarne 93347 ) 5, 14 506) (3 (1, 5 ,4 1,382 4,899 448 Colornbia Remeasuremenls 995 0.6% 78 166 745 19 6 (5) 979 2 925 913 Co nsolidated net income 4 1 5,414 5,4 448 5,862 otherKorea comprehensive incarne 1 ,506) 8,401 5 .3% 417 2,044 1,800 ( 379 3,761 1,382 (393) 8,254 (515) 5,604 5,604(515) Appropriations Tax effect 1 Spain 9,850 6.2% 515 3,548 2,278 3,509 9,696 6,132 6,128 LegalUruguay reserve Foreign exchange 281 1, 382 (4, 21 variation in foreign investments 270 21 ) (270)27 22 34 Statutory reserves 3,784 (3 ,784) CorporateOividends securities Total other 41 comprehensive,118 41 ,8% 9 299) (4, 25. income 157 184 236 1,801 38,740 39(439) (515) (439) 42 ,310 (87) 41 ,618(526) lnterest Real on ca estapital le receivables certificates 3,289 4) (99 2.1% 2 63 3,224 3,152 (994) 3,535 3,368(994) Balance at 03/31 12021 Total comprehensive income ,369 953 7 529) 021 140 ,44, 1 655 ,2, 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Debentures 37 ,475 23.6% 221 1,738 35,516 36,334 38 ,775 38,250 Change in the period Comprehensive income 642 4 , attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Eurobonds and other 4 4 4 Balance at 01 /01 /2022 058 554 247 57 2, ,144, 155 ,576 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions Other with owners Comprehensive 350 income attr 0.2% 7) 38 ibutable to non -controlling 449 157interests (335) 182 11 289 351 114448 (1,501) (1 , Result of delivery of treaswy shares 15 2 6 449 511 511 Total 1) Amounts 159 that,060will not be subsequently 100.0%830 307 5, 16 153 ,145 698 ,144 ,551 ,727 reclassified to568incarne . 2,716 38,139 95,388 Recognilion of share-based payment plans 97) (3 (397) (397) % per rnaturity date 7% 1. 0.4% 3.6% 10.4% 24 .0% 60 .0% (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) To Corporate tal -12/31/2021 reorganization 14507 100. 2cXIV 0, 3%,3,144 729 1, ,591 119 404 15 ,830 41 213 (882) 8,329 (882) (882) other % pe t3lr rnaturity date 0.1% 0.1% 1.2%40 5.7% 10.6% 82 .3% 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income ,444 ,2 743 6 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 032 ,7 6,743 6,743 289 other comprehensive income (4 299) (4 ,,299) 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 6 4,51 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) ,217) 1, 144 ,9 729 ,153, (2 902 509 393 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,674) ,4 )024 1 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 77

ITAÚ UNIBANCO HOLDING S.A. f) Derivative financial instruments Consolidated Statement of Comprehensive lncome ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties(ln millions of reais) to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument atNote 01/01 to 01/01 to a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount03/31/2022 03/31/2021 represents the Consolidated net incomeface value of the underlying instrument. Commodity futures contracts or financial instruments are 7,032 5,862 commitments Financial asseis ai available for saleto buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, 46 (1,506) which are Change in fair value settled in cash. The notional amount represents the quantity of such commodities multiplied by the future (752) (3,137) price on the contract date. Daily cash settlements of price movements are made for all instruments.Tax effect 410 1,369 Forwards (Gains) / lasses transferred – Interest rate forward contracts are agreements to exchange payments on a specified future date, basedto incarne statement 706 477 on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forwardTax effect (318) (215) contracts represent agreements to exchange the currency of one country for the currency of another at an agreedHedge (60) (393) price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financialCash flow hedge 5fV (336) 639 instrument on a future date at an agreed price and are settled in cash.Change in fair value (581) 1,210 Tax effect 245 (571) SwapsHedge of nel investmenl – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or in foreign operation 5fV 276 (1,032) dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shownChange in fair value 544 (1,973) Tax effect (268) 941 under Other in the table below correspond substantially to inflation rate swap contracts. Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Options Remeasuremenls – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or 19 (5) sell a financial2 instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instrumentsTax effect 1 at an agreed price that may Foreign exchange variation in foreign investmentsalso be settled in cash, based on the differential between specific indices.(4,281) 1,382 Total other comprehensive income (4,299) (515) Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt Total comprehensive income 2,733 5,347 issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk toComprehensive income attributable to the owners of the parent company 2,444 4,899 the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedgeComprehensive income attributable to non-controlling interests 289 448 receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced1) Amounts that will not be subsequently reclassified to incarne. in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge forThe accompanying notes are an integral part of these financial statements. up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 5,367 (R$ 4,206 at 12/31/2021) and was basically comprised of cash deposits. Further information on parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 78

506) 1, Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. I -Consoli,369 1 Stockholders ‘ Derivatives dated Statement of Chang Summary es in EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 See below, cosi lhe composition of the Derivative financialTax effect instruments portfolio (asseis and liabiliti es) by type of instrument, staled ai fair value and maturity date. (318) (215) Attributed to owners of the parent06/ company 30/2022 12/31/2021 Other comprehensive incarne Total Total ‘ stockhalders ‘ stockholders Hedge (60) (393) Adjustrnents to fair Note Treasury Capital Revenue Remeasurements Conversion Retained equity- owners equity- non Total Cost value (in incarne/ Fair value % O -30 Available for31sale- 90 91—180 181-365Gains and 366—720 Over 720 days Fairvalue Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent639 controlling stockholders’ equity) securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change in fair value benefits investments (581) Assets Balance at 01 /01 /2021 ,(7, ,40 1 734 531) 136 919) ,593 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Swaps—adjustment receivable Tax effect 17,590 25 ,245 42 ,835 54 .6% 461 1,605 1,409 7,312 245 7,152 (57124,896) 38,013 Transactions Option agree with ownersments 10,992 (41) 10,951 374 14. (302)0% 1,314 1,686 5,133 1,202 674 72 942 505 21 ,230577 Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Forwards 13,659 (23) 13,636 17.3% 12,563 354 366 20 2 331 2,941 Recognilion of share-based payment plans (494) (494) (494) Cr (lnc edilrease) /derivatives Decrease to lhe owners of lhe parent company 1, 973) Change in fair180 value 15 32 212 0.3% 6 4 544 4 ( 198 505 242505 OlherNDF—Non Deliverable Forward 10,034 179 10,213 13.0% (1) 2,930 1,433 1,780 2,550 960 (1) 560 5,943(1) Reversai of Dividends or lnterest on capital—declared after previous 1 66 Tax periodeffect (268) 166941 166 Other derivat ive financia l instruments 182 449 631 1 0.8% 311 11 9 5 33 262 487 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < l (4) 73 73 2 73 Total 17% 100.0 25 ,,579 841 52,637 78,478 5,089 8,703 11,093 8,825 27,189 68,856 Total comprehensive incarne 14 506) 347 5, ,45 93) (3 (1, 1,382 4,899 448 % per m Co nsolidated atu net incomerity date Remeasuremenls 4 1 22.4% 6.5% 1911.1% 14.1% (5) 5,41411 .2% 5,4 234.7% 448 5,862 Totalother comprehensive 12/31/2021 incarne 1 ,506) ,337 100.0 15 8, 26% 831 ,87041 ,857 26,999 68,856 ( 6,161 6,029 1,382 5,628(393) (515) (515) Appropriations Tax effect 1 % per maturity date 22.4% 8.9% 8.8% 8.2% 12.8% 38.9% Legal reserve Foreign exchange (4, 281 1, 382 variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) Total other comprehensive (4, 299) income 06/30/2022 (515) 12/31/2021 Oividends (439) (439) (87) (526) lnterest on ca pital Adjustrnents 4) (99 to fair (994) (994) Balance at 03/31 12021 Total comprehensive income 2, ,369 021 140 15 97,148 (533) 44,953 (1,034) (1,529) 7,655 (8,312) 2 ,733 5,347 11 ,979 152,348 Cost value (in incarne/ Fair value % O -30 31—90 91—180 181-365 366—720 Over 720 days Fairvalue Change in the period Comprehensive income stockholders’ 4 ,642 attr iequity) butable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 247 ,576 058 155 144, 2, 57 ,554 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Liabilities Comprehensive income attributable to non-controlling interests 289 448 Transactions with owners 38 7) 449 (335) 114 (1,501) (1 , Swaps Result of—de ad liveryjustment of treaswy payab sharesle 1) Amounts that(17,361)will not be subsequently 15 555) (5, (18,513) 473) (6, 2 6 reclassified to (35,916) incarne. 449 47 .7% (581) (1 ,012) (1 ,143) 511 (21 ,194) (34,646)511 Option Recognilion agree of smentshare-based payment plans (15,762)(470)(1 (1, 6,232) ,641) 237) (5, (1 617) 21 (3 .797%) (2,18 1) (4,644) (912) (397) (23,312)(397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Forwards (12,328) (13)2,341) (1 16.4% (12,338) (2) (1) (762) Corporate reorganization 2cXIV , 3 (882) (882) (882) Credi3l derivatives (347) (156) (503) 0.7% (5) (6) (8) (484) (198) other t l 40 40 40 Unclaimed NDF—Non dividends Deliverable and lnterest Forwa on capitalrd (10,013) 137 (9, 876) 13.2% (2,648) (1 ,683) (2 ,074) (2 ,251) 77(767) 77 (453) (4,896) 77 TotalOthercomprehensivederivative income financial instrurnents (174) (45) ,2 ,444 743 6 (219) 0.3% (29) 46 (5) (4) (26)(4,281) (66)(60) (1) (92) 289 (155)2,733 TotalCo nsohdated net income (55 ,985) (19,102) (75, ,032 7 100.0 (7, (63, (9, % 867) 201) 034) (8, 087)969) (8, 344) (17,777) 6,743 6,743(23,864) 289 other comprehensive income 299) ,299) (4 ,(4 46 (4) (4,281) (60) % per maturity date 10 9% . 23 .7% 9.8% 11 .8% 12.0% 31 .8% Appropriations TotalLegal reserve12/31/2021 (41,664) (22,305) (63, 969) ,367) ) 108) 679% 642) 066) 100.0 107 (7, (8, (24 (7, (9, 350(7, (350) ) %Statutory per rnaturity reserves date 4,51 6 .6% 13 11 .1% 11 .0% 14.2% 11 ..9% (4 ,516) 38.2% Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 509 393 ,9 ,144 1, (2 153, 729 ,217) 902 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3354 ,1 )024 ,674) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. The 2) lncludes result Cash flow hedge ofandderivative hedge of net investment financial in foreign operation. instruments in the period totaled R$ (1,712) (R$ 1,767 from 01/01 to 06/30/2021) . 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). In The accompan ITAÚ ying UNIBANCO notes are an integral part of these HOLDING, fi nancial stalements . market values related to Swap contract positions, involving Interest, in asset position, totaled R$ 0 (R$ 274 at 12/31/2021) with maturity from 31 to 180 days. The market values related to Swap contract positions, involving Foreign currency, in liability position, totaled R$ 423 (R$ 367 at 12/31/2021) with maturity from 31 to 180 days. The market values related to Options contract positions, involving Shares, in liability position, totaled R$ 2 (R$ 0 at 12/31/2021) with maturity over 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 79

ITAÚ UNIBANCO HOLDING S.A. II—Derivatives by index and risk factor Consolidated Statement of Comprehensive lncome (ln millions of reais) Balance sheet account Adjustment to fair Off-balance sheet / Notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders’ equity) 06/30/2022 12/31/2021 06/30/2022 06/30/2022 06/30/2022 12/31/2021 Future contracts 899,568 857,781 01/01 to 01/01 to Purchase commitments 272,640 470,895 Note Shares 7,930 14,627 03/31/2022 03/31/2021 Commodities 858 703 lnterest 245,059 429,862 Consolidated net incomeForeign currency 18,793 25,703 7,032 5,862 Commitments to sell 626,928 386,886 Financial asseis ai available for saleShares 11,243 14,181 46 (1,506) Commodities 2,679 3,308 Changelnterest in fair value 586,662 342,575 (752) (3,137) Foreign currency 26,344 26,822 Swap contractsTax effect 229 6,690 410 6,919 1,3693,367 Asset position 1,262,000 1,338,457 17,590 25,245 42,835 38,013 Commodities 81 2 2 2 (Gains) / lasses transferred to incarne statement 706 477 lnterest 1,213,949 1,318,082 15,603 24,226 39,829 34,173 Tax effectForeign currency 47,970 20,373 1,985 1,019 (318) 3,004 (215)3,840 Liability position 1,262,000 1,338,457 (17,361) (18,555) (35,916) (34,646) Shares 1,007 497 (57) 9 (48) (40) HedgeCommodities 217 130 (60) (393)(1) lnterest 1,199,752 1,309,778 (16,072) (17,375) (33,447) (32,708) Cash flow hedgeForeign currency 61 ,024 28,052 (1,232)5fV (1 ,189) (336) (2,421) (1,897)639 Option contracts 938,461 1,627,399 (4,770) (511) (5,281) (2,082) Purchase commitments—Change in fair valuelong position 127,327 147,475 6,841 (2,263) (581) 4,578 1,21019,455 Shares 12,782 11,907 591 108 699 1,656 CommoditiesTax effect 971 471 65 26 245 91 (57140) lnterest 39,651 65,782 29 99 128 208 HedgeForeign currencyof nel investmenl in foreign operation 73,923 69,315 6,1565fV (2,496) 276 3,660 (1,032)17,551 Commitments to sell—long position 339,906 668,380 4,151 2,222 6,373 1,775 Shares 22,943 18,928 1,116 1,606 2,722 1,217 Change in fair value 544 (1,973) Commodities 507 306 96 (2) 94 6 lnterest 249,274 582,086 50 (44) 6 6 Foreign Tax effect currency 67,182 67,060 2,889 662 (268) 3,551 941546 Purchase commitments—short position 1 88,574 83,334 (7,603) 1,939 (5,664) (21,141) RemeasurementsShares of liabililies for post-employmenl benefits < l 13,393 14,045 (372) (71) (4) (443) (1,534)2 Commodities 748 274 (36) 7 (29) (9) Remeasuremenlslnterest 5,447 6,884 (13)19 (867) (5) (880) (880)2 Foreign currency 68,986 62,131 (7,182) 2,870 (4,312) (18,718) CommitmentsTax effectto sell—short position 382,654 728,210 (8,159) (2,409) 1 (10,568) (2,171) Shares 20,417 16,545 (699) (1 ,362) (2,061) (1,016) Foreign exchange variationCommodities in foreign investments 620 266 (100) (4) (4,281) (104) 1,382(8) lnterest 286,819 642,475 (97) 55 (42) (16) Total other comprehensive incomeForeign currency 74,798 68,924 (7,263) (1,098) (4,299) (8,361) (515)(1,131) Forward operations 29,223 26,129 1,331 (36) 1,295 2,179 Purchases receivable 7,298 1,016 7,298 (24) 7,274 989 Total comprehensive income 2,733 5,347 Shares 909 948 909 (36) 873 921 lnterest 6,389 68 6,389 12 6,401 68 Purchases payable obligationsComprehensive income attributable to the owners of the parent company (6,389) 2,444 (6,389) 4,899(68) Comprehensive income attributable to non-controlling interestslnterest (6,389) 289 (6,389) 448(68) Sales receivable 983 20,765 6,361 6,362 1,952 Shares 94 1,258 91 91 1,243 1) Amounts that will not be subsequently reclassified to incarne.lnterest 331 6,270 6,270 694 Foreign currency 558 19,507 1 1 15 The accompanying notes are an integral part of these financial statements.Sales deliverable obligations 20,942 4,348 (5,939) (13) (5,952) (694) lnterest 5,939 694 (5,939) (10) (5,949) (694) Foreign currency 15,003 3,654 (3) (3) Credit derivatives 24,090 21,556 (167) (124) (291) 44 Asset position 9,385 13,414 180 32 212 242 Shares 1,012 1,784 27 29 64 Commodities 18 lnterest 8,373 11,612 153 30 183 178 Liability position 14,705 8,142 (347) (156) (503) (198) Shares 2,913 1,865 (42) (68) (110) (46) lnterest 11,792 6,277 (305) (88) (393) (152) NDF—Non Deliverable Forward 298,950 278,531 21 316 337 1,047 Asset position 146,210 144,123 10,034 179 10,213 5,943 Shares 5 Commodities 2,253 2,489 537 (78) 459 477 Foreign currency 143,957 141,629 9,497 257 9,754 5,466 Liability position 152,740 134,408 (10,013) 137 (9,876) (4,896) Commodities 1,456 1,104 (771) 14 (757) (47) Foreign currency 151 ,284 133,304 (9,242) 123 (9,119) (4,849) Other derivative financial instruments 6,510 6,217 8 404 412 332 Asset position 5,904 5,256 182 449 631 487 Shares 685 202 42 42 Commodities 15 1 1 lnterest 5,204 4,993 182 84 266 194 Foreign currency 61 322 322 285 Liability position 606 961 (174) (45) (219) (155) Shares 276 576 (4) (26) (30) (20) Commodities 13 (4) (4) lnterest 304 376 (170) (8) (178) (134) Foreign currency 13 9 (7) (7) (1) Asset 52,637 25,841 78,478 68,856 Liability (55,985) (19,102) (75,087) (63,969) Total (3,348! 6,739 3,391 4,887 Derivatives contracts mature as follows !in da:z’.S! Off-balance sheet / notional amount O -30 31 -180 181 -365 Over 365 da:z’.S 06/30/2022 12/31/2021 Future contracts 229,309 263,753 270,275 136,231 899,568 857,781 Swap contracts 31 ,273 116,095 335,914 778,718 1,262,000 1,338,457 Option contracts 515,735 308,491 81 ,337 32,898 938,461 1,627,399 Forwards 12,555 15,065 1,269 334 29,223 26,129 Credit derivatives 7,697 1,688 14,705 24,090 21 ,556 NDF—Non Deliverable Forward 98,230 113,225 59,103 28,392 298,950 278,531 Other derivative financial instruments 219 390 652 5,249 6,510 6,217 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 80

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. III -Consoli 1 369 , Stockholders ‘ Derivativesdated Statement of Chang byes in notional Equity amountTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 See below , , instrument amounts the composition of theTaxDerivative effect financial instruments portfolio by type of Attributed stated to owners of at thetheir parent company notional per trading (318) location (organized (215) or over -the- counter market) and counterpart ies. Other comprehensive incarne Total Total stockholders stockhalders ‘ ‘ Hedge (60) (393) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital 06/30/2022 of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change in fair value benefits investments (581) Balance at 01 /01 /2021 734 ,40 Future 97,148 Option (907) 2,323 472 Credit (1 ,531) NDF 6,273—Non (7, Deliverable 919) 136 Other,593 derivative 11 ,113 147,706 Transactions with owners Taxcontracts effect Swap contracts contracts 374 (302) Forwards derivatives Forward 245 financial (571 72 ) instruments 505 577 Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Recognilion of share-based payment plans (494) (494) (494) Stock(lncrease) / Decrease exchange to lhe owners of lhe parent company973) 1, Change in fair899,568 value 15 795,319 832,606 16,565 7,858 54454,174 ( 505 505 Olher (1) (1) (1) Tax effect (268) 941 Reversai Over of-Di theviden -ds orcounter lnterest on capit market al—declared after previous period 466,681 105,855 112,658 66 16,232 244,776 166 6,510 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l (4) 73 73 2 73 Financial institutions 348 ,562 65 ,357 12,327 16,232 110 ,298 4,937 Total comprehensive incarne 14 506) 5, ) 935 (3 347 (1, ,4 1,382 4,899 448 CoCompanies nsolidated net income Remeasuremenls 4 1 1, 572 111 ,855 39 ,721 331 19 (5)133 5,414,621 5,4 2 448 5,862 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Individuais Tax effect 6,264 777 1 857 Legal reserve Foreign exchange (4, 1, 281 382 variation in foreign investments 270 ) (270) TotalStatutory reserves 899,568 1,262,000 938,461 3,78429,223 24,090 298,950 (3 ,784) 6,510 Oividends Total other comprehensive 299) (4, income (439) (515) (439) (87) (526) Totallnterest on ca 12/31/2021pital Total comprehensive 857,781 (99 4) income 1,338,457 1,627,399 26,129 21,556 2,733278,531 (994) 5,347 6,217 (994) Balance at 03/31 120212, 655 ,369 953 529) 021 140 ,44, 1 ,7 15 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 Change in the period Comprehensive income ,4 642 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 155 247 2, 144, ,058 ,576 554 57 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 IV -Transactions Credit with owners derivatives Comprehensive income attr 7) 38 ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , Result of delivery of treaswy shares 15 2 6 449 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans 97(3) (397) (397) See(lncrease) below / Decrease lhe to l compositionhe owners of lhe parenl of company lhe CredilThe accompany derivalivesing portfolio notes are slaledan i 15 ntegra ai lheir l part. statements . Equity nolional of these financial amounls , and lhe ir effecl on lhe calculalion of Required Reference (1,501) (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 06/30/2022 12/31/2021 77 77 77 Total comprehensive income 2 743 ,6 ,444 46 (4) (4 ,281) (60) 289 2,733 Notional amount of credit Notional amount of credit Co nsohdated net income Notional amount of 032 ,7 Notional amount of 6,743 6,743 289 credit protection sold protection purchased with Net position protection purchased with Net position other comprehensive income identical underlying amount (4 (4 ,299) 299) , credit 46 protection sold (4) identical(4,281) underlying (60) amount Appropriations Legal reserve CDS (12,495) 4,659 837 728 ) 836 ) ) (7, 350 (9, (350) 6, 109 (3, Statutory reserves 6 4,51 (4 ,516) TRS (6 ,936 ) 936 610 610 ) ) ) (6, (5, (5, (301) Dividends (301) lnteresl on ca pital Total (19,431) 4,659 (14,772) (15,447) (1 ,954) 6,109 (1 ,954) (9,338) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) (2 509 144 ,9 ,729 902 153, ,217) 1, 393 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,1)024 ,674) 4 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. The 3) lncludes the effects of of the adoptionthe ofCMN risk Resolution received No. 4,817/20 on(Note 2a).the reference equity (Note 21c) was R$ 100 (R$ 135 at 12/31/2021) . The accompan ying notes are an integral part of these fi nancial stalements. During the period, there were no credit events relating to the taxable events provided for in the agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 81

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. V -Consoli ,369 1 ‘ Stockholders Hedge dated Statement accountingof Changes in EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transferred to incarne statement 706 477 1) Cash flow—lhe purpose of this hedgeTax effectof ITAÚ UNIBANCO HOLDING CONSOLI DATED is to hedge cash fl Attributed ows of int to ownerseres oftthereceiptparent company and payment (CDB / Syndicated loans /(318) Asseis tr(215 ansa)ctions / Funding and Agreements ) ll to rese and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable Other comprehensive interest rate risk (COI / incarne LIBOR / UF* / TPM* / Selic) andTotal Totalforeign exchange Hedge (60) stockholders (393)’ stockhalders ‘ rate risk, making es . er , lhe cash flow constant (fixed rate) and regardless of lhe variations of DI CETIP Ov LIBOR, UF*, TPM*, Selic and foreign exchange rat *UF—Chilean Unit of Account / TPM Monetary Policy Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Rate. Cash flow hedge shares reserves reserves 5fV (336 earnings ) of the parent639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 210 1, Change in fair value benefits investments (581) 20 22 06/30/ Balance at 01 /01 /2021 40 ,919) 1 ,593 734 ,(7, 531) 136 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Tax effect Hedge item 245 Hedge (571 instrum ) ents Transactions with owners 374 (302) 72 505 577 Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation Boo374 k value 192 5fV 276 ( 566 V ) ariation in the 566 Strategies Variation in the amounts Recognilion of share-based payment plans (494) (494) (494) Cash flow hedge amounts used to (lncrease) / Decrease to lhe owners of lhe parent company1, 973) Change in fair value 15 recognized in N544otional amount ( 505 505 Olher (1) reserve (1) calculate hedge (1) Assets Liabili ties Stockholders’ equity 111 Reversai of Dividends or lnterest on capital—declared after previous period1 66 Tax effect (268) 166941ineffectiveness 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73 2 73 lnterest rate risk Total comprehensive incarne 14 506) ,45 (1, 347 (3 93) 5, 1,382 4,899 448 Hedge Consolidated of netdepos incomeits and securities purchasedRemeasuremenls u1 4 nder agreements to resell 95,510 1,806 19 1,806 (5) 5,414 95,066 5,4 2 448 1,8065,862 Hedge other comprehensive of asseis incarn transac e tions 1 ,506) 6, 650 ( (519) 1,382 (519)(393) 6,133 (515) (519 (515) ) Appropriations Tax effect 1 Hedge of asset-backed securities under repurchase (2, 20 2) 422) ,1 43 (2,42 ,2 agreements 45 11 (2,422) Hedge Legal reserve of asseis denom inated in UF Foreign exchange 281 1, (4, 382 variation in foreign investments 13,836 270 (272) (272) ) (270) 14,108 (272) Statutory reserves 3,784 (3 ,784) Hedge Oividends of funding Total other comprehensive income 4,763 125 125(4,299) (439) 4,888 (515)(439) (87) 125(526) Hedge lnterest on of capi loantal operations 4) (99 28 (1) (1) (994) 28 (994) (1) Balance at 03/31 12021 Total comprehensive income ,,369 529) ,7 1 953 140 44, 2, 655 021 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 Foreign exchange risk Change in the period Comprehensive income 4 642 , attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,8993,776 866 Hedge of highly probable forecast transactions 68 (34) 63 72 (34) Balance at 01 /01 /2022 554 ,144, ,576 155 2, 57 247 058 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions Hedge of with ownersfunding Comprehensive income attr 7) 38 ibutable to non-controlling 449 interests (335) 232 (1) (1) 289 232 114448 (1,501) (1 ,(1) Tota Result lof delivery of treaswy shares 15 2 6 63 ,6 (1,2 1 34 21) 65 449 100 ,573 (1,318) ,738 511 (1 ,318 511 ) 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl companyThe accompany ing notes are an i 15 ntegra l partstatements . 21 20 of these financial 12/31/ (1,501) (1,501) Corporate reorganization 2cXIV , 3 (882)Hedge item Hedge (882)instrum ents (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Book value Variation in the Total comprehensive income Strateg ies 2 743 ,444 6 , Variation in the am 46 ounts (4) (4 ,281) (60) 289 2,733 Cash flow hedge amounts used to Consohdated net income ,7 032 recognized in Notional6,743 amo unt 6,743 289 ,(4 299) reserve calculate hedge other comprehensive income (4 ,299) Stockholders’ 46 equity (4) (4,281) (60) Assets Lia bilities 11> Appropriations ineffectiveness Legal reserve 350 (350) lnte Statutory reserves rest rate risk 6 4,51 (4 ,516) HedgeDividendsof deposits and securities purchased under agreeme nts to resell 38 ,445 1,064 1,064 38,080 (301) 1,072(301) Hedgelnteresl onofca assetspital transactions 8,621 409 ) (409) (409) (1 ,954) 8,213(1,954) ((1 ,954) BalanceHedgeatof03/ ass 31et- /2022backed securities under repurchase agreements 15 90, 729 40,5 (79)26 9 ,153, 902 ,729 ,217) 393 509 (2 1, 144 1,912) 98 86) (1,6 61 ,082 (1,68(1 6),490) (7 ,273) 39,962 (1,6 Change in the period 449 (3354 ,674) ,1 024 ) 46 (4) (4,281) (60) (161) (1,513) (1)Hedgelncludes the of sha ass re in et 0ther s den Comprehensiveominated in UF lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 14,558 (127) (127) 14,683 (1 27) 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. Hedge of funding 5,749 30 30 5,779 30 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). TheHedgeaccompan ofyi lngoa nnotesoperat are an integ ionsral part of these fi nancial stalements. 131 131 Foreign exchange risk Hedge of highly probable forecast t ransactions 3,508 1 85 653 3,508 185 Total 67,3 44 44, 194 5) 47 (943) ( 110,356 (946) 1) Recorded under heading Other comprehensive income. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 82

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Consoli ,369 1 Stockholders ‘ dated Statement of Chang es in Equity Tax effect 06/30/2022 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Book value < 1> Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total Amount stockholders stockhalders ‘ ‘ Hedge Var iation in the Variation in value (60Hedge ) (393) Note Remeasurements Conversion equity—owners reclassified equity—non from Total Hedge instruments Treasury Capital Revenueamounts used to recognized in ineffectiveness Retained Capital Available for sale Gains and Cash flow Notional hedge amount of liabilities of post- 5fVadjustments of (336) of the parent 639 Cash controlling flow hedge shares reserves reserves securities lasses—earnings calculate hedge empl oymentStockholders’ foreign 2 recognized incompany interests Adjustments PJ benefits investments Hedge ( l reserve into 210 1, Change in fair value Assets Liabilities equity < 2> (581) ineffectiveness income Balance at 01 /01 /2021 1 ,40 (7, 136 ,,593 734 531) 919) 97,148 (907) 2,323 472 ( 6,273 income11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Recognilion of share-based payment plans (494) (494) (494) lnterest rate risk 973) 1, Change in fair value 544 ( (lncrease) / Decrease to lhe owners of lhe parent company 15 505 505 OlherFutures 1 44 ,410 104 97 (1) (1 ,136) (1 ,136) (1) (1) Reversai of Dividends or lnterest on capital—declared after previous66 1 Tax periodeffect (268) 166941 166 Forw ard 1) 15 ,(27 692 76 1 957 (271) Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < l (4) 73 73 2 73 TSw otal comprehensive aps incarne (1, 5 347 14 5, 506) ,4 4 12 3 ,332 148 1,382 124 (393) 4,899 448 Co nsolidated net income Remeasuremenls 1 4 19 (5) 5,414 5,4 2 448 5,862 Foreign exchange risk <4> other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Futures Tax effect 61 61 (33) (33) 1 378 Legal reserve Foreign exchange 1, 382 281 (4, variation in foreign investments 270 ) (270) ForwStatutory a reserves rd 11 3,784 (1) (1) (3 ,784) Oividends Total other comprehensive income (4,299) (439) (515) (439) (87) (526) Swaps 232 8 (1) (1) lnterest on ca pital (99 4) (994) (994) Balance at 03/31 12021 Total comprehensive income 529) 7 140 655 ,369 ,1 , 15 97,148 (533) 2,021 44,953 (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Total 163,738 397 1,056 (1 ,318) (1,318) 378 Change in the period Comprehensive income ,4 642 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 058 155 144, ,,576 57 2, 554 247 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 7) 38 ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , Result of delivery of treaswy shares 1) Amounts that will not be subsequently 15 2 6 reclassified to incarne. 449 12/31/2021 511 511 Recognilion of share-based payment plans (3) 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part of these financial statements 1 . (1,501) (1,501) Corporate reorganization 2cXIV 3, Book value <> (882) (882) (882) 3 Amount other t l Var 40 iation in the Variation in value Hedge 40 40 Unclaimed dividends Hedge and lnterest instruments on capital amounts used to recognized in ineffectiveness 77 77reclassified from 77 Total comprehensive income Notional amount ,743 6 46 (4) (4 ,281) (60) 2,444Cash flow 289 hedge 2,733 Co nsohdated net income 7 ,032 calculate hedge Stockholders’ recognized 6,743 in 6,743 reserve 289 into other comprehensive income Assets (4 ,299) Liabilities 46 (4) (4,28 21) (60) (4,299) ineffectiveness equity <> income Appropriations income Legal reserve 350 (350) Statutory reserves 6 4,51 (4 ,516) lnterestDividends rate risk (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance Futures at 03/31 /2022 86,255 15 90, 729 58 (79) 509 1, 729 (2 ,217) 9 , 1,9126) (1 24 61,082 (1 ,035) (1,490) (1 ,031) (7, 273) (4)144,393 153,902 Change in the period 449 (335,1 ,674) )024 4 46 (4) (4,281) (60) (161) (1,513) (1)Forwardlncludes the sha re in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai 16 lab ,le830for sale securities. 118 1 8) 593 (118) (1 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3)Sw lncludes ap theseffects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 3,763 19 22 21 4 The accompan ying exchange notes are an integral part of these financial stalements. Foreign risk < > Futures 3 ,480 252 1 85 185 Forw ard 28 Total 110,356 447 617 (946) (943) (3) (16) 1) Recorded under heading Derivative financ ial instruments . 2) Recorded under heading Other comp rehens ive income. 3) DI Futures nego tiated on 83 and inter est rate swap negot iated on Chicago Mercant ile Excha nge . 4) DDI Futures contracts and Dollar Purchase Options negotia ted on 83 . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 83

506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. The gains orConsoli 369 ,1 ‘ Stockholders dated Statement of losses Changes in related Equity to theTax effectaccounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects 410 to recognize in results in the following (ln millions ot reais) 12 months, totaling R$ 799 (R$ 378 at(Gains) / lasses transferred12/31/2021) to incarne statement . 706 477 Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total li) Market ristockholders ‘ ‘ stockhalders sk—The hedging strategi Hedge es against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to va (60) riation in market (393) risk, in interest receipts, which are attributable to changes in interest ratesNote relating to recognized Treasury asseis Capital and liabRe ilities.venue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings ) of the parent639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change in fair value benefits investments (581) 06/30/2022 Balance at 01 /01 /2021 ,593 ,136 531) 40 734 919) ,(7, 1 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Hedge item Hedge instruments Resutt of delive ry of treasury shares 032 1, Hedge of nel investmenl in foreign15 operation 374 192 5fV 276 (566) 566 Recognilion of share-based payment plans (494) (494) (494) (lnc ase) / Decrease to lhe owners of l 973) 1, Change in fair value Book value Fair value 544 ( 505 re he parent company 15 Va riation in the 505 Olher Strategies __________________________ (1) Variation in v alue (1) (1) Reversai of Dividends or lnterest on capital—declared after previous period1 66Tax effect recognized in No(26 tio8)nal amount 166941amounts used to 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73calc 2 ulate hedge 73 Total comprehensive incarne ) 506) (1, 93(3 14 ,45 income (1l1,382 4,899 448 5,347 Remeasuremenls Assets Liabilities Assets Liabiliti es 19 (5) in 2 effectiveness Consolidated net income 4 1 5,414 5,4 448 5,862 other comprehensive incarne 1 ,506) ( 1,382 (393) (515) (515) Appropriations Tax effect 1 lnterest rate risk Legal reserve Foreign exchange 281 382 1, (4, variation in foreign investments 270 ) (270) Hedge Statutory reserves of loan operations ) 169 11 ,644 11,475 3,784 ( (3 ,784) 11,644 167 Oividends Total other comprehensive (4, 299) income (439) (515)(439) (87) (526) Hedge lnterest on ca ofpital funding 16,329 15,813 516 (994) 16,329 (994) (513 (994) ) Balance at 03/31 12021 Total comprehensive income 655 2, 1 021 7 ,369 ,,44, 953 140 529) 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 ChangeHedge in the ofperiodavailable for sale securities Comprehensive income ,487 15 ,4 642 attributable to the owners 374 of the parent (302)14,466 company 4,219 (1,506) 2 (1,021) 1,382 (393) 2 ,444 14,733 4,8993,776 866 1,01 2 Balance at 01 /01 /2022 57 144, 554 ,576 155 058 ,247 2, 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Hedge of other financial asseis Comprehensive income 31 attr ) 15 ,079ibutable to non-controlling interests 30,264 (8 289 30,569 448 820 Transactions with owners 38 7) 449 (335) 114 (1,501) (1, TotalResult of delivery of treaswy shares 58 15 ,210 ,205 81 48 ,329 9) ,15 16 ,275 56 73 449 62 3 (1 , 511 1,486511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans ) 97(3 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl companyThe accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Corporate reorganization 2cXIV , 3 (882) (882) (882) other t3l 40 12/31/2021 40 40 Unclaimed dividends and lnterest on capital Hedge item He 77 dge instruments 77 77 Total comprehensive income ,2 6 ,444 743 46 (4) (4 ,281) (60) 289 2,733 Consohdated net income ,7 032 6,743 6,743 289 other comprehensive income Book value (4 299) ,299) (4 , Fair value 46 (4) (4,281) (60) Appropriations Strategies __________________________ Variation in value Variation in the Legal reserve 350 (350) amounts used to Statutory reserves 6 4,51 recognized in Notional a (4 ,516)mount calculate hedge Dividends income 111 (301) (301) lnteresl on ca pital Assets Liabilities Assets Liabilities (1 ,954) (1 ,954)ineffectiveness(1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 729 902 ,217) 1, 509 (2 ,144 ,9 393 153, 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,4 024 ),674) 1 46 (4) (4,281) (60) (161) (1,513) (1) lnterest lncludes the share rate in 0therrisk Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Hedge of loan operat ions 8,890 8,917 27 8,890 (28) The accompanying notes are an integral part of these fi nancial stalements. Hedge of funding 11 ,051 10,661 390 11,051 (388) Hedge of available for sale securities 12 ,688 12,084 (604) 13,545 599 Hedge of other financial asseis 19 551 19,121 , (430) 19,437 422 Total 41 ,129 11,051 40,122 10,661 (617) 52,923 605 1) Recorded under heading results from Securities and derivative financial instruments. At 12/31/2021, the amount of R$ 23,506 was reversed from the hedge relationship, which effective portion is R$ 679, with no effect on the result because it is a market risk hedge of Available for sale securities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 84

506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Consoli 369 1 , Stockholders ‘ dated Statement of Chang es in Equity Tax effect 06/30/2022 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Book value (1l Tax effect Variation in the amounts (318) (215) Hedge instruments Attributed to owners of the parent company Hedge ineffectiveness Notional amount Other comprehensive used to incarne calculate hedge Total Total stockholders stockhalders ‘ ‘ Hedge (60) recognized (393) in income Note Assets Liabilities Remeasurements Conversion equity—owners equity—non Total Treasury Capital Revenue ineffectiveness Retained Capital Available for sale Gains and Cash flow hedge of liabilities of post- 5fVadjustments of (336) of the parent 639 controlling shares reserves reserves securities lasses—earnings employment foreign 2 company interests Adjustments PJ benefits investments Hedge ( l lnterest rate risk 1, 210 Change in fair value (581) Balance at 01 /01 /2021 136 1 ,593 919) (7, ,531) 40 734 , 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Swaps 37,884 1,112 903 (20) (8) Resutt of delive ry of treasury shares 032 1, Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 OtheRecognilion r of Der shareivatives -based payment plans 219 2, 2 ,214 (494) 1,729 (494) (494) (lncrease) / Decrease to lhe owners of lhe parent company973) 1, Change in fair value 15 544 ( 505 505 Olher (1) (1) (1) Reversai Futur of Di esvidends or lnterest on capital—declared after previous1 66 Tax periodeffect 33, 177 63 (268) (223) 166941 1665 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l (4) 73 73 2 73 Total 73,275 1,112 3,185 1,486 (3) Total comprehensive incarne 347 5, ) 5 506) (1, 14 93,4(3 1,382 4,899 448 Co nsolidated net income Remeasuremenls 4 1 19 (5) 5,414 5,4 2 448 5,862 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Tax effect 1 Legal reserve Foreign exchange (4, 281 382 1, variation in foreign investments 270 12/31/2021 ) (270) Statutory reserves 3,784 (3 ,784) 1 Oividends Total other comprehensive 299) (4, income Book value( l (439) (515) (439) (87) (526) lnterest on ca pital Variation in the amounts (994) (994) (994) Hedge instruments Hedge ineffectiveness Balance at 03/31 12021 Total comprehensive income 953 021 7 ,1 44, 2, ,655 ,369 529) 140 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Notional amount used to calculate hedge Change in the period Comprehensive income 642 ,4 attributable to the owners Assets374 of the parent (302) company Liabilities 4,219 (1,506) 2 ineffectiveness 1,382 (393) 2 , 444 recognized 4,899 3,776 in866income Balance at 01 /01 /2022 57 058 ,576 554 ,247 2, 144, 155 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , lnterestResult of delivery of rate treaswy risk shares 15 6 2 449 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans (3) 97 (397) (397) Swaps(lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part24,056(350) of these financial statements 108 . 551 (1,501) (1,501) (4) Corporate reorganization 2cXIV , 3 (882) (882) (882) other t3l 40 40 40 Unclaimed Othe dividends r Der andivatives lnterest on capital 4,839 4,729 1,483 77 77 77 TotalFutur comprehensive es income 24,028 743 2 ,444 ,6 ) 528 46 5 (4) (4 ,281) (60) ( 289 (8)2,733 Co nsohdated net income 032 7 , 6,743 6,743 289 other comprehensive income 299) ,(4 (4 ,299) 46 (4) (4,281) (60) Total 52,923 108 5,285 605 (12) Appropriations 1)LegalRecordedreserve under head ing Der ivative financ ial instruments. 350 (350) Statutory reserves 6 4,51 (4 ,516) Dividends (301) (301) Tolnteresl protect on ca pital against market risk variat ion upon receipt and payment of interest, ITAÚ UNI BANCO HOLD ING CONSO LI DATED (1 ,954) uses (1,954) interest rate swap (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 1, 144 ,9 ,393 153, 729 ,217) 902 509 (2 1,912 61 ,082 (1 ,490) (7 ,273) contracts. Change in the period Hedge items refer to prefixed assets and liabi lities denominated 449 in(3354 ,674) 024 )1 , Chilean Unit of Account46—(4)UF, fixed(4,281) rate and (60) denominated (161) in Euros (1,513) and (US 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. do 2) lncludes llars Cash flow, issued hedge and hedge byof net subs investment idi in foreignaroperation. ies in Chile, London and Colombia , respectively. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. Rece ipts (payments) of interest flows are expected to occur and will affect the statement of incarne in month ly per iods. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 85

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. ,369 1 Tax effect 410 Consoli Ili) Hedge dated Stat ementof netof Chang investment es in Stockholders in’ Equityforeign operations—ITAÚ UNIBANCO HOLDI NG CONSO LIDATED’s strategy for net investments in foreign operations consist of a hedge of the exposure in fo (ln millionsreignotcurrenc reais) y arising from lhe functional (Gains) / lasses transf currency of foerredreign tooperatincarne ions, c statement ompared to lhe functional currency of lhe head office. 706 477 Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total stockhalders ‘ Hedge 06/30/2022 (60) stockholders (393)’ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves Hedge reserves item 5fV (336 earnings ) Hedgeof the parent instruments 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 210 1, Change in fair value benefits investments (581) Book value Balance at 01 /01 /2021 (7, 734 136 919) ,593 40 ,1 531) , 97,148 (907) 2,323 472 ( 6,273 Variat 11 ,113ion in the147,706 Transactions with owners Strategies Tax effect 374 (302) 245 (571 72 ) 505 577 Variation in value Foreign currency amounts used to Resutt of delive ry of treasury shares Hedge of nel investmenl in foreign 15 operation 374 192 recognized in 5fV Notional 276 amoun (1, t 032 566 ) 566 Recognilion of share-based payment plans (494) conversion reserve (494) calculate hedge (494) ‘ Stockholders 1, 973) equityl1> 544 ( (lncrease) / Decrease to lhe owners of lhe parent company Change in fair value 15 Assets Liabilities ineffect 505iveness 505 Olher (1) (1) (1) Reversai of Dividends or lnterest on capital—declared after previous period1 66 Tax effect (268) 166941 166 Unclaimed di Foreignvidends and ln exchange lerest on risk capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73 2 73 Total comprehensive incarne 93506) ) 5 (1, 14 5, 347 (3 ,4 1,382 4,899 448 He Consolidated net incomedge of net investment in foreign opera Remeasuremenls tions6,5 9) ) 89 31 12 58(12, ,760) 19 (12,5 (5) 5,414 6,6145,414 2 448 ( 5,862 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Total Tax effect12 12 ,760) ,589) 6,531 (12,589) ( 1 6,614 ( Legal reserve Foreign exchange 1, 382 281 (4, variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) Oividends Total other comprehensive (4, 299) income 12/31/2021 (439) (515)(439) (87) (526) lnterest on ca pital 4) (99 (994) (994) Balance at 03/31 12021 Total comprehensive income 2, 140 529) 953 ,655 ,369 021 1 ,7 44, 15 97,148 (533) Hedge item (1 ,034) ( (8,312)2,733 Hedge 5,347ins truments11 ,979 152,348 Change in the period Comprehensive income 642 4 , attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,8993,776 866 Balance at 01 /01 /2022 247 058 2, 57 ,144, 155 554 ,576 90,729Book value(528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Strategies Comprehensive income attributable to non-controlling interests 289 448 Variation in the Transactions with owners 7) 38 449 (335) Variation in value 114 (1,501) (1 , Result of delivery of treaswy shares 15 6 2 449 Foreign currency 511 amounts used to511 1) Amounts that will not be subsequently reclassified to incarne. recognized in Notional amount Recognilion of share-based payment plans ) (3 97 conversion reserve (397) calculate hedge (397) Stockholde rs’ equity(1l (lncrease) / Decrease to lhe owners of lhe parenl companyThe accompany ing notes are an i 15 ntegra Assets l part of these financial Liabilities statements . ineffec (1,501) tiveness (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterestForeign exchange on riskcapital 77 77 77 Total comprehensive income 6 2 ,,444 743 46 (4) (4 ,281) (60) 289 2,733 H Co edg nsohdatede of netnet incomeinvestment in foreign operatio ns 11, ,032 7 32512 695 ) 695 ,724) ) (12, (12, 6,743 15,9246,743 289 ( other comprehensive income (4 ,(4 ,299) 299) 46 (4) (4,281) (60) Appropriations Total 11,325 924 ,724) 15 ,12 ,695) 12 (12,695) ( (1)Legal reserveRecorded under heading Other comprehensive income. 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 729 ,393 ,144 1, 509 902 9 153, (2 ,217) 1,912 61 ,082 (1 ,490) (7 ,273) In theChange in theperiod, period the amount of R$ 6,993 (R$ 11,752 at 12/31/2021) was449reversed (335024 ,674) ,4 )1 from the hedge relationship, 46 (4) which (4,281) remaining (60) balance in the(161)Foreign (1,513) currency ( conversion 1) lncludes the share in 0ther reserve Comprehensive lncome(Stockholders’ of lnvestments in Associates equity) and Joint Ventures is R$ related to Avai (1,784) lable for sale securiti (R$es. (5,223) at 12/31/2021), with no effect on the result as foreign investments were maintained. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 86

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Consoli 1 369 , ‘ Stockholders dated Statement of Changes in EquityTax effect 06/30/2022 410 (ln millions ot reais) (Gains) / lasses transferred to incarne statement 706 477 Book value < 11 Tax effect Attributed to owners of the parent company (318) (215) Variation in the Other comprehensive incarne Hedge Amount reclass ified Variation in the amount Total Total Hedge instruments Hedge (60) stockholders (393)’ stockhalders ‘ Note amounts used to Remeasurements Conversion ineffectiveness equity- ownersfrom equity- foreign non currency Total Notional amount Treasury Capital Revenue recognized in Retained Capital Available for sale Gains and Cash flow hedge calculate hedge of liabilities of post- 5fVadjustments of recognized (336) inof the parentconvers 639 controlling ion reserve shares reserves reserves securities lasses—earnings Stockholders employment foreign’ equity 1 21 company interests Assets Liabilities ineffectiveness Adjustments PJ Hedge (2l income into income 210 1, Change in fair value benefits investments (581) Balance at 01 /01 /2021 (7, 136 ,531) 734 ,1 919) ,593 40 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Resutt of delivery of treasury shares 131 032 1, Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Foreign Recognilion of exchange share-based payment plans risk (494) (494) (494) Future (lncrease) / Decrease to lhe owners of lhe parent company42 676) (5,) Change in fair value 15 (5,718) 544 ( (1,973) 505 505 Olher (1) (1) (1) ReversaiFuture /of DiviNDFdends or lnterest on capit—Non Deliverable al—declared after previous period Forward 1 61 1 66 Tax effect 3,464 208 162 238 (268) (76) 166941 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l (4) 73 73 2 73 T Future otal comprehensive / Financia incarne l Asseis ) 1, 8 1) ) 281504 53 (7,) 506) 14 5 5, 347 ,493(1, (3 3,150 3,950 (7,2 1,382 ( 4,899 448 TotalConsolidated net income Remeasuremenls 4 1 760) 614 (12 ,6, 4,158 1,449 19 (12,589) (5) 5,414 (171) 5,4 2 448 5,862 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Tax effect 1 Legal reserve Foreign exchange 281 1, (4, 382 variation in foreign investments 270 ) (270) Statutory reserves 3,784 12/31/2021 (3 ,784) Oividends Total other comprehensive 299) (4, income (439) (515)(439) (87) (526) lnterest on ca pital 4) (99 Book value 111 (994) (994) Balance at 03/31 12021 Total comprehensive income 655 953 529) 7 ,369 2, 021 140 ,1 ,44, 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 Change in the period 4 642 , 374 (302) Variation 4,219 in the(1,506) 2 1,382 (393) Hedge 3,776Amount reclass866 ified Comprehensive income attributable to the owners of the parent company Variation in the amount 2,444 4,899 Balance at 01 /01 /2022Hedge instruments 058 247 ,576 155 ,57 2, 90,729 (528) amounts used to(2,263) (1,486) 6,010 (7,213)ineffectiveness 144, fr554 om fore11 ign,022 currency Notional amount recognized in Transactions with owners Comprehensive income attr 7) 38 i’ Stockholders butable to non-controlling 449 interests (335) calculate hedge equity 12 recogn289 ized in convers 114448 (1,501)ion reserve (1 , 1 Result of delivery of treaswy shares 15 6 2 Assets Liabi 449 lities ineffectiveness income 511 into income 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl companyThe accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) other t3l 131 40 40 40 Foreign exchange risk Unclaimed dividends and lnterest on capital 77 77 77 TotalFuture comprehensive income 2,126 286,444 743 ,2 6 ) 15 80(2,7) 46 (4) (4 ,281)(2,765) (60) ( 289 2,733 Future Consohdated net income / NDF—Non Deliverable Forward 8,036 209,7 032 04 2) 3,06 3) ) 19 95 (3, ( 6,743 ( 6,743 289 other comprehensive income (4 (4 299) ,299) , 46 (4) (4,281) (60) Appropriations Future / Fina ncial Asseis 5,762 6,566 33 ) 3,653 (6,90 1) (6,868) ( Legal reserve 350 (350) TotalStatutory reserves 15924 7,061 4,51 6 3, ,48 724) ,7(12 (12,695) (4 ,516) (67) Dividends (301) (301) 1) Recorded under heading Securiti es and Derivative Financi al lnstruments. lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance2) Recorded at 03/31 /2022 under heading Other comprehensive income. 15 90, 729 (79) 144 1, (2 153, ,9 ,,217) 729 902 509 393 1,912 61 ,082 (1 ,490) (7 ,273) Change3) Futures in the period negotia led on 83 and Financial Asseis or NDF contracts entered into by our subsidiaries 449 abroad.(335 ,674) 1 024 ,4 ) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Receipts The accompanying (payments notes are an integral) pa ofrt ofinterest these fi nancial fl sta owslements are. expected to occur and will affect lhe statement of incarne upon l he total or partial dispasa! of investments. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 87

1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Consoli IV)369 1 , , hedge Stockholders ‘ Wedatedprese Statnt belowement of Chang lhees inmaturity terms Equityoi cash Tax floweffect market risk hedge strategies and Hedge oi net investiment in foreign operations: 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 06/30/2022 706 477 Tax effect 0-1 year 1-2 years 2-3 yearsAttributed to owners of the3-4parentyearscompany 4-5 years 5-10 years(318) Over 1 O years(215) Total Hedge oi deposrts and securities purchased under agreements to resell 65 ,673 19,749 6,086 Other1,403comprehensive incarne1,835 320 Total Total 95,066 stockholders ‘ stockhalders ‘ Hedge (60) (393) Hedge oi highly probab le forecast transactions Note 72 Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total 72 Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings ) of the parent639 controlling Hedge oi asseis transac tions 6,133 securities employment foreign lasses—company interests 6,133 Adjustments PJ Hedge (2l Hedge oi asseis denomina 1, 210 ,108 14 ted in UF Change in fair value 12,969 1,139 benefits investments (581) Bal Hedgeance at oi01 funding /01 /2021 (Cash flow)531) ,919) 40 1 ,(7, 136 734 ,593 97,1482,847 (907) 2,11 62,323 472 ( 6,273 157 11 ,113 147,7065,120 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Hedge Resutt of oideliloanve ry ofopera treasurytions (Cash flow) shares 1, 032 Hedge of nel investmenl in foreign 15 operation 28 374 192 5fV 276 (566) 566 28 Hedge Recognilion oi of loan share-based payment plansoperations (Market risk) 3,454 1,815(494) 620 132 2,355 3,268 (494) 11 ,644(494) (lncrease) / Decrease to lhe owners of lhe parent company 973) 1, Change in fair value 15 544 ( 505 505 OlherHedge oi funding (Market risk) 675 1, 3,108 (1)1,479 1,546 1,822 5,635 (1)1,064 16,329 (1) Tax effect (268) 941 Reversai Hedge of oiDiavailable vidends or lnterest on capit for sale securities al—declared after previous period 1 66 2,258 248 2,932 834 928 5,167 1662,366 14,733166 Unclaimed Hedge oi diviasset- dends and ln backed lerest onsecu capitalrities under repurchase Remeasurements agreements of liabililies for post-employmenl 15,410 benefits < 1 7,168l 20 ,048 585 (4) 73 73 2 43,21173 Total comprehensive incarne < 506) 93(1, (3) 5 347 14 5, ,4 6,614 1,382 4,899 448 6,614 Hedge oi net investment in foreign operations Remeasuremenls 1> 19 (5) 2 Co nsolidated net income 4 1 5,414 5,4 448 5,862 Hedge other comprehensive oi other financial incarne asseis (Market risk) 1 ,506) 20 ,876 1,381 ( 440 1,3821,424 (393) 5,301 (515)1,147 30,569(515) Appropriations Tax effect 1 Total ,309 19 133 ,848 40,043 32,546 4,355 8,949 4,577 243,627 Legal reserve Foreign exchange (4, 382 281 1, variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) Oividends Total other comprehensive (4, 299) income 12/31/2021 (439) (515)(439) (87) (526) lnterest on ca pital 4) (99 (994) (994) Total comprehensive income 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 2 years ,733 Over 1 O years5,347 Total Balance at 03/31 12021 7 2, 021 ,1 44, 953 ,369 655 140 ,529) 15 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 Hedge oi deposrts and securities purchased under agreements to resell 10,680 13,838 6,771 5,257 1,534 38,080 Change in the period Comprehensive income 642 4 , attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 BalanceHedge at oi01 highly/01 /2022probab le forecast transactions ,144, 058 247 57 2, 554 90,7293,508 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 155 3,508,576 Transactions Hedge oi with ownersasseis transac tions Comprehensive income attr 38 7) ibutable to 2,198non-controlling 449 interests (335) 6,015 289 114448 (1,501) 8,213(1 , Result of delivery of treaswy shares 15 2 6 449 511 511 Hedge oi asseis denominated in UF 1) Amounts that will not be subsequently ,683 14 reclassified 10 to,148incarne. 4,535 Recognilion of share-based payment plans (3) 97 (397) (397) Hedge (lncrease) oi / Decrease funding to (Cash flo lhe owners of w) lhe parenl company The accompany ing notes are an i 15 ntegra l part of 2,147these financial statements 3,632 . (1,501) 5,779(1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) Hedge oi loan operations (Cash flow ) 131 131 other t3l 40 40 40 Unclaimed Hedge oi dividendsloan opera and lnteresttions ( on capitalMarket risk) 3,377 1,522 797 838 809 1,547 77 77 8,89077 TotalHedge comprehensive oi funding income (Market risk) 1,206,444 2 1,072 302 46 273 (4) (4,281) 2,920 (60) 3,9166,743 1,362 289 11,2,733 051 Hedge Co nsohdated oi available net income for sale securities 602 ,7 032 13 ,545 4,535 1,952 1,908 1,108 1,5086,743 6,7431,932 289 other comprehensive income 299) ,(4 ,299) (4 46 (4) (4,281) (60) Appropriations Hedge oi asset- backed securities under repurchase agreements 2,322 14,963 8,976 13,098 603 39,962 Legal reserve estment in foreign operations 1 13 350 (350) Hedge of net inv < > ,888 13,888 Statutory reserves 4,51 6 (4 ,516) Hedge oi other financial asseis (Market risk) 13,613 513 482 825 1,170 2,200 634 19,437 Dividends (301) (301) Totallnteresl on ca pital 63,820 44,610,295 25 22,199 6,007 11 ,308(1 ,954) (1 ,954)3,928 177 (1,167,954) Balance at 03/31 /2022 15 90, 729 (79) 729 ,217) 393 509 (2 1, 144 ,9 ,153, 902 1,912 61 ,082 (1 ,490) (7 ,273) 1) Classified as current, since instruments are frequently renewed . Change in the period 449 (3354 ,1 )024 ,674) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 88

ITAÚ UNIBANCO HOLDING S.A. g) Sensitivity analysis (trading and banking portfolios) Consolidated Statement of Comprehensive lncome ITAÚ UNIBANCO HOLDING CONSOLIDATED carried(ln millions of reais) out a sensitivity analysis for each market risk factor considered significant. The biggest lasses arising, by risk factor, in each scenario, were stated together with their impact on theresults, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios. 01/01 to 01/01 to The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of theNote portfolio exposure and, therefore, do not take into account management’s quick response capacity (treasury and contrai areas),which triggers risk mitigating measures whenever03/31/2022a situation of loss03/31/2021or high risk is identified, thus minimizing the possibility of significant lasses. ln addition, the study’s sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair valueConsolidated net income of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.7,032 5,862 Financial asseis ai available for saleTrading portfolio Exposures 06/30/202246 (1,506) Change in fair value (752) (3,137) 1> Scenarios ! Tax effect Risk factors Risk of variations in: 410 1,369 li Ili Fixed lnterest Rate(Gains) / lasses transferred to incarne statementFixed lnterest Rates in Reais (0.5) 706(140.0) (270.0) 477 Currency CouponTax effect Foreign Exchange Coupon Rates (0.3) (318) (69.8) (135.2)(215) Forei Hedgegn Currency Foreign Exchange Rates (2.7) (60)(102.4) (492.3) (393) Price lndices lnflation Coupon Rates 0.2 (26.2) (53.7) TRCash flow hedge TR Coupon Rates 5fV (336) 639 EquitiesChange in fair value Prices of Equities 1.2 (581) (17.8) 1,210(3.2) OtherTax effect Exposures that do not fali under the definitions above 245 4.1 (571 11.7 ) Total (2.1) (352.1) (942.7) 1) Amounts net of tax effects.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair valueTrading and Banking portfolios Exposures 06/30/2022544 (1,973) 1> Scenarios ! Tax effect Risk factors Risk of variations in: (268) 941 li Ili Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Fixed lnterest Rate Fixed lnterest Rates in Reais (10.4) (3,340.3) (6,425.2) Currency Coupon Foreign Exchange Coupon Rates (0.5) (90.5) (152.8) Remeasuremenls 19 (5) 2 Foreign Currency Foreign Exchange Rates (1.2) (87.0) (464.2) Tax effectces on Coupon Rates 1 Price lndi lnflati 0.1 (361 .4) (900.2) TRForeign exchange variation in foreign investmentsTR Coupon Rates 0.2 (4,281) (44.1) (119. 1,3821) EquitiesTotal other comprehensive income Prices of Equities 5.4 (4,299)(123.4) (214.8) (515) Other Exposures that do not fali under the definitions above 0.1 3.1 7.0 TotalTotal comprehensive income (6.3) 2,733(4,043.6) (8,269.3)5,347 1) Amounts net of tax effects.Comprehensive income attributable to the owners of the parent company 2,444 4,899 The Comprehensive income attributable to non-controlling interests foliowing scenarios are used to measure these sensitivities: 289 448 Scenario 1:1) Amounts that will not Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices. be subsequently reclassified to incarne. ScenarioThe accompanying notes are an integral part of these financial statements.li: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting lasses per risk factor. Scenario Ili: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting lasses per risk factor. Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 89

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Note Consoli 369 1 , ‘ Stockholders dated 6 -Stat Loan,ement of Chang lease es in and other Equity Tax crediteffect operations 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 a) Composition of the portfolio with credit granting characteristics Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total I—By type ofstockhalders ‘ ‘ stockholders operations and Hedge risk level (60) (393) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments 06/30/2022 PJ Hedge (2l 12/31/2021 1, 210 Risk levels Change in fair value benefits investments (581) AA A B e D E F G H Total Total Bal Loan ance operat at 01 /01 ions/2021 531) (7, 40 1 ,,734 919) 10 688 , 410 ,441 97,148148,283 (907) 69,578 2,323 31,637 472 5,702( 5, 6,273 917 7,460 11 ,246 136,593 700,952 11 ,113 677 147,706 ,325 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Loans and discou nted trade receivables 183,851 118,644 56,295 23 ,069 7,921 4,394 4,698 6,579 9,944 415 ,395 407 ,183 Resutt of delivery of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Financi ng 85,091 17,874 9,476 6,375 2,083 992 689 715 902 124,197 120,325 Recognilion of share-based payment plans (494) (494) (494) Farm ing financi ng 12 ,408 1,327 465 20 45 2 2 9 14,278 11 ,321 (lnc Rea rease) /l estaleDecrease financing to lhe owners of lhe parent company973) 1, ,1 47 73 1 Change in fair value 15129,091 10,438 3,342 2 639 316 528 164544 391 ( ,082 505 138,496505 OlherLease operations 2,616 3,660 731 504 (1) 105 52 35 31 66 (1) 7,800 8,617(1) Reversai of Dividends or lnterest on capital—declared after previous66 1 Tax periodeffect (268) 166941 166 Credit card operations 1, ,027 123 ,138 990 394 1, 866 110,445 11 ,3961 2,650 1,529 1,484 1,681 5,353 Unclaimed Advance di vi ondends and ln exchange lerest on capital Remeasurements of liabililies for post -employmenl benefits < l (4) 73 73 2 73 contracts <11 10,219 293 371 48 11 8 50 9 11 ,010 8,551 Total comprehensive sundry receivables incarne 21 5 5, 347 (1, 14 93,4(3) 506) 1,382 4,899 448 Other < Remeasuremenls 163 423 98 19 65(5) 155 2 905 1,554 Co nsolidated net income 4 1 5,414 5,4 448 5,862 Totalother comprehensive operat ions inca withrne credit granting characteristics 684 821 333 ,16 7, 839 ,34 ,12 1 ,506) 425,429 263 ,104 82,174 ( 7,246 1,382 (393)9,431 (515)859,061 819,(515)074 Appropriations Financial guarantees provided Tax effect 1 88,292 82,910 Total with Financ ial guarantees provided ,7, 16 ,34 333 684 839 ,12 821 425,429 263 ,104 82,174 7,246 9,431 947,353 901 ,984 TotalLegal reserve operat ions with credit granting characteristics Foreign exchange at (4, 1, 382 281 ,15 ,15 ,75 811 348 325 variation in forei 423 ,593gn investments 217 ,573 50,054 270 6,678 6,841 7,851 ) (270) 819 ,074 Statutory reserves 3,784 (3 ,784) 12/31/2021Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) 1) lnlnterest elud on ca es ad piv talances on exchange contrac ts and lncome receiv able from adv anc 4) (99 es granted , reclassified from Liabilities—Foreign exchange portfolio / Other receivables (Note 2a). (994) (994) 2) lncludes securities and credits receiv able, debtors Total for purchase comprehensive of assets and E ndorsements income and sureties honored . 2,733 5,347 Balance at 03/31 12021 529) 021 ,369 2, 44, 1 655 ,7 ,140 953 15 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 3) Recorded in Offsetting accounts . Change in the period Comprehensive income ,4 642 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 ,2, ,576 247 144, 57 058 155 554 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , Result of delivery of treaswy shares 15 6 2 449 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate reorganization 2cXIV , 3 (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 6 ,444 743 2 , 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 7 032 , 6,743 6,743 289 other comprehensive income (4 (4 ,299) ,299) 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 1, 144 ,,153, 729 509 ,217) 902 9 393 (2 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,674) 1 ,4 )024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 90

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. II—ByConsoli ,369 1 ‘ Stockholders datedmaturity Statement of Chang and riskes in level EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 021 2 06/30/2022 12/31/ TaxAAeffect A B e D Attributed to ownersE of the parent company F G (318H) Total (215) Total Overdue Operations Other comprehensive incarne Total Total ‘ ‘ stockhalders stockholders Hedge (60) (393) Falling due installments 1, 901 061 2, 2,789 2,898 Remeasurements 2,139 Conversion 2,123 4,549 18,460 16,085 Note Treasury Capital Revenue Retained equity- owners equity- non Total Capital Available for sale Gains and 01 to 30 Cash flow hedge 116 126 99 97 of liabilities of post- 1135fVadjustments of 110 (336) 244 of the parent639 905controlling 736 shares reserves reserves securities lasses—earnings employment foreign 2 company interests 31 to 60 102 112 87 Adjustments 88 PJ benefits 102investments Hedge 102 ( l 226 819 708 1, 210 Change in fair value (581) 61 to 90 112 116 81 82 95 97 208 791 717 Balance at 01 /01 /2021 ,734 531) 136 (7, ,1 919) 40 ,593 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 91 to 180 Tax effect 269 287 218 222 259 278 245 569 (5712,102) 1,779 Transactions with owners 374 (302) 72 505 577 18 to1 365 445 475 358 360 442 425 931 3,436 2,979 ResuttOverof365delivedaysry of treasury shares 032 1, 1, 111 Hedge of nel investmenl in foreign 15 operation 1,745 3741,782 192 1,218 1,052 1,1285fV 276 2,371 (56610,407) 9,166566 Overdue Recognilion ofinstallmentsshare-based payment plans 1,239 1,235 (494) 1,506 1,737 2,229 4,394 8,599 (494)20,939 16,097 (494) (lncrease) / Decrease to lhe owners of lhe parent company 973) 1, Change in fair value 15 544 ( 505 505 01 to 14 11 48 32 39 47 45 98 320 284 Olher (1) (1) (1) Reversai15toof30Dividends or lnterest on capital—declared after previous period66 1 Tax effect 1,198 183 125 133 131 107 (268) 218 1669412,095 1,395166 Unclaimed31 to 60dividends and lnlerest on capital of liabililies for employmenl 30 959 1l 180 348 310 248 32373 73 2,398 1,89473 Remeasurements post- benefits < (4) 2 Tot61al comprehensive to 90 incarne 14 347 ) 93(3 5, ,4 24 1,125 (1, 162506) 459 1,382 328 5384 4,899 2,482 448 1,654 Co 91nsolidated to 180 net income Remeasuremenls 4 1 21 44 1,013 1,21019 3,573 (5) 1,5155,414 5,4 7,3762 448 5,3285,862 other181 tocomprehensive 365 incarne ,506) 1 ( 42 72 1,382 93 (393) 5,930 (515) 6,137 5,260(515) Appropriations Tax effect 1 Over 365 days 131 131 282 Subtotal Legal reserve (a) Foreign exchange 281 (4, 1, 382 variation in foreign investments4,028 4,133 3,567 270 3,638 4,368 6,517 ) 13(270) ,148 39,399 32,182 Subtotal Statutory reserves 12/31/2021 2,671 3,482 3,329 3,784 2,918 3,158 4,695 11,929(3,784) 32,182 Oividends Total other comprehensive 299) (4, income (439) (515)(439) (87) (526) Non-overdue operations Falling lnterest on due ca pitalinstallments 425,004 4) (99 261, ,320 2 54 816 ,568 784 77,681 30,369 8,686 3,553 3,241 2,875 3,617(994) (994) Balance at 03/31 12021 Total comprehensive income 44, 2, ,369 1 140 ,529) 655 7 021 ,953 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 01 to 30 35,235 58,747 13 ,470 3,946 613 553 412 334 714 114,024 99 ,641 Change in the period Comprehensive income attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 4,642 31 to 60 31 ,518 25,422 5,907 2,005 551 175 135 140 295 66 ,148 65 ,586 Balance61 toat9001 /01 /2022 20,049 18 247 ,155 058 57 2, ,576 554 144, ,472 5,02990,729 (528)1,585 333 (2,263)172 (1,486)106 6,010 76(7,213) 201 46 ,023 11 ,022 43 ,635 Transactions with owners Comprehensive income attr 38 7) ibutable to non-controlling 449 interests (335) 289 114448 (1,501) (1 , Resu 91 ltto 180of delivery of treaswy shares 46 ,226 35,965 15 10 ,952 2 6 4493,615 1,024 296 275 189 474 51199,016 90 ,354511 181 to 365 1) Amounts 60,743 that will not be36 subsequently,330 ,555 12 reclassified to incarne. 4,871 1,440 595 469 263 398 11 7,664 109,887 Recognilion of share-based payment plans 97) (3 (397) (397) Over 365 days 231 ,233 86,883 29,491 14,347 4,725 1,762 1,844 1,873 1,535 373 ,693 375 ,217 (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Overdue up to 14 days 425 1,562 465 337 80 55 75 39 56 3,094 2,572 Corporate reorganization 2cXIV 3, (882) (882) (882) other Subtotal t3l (b) 425,429 263,104 78,146 30,706 8,766 40 3,608 3,316 2,914 3,673 819 40 ,662 786,89240 Unclaimed Subtotal dividends 12/31/2021 and lnterest on capital 423,593 217 ,573 72,654 46,572 12,482 3,760 3,683 3,156 3,41977 786 77 ,892 77 Total comprehensive income 6 2 ,,444 743 06/30/2022 46 (4) (4 ,281) (60) 289 2,733 TotalCo nsohdated Portfolio net income (a+b) 425,429 263,104 82,174 34 ,839 12,333 7,246 7,684 9,431 166,743 ,821 6,743859,061 289 819,0747,032 other comprehensive 1’ 1 income (1,979) (2,595) (2 ,457) ,299) (4 (3, 82 48 (16, 1) (5,018) (3,622) 46 (5 ,378)(4) (4,281) (9 ,257) (60) 1) (51,353) (48,931) (4,299) Allowance Appropriations Current provision ) 770 (23,929) (20, Legal reserve 350 (350) Non-current erovision (27,424) (28,161) Statutory reserves 6 4,51 (4 ,516) 12/31 /2021 TotalDividends Portfolio 423,593 217,573 75,325 50,054 15, 811 6,678 6,841 7,851 15,348 819,074 (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Allowance 131 (2,494) (1 ,918) (2 ,979) (5,064) (4,465) (3,339) (4 ,788) (7 ,718) (15,348) (48,931) Balance at 03/31 /2022 15 90, 729 (79) 902 729 393 ,217) 153, ,9 ,144 1, (2 509 1,912 61 ,082 (1 ,490) (7 ,273) 1) Operations with overdue installments for more than 14 days or under contrai of administrators ar in companies in the process of declaring bankruptanc y. Change in the period 449 (3351 ,,674) 4 )024 46 (4) (4,281) (60) (161) (1,513) (2) The balance of non-accrual operations amounts to R$ 28,356 (R$ 23,938 at 12/31/2021) . 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2)3) l lncludesncludes Cash flowProvision hedge and for Loanhedge of net Comm investment itment in foreigns andoperation.Financial Guarantees Provided. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 91

ITAÚ UNIBANCO HOLDING S.A. III—By business sector Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022% 12/31/2021 % Public Sector 3,256 0.4% 3,488 0.4% Petrochemical and chemical 129 01/01 648 to 01/01 to 0.1% Note State and local governments 1,566 0.2% 03/31/20221,620 03/31/20210.2% Consolidated net incomeSundry 1,561 0.2% 1,2207,032 0.1%5,862 Private sector 855,805 99.6% 815,586 99.6% Financial asseis ai available for saleCompanies 394,879 46.0% 395,597 46 48.3% (1,506) Change in fair value (752) (3,137) Sugar and alcohol 3,276 0.3% 4,064 0.4% Tax effect 410 1,369 Agribusiness and fertilizers 26,798 3.1% 27,053 3.3% (Gains) / lasses transferred to incarne statement 706 477 Food and beverage 24,543 2.9% 22,030 2.7% TaxBanks and other financial institutionseffect 13,722 1.6% 16,064(318) 2.0%(215) HedgeCapital assets 6,742 0.8% 6,484(60) 0.8%(393) Cash flow hedgePulp and paper 4,324 0.5%5fV 3,721(336) 0.5%639 Publishing and printingChange in fair value 1,978 0.2% 1,937(581) 0.2%1,210 Electronic and ITTax effect 8,485 1.0% 8,754 245 1.1%(571) HedgePackagingof nel investmenl in foreign operation 4,692 0.5%5fV 5,758 276 (1,032)0.7% Energy and sewageChange in fair value 6,674 0.8% 6,699 544 (1,973)0.8% EducationTax effect 3,255 0.4% 3,287(268) 0.4% 941 RemeasurementsPharmaceuticals and cosmeticsof liabililies for post-employmenl benefits < 1l 9,865 1.1% 9,294 (4) 1.1% 2 Real estate agents 30,808 3.5% 29,909 3.6% Remeasuremenls 19 (5) 2 Entertainment and tourism 7,826 0.9% 8,080 1.0% Tax effect 1 Wood and furniture 7,102 0.8% 7,155 0.9% Foreign exchange variation in foreign investments (4,281) 1,382 Construction materiais 7,316 0.9% 6,479 0.8% Total other comprehensive income (4,299) (515) Total comprehensive incomeSteel and metallurgy 11,135 1.3% 11,8162,733 1.4% 5,347 Media 582 0.1% 700 0.1% Comprehensive income attributable to the owners of the parent company 2,444 4,899 Mining 4,028 0.5% 5,510 0.7% Comprehensive income attributable to non-controlling interests 289 448 lnfrastructure work 8,619 1.0% 9,470 1.2% 1) Amounts that will not be subsequently reclassified to incarne. Oil and gas< 1> 9,208 1.1% 9,504 1.2% The accompanying notes are an integral part of these financial statements. Petrochemical and chemical 11,407 1.3% 12,754 1.6% Health care 5,859 0.7% 5,612 0.7% lnsurance, reinsurance and pension plans 191 95 Tele com mucations 2,340 0.3% 2,665 0.3% Third sector 4,197 0.5% 3,534 0.4% Tradings 4,417 0.5% 3,484 0.4% Transportation 31,721 3.7% 30,073 3.7% Domestic appliances 4,199 0.5% 3,399 0.4% Vehicles and autoparts 16,636 1.9% 15,853 1.9% Clothing and shoes 6,101 0.7% 6,277 0.8% Commerce—sundry 29,830 3.5% 30,890 3.8% lndustry—sundry 13,567 1.6% 13,156 1.6% Services—sundry 43,915 5.2% 47,263 5.8% Sundry 19,521 2.3% 16,774 2.0% Individuais 460,926 53.6% 419,989 51.3% Credit cards 134,678 15.7% 120,154 14.7% Mortgage loans 136,947 15.9% 129,894 15.8% Consumer loans / checking account 157,124 18.3% 140,042 17.1% Vehicles 32,177 3.7% 29,899 3.7% Grand total 859,061 100.0% 819,074 100.0% 1) Comprises trade of fuel. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 92

ITAÚ UNIBANCO HOLDING S.A. IV—Financial guarantees provided by type Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 Type of guarantee Portfolio Provision Portfolio Provision Endorsements ar sureties pledged in legal and administrative tax proceedings 29,313 (196) 26,346 (189) Sundry bank guarantees 34,739 Note (294) 01/01 to34,036 01/01 to (351) 03/31/2022 03/31/2021 Other financial guarantees provided 10,176 (182) 10,112 (193) Restricted to lhe distribution of marketable securities by Public Offering 7,500 (8) 5,698 (6) Consolidated net income 7,032 5,862 Restricted to bids, auctions, service provisionar execution of works 4,034 (43) 3,422 (44) Restricted to international trade of goodsFinancial asseis ai available for sale 1,394 (20) 2,12046 (1,506)(33) Restricted Change to in fair value supply of goods 1,136 (2) (752)1,176 (3,137)(2) TotalTax effect 88,292 (745) 82,910410 1,369(818) (Gains) / lasses transferred to incarne statement 706 477 b) Credit concentration Tax effect (318) (215) Hedge (60) (393) Cash flow hedge 06/30/20225fV (336)12/31/2021 639 1> Loan, lease and other credit operations < Change in fair value Risk % of total Risk(581) % of total1,210 Largest debtor 5,984 0.6% 6,414 0.7% Tax effect 245 (571) 1 O largest debtors 34,097 3.6% 33,694 3.7% Hedge of nel investmenl in foreign operation 5fV 276 (1,032) 20 largest debtors 51 ,249 5.4% 49,541 5.5% Change in fair value 544 (1,973) 50 largest debtorsTax effect 83,914 8.9% (268)79,402 8.8%941 100 largest debtorsof liabililies for post-employmenl benefits 1l 117,119 12.4% 111,115 12.3% Remeasurements < (4) 2 1) Amounts include financial guarantees provided. Remeasuremenls 19 (5) 2 Tax effect 1 Loan, lease and other credit operations, securities and derivative 06/30/2022 12/31/2021 Foreign exchange variation in foreign investments <1 (4,281) 1,382 financial instruments of companies and financial institutions > Total other comprehensive income Risk % of total Risk(4,299) % of total(515) Total comprehensive incomeLargest debtor 7,340 0.6% 2,73315,941 5,3471.4% 1 O Comprehensive income attributable to the owners largest debtors of the parent company 54,157 4.6% 2,44464,570 4,8995.8% 20 Comprehensive income attributable to non-controlling interests largest debtors 89,116 7.6% 97 289,046 8.8%448 50 largest debtors 157,496 13.4% 158,886 14.4% 1) Amounts that will not be subsequently reclassified to incarne. 100 largest debtors 226,749 19.2% 217,114 19.6% The accompanying notes are an integral part of these financial statements. 1) Amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 93

ITAÚ UNIBANCO HOLDING S.A. c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 Opening balance—01/01 (48,931) (52,158) Net increase for the period (14,642) (18,484) Note 01/01 to 01/01 to Minimum 03/31/2022(14,577) 03/31/2021(19,007) Financial Guarantees Provided 73 (64) Consolidated net income 7,032 5,862 Financial asseis ai available for saleAdditional (138)46 (1,506)587 Write-OffChange in fair value 11,069(752) 18,214(3,137) Other 1,151 3,497 Tax effect 410 1,369 11 Closing balance l (51,353) (48,931) (Gains) / lasses transferredMinimum to incarne statement (33,315)706 (30,958)477 Tax effectFinancial Guarantees Provided (745)(318) (818)(215) Hedge (60) (393) Additional (2) (17,293) (17,155) Cash flow hedge 5fV (336) 639 Existing provision (51,353) (48,931) Change in fair value (581) 1,210 Provision delay (16,183) (13,733) Tax effect 245 (571) Provision aggravated (10,713) (10,137) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Provision potential (24,457) (25,061) Change in fair value 544 (1,973) 1) The provision for loan losses regarding the lease portfolio amounts to: R$ (172) (R$ (220) at 12/31/2021 ). 2) lncludes Provision for Loan Commitments.Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 At 06/30/2022, Foreign exchange variationthe balance of in foreign the provision regarding the loan portfolio is equivalent to 6.0% investments (6.0% (4,281) at 12/31/2021). 1,382 Total other comprehensive income (4,299) (515) d) Renegotiation of credits Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company06/30/2022 12/31/20212,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 Provision for Provision for 1) Amounts that will not be subsequently reclassified to incarne. Portfolio 11 > Loan Losses % Portfolio 11 > Loan Losses % The accompanying notes are an integral part of these financial statements. Total renegotiated loans 34,344 (12,359) 36.0% 33,981 (12,845) 37.8% (-) Renegotiated loans overdue up to 30 days C 2> (13,301) 3,003 22.5% (12,246) 2,944 24.0% 2 > 21 ,043 44.5% ,735 45.6% Renegotiated loans overdue over 30 days 1 (9,356) 21 (9,901) 1) The amount related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 76 (R$ 106 ai 12/31/2021 ). 2) Delays determined upon renegotiation. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 94

ITAÚ UNIBANCO HOLDING S.A. e) Restricted operations on assets Consolidated Statement of Comprehensive lncome (ln millions of reais) See below lhe information related to lhe restricted operations involving asseis, in accordance with CMN Resolution nº. 2,921 , of January 17, 2002. 06/30/2022 12/31/2021 01/01 to 01/01 to 06/30/2022 06/30/2021 Note 01/01 to 01/01 to O -30 31—180 181—365 Over 365 Total Total 03/31/2022lncome 03/31/2021lncome days (expenses) (expenses) Restricted operations on asseis Consolidated net income 7,032 5,862 Loan operations 7,305 7,305 5,831 (171) 64 Liabilities—Financial asseis ai available for salerestricted operations on asseis 46 (1,506) Foreign borrowingChange in fair valuethrough securities 7,305 7,305 5,830 (752) 171 (3,137)(64) Tax effect 410 1,369 At 06/30/2022 (Gains) / lasses transferredand 06/30/2021 there were no balances in default.to incarne statement 706 477 f) Operations of sale or transfers and acquisition of financial assets Tax effect (318) (215) Hedge (60) (393) ITAÚ UNI BANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risksCash flow hedge 5fV (336) 639 of financialChange in fair valueassets transferred under co-obligation covenants. Thus, these credits arestill recorded in the Consolidated Balance(581) Sheet and1,210are represented as follows:Tax effect 245 (571) Hedge of nel investmenl in foreign operation 06/30/2022 5fV 12/31/2021 276 (1,032) 1 1 Nature of operation Assets Liabilities < > Assets Liabilities < > Change in fair value 544 (1,973) Bookvalue Fair value Bookvalue Fairvalue Book value Fairvalue Bookvalue Fair value MortgageTax effectLoan 185 183 185 183 209 209 (268)209 209941 Working capitalRemeasurements of liabililies for post-employmenl benefits648 648 < 1l 648 648 800 800 (4)795 7952 TotalRemeasuremenls 833 831 833 831 1,009 19 1,009 (5)1,004 1,004 2 1)Tax effectUnder Other liabilities Sundry. 1 Foreign exchange variation in foreign investments (4,281) 1,382 From 01/01 to 06/30/2022 operations of transfers of financial assets with no retention of risks and benefits generatedTotal other comprehensive income (4,299) (515) impact on the result of R$ 71, net of the Provision for Loan Losses (R$ 561 from 01/01 to 06/30/2021). Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 95

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. g)Consoli 1 369 , ‘ Stockholders Government dated Statement of Chang Programses in forEquity Tax Granting effect Credit 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 06/30/2022 12/31/2021 Risk leveis Tax effect (318) (215) Attributed to owners of the parent company AA A B e D E F G H Total Total Emergen cy Empl oyment Support Program (PESE ) 10 317 330 348 133 Other comprehensive 18 incarne 27 43 97 Total 1,323Total 1,992 ‘ stockholders Hedge (60) (393) stockhalders’ allowance Note Treasury Capital Revenue Remeasurements Conversion Retained equity—owners equity—non Total Existing (l i (2) Available (2) for sale (1) (2) Gains and(4) (15) (26) (41) Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l National Support Program for Micro and Small Companies 210 1, Change in fair value 6 1,275 2,208 741 5 benefits 35 investments 39 61(581) 6 4, 376 5,236 (PRONAMPE) Balance at 01 /01 /2021 ,919) (7, ,593 531) 734 40 ,1 136 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 2 Tax effect 245 (571) Transactions Existing allowance with owners ! 1 (6) 374(22) (302) (22) (1) (10) (20) (42) (6) 72 (129) 505 (50)577 EmergencResutt of delivery y Program of treasury shares for Access 1, 032 to Credil (PEAC Hedge ) of nel investmenl in4,foreign 15992 operation 3,624 1,546 374 192 355 154 93 5fV 117 107 276 31 ( 566 11 ),019 13,351566 Recognilion of share-based payment plans (494) (494) (494) E xisling allowance < 2l (18) (15) (11) (15) (27) (59) (75) (31) (251) (240) (lncrease) / Decrease to lhe owners of lhe parent company1, 973) Change in fair value 15 544 ( 505 505 1) A llowance recogn ized on the loan portion which, % CONSOLIDATED 15 ris k is of ITAÚ UNIBANCO HOLDING i.e., of the loan portfolio. Olher (1) (1) (1) Reversai 2) All owance of Dividen cons ds oriderslnterest the on capit doublealcount—declared ing of afterdela previous . purposes 66 1 y pe Taxri periodods effect for risk level classificat ion (268) 166941 166 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l (4) 73 73 2 73 Total comprehensive incarne ,45, (3 (1, 5 506) 347 14 93) 1,382 4,899 448 Co nsolidated net income Remeasuremenls 1 4 19 (5) 5,414 5,4 2 448 5,862 Noteother comprehensive 7—Funding, incarne borrowing Tax and effect onlending,506) 1 ( 1,382 (393) 1 (515) (515) Appropriations a)Legal Summary reserve Foreign exchange (4, 281 1, 382 variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) lnterest on ca pital 4) (99 06/30/2022 (994) 12/31/2021 (994) Balance at 03/31 12021 Total comprehensive income 655 021 ,369 1 953 44, 140 ,7 ,2, 529) 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Change in the period Comprehensive income 642 ,4 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 57 554 247 155 ,058 ,576 144, 2, 90,729 0-30 (528) 31- 180 (2,263)181 -365 (1,486) Over6,010365 days (7,213) Total 11Total ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , Deposits Result of delivery of treaswy shares 15 2 6 376 449,970 52 ,157 61 ,543 338 ,023 828 ,693 511 850 ,372 511 1) Amounts that will not be subsequently reclassified to incarne. Deposits Recognilion of shar receivede-based payment plansunder securities repurchase agreements (3 97) 628 1, 255 ,173 835 4,930 262 ,566 (397) 271 ,051 (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate Funds reorganization from acceptances and issuance of securit ies2cXIV, 3 38 ,1 4 ,391 15,345 (882) 26,547 159,148 205 ,431 (882) 143 (882) other t3l 40 40 40 Unclaimed Borrowing dividends and and lnterest onlending on capital 5,655 34 ,910 49,370 30 ,077 77 120 ,012 77 97,005 77 Total comprehensive income 6 ,444 743 2 , 46 (4) (4 ,281) (60) 289 2,733 Subord Co nsohdated net in income ated debt 7 ,032 156 13,891 9,698 42,037 6,743 65,782 6,743 289 75,036 other comprehensive income (4 (4 ,299) 299) , 46 (4) (4,281) (60) Appropriations Total 642,345 117,931 147,993 574,215 1,482,484 1,436,602 %Legal per reserve maturity date 43 .3% 8. 3500% 10.0% 38 .7% (350)100 .0% Statutory reserves 4,51 6 (4 ,516) Total Dividends—12/31/2021 670,630 110,538 99,248 556,186 1,436,602 (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) % per maturity date 46.7% 7.7% 6.9% 38 .7% 100 .0% Balance at 03/31 /2022 15 90, 729 (79) 509 393 144 1, 729 (2 153, ,9 ,,217) 902 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335,674) ,4 )024 1 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 96

506) 1, Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. b)Consoli ,369 1 Stockholders ‘ Deposits dated Statement of Chang es in Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 06/30/2022 12/31/2021 Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total stockhalders ‘ stockholders ‘ Hedge (60) (393) 0-30 31-180 181 -365 Over 365 days Tota l Total Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l lnterest -bearing ,234 52 ,057 023 157 ,686 ,338 334 1, 210 depos its Change in fair value 61,543 benefits investments (581) 691 ,428 Balance at 01 /01 /2021 ,40 ,1 (7, 136 919) 531) 734 ,593 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions Sav withingsowners deposits Tax effect 184,896 374 (302) 245 184,896 (571 72 ) 505190 ,601 577 Resuttlnter of deliba ve ry of nk treasury depos shares its 227 1, 1, 39 Hedge of nel investmenl in foreign 15 operation7 374 1192 ,463 5fV 510 276 4,597 (1,032 566 ) 3,776 566 Recognilion of share-based payment plans (494) (494) (494) (lncrease) / Decrease to lhe owners of lhe parent company973) 1, Change in fair value 15 544 ( 505 505 Time deposits 7 49 48,041 50,694 60,316 337 ,513 496 ,564 ,051 Olher (1) (1) (1) Reversai of Dividends or lnterest on capital—declared after previous66 1 Tax periodeffect (268) 166 941 166 Non -interest bearing deposits 142 ,,636 142 636 158 ,944 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l (4) 73 73 2 73 TotalDe comprehensive ma nd incarne dep osits 935, ) 14 506) ,45 (1, (3 347 055 1, 141,055 1,382 14 4,899 448158 ,116 Co nsolidated net income Remeasuremenls 4 1 19 (5) 5,414 5,4 2 448 5,862 other O comprehensive ther de inca po rnsits e Tax effect 1, 58 ,506) 1 1,581 ( 1,382 (393) 1 1 (515) 828 (515) Appropriations Total ,023 ,338 52 157 376,970 61,543 828,693 850 ,372 Legal reserve Foreign exchange (4, 382 1, 281 variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) % per maturity date Total other comprehensive 299) (4, income 45.5% 6.3% 7 .4% 40.8% 100 .0% (515) Oividends (439) (439) (87) (526) Totallnterest on capi—12/31/2021 tal 620 356 52 ,,259 402 ,930 38,563 850(994) ,372 (994) (994) Balance at 03/31 12021 Total comprehensive income 44, 529) ,7 ,140 655 2, 1 ,369 953 021 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Change % per in the ma period tu rity date Comprehensive income 642 ,4% 0% .100 4 attributable 47. to the owners 374 of the parent (302)6.2% company 4,219 (1,506)4.5% 2 41. 1,382 9% (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 144, ,57 2, 058 ,576 554 247 155 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 7) 38 ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , Result of delivery of treaswy shares 15 6 2 449 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans 97(3) (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income ,2 ,444 743 6 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 032 7 , 6,743 6,743 289 other comprehensive income ,(4 (4 299) ,299) 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) ,217) 144 393 153, ,9 509 ,1, (2 902 729 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3354 ,674) ,1 )024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 97

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. c)Consoli ,1 369Stockholders ‘ Deposits dated Statement received of Chang es in under Equity securitiesTax effect repurchase agreements 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 022 /2 Tax effect 06/30 Attributed to owners of the parent company (318) (215 12/31/2021 ) Other comprehensive incarne Total Total stockhalders ‘ ‘ stockholders Hedge (60) (393) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total O—30 Capital 31—180 181 -365 ofOver liabilities of 365 post- adjustments days of Total Total Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 210 1, Change in fair value benefits investments (581) Bal Own ance at 01 portfolio/01 /2021 1 734 ,919) ,40 531) (7, 112 1, 102 666 ,249 538 , 97,148 (907) 2,323 155 472 ( 6,27370 114,012 136,593 11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Resutt Go of deli vernment ve ry of treasury shares secur 032 1, ities Hedge of nel investmenl in 92 foreign 15 ,691 operation 374 28 192 5fV 276 92,719 (566) 74,746 566 Recognilion of share-based payment plans (494) (494) (494) (lnc Corporate rease) / Decrease to lhe securities owners of lhe parent company 973) 1, 19 ,773 Change in fair value 19 15 ,107 666 544 ( 505 25,677 505 Olher (1) (1) (1) Reversai of Dividends or lnterest on capital—declared after previous1 66 Tax periodeffect (268) 166941 166 Unclaimed Own dividends and ln issue lerest on capital Remeasurements of liabililies for post -employmenl benefits < 1l 10 (4) 73 10 73 2 2173 Total comprehensive incarne 93(3 5 ,414 (1, 347 506) 5, ) 1,382 4,899 448 Co nsolidated Fore netignincome Remeasuremenls 1 4 1, 510 451 844 155 19 60 (5) 5,414 5,4 2 448 2,222 5,862 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Tax effect 1 Third -party portfolio ,250 51 1 03 103 ,115 ,250 1 Legal reserve Foreign exchange 281 (4, 1, 382 variation in foreign investments 270 ) (270) FreeStatutory reserves portfolio ,874 52 39,674 90 3,784 680 4,860 45 (3 ,784) ,304 Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) lnterest on ca pital (99 4) (994) (994) Balance Tota at l 03/31 12021 Total comprehensive income 7 ,369 655 140 ,44, 953 021 1 529) 2, , 255 15 ,173 97,148 (533)1,628 835 (1 ,034) ( 4,930 (8,312) 2 ,7332 62,566 5,347 11 ,979271 ,051152,348 Change in the period Comprehensive income ,642 4 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance % per at 01 /matur 01 /2022 ity date .0% 100 554 247 2, 57 ,144, ,576 058 155 97.2% 90,729 (528)0.6% 0.3%(2,263) (1,486) 1.9% 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , TotaResult of deli l—very12/31/2021 of treaswy shares 258 15 ,004 9, 695 2, 627 449 62 725 271 ,051 511 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans 97(3) (397) (397) %(lncrease) per / Decrease matur to lhe owners ity date of lhe parenl company The accompany ing notes are an i 95 15 ntegra .1% l part10 0 of these financial statements 1.0% . 0.3% 3.6% .0% (1,501) (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 743 2 6 ,444 , 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income ,7 032 6,743 6,743 289 other comprehensive income ,(4 299) ,299) (4 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 729 ,217) 1, 902 393 153, ,9 509 ,(2 144 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (335024 4 ,)1 ,674) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 98

ITAÚ UNIBANCO HOLDING S.A. d) Funds from acceptances and issuance of securities Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 0-30 31-180 181-365 Over 365 days Total Total Note 01/01 to 01/01 to Real estate, mortgage, credit and 03/31/2022 03/31/2021 2,816 12,992 19,424 103,505 138,737 79,421 similar notes Consolidated net income 7,032 5,862 Financial bills 2,105 5,212 2,850 37,047 47,214 24,059 Financial asseis ai available for sale 46 (1,506) Real estale credit bills 324 1,439 7,495 11,568 20,826 10,663 ChangeRural credit billsin fair value 378 5,319 7,026 12,524 (752) (3,137) 25,247 13,701 Guaranteed realTax effect estale bills 9 1,022 2,053 42,366 410 1,369 45,450 30,998 Foreign (Gains) / lasses transferred loans through securitiesto incarne statement 706 477 1,572 2,265 6,901 53,551 64,289 62,960 Tax effectBrazil risk note programme 95 250 5,351 7,303 12,999 (318) 13,008 (215) HedgeStructure note issued 130 672 986 4,969 6,757 (60) 6(393),776 Cash flow hedgeBonds 1,137 945 188 5fV30,315 32,585 (336) 33,105639 FiChange in fair valuexed rate notes 184 1 7,080 7,265(581) 5,6671,210 EurobondsTax effect 2 838 840245 (571 62) Mortgage notesHedge of nel investmenl in foreign operation 2 5fV 118 121276 (1,032)158 Other 26 397 371 2,928 3,722 4,184 Change in fair value 544 (1,973) FundingTax effectfrom structured operations (268) 941 3 88 222 2,092 2,405 757 certificates 111 of liabililies for post-employmenl benefits 1l Remeasurements < (4) 2 Total 4 ,391 15,345 26,547 159,148 205,431 143,138 Remeasuremenls 19 (5) 2 % per maturity dateTax effect 2.1% 7.5% 12.9% 77.5% 100.0% 1 Total—Foreign exchange variation12/31/2021 in foreign investments 2,310 18,077 16,235 106,516 143,138(4,281) 1,382 % per maturity date 1.6% 12.7% 11.3% 74.4% 100.0% Total other comprehensive income (4,299) (515) 1) The fair value of funding from structured operations certificates issued is R$ 2,787 (R$ 790 ai 12/31/2021). Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme in the amount of R$ 5,304 (R$Comprehensive income attributable to non-controlling interests 289 448 0 1) Amounts that will not at 12/31/2021) be subsequently reclassified to incarne.with maturity from 181 to 365 days and R$ 3,246 (R$ 8,754 at 12/31/2021) with maturity over 365 days. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 99

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome Guaranteed Real Estate Notes (ln millions of reais) Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by assei portfolio of the issuer itself, submitted to the fiduciary system. Note 01/01 to 01/01 to The “lnstrument of LIG lssue”, which details the conditions of LIG transactions, is 03/31/2022 available on 03/31/2021the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida. Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) 1 -Change Breakdown of Asset Portfolio in fair value (752) (3,137) Tax effect 410 1,369 The asset portfolio linked to LIGs corresponds to 2.46% of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s total assets. lts (Gains) / lasses transferred to incarne statement 706 477 breakdown is presented in the table below. Further details are available in the Statement of Assei Portfolio—SAP, in the section Tax effect (318) (215) resultados e relatórios/ documentos regulatórios / letra imobiliária garantida. Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value 06/30/2022(581) 12/31/20211,210 Real estale loansTax effect 56,429245 42,362(571) HedgeGovernment securities—of nel investmenl in foreign operationBrazil 5fV 276 (1,032)1,147 Total asset portfolioChange in fair value 56,429544 43,509(1,973) Total adjusted asset portfolioTax effect 56,429(268) 43,509941 RemeasurementsLiabilities for issue of LIGsof liabililies for post-employmenl benefits < 1l 45,450(4) 30,9982 Remeasuremenls 19 (5) 2 Remuneration of the Fiduciary Agent 2 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive incomeli—Requirements of asset portfolio 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 06/30/2022 289 12/31/2021448 Breakdown1) Amounts that will not be subsequently reclassified to incarne. 100.0% 97.4% The accompanying notes are an integral part of these financial statements. Sufficiency Notional amount 124.1% 140.4% Present value under stress 101.6% 117.4% Weighted average term Of the asset portfolio 151.1 monthly 149.0 monthly Of outstandings LIGs 45.6 monthly 45.6 monthly Liquidity Net asseis 1,164 1,147 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 100

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. e)Consoli 369 1 , ‘ Stockholders Borrowing dated Statement of Chang and es in onlending Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 202 1 06/30/2022 12/31/ Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total ‘ stockholders ‘ stockhalders Hedge (60) (393) 80 1 Note 0-30 Treasury Capital 31- Re venue Available 18 for1- sale365 Remeasurements Ove Conv r ersion 365 days Gains and Retained To talequity—owners equity—nonTot al Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change in fair value benefits investments (581) Bal Borrowing ance at 01 /01 /2021 294 5, 47, 5881 (7, 734 531) 919) ,40 ,,593 136 97,148 (907) 2,323 33,157 472 ( 6,27323,709 109 ,748 11 ,113 86,229147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Resuttln Br of deli az ve ry ilof treasury shares 1, 27,5 26 5251, 032 Hedge of nel investmenl in foreign 15 operation 374 192 26,001 5fV 276 (566) 1,770 566 Recognilion of share1-based payment plans (494) (494) (494) Fore ign ( > 09 2 ,7 22 3 ,769 33,157 21,587 23 82, 84,459 (lncrease) / Decrease to lhe owners of lhe parent company1, 973) Change in fair value 15 544 ( 505 505 OlherOnlend ing—ln Brazil—official ,77 6, 264 782 1, 10 6 1, 36 ,1 753 368 institutions (1) (1) 10 (1) Reversai of Dividends or lnterest on capital—declared after previous1 66 Tax period effect (268) 166941 166 Unclaimed BN dividends DES and lnlerest on capital Remeasurements of liabililies for post -employmenl 205 benefits < 1l 821 932 2,903 (4) 73 4,861 73 2 5,644 73 Total comprehensive incarne 14 ) (1, (3 935, ,45 506) 347 1,382 4,899 448 Co nsolidated FINAM net income E Remeasuremenls 0 78 153 755 19 3,012 (5) 5,414 4,7005,414 2 448 4,188 5,862 other comprehensive incarne 1 ,506) ( 1,382 (393) (515) (515) Appropriations Tax effect 1 Other 4 94 3 177 70 453 703 Legal reserve Foreign exchange (4, 1, 281 382 variation in foreign investments 270 ) (270) TotalStatutory reserves 37 ,34 655 910 0 5, 3,784 49, 30,077 (3 ,784)120 ,012 97,005 Oividends Total other comprehensive (4, 299) income (439) (515) (439) (87) (526) %lnterest per on ca ma pital turity date 4.7% 29.1% 41.1% 25.1% (994)100.0% (99 4) (994) Balance at 03/31 12021 Total comprehensive income 1 ,7 021 140 529) 655 953 44, ,369 ,2, 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Change Total in the• 12/31/2021 period 4 ,642 7,386 374 (302) 30,470 4,219 (1,506) 29,627 2 1,38229,522 (393) 97,005 3,776 866 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Balance % per at 01 ma /01 /2022turity date ,57 058 144, 2, ,576 155 247 554 30. 0.0% 10 6% 90,729 7.6%(528) 31.4% (2,263) (1,486) 6,010 30.4% (7,213) 11 ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114 448 (1,501) (1 , Result of delivery of treaswy shares 15 2 6 449 511 511 1) Foreign borro wing are bas icall 1)y Amounts repre s en thattedwillbynotfo berei subsequently gn exchange reclassified trade to incarne transa . ctions relat ing to export pre-financin g and import finan cing. Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate reorganization 2cXIV , 3 (882) (882) (882) other t3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 6 ,,444 743 2 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 7 ,032 6,743 6,743 289 other comprehensive income (4 ,(4 299) ,299) 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 6 4,51 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 153, 393 ,902 ,217) 9 509 ,729 (2 1, 144 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3354 ,,674) 1 024 ) 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 101

ITAÚ UNIBANCO HOLDING S.A. f) Subordinated debt, including perpetual debts Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 Note O -30 31—180 181—365 Over 365 days Total Total 01/01 to 01/01 to Financial bills 156 6,690 Note 14 ,434 21,280 20,065 03/31/2022 03/31/2021 Euronotes 7,184 9,568 20,802 37,554 47,418 (-) Transaclion costs incurred 2c IV (4) (4) (9) Consolidated net income 7,032 5,862 Bonds 17 134 6,801 6,952 7,562 TotalFinancial asseis ai available for sale 156 13,891 9,698 42,037 65,78246 (1,506)75,036 % Changeper maturity datein fair value 0.2% 21.1% 14.7% 64.0% 100.0% (752) (3,137) Total -12/31/2021Tax effect 7,105 14,098 53,833 75,036410 1,369 % per maturity(Gains) / lasses transferreddate to incarne statement 9.5% 18.8% 71 .7% 100.0% 706 477 Tax effect (318) (215) In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 7,360 (R$ Hedge (60) (393) 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 9,857 (R$ 7,842 at 12/31/2021) with maturity from 181 toCash flow hedge 5fV (336) 639 365 days Change in fair valueand R$ 20,874 (R$ 32,741 at 12/31/2021) with maturity over 365 days, totaling R$ 38,091 (581) (R$ 47,670 at1,210 12/31/2021) and Subordinated Financial Bills in the amount of R$ 14,434 (R$ 13,639 at 12/31/2021) with maturity Tax effect 245 (571) over 365 days. Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 102

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome Principal amount Name of security /(ln millions of reais) currency lssue Maturity Return p.a. 06/30/2022 12/31/2021 (original currency) Subordinated financial bills—BRL 2,253 2012 2022 IPCA + 5.15% to 5.60% 6,797 6,380 Note 01/01 to 01/01 to 20 2012 2022 IGPM+ 4.63% 49 44 03/31/2022 03/31/2021 2,146 2019 Perpetuai 114% ofSELIC 2,322 2,187 Consolidated net income 935 2019 Perpetuai SELIC + 1 .17% to 1.19% 7,032 976 5,862976 Financial asseis ai available for sale 50 2019 2028 CDI + 0.72% 46 58 (1,506)55 Change in fair value 2,281 2019 2029 CDI + 0.75% (752)2,647 (3,137)2,502 450 2020 2029 CDI + 1.85% 51 1 481 Tax effect 410 1,369 106 2020 2030 IPCA + 4.64% 135 125 (Gains) / lasses transferred to incarne statement 1,556 2020 2030 CDI +2% 7061,771 1,664477 Tax effect (318) (215) 5,488 2021 2031 CDI +2% 6,014 5,651 Hedge Total (60)21,280 20,065(393) Cash flow hedge 5fV (336) 639 Subordinated euronotes—Change in fair value USD (581) 1,210 1,341 2012 2022 5.50% 7,184 14,742 Tax effect 245 (571) 1,814 2012 2023 5.13% 9,564 10,432 Hedge of nel investmenl in foreign operation 1,239 2017 Perpetuai 5fV 6.13% 2766,508 (1,032)6,997 Change in fair value 544 (1,973) 750 2018 Perpetuai 6.50% 4,000 4,262 Tax effect 750 2019 2029 4.50% (268)3,946 4,205 941 Remeasurements of liabililies for post-employmenl benefits698 < 1l 2020 Perpetuai 4.63% (4)3,716 3,9672 Remeasuremenls 500 2021 2031 19 3.88% (5)2,632 2,804 2 Total 37,550 47,409 Tax effect 1 Subordinated bonds—Foreign exchange variationCLP in foreign investments 27,776 1997 2022 7.45% to 8.30% (4,281) 17 1,38236 Total other comprehensive income (4,299) (515) 180,351 2008 2033 3.50% to 4.92% 1,296 1,423 Total comprehensive income 97,962 2009 2035 4.75% 2,733 987 5,3471,079 Comprehensive income attributable to the owners1,060,250of the parent company2010 2032 4.35% 2,444 97 4,899106 Comprehensive income attributable to non-controlling interests1,060,250 2010 2035 3.90% to 3.96% 289 223 448244 1,060,250 2010 2036 4.48% 1,064 1,160 1) Amounts that will not be subsequently reclassified to incarne. 1,060,250 2010 2038 3.93% 775 845 The accompanying notes are an integral part of these financial statements. 1,060,250 2010 2040 4.15% 104.29% 597 651 1,060,250 2010 2042 4.45% 291 317 57,168 2014 2034 3.80% 380 414 Total 5,727 6,275 Subordinated bonds—COP 104,000 2013 2023 IPC+2% 134 145 146,000 2013 2028 IPC+2% 188 203 705,706 2014 2024 LIB 903 939 Total 1,225 1,287 Total 65,782 75,036 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 103

ITAÚ UNIBANCO HOLDING S.A. Note 8—Insurance, private pension plan and premium bonds operations Consolidated Statement of Comprehensive lncome In (ln ITAÚ millions UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insuranceof reais) contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. Note 01/01 to 01/01 to I—Insurance and private pension plan: 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale• Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, 46 (1,506) to cover Change in fair valueamounts payable for future claims and expenses. In the calculation, the term to maturity of (752) risks assumed (3,137) and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is Tax effect 410 1,369 taken (Gains) / lasses transferreda daily basis.pro rata on to incarne statement 706 477 Tax effect (318) (215) Hedge•Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported (60) (393) and Cash unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve flow hedge 5fV (336) 639 funds and Change in fair valuepast-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable.(581) 1,210 When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of Tax effect 245 (571) claims reported but not yet paid, a total which may change during the process up to final settlement.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change • in fair valueProvision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of544 (1,973) expected amounts for settlement of claims incurred but not reported up to the calculation base date, includingTax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of Remeasuremenls 19 (5) 2 reinsurance operations and net of coinsurance operations. Tax effect 1 Foreign exchange variation• in foreign investments (4,281) 1,382 Total other comprehensive incomeMathematical provisions for benefits to be granted (PMBAC)—recognized for(4,299)the coverage(515)of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that Total comprehensive income 2,733 5,347 gives rise to the benefit and/or indemnity has not occurred.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to•Mathematical provisions for granted benefits (PMBC)—non-controlling interests recognized for the coverage of commitments to289 448 1) Amounts that will not be subsequently reclassified to incarne. pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the The event has occurred. accompanying notes are an integral part of these financial statements. •Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. •Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations. •Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted. •Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. II—Premium Bonds •Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 104

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome•Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the (ln millions of reais)certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. Note 01/01 to 01/01 to •Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been03/31/2022 03/31/2021 funded, but which, on the recognition date, had not yet been held. Consolidated net income 7,032 5,862 Financial asseis ai available• Provision for prize draws payable (PSP)for sale—recognized from the date when a prize draw is held until the46 (1,506) date of financial settlement, or the date when the evidence of payment of the obligation is received.Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) • / lasses transferredSupplementary provision for prize draws (PCS)to incarne statement—recognized to supplement the provision for prize draws706 477 to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.Tax effect (318) (215) Hedge (60) (393) Cash• flowProvision for administrative expenses (PDA)—hedge recognized for the coverage of the expected amounts of5fV (336) 639 administrative expenses for the premium bonds plans.Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 105

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. a)Consoli 1 369 , ‘ Stockholders Technical dated Statement of provisionsChang es in balances Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 ln surance Pens ion plan Prem ium bonds Total Tax effect Attributed to owners of the parent company (318) (215) 06/30/2022 1 2/31/2021 06/30/2022 12/3 1/2021 06/30/2022 12/31/2021 06/30/2022 12/31 /2021 Uneamed premiums (PPNG ) 3,346 2,846 12 Other comprehensive 12 incarne Total 3,358Total 2,858 ‘ stockhalders stockholders ‘ Hedge (60) (393) Mathematical provisions for benefits to be granted (PMBAC ) and graNote nted Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity—owners equity—non Total Capital of liabilities of post- adjustments of Cash flow hedge 20shares reserves 19 reserves 215,454 209,196 5fV (336 earnings) of the parent 215 639 ,474controlling 209,215 benefits (PMBC) securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 1, 210 Change in fair value benefits investments (581) Redempt ions and othe r unsettled amounts (PVR) 21 19 365 358 386 377 Bal Fina ance ncial at 01surp /01 /2021 lus (PEF) 734 (7, 136 ,593 919) 40 , 97,148 2 (907) 2,323 1 699 472 69(11,531) 6,273 701 11 ,113 147,706692 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Unsettled claims (PSL) 533 506 78 79 611 585 Cl Resutt aims of de / lievents ve ry of treasury incurred shares but n032 1, ot reported Hedge (IBNR) of nel investmenl in foreign 15 operation 345 374 334192 27 27 5fV 276 ( 566 372) 361566 Recognilion of share-based payment plans (494) (494) (494) Adm in istrative (PDA) and related POR ) expenses 973) 1, Change ( in fair value 26 29 69 65 544 ( 95 94 (lncrease) / Decrease to lhe owners of lhe parent company 15 505 505 OlherMathematical provision for premium bondsTax(P MC)effect and redemption (PR) (1) 3,273 (268)3,238 941(1)3,273 3,238(1) Reversai Prize draws of Dividen ds orpayable lnterest on capit (PSP)al and- declared to afterbe h previouseld66 1 (PSR) period 8 9 166 8 1669 Unclaimed Other provisions dividends and lnle rest on capital Remeasurements 1 29 of liabililies for post -employmenl 127 benefits < 1l (4) 73 73 2127 12973 T Total otal comprehensive technical incarne provisions (a) 93(3) ,224 405 4,420 3,883 216,704 (1,506) 210,428 1,3823,281 3,2475,414 4,899 448 217,5585,347 CurrentCo nsolidated net income Remeasuremenls 4 1 3,452 3,102 551 541 19 3,281 (5)3,2475,414 5,4 7, 2284 448 6,8905,862 other comprehensive incarne 1 ,506) ( 1,382 (393) (515) (515) Appropriations Non -current Tax effect 968 781 216,153 209,887 1 217,121 210,668 Legal reserve Foreign exchange 1, (4, 382 281 variation in foreign investments 270 ) (270) Statutory reserves 3,784 (3 ,784) Oividends Total other comprehensive 299) (4, income (439) (515) (439) (87) (526) lnterest on ca pital (99 4) (994) (994) b)Balance Assets at 03/31 guaranteeing 12021 technical Total comprehensive provisions income 2, 1 ,7 655 529) ,369 953 ,44, 021 140 15 97,148 (533) (1 ,034) ( (8,312) 2 ,733 5,347 11 ,979 152,348 Change in the period Comprehensive income ,642 4 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 144, 155 ,576 57 247 2, 058 ,554 90,729 (528) lnsurance (2,263) Pension plan (1,486) 6,010 Premium (7,213) bonds Tota 11 ,022l Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 06/30/2022 449 interests (335) 12/31/2021 06/30/2022 12/31/2021 06/30/2022 12/31/2021289 06/30/2022 114448 (1,501) 12/31/2021 (1 , Result of delivery of treaswy shares 15 2 6 449 511 511 lnterbank investments 1) Amounts that will not be subsequently reclassified to incarne. 282 187 629 969 387 368 1,298 1,524 SecuritiesRecognilion of andshare-basedderivative payment plansfinancial instruments ) (3 97 2 528 2 326 2 16 824 210 455 3 032 3 014 (397)222 384 215 795(397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) PGBL / VGBL fund quotas 111 202 892 197 648 202 892 197 648 Corporate reorganization 2cXIV 3, (882) (882) (882) otherGove t3l rnment securities—Brazil 144 200 149 276 144 200 149 276 40 40 40 Unclaimed National dividends treasury and lnterest bills, on capitalFinancial treasury bills and National treasu ry notes 129 126 ,271 ,741 77 77 126 ,271 129,74177 Total comprehensiveRepurchase income agreeme nts ,743 ,444 2 6 17 46,929 (4)19,535 (4 ,281) (60) 17,929 289 19,2,733535 Co nsohdated Corporate net income securities 42 654 36 712 6,743 6,743 42 654 289 36 7 712,032 other Shares, comprehensive Repurchase income Agreements D , ebent ures, Bank Depos it Certificates and Promissory and 299) (4 ,,299) (4 46 (4) (4,281) (60) 29,991 28,887 29,991 28,887 Appropriations Commercial Notes Legal Financial reserve bills 350 12,218 7,438 (350) 12 ,218 7,438 Statutory reserves 6 4,51 (4 ,516) Other 445 387 445 387 Dividends (301) (301) PGBL / VGB L fund quotas 15 ,,433 15 433 9,919 9,919 lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance Other at 03/ secu 31 /2022rities 12> 15 90, 729 (79) 509 ,393 ,217) 1, 729 153, ,9 902 144 (2 1,912 61 ,082 605 (1 ,490)1,741 (7 ,273) 605 1,741 Other government secur ities and priva te securi ties 2 528 2 326 13 932 12 807 3 032 3 014 19 492 18 147 Change in the period 3 449 (335,674) 1 )024 4 , 46 (4) (4,281) (60) (161) (1,513) ( Receivables from insuranc e and reinsurance operations l l 1 748 1 485 1 748 1 485 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Credit Cash flow rights hedge and hedge of net investment in foreign operation. 1, 485 270 1, 1, 270 1,485 3) lncludes Other the effects credit of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). 263 215 263 215 _TheT_o_accompan t_a_l _G_u_ a yi_r_ ng a_ not n_te es _e are_A_ ansin _s_e_ts~(b~)tegral part of___________________________________ these fi nancial stalements . 4,558 _ 3,998 2 17,453 211 ,424 225,430 218,804 Total Excess Coverage (b-a) 138 115 749 996 1,025 1,246 1) The PGBL and VGBL plans securities portfolios , the ow nership and embedded risks of w hich are the customer’s responsibility , are recorded as securities securities 8a , )—trading with a counterpart y to lliabilitie in Pension plan technical prov ision accounts (Note . 2) lncludes Derivative financial instruments, Share Loans and Accounts Recei vable/Pay able. 3) Recorded under Other receivables and Other assets. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 106

ITAÚ UNIBANCO HOLDING S.A. Note 9—Provisions, contingent assets and contingent liabilities Consolidated Statement of Comprehensive lncome In(ln millions of reais)the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets Note 01/01 to 01/01 to 03/31/2022 03/31/2021 There are no contingent assets recorded.Consolidated net income 7,032 5,862 b) Provisions and contingencies Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges Tax effect 410 are long-term,1,369 considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. (Gains) / lasses transferred to incarne statement 706 477 The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other Tax effect (318) (215) administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantlyHedge (60) (393) affect the results of its operations.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Civil lawsuits Tax effect 245 (571) In general, provisions and contingencies arise from claims related to the revision of contracts and compensation forHedge of nel investmenl in foreign operation 5fV 276 (1,032) material and moral damages. The lawsuits are classified as follows: Change in fair value 544 (1,973) Tax effect (268) 941 Collective lawsuits: Remeasurements of liabililies for post-employmenl Related to claims of a similar nature and with individual amounts that are not considered benefits <1l (4) 2 significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according toRemeasuremenls 19 (5) 2 statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Tax effect 1 Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as Foreign exchange variation in foreign investments (4,281) 1,382 guarantee for their execution when realized. Total other comprehensive income (4,299) (515) Individual lawsuits:Total comprehensive incomeRelated to claims with unusual characteristics or involving significant amounts. The probability of2,733 5,347 loss is ascertained periodically, based on the amount claimed and the special nature of each case. Comprehensive income attributable to the owners of the parent company 2,444The probability of4,899 loss is estimated according to the peculiarities of the lawsuits.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is aThe accompanying notes are an integral part of these financial statements. defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 107

ITAÚ UNIBANCO HOLDING S.A. Labor claims Consolidated Statement of Comprehensive lncome Provisions (ln millions of reais)and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Note 01/01 to 01/01 to Collective lawsuits: related to claims considered similar and with individual amounts03/31/2022 that are not 03/31/2021 considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a Consolidated net income 7,032 5,862 statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Financial asseis ai available for sale 46 (1,506) Provisions for Change in fair valuecontingencies are adjusted to reflect the amounts deposited into court as security for execution.(752) (3,137) Tax effect 410 1,369 Individual(Gains) / lasseslawsuits:transferred related to incarne to statementclaims with unusual characteristics or involving significant amounts.706 These are477 periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.Tax effect (318) (215) Hedge (60) (393) Otherrisks Cash flow hedge 5fV (336) 639 These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVSChange in fair value (581) 1,210 (salary variations compensation fund) credits assigned to Banco Nacional.Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) I—Civil, laborandother risks provisions Change in fair value 544 (1,973) Tax effect (268) 941 Below are lhe changesRemeasurements of liabililies for post-employmenl benefitsin civil, labor and other risks provisions: < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 06/30/2022 1 12/31/2021 Foreign exchange variation in foreign investments Note Civil Labor Other Risks Total(4,281) Total1,382 Opening balance—01/01 3,317 8,219 1,558 13,094 13,009 Total other comprehensive income (4,299) (515) (-) Provisions guaranteed by indemnity clause 2cXVI (225) (879) (1,104) (1,166) Total comprehensive income 2,733 5,347 Subtotal 3,092 7,340 1,558 11,990 11,843 Adjustment / lnterestComprehensive income attributable to the owners of the parent company 143 254 2,444397 4,899376 Changes in the period reflected in incarneComprehensive income attributable to non-controlling interests 397 1,183 239 2891,819 3,557448 1) Amounts that will not be subsequently reclassified to incarne. lncrease <1 The accompanying notes are an integral part of these financial statements.> 627 1,324 239 2,190 4,183 Reversai (230) (141) (371) (626) Payment (507) (1,152) (11) (1,670) (3,786) Subtotal 3,125 7,625 1,786 12,536 11,990 (+) Provisions guaranteed by indemnity clause 2cXVI 213 892 1,105 1,104 Closing balance 3,338 8,517 1,786 13,641 13,094 Current 1,353 2,306 442 4,101 4,223 Non-current 1,985 6,211 1,344 9,540 8,871 Closing balance at 12/31/2021 3,317 8,219 1,558 13,094 1) lncludes, in lhe labor provision, lhe effects of lhe Voluntary Severance Program andai 12/31/2021, lhe effects of lhe Provision for Reestructuring (Note 22g). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 108

ITAÚ UNIBANCO HOLDING S.A. II—Tax and social security provisions Consolidated Statement of Comprehensive lncome Tax and(ln millions of reais)social security provisions correspond to lhe principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Note 01/01 to 01/01 to The table below shows lhe change in lhe provisions: 03/31/2022 03/31/2021 Consolidated net income 06/30/2022 7,032 12/31/20215,862 Financial asseis ai available for sale Note Legal Obligation—46 (1,506) Tax and Social Note Total Total Change in fair value Security Obligations (752) (3,137) 11c Tax effect 410 1,369 Opening balance—01/01 3,352 3,146 6,498 6,810 (Gains) / lasses transferred to incarne statement 706 477 (-) Provisions guaranteed by indemnity clauseTax effect 2cXVI (71) (318)(71) (215)(71) Subtotal 3,352 3,075 6,427 6,739 Hedge (60) (393) Adjustment / lnterest 248 124 372 202 Changes in the period reflected in incarneCash flow hedge 12 5fV 18 (336)30 6398 lncreaseChange in fair value 51 34 (581 85) 1,210180 ReversaiTax effect (39) (16) 245(55) (571 (172) ) Payment (25) (25) (523) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Subtotal 3,612 3,192 6,804 6,426 Change in fair value 544 (1,973) (+) Provisions guaranteed by indemnity clause 2cXVI 73 73 72 Closing balanceTax effect 3,612 3,265 (268)6,877 6,498941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Current 40 19 59 10 Non-currentRemeasuremenls 3,572 19 3,246 6,818(5) 6,488 2 Closing balance atTax effect 12/31/2021 3,352 3,146 6,4981 Foreign exchange variation in foreign investments (4,281) 1,382 The main discussions related to Tax and social security obligations are described below:Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive •INSS – Non-compensatory Amounts – R$ 1,870: the non-levy of social security contribution on amounts paid income attributable to the owners of the parent company 2,444 4,899 as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,103.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements.•PIS and COFINS – Calculation Basis – R$ 655: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 642. III—Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 5,599 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 576 (R$ 448 at 12/31/2021). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 37,464 (R$ 35,855 at 12/31/2021), and the main cases are described below: •INSS – Non-compensatory Amounts – R$ 8,424: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. •ISS – Banking Activities/Provider Establishment – R$ 5,455: the levy and/or payment place of ISS for certain banking revenues are discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 109

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome•IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,107: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.(ln millions of reais) •IRPJ and CSLL – Goodwill – Deduction – R$ 3,557: the deductibility of goodwill for future expected Note 01/01 to 01/01 to profitability on the acquisition of investments. 03/31/2022 03/31/2021 Consolidated •PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,524: discussing the accounting net income 7,032 5,862 and tax treatment of PIS and COFINS upon settlement of leasing operations. Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax • effect IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,633: cases in which the liquidity 410 1,369 and the certainty of credits offset are discussed.(Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge • IRPJ and CSLL – Disallowance of Losses – R$ 1,275: discussion on the amount of tax loss (IRPJ) and/or(60) (393) socialCash flow hedgecontribution (CSLL) tax loss carryforwards used by the Federal Revenue5fV Service when(336drawing) up 639 tax assessment notes that are still pending a final decision. Change in fair value (581) 1,210 Tax effect 245 (571) Hedge • of IRPJ nel investmenl in foreign operationand CSLL—Deductibility of Losses with Loan Operations – R$ 5fV 765: tax assessments276 issued(1,032) for requirement of IRPJ and CSLL due to the alleged non-compliance with the legal criteria for the deduction of losses inChange in fair value 544 (1,973) the receipt of loans.Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 c) Accounts receivable – Reimbursement of provisions Remeasuremenls 19 (5) 2 TheTax effectreceivables balance arising from reimbursements of contingencies totals R$ 868 (R$ 888 1 at 12/31/2021) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process, when the StateForeign exchange variation in fore ign investments (4,281) 1,382 of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor Total other comprehensive income (4,299) and tax and social (515) security claims. Total comprehensive income 2,733 5,347 d) Guarantees of contingencies, provisions and legal obligations Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The guarantees related to legal proceedings involving ITAÚ UNI BANCO HOLDING CONSOLIDATED and basically consist of: The accompanying notes are an integral part of these financial statements. 06/30/2022 12/31/2021 Note Civil Labor Tax Total Total Deposits in guarantee 10a 1,789 1,985 9,268 13,042 12,264 lnvestment fund quotas 406 143 71 620 690 Surety 71 50 4,110 4,231 4,115 lnsurance bond 1,589 1,422 15,766 18,777 18,771 Guarantee by government securities 7 244 251 242 Total 3,862 3,600 29,459 36,921 36,082 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 110

ITAÚ UNIBANCO HOLDING S.A. Note 10—Breakdown of accounts Consolidated Statement of Comprehensive lncome a) Other receivables—Sundry (ln millions of reais) Note 06/30/2022 12/31/2021 01/01 to 01/01 to Foreign exchange portfolio 10bNote 03/31/2022106,857 03/31/202189,604 Trading and intermediation of securities 16,205 17,465 Consolidated net incomeDeposits in guarantee of contingencies, provisions and legal obligations 9d 13 7,032,042 12,2645,862 Operations without credit granting characteristics, net of provisionsFinancial asseis ai available for sale 5,38246 (1,506)4,716 Incarne receivableChange in fair value 3,691(752) (3,137)3,344 Sundry domesticTax effect 4,449410 2,9731,369 Receivables from insurance and reinsurance operations(Gains) / lasses transferred to incarne statement 1,808706 1,565477 Sundry foreignTax effect 1,538(318) (215)621 Net amount receivables from reimbursement of provisionsHedge 9c 868(60) (393)888 Asseis of post-employment benefit plansCash flow hedge 19e5fV (336)487 493639 Other 2,71 1 1,908 Change in fair value (581) 1,210 Total 157,038 135,841 Tax effect 245 (571) Current 134,950 116,940 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Non-current 22,088 18,901 Change in fair value 544 (1,973) Tax effect (268) 941 b) Foreign exchange portfolio Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect Note 06/30/2022 1 12/31/2021 Foreign exchange variationAssets—other receivablesin foreign investments 10a 106,857(4,281) 89,6041,382 Total other comprehensive incomeExchange purchase pending settlement—foreign currency 58,349(4,299) 49,597(515) Total comprehensiveBills of exchange and tenn documents—income foreign currency 2,7332 5,34736 Comprehensive income attributable to the ownersExchange sale rights—local currency of the parent company 2,444 4,899 49,768 40,615 Comprehensive income attributable to non-controlling interests 289 448 (Advances received)- local currency (1,262) (644) 1) Amounts that will not be subsequently reclassified to incarne. Liabilities—other liabilities 2a, 10d 109,676 90,876 The accompanying notes are an integral part of these financial statements. Exchange sales pending settlement—foreign currency 50,270 40,864 Liabilities from purchase of foreign currency—local currency 59,125 49,722 Other 281 290 Offsetting accounts 3,984 3,949 Outstanding import credits—foreign currency 2,135 2,238 Confirmed export credits—foreign currency 1,849 1,711 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 111

ITAÚ UNIBANCO HOLDING S.A. c) Prepaid expenses Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 Publicity and advertising 917 865 Commissions related to software maintenance Note 01/01 to823 01/01 to 640 03/31/2022 03/31/2021 Commissions 243 265 Consolidated net incomeRelated to payroll loans 7,032 5,86232 Financial asseis ai availableRelated to insurance and pension planfor sale 2046 (1,506)17 ChangeRelated to vehicle financingin fair value (752 6 ) (3,137) 4 Tax effect 410 1,369 Other 217 212 (Gains) / lasses transferred to incarne statement 706 477 Credit Card Operating Expenses 539 292 Tax effect (318) (215) Legal Protection lnsurance 179 188 Municipal TaxHedge 64(60) (393)1 Cash flow hedge 5fV (336) 639 Other 1,063 820 Change in fair value (581) 1,210 TotalTax effect 3,828245 3,071(571) Current 3,544 2,665 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Non-current 284 406 Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 d) Other liabilities—Sundry Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments Note 06/30/2022(4,281) 12/31/20211,382 Total other comprehensive incomeForeign exchange portfolio 10b 109,676(4,299) 90,876(515) Total comprehensive incomePayment transactions 47,3952,733 46,0255,347 Trading and in Comprehensive income attributable to the ownerstermediation of securities of the parent company 17,7092,444 12,5394,899 Charging and collectionComprehensive income attributable to non-controlling interestsof taxes and similar 9,036289 385448 Social and statutory1) Amounts that will not be subsequently reclassified to incarne. 6,894 7,853 Tran The accompanying notes are an integral part of these financial statements.sactions related to credit assignments 6f 833 1,004 Provisions for sundry payments 2,767 2,679 Sundry foreign 4,065 4,692 Sundry domestic 4,168 3,398 Personnel provision 2,673 2,244 Funds to be released 3,759 4,405 Obligations on official agreements and rendering of payment services 1,671 1,261 Liabilities from post-employment benefit plans 19e 2,637 2,209 lncome receivable 2,482 3,106 Other 1,380 2,205 Total 217,145 184,881 Current 204,880 171,636 Non-current 12,265 13,245 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 112

ITAÚ UNIBANCO HOLDING S.A. e) Commissions and Banking Fees Consolidated Statement of Comprehensive lncome (ln millions of reais) 01/01 to 01/01 to 06/30/2022 06/30/2021 Note 01/01 to 01/01 to Credit and debit cards 9,277 7,237 03/31/2022 03/31/2021 Consolidated net incomeCurrent account services 3,8867,032 3,8025,862 Asset management 4,029 3 761 Financial asseis ai available for sale 46 (1,506) ChangeFundsin fair value 3,584(752) 3,380(3,137) Tax effectConsortia 445 410 1,369381 (Gains) / lasses transferred to incarne statement 706 477 Credit operations and Financial guarantees provided 1 460 1 365 Tax effect (318) (215) HedgeCredit operations 816 (60) 782(393) Cash flow hedgeFinancial guarantees provided 5fV 644(336) 583639 Collection servicesChange in fair value 976(581) 1,210989 Advisory services and BrokerageTax effect 1,780 245 1,525(571) Custody servicesHedge of nel investmenl in foreign operation 5fV 315 276 (1,032)298 Change in fair value 544 (1,973) Other 1,289 1,601 Tax effect (268) 941 RemeasurementsTotal of liabililies for post-employmenl benefits < 1l 23,012 (4) 20,5782 Remeasuremenls 19 (5) 2 Tax effect 1 f) Personnel expenses Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) 01/01 to 01/01 to Total comprehensive income Note 2,733 5,347 06/30/2022 06/30/2021 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Compensation (5,589) (5,046) Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be Employees’ profit sharing subsequently reclassified to incarne. (2,676) (2,431) The accompanying notes are an integral part of these financial statements.Welfare benefits (2,727) (2,154) Payroll charges (1,874) (1,698) 1 Dismissals ( > (531) (623) Training (47) (33) 2 Share-based payment ( > 15f (58) (52) Total (13,502) (12,037) 1) At 06/30/2022, includes the effects of the Voluntary Severance Program and at 06/30/2021 , includes the effects of the provision for restructuring (Note 22g). 2) As a result of the reduction of the minotity interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 15f). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 113

g) Other administrative expenses

	01/01 to 06/30/2022	01/01 to 06/30/2021
Third-Party and Financial System Services, Security and Transportation	(3,598)	(3,517)
Data processing and telecommunications	(1,963)	(1,916)
Installations	(1,507)	(1,488)
Depreciation and amortization	(2,031)	(2,022)
Advertising, promotions and publicity	(773)	(435)
Materials	(258)	(192)
Travel expenses	(79)	(17)
Other	(727)	(558)
Total	**(10,936)**	**(10,145)**

h) Other operating expenses

	01/01 to 06/30/2022	01/01 to 06/30/2021
Selling - credit cards	(2,915)	(2,163)
Selling of non-financial products	(1,015)	(372)
Operations without no credit granting characteristics, net of provision	137	(1,159)
Amortization of goodwill	(119)	(258)
Claims losses	(437)	(284)
Refund of interbank costs	(194)	(187)
Impairment	(1)	(433)
Other	(926)	(821)
Total	**(5,470)**	**(5,677)**

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 114

ITAÚ UNIBANCO HOLDING S.A. a) Expenses for taxes and contributions Consolidated Statement of Comprehensive lncome I- Breakdown of Income tax and social contribution calculation on net income: (ln millions of reais) 01 /01 to 01/01 to Due on operations for the period 01/01 to 01/01 to Note 06/30/2022 06/30/2021 03/31/2022 03/31/2021 lncome before income tax and social contribution 19,341 20,790 Consolidated net income 7,032 5,862 Charges (incarne tax and social contribution) at lhe rates in effect (8,703) (9,356) Financial asseis ai available for sale 46 (1,506) lncrease / decrease in income tax and social contribution charges arising from: Change in fair value (752) (3,137) Tax effect 410 1,369 Equity incarne in affiliates and joint ventures 296 396 (Gains) / lasses transferred to incarne statement 706 477 Foreign exchange variation on investrnents abroad (24) (436) Tax effect (318) (215) lnterest on capital 525 1,126 Hedge <1> (60) (393) Other nondeduclible expenses net of non taxable incarne 3,084 3,478 Cash flow hedge 5fV (336) 639 lncome tax and social contribution expenses (4,822) (4,792) Change in fair value (581) 1,210 Related to temporary differences Tax effect 245 (571) lncrease / (reversai) for lhe period 325 (2,101) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) (Expenses) / lncome related to deferred taxes 325 (2,101) Change in fair value 544 (1,973) Total income tax and social contribution expenses (4,497) (6,893) Tax effect (268) 941 1) lncludes temporary (additions) and exclusions. Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 II—Tax expenses Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 01/01 to 01/01 to Total other comprehensive income (4,299) (515) 06/30/2022 06/30/2021 Total comprehensive income 2,733 5,347 PIS and COFINS (3,51 O) (3,008) ISSComprehensive income attributable to the owners of the parent company (788)2,444 (728)4,899 Comprehensive income attributable to non-controlling interests 289 448 Other (389) (350) Total1) Amounts that will not be subsequently reclassified to incarne. (4,687) (4,086) The accompanying notes are an integral part of these financial statements. The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (159) (R$ (184) from 01/01 to 06/30/2021) and are mainly composed of PIS and COFINS. III—Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 115

Consolidated net income 7,032 5,862 1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. b)Consoli ,1 369 ‘ Stockholders Deferreddated Statement taxes of Changes in EquityTax effect 410 (ln millions ot reais) (Gains) / lasses transferred to incarne statement 706 477 I—The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive incarne Total Total Hedge Origin (60) Deferred stockholders Tax(393)’ Assetsstockhalders ‘ Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent639 controlling securities employment foreign lassesRealization—/ company interests /2 022 06/30 Adjustments 12/31/2021 PJ 12/31/2021 Hedge (2l lncrease 06/30/2022 1, 210 Change in fair value benefits investments Reversai (581) Balance at 01 /01 /2021 531) ,593 136 (7, ,734 1 ,40 919) 97,148 (907) 2,323 472 ( 6,273 11 ,113 147,706 Transactions Reflected with owners in income 14 759 ,897 ,55 Tax effect 374 (302) (11,834) 245 (571 72 ) 505 58,822577 ResuttProv ofision delive ryfor of treasury sharesloan lasses 741 ,506 69 33, 032 1, Hedge of nel investmenl in foreign 15 operation 374 192 72,637 5fV 31 ,884 276(4,645) (5666,502) 566 Recognilion Related of toshare-based payment planstax lasses and social contribution loss carryforwards (494) 3,626 (121) (494)2,509 6,014(494) (lncrease) / Decrease to lhe owners of lhe pa rent company973) 1, Change in fair value 15 544 ( 505 505 OlherProvision for profrt sharing 3,895(1) 5,249 2,265 (2,265) (1) 1,664 1,664(1) Reversai of Dividends or lnterest on capital—declared after previous period1 66 Tax effect (268) 166941 166 Provision for devaluation of securities with) 114 011 1, permanent impairment 1 2,245 2,310 1,040 ( 85 Unclaimed dividends and lnlerest on capital Remeasurements of liabililies for post-employmenl benefits < l (4) 73 73 2 73 TotAdj al comprehensiveustments incarne to fair value of Trading securities ) (1, 506) 93(3 179 (3, and Derivative financial instruments 470 6,342 3,1791,382 5,414 ) 4,899 241 448 2415,347 Consolidated net income Remeasuremenls 4 1 19 (5) 5,414 5,4 2 448 5,862 Adjustments of operations carried out on lhe futures settlement market 220 99 99 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Tax effect 1 Goodwill on purchase of investments 806 816 349 (9) 340 Legal reserve Foreign exchange 1, (4, 382 281 variation in foreign investments 270 ) (270) Provisi ons 1 43 13 844 13 5 848 (732) 918 6 034 Statutory reserves 3,784 (3 ,784) Oividends Total other comprehensive 299) (4, income (439) (515)(439) (87) (526) Civil lawsuits 1, 271 3,125 3,091 1,257 (228) 242 lnterest on ca pital 4) (99 (994) (994) BalanceLaborat 03/ claims 31 12021 Total comprehensive income 655 ,7 ,529) 2, 1 140 021 ,369 15 97,148 (533) 44, 7,442953 (1 ,034) 7,194 ( 3,175 (8,312) 2 ,733(493) 5,347 607 11 ,979 3,289152,348 ChangeTaxin theandperiodsocial security obligatIons Comprehensive income attributable to the owners 374 of the parent(302) company 3,2774,219 (1,506) 3,146 2 1,4161,382 (393) 2 ,444(1 1) 4,8993,776 69 866 1,4744,642 Balance at 01 /01 /2022 57 155 ,576 554 ,144, 058 247 2, 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 TransactionsLegal ob withliownersgations Comprehensive income attr 7) 38 ibutable to non-controlling 449 interests (335) 2,236 1,965 822 289 114 448 118 (1,501) (1940, Result of delivery of treaswy shares 15 6 2 449 511 511 Provision related to health insurance 1) opera Amounts tions that will not be subsequently reclassified to incarne. 910 906 362 2 364 Recognilion of share-based payment plans ) (3 97 (397) (397) (lncrease) / Decrease to l other non-deductible he owners provisions of lhe parenl company The accompany ing notes are an i 15 ntegra l part18 ,858 statements . of these financial 14,371 6,522 (769) 2,621 (1,501) 8,374(1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) Reflected in stockholders ‘ equity 2,410 (676) 1,097 2,831 other t3l 40 40 40 UnclaimedAdjustments dividends and lnterest to fair valueon capital of available for sale securities 3,727 3,030 1,357 (676) 77 771,011 1,69277 Total comprehensive income 6 2 ,444 ,743 46 (4) (4 ,281) (60) 289 2,733 Consohdated net incomeCash flow hedge 032 ,7 1,193 1,026 512 6,743 6,743 83 289 595 othe Post r comprehensive -employment income benefrts (4 ,299) 1,209 46 1,202 (4) (4,28 5411) (60) 3 (4 544,299) Appropriations Total 11•21 ,122 ,154 120 250 58,307 (12,510) 15,856 61 ,653 Legal reserve 350 (350) Social Statutory reserves contribution for offsetting arising from Option established in article 8° of Provisional 4,51 6 (4 ,516) Dividends 65 (301) (301)65 Measure lnteresl on ca pi nº.tal 2, 158-35 of August 24, 2001 (1 ,954) (1 ,954) (1 ,954) Balance1) Theataccounting 03/31 /2022 records of deferred tax asseis on income tax lesses and 15 /or social con 90, tr 729ibution loss(79)carryforwards, 729 ,509 1, 144 9 , 1,912 as well61 as,082those aris(2 ing trem,217) temporary (1 ,490) differences, are based(7 ,273)on technical feasibility 393studies which conside 153, r lhe902 e Change xpec tedin the gen perioderation of future taxable incarne, consideri ng the history of profitabil ity for each subsidi ary individua 449 lly, (335) an,,674) 4 1 024 d for the consolidated taken46 as a whole. (4) (4,281) (60) (161) (1,513) (2)1) lncludesDeferred Tax Assets arethe share in 0ther Comprehensive lncome classified of lnvestments in their total in Associates ityand Joint as No Venturesn-Crelatedurrent.to Available for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these fi nancial stalements . In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 3,776 (R$ 1,756 at 12/31/2021) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,772 (R$ 1,538 at 12/31/2021), Administrative provisions of R$ 45 (R$ 68 at 12/31/2021), Provisions for legal, tax and social security obligations of R$ 150 (R$ 70 at 12/31/2021), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 94 (R$ 6 at 12/31/2021), and Interest on capital of R$ 1,608 (R$ 0 at 12/31/2021) . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 116

Consolidated net income 7,032 5,862 506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. II -Consoli 1 369 , ‘ Stockholders Thedated Stat deferred ement of Chang es intax liabilities Equity Tax balance effect and its changes are represented by: 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Real izatio n / 1 /20 22 202 Tax effect Attributed to owners of the12 parent/31/ company (318) lncrease (215) 06/30 Reversai Other comprehensive incarne Total Total ‘ stockhalders ‘ stockholders Hedge (60) (393) Reflected in income Note Treasury Capital Revenue Available for sale Remeasurements 2,784 Conversion Gains(389 and ) Retained equity 3,—owners 533 equity—non 5 Total,928 Capital of liabilities of post- adjustments of Cash flow hedge shares reserves reserves 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Depreciatio n in excess—finance lease Adjustments PJ 137 Hedge (2l 137 1, 210 Change in fair value benefits investments (581) Balance atAdjustmen 01 /01 /2021 t of deposits 531) 1 734 919) (7, ,40 , in guarantee and provisio ns 97,148 (907) 2,323 472 1,4 ( 22 6,273 13694,593 11 ,113 1,147,706 516 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 ResuttPos of de t-liemp ve ry of treasury loymen shares t benefits 374 192 6 (3) 3 5666 1, 032 Hedge of nel investmenl in foreign 15 operation 5fV 276 (566) RecognilionAdjustments of share-based topayment fa ir v plansalue oftr ading securit ies and der ivative fina ncial instrumen ts (494) 121 (1 21) 2,773(494) 2,773(494) (lncrease) / Decrease to lhe owners of lhe parent company1, 973) Change in fair value 15 544 ( 505 505 Olher Adjustments of operat ions carried out on the futu re settlemen t marke t (1) 252 (252) 39(1) 39(1) Reversai of Dividends or lnterest on capital—declared after previous66 1 Tax period effect (268) 166941 166 Unclaimed Other dividends and ln lerest on capital Remeasurements 1, 457 of liabililies for post -employmenl benefits < 1l 846 (13) (4) 73 624 73 2 73 Total comprehensive incarne ,4(1, 5, (3 93347 ) 5 506) 14 1,382 4,899 448 Reflected Co nsolidated net income in stockho lders’ equ Remeasuremenlsity 4 1 120 19 (77) (5) 5,414 5,4 2 2 448 5,86245 other comprehensive incarne ,506) 1 ( 1,382 (393) (515) (515) Appropriations Adjust ments to fa ir value of avTaxailable effect for sale secu rities 114 (77) 1 2 39 LegalPost reserve -emp loym ent benefits Foreign exchange 1, (4, 281 382 variation in foreign investments 270 6 ) (270) 6 Statutory reserves 3,784 (3 ,784) 1 Total other comprehensive income (4,299) (515) Tota1 Oividends <> 2, 4 90 (466) (439) 3,535(439) (87) 5 ,973 (526) lnterest on ca pital 4) (99 (994) (994) Total comprehensive income 2,733 5,347 Balance 1) De atferred03/31 Ta 12021 x Liabilities are classi fied in their totality as2, 140 1 655 ,369 ,021 7 529) 953 44, , Non 15-Current. 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 Change in the period Comprehensive income 4 ,642 attributable to the owners 374 of the parent (302) company 4,219 (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 2, ,576 247 57 ,058 144, 155 554 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions with owners Comprehensive income attr 38 7)ibutable to non -controlling 449 interests (335) 289 114448 (1,501) (1 , InResu ITAÚlt of delivery UNIBANCO of treaswy shares HOLDING, deferred tax liabilities 15 totaled R$ 204 (R$ 449 248 at62 12/31/2021) and are represented by Adjustment of deposits 511 in guarantee and 511 1) Amounts that will not be subsequently reclassified to incarne. provisionsRecognilion of share of R$ 10-based payment plans (R$ 7 at 12/31/2021), Adjustments to fair value of trading (397) securities and derivative financial instruments of R$ 1 (R$ (397) 2 at 12/31/2021), (397) (lncrease) / Decrease to lhe owners of lhe parenl company The accompany ing notes are an i 15 ntegra l partstatements . of these financial (1,501) (1,501) Adjustments Corporate reorganization to fair value of available for sale securities 2cXIV 3, of R$ 11 (R$ 67 at 12/31/2021), (882) and Temporary adjustments on differences between accounting(882) GAAP (882) in other t3l 40 40 40 interest Unclaimed dividends abroad and lnterest of R$ on capital 182 (R$ 172 at 12/31/2021) . 77 77 77 Total comprehensive income ,2 ,444 6 743 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 7 ,032 6,743 6,743 289 other comprehensive income (4 (4 299) ,299) , 46 (4) (4,281) (60) Appropriations Legal reserve 350 (350) Statutory reserves 4,51 6 (4 ,516) Dividends (301) (301) lnteresl on ca pital (1 ,954) (1 ,954) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 729 ,217) ,393 902 153, (2 1, 509 144 ,9 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3351 ,674) 4 ,)024 46 (4) (4,281) (60) (161) (1,513) (1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). The accompan ying notes are an integral part of these fi nancial stalements . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 117

ITAÚ UNIBANCO HOLDING S.A. III—The estimate of realization and present value of deferred tax assets and social contribution to offset, Consolidated Statement of Comprehensive lncome arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are: (ln millions of reais) Deferred tax assets Social Deferred tax Net deferred Tax loss/social Year of realization Temporary contribution % liabilities % taxes % % contribution loss % Total % 01/01 to 01/01 to differences for offsetting ca rryforwards Note 03/31/2022 03/31/2021 2022 10,600 19.1% 3,863 64.2% 14,463 23.5% (925) 15.5% 13,538 24.3% Consolidated net income2023 15,746 28.3% 593 9.9% 16,339 26.5% (789) 13.2% 7,032 15,550 5,86227.9% 2024 11,179 20.1% 263 4.4% 11,442 18.6% (249) 4.2% 11,193 20.1% Financial asseis ai available for sale2025 6,357 11.4% 257 4.3% 6,614 10.7% (208) 3.5% 46 6,406 (1,506)11.5% Change2026in fair value 2,709 4.9% 250 4.2% 2,959 4.8% (182) 3.0%(752) 2,777 (3,137)5.0% After2026 9,048 16.2% 788 13.0% 9,836 15.9% 65 100.0% (3,620) 60.6% 6,281 11.2% Tax effect 410 1,369 Total 55,639 100.0% 6,014 100.0% 61,653 100.0% 65 100.0% (5,973) 100.0% 55,745 100.0% Present Value 11> (Gains) / lasses transferred49,705to incarne statement 5,607 55,312 51 (4,910) 706 50,453 477 1) The average funding rate, net of tax effects, was used to determine the present value. Tax effect (318) (215) Projections of future tax able incarne include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amountsHedge (60) (393) Cash flow hedge 5fV (336) 639 Net incarne in lhe financial statements is not directly related to lhe taxable incarne for incarne tax and social contribulion, due to differences between accounting criteria and lhe tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax asseis presenled above are not considered as an indication of future net incarne.Change in fair value (581) 1,210 IV—Deferred tax assets not accounted Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) At 06/30/2022,Change in fair valuedeferred tax assets not accounted for correspond to R$ 1,507 and result from544 Management’s (1,973) evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021). Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 c) Current tax liabilities Remeasuremenls 19 (5) 2 Tax effect Note 06/30/2022 1 12/31/2021 Taxes and contributions on incarne payableForeign exchange variation in foreign investments 3 ,856 (4,281) 3 1,382,401 Other taxes and contributions payable 3,137 3,453 Total other comprehensive income (4,299) (515) Legal obligations 9b li 3,612 3,352 Total comprehensive income 2,733 5,347 Total 10,605 10,206 CurrentComprehensive income attributable to the owners of the parent company 6,627 2,444 6,6624,899 Comprehensive income attributable to non-controlling interests 289 448 Non-current 3,978 3,544 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 538 (R$ 124 at 12/31/2021) and it is mainly comprised of Taxes and contributions on income payable and Other taxes and contributions payable of R$ 520 (R$ 108 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 118

506) 1, Financial asseis ai availab le for sale 46 (137) (3, Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Note Consoli 1 ,369Stockholders ‘ dated 12 -StatementInvestments of Chang es in Equity Tax effect 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 1 /202 /0 2 ITAÚ UNIBA NCO HOLDING S.A. (l i Changes from 01 to 06/30 Equity in earnings of Tax effect Attributed to owners of the parent Equ ity company in earnings of s ubisidiaries (318) (215) su bsld iarles Balance at f rom Other comprehensive incarne Changes in Adjustments ln Total Total /2 022 Hedge exchange rates(60 and ) marketable (393) 06/30 01/01 to stockhalders ‘ Com pa nies Changes in exchange Unrealized A mortization of Dividends paid / lnvestme nt Hed ge—securities of stockholders Corporate’ rates and lnvestment A djustments to 131 Adjustments to Events (5I Note results good will accrued Remeasurements Conversion equity—owners equity—non Total Stockho lders’ Treasury Capital Revenue Net lncome / Functional currencyRetaineds ubs idiarie s and Hedge—Functiona1 inves tor c riteria Available for sale invest~~ c rite ria results and Tota1l4I Gains and ) oss equity 2 Capital (L of liabilities of post- adjustments of other than the Real other Cash flow ehedge urre ~~! :: :ir t han 1 l shares reserves reserves 1 other 5fV (336 earnings) of the parent 639 controlling securities employment foreign lasses—company interests Adjustments PJ Hedge (2l 210 1, Change in fair value benefits investments (581) Balance at 01 /01 /2021 531) ,40 136 (7, 734 919) ,593 ,1 107 17 954 1 47 66 32 1 ) 2) ,811 ) ,1130 ,7 97,148 (907) 2,323 (1,071) 13,0 47288 63( ( 6,27313,044 (2, ( 11 ,141 113,596 147,70611,713 Tax effect 245 (571) Transactions ltaú Unibanco with S.A. owners 43) (2, ,,008 113 493 (1 169) 123 1,820 681 374115,553 (302) (445) 11,531 58 11,446 (803) 72(89) 505 9577,507 BancoResuttltaucard of deli S_Ave ry of treasury shares 305 1, 10 ,10 ,814 798 10, 874 1, 032 Hedge of nel investmenl in foreign 15 6 operation (23) 374 192 (355) 494 5fV 36 531 276 (100) (566) 566 Banco ltaú BBA S.A 27 3,1 2,509 (9) 54 2,554 623 626 (3) (50) 490 Recognilion of share-based payment plans 263 2, 2,271 (494) (150) 240 (1) (494) (494) 1, 973) Change in fair value 544 ( 2,360 ltaú(lncConsultoria rease) / Decrease de Valores to l Mobiliárioshe owners e Participações of lhe parent S.A company 1,081 (1) 15 1,080 (100) 50 50 5051,030 505156 Other Participalion 491 491 (21) 151 151 91 712 (1) Olher (1) (1) Fo Reversaire lgn of Dividends or lnterest on capital—declared after previous 8,3 19 (1 654 7, 9,3 ) 7 96 94 1, 5651 66 Tax periodeffect ) 192 (23) (134) ( 1 260 (26 (590)8) (588) 166941 166782 ltaú Corpbanca 3) (2 062 1, 4,426 (11) 192 5,669 (134) 297 (2) 295 (691) (672) 4,444 197 Unclaimed dividends and lnlerest on capital 1 73 73 73 Banco ltaú Uruguay S.A. Remeasurements 12 75 ) 2, ) 550 ,7 53 of liabililies 202 for post -employmenl 1 benefits 2 < l (76) ( 157(4) ( 2 2,823 209 TOtherotal comprehensive Participation incarne 93) (1, 347 506) ,45 14 (3 5, 301 (7) 972 134 (96) 2 1,382 40 (56) 96 4,899 4481,052 376 Remeasuremenls 137,81 20 1 ,141 142 3,303,443 4 ) (1,2 05 3,376 192 (23) (33) 19(106) (2,762)(5) (1 ,542) 2 149,915 12,495 Co nsolidated net income 4 1 5,414 5,4 448 5,862 1) ltall Unibanco Holding SA—Cayman Branch . consotidated in these financial statements has its. functional currency equal to that of the controlling company. The exchange variation of this investment is RS (118) (RS (67) from 01/01 to 06/30/2021) and is allocated in the heading Securities .and Deriva tive Financial lnstruments in the Statement of lncome 2) Adjustment other comprehensive arising from lhe inca standardizalion rne of lhe investee ‘s financial stalements according lo lhe1 ,506) inveslor’s .accounling policies ( 1,382 (393) (515) (515) 3)AppropriationsDividends approved and nol paid are recorded as lncome receivable . Tax effect 1 4) The exchange varialion of indirecl inves1merus in functional currency equal to the controlling company corresponds ,(2.) (3 138) 237 to RS (RS from 01/01 10 06/30/2021) 5) Corporate events arising from acquisilions . spin-offs. merges t. , akeovers, and capital increases or reductions Legal reserve Foreign exchange 281 1, 382 (4, variation in foreign investments 270 ) (270) Statutory reserves ) 9o 3,784 (3 ,784) bqultY share ln c apltai ( Total other comprehensive 299) (4, Net lnco income me/ 06/30/202:2 (515) Oividends Com panies Capital Stockho lders’ eq uity (Los s) (439) (439) (87) (526) Voting Share lnterest on ca pital (99 4) (994) (994) ln Brazil Total comprehensive income 2,733 5,347 Balance llaú Unibanoo at S.A.03/31 12021 69 784 123 2, 655 140 953 44, 529) 1 ,,369 021 7 ,54300% 00% 283.,608,,3, ,407100 ,.100 265 390 ,963 1511,531 3, 97,148 (533) (1 ,034) ( (8,312) 11 ,979 152,348 Change Banro ltaucard in the S.A.period Comprehensive 5, 512 income 10 860 ,4 642 .118 99% 933 99 ,, attr494 ibutable 237,962,639 to,781 the1,277 owners, 374 of the parent (302) company 4,219100.00% (1,506) 2 1,382 (393) 2 ,444 4,899 3,776 866 Balance Banco ltaú atBBA01S/.A.01 /2022 1, 326 3,127 4,474 474 ,435 436 , 155 247 058 144, 554 57 2, ,,576 623 90,729 4, (528) 99. 99% 100 .00% (2,263) (1,486) 6,010 (7,213) 11 ,022 Transactions ltaú Corretora with de Valoresowners S.A. Comprehensive 1, 050 income2,360 attr 100 523 .,482 00% .99 99% 38 7) 239 ibutable 27 , to non -controlling 811 ,503 449 interests (335) 289 114448 (1,501) (1 , ltaú Consultoria de Valores Mobiliários e Participações S.A. 656 1, 030 954 907 ,548 1, .00% 100 ,097.00% 100 50 Result of delivery of treaswy shares 15 6 2 449 511 511 Other Participalion 1) Amounts that will not be subsequently reclassified to incarne. Foreig Recognilion n of share-based payment plans 97(3) (397) (397) llaú(lncrease) CorpBanca / Decrease to lhe owners of lhe parenl company The accompany 15170 ing notes 16,221 are an i 15 1ntegra ,130 256 l part035,852,654 ,, . statements of these financial 26.30% (1,501) (1,501) Banro tlaú Uruguay S.A. 593 2,821 (76) 4,465133,954 , 100.00% Corporate reorganization 2cXIV , 3 (882) (882) (882) othert3l 40 40 40 Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 743 2 6 ,444 , 46 (4) (4 ,281) (60) 289 2,733 Co nsohdated net income 032 7 , 6,743 6,743 289 Theothefollowing r comprehensive tab le income presen ts l he surnrnary of lhe financ ial inforrnat ion of l he investrnen ts of ITAÚ UNI BANCO (4 ,299) (4 ,299) HOLDI NG. 46 (4) (4,281) (60) Appropriations Legal reserve 06/30/202 2 350 12/31/2021 01/01 to 06/30/ 2022 (350) 01/01 to 06/30/ 2021 Statutory reserves Cont ingent 4,51 6 Cont ingent Other Total (4 ,516) Other Total Dividends Total Assets Liabil ities Othe r Liabi lities Total Assets Liabi lities Other Liabilities cornprehensiv comprehens iv comprehensive cornprehens (301) (i301)ve lnteresl on ca pital e incarne e incarne (1 ,954) (1 incarne,954) incarne (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) 509 729 1, 393 (2 902 ,9 ,144 ,217) 153, 1,912 61 ,082 (1 ,490) (7 ,273) ln Brazil Change in the period 449 (3351 ,674) 024 ),4 46 (4) (4,281) (60) (161) (1,513) (1) lncludes ltaú Un theibanco share in 0t S.A.her Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lab 1, le for sale654 ,992securities. 14,559 133,763 ,1 ) 527 92 1, 444 ,403 13,958 102 (2, 9,081 (366) 9,713 2) lncludes Banco Cash ltaucaflow hedgerd S.A.and hedge of net investment in foreign operation. 159,804 842 23 ,968 145 ) 1, 185 889 ,19 819 22 ,096 (101) 393 (1 3) lncludes Banco the ltaúeffectsBBAof the S.A.adoption ofCMN Resolution No. 4,817/20 (Note 2a). 3,887 59 400 4,047 59 864 (48) 575 (53) 439 The ltaú accompan Corretora ying notes de are Valores an integral pa S.A.rt of these fi nancial stalements. 7,349 15 4,60 3 9,016 13 6,209 239 256 ltaú Consu ltoria de Valores Mobil iários e P articipações S.A. 1, 172 68 2 1,203 41 8 (2) 39 (1) 167 Foreign ltaú CorpBanca 181 ,585 41 13,054 199,157 35 13,810 (885) 245 (883) (65) Banco ltaú Uruguay S.A. 38 ,454 1, 677 33 ,791 888 (14) (90) (14) 195 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 119

ITAÚ UNIBANCO HOLDING S.A. Note 13—Fixed assets Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 12/31/2021 Fixed Assets < 1> Anual depreciation Cost Depreciation lmpairment Residual Residual rates 01/01 to 01/01 to Real Estate 6,511 (3,654) Note (136) 2,721 2,776 03/31/2022 03/31/2021 Land 858 858 855 Consolidated net income 7,032 5,862 Buildings and lmprovements 4%1010% 5,653 (3,654) (136) 1,863 1,921 Other fixed assetsFinancial asseis ai available for sale 14,612 (10,818) (40) 3,75446 (1,506)3,641 lnslallations and Furniture and equipament 10% to 20% 3,194 (2,376) (13) 805 786 Change in fair value (752) (3,137) Data processing systems 20% to 50% 8,967 (7,206) (27) 1,734 1,807 Tax effect 410 1,369 Other< 2> 10% to 20% 2,451 (1,236) 1,215 1,048 Total(Gains) / lasses transferred to incarne statement 21 ,123 (14,472) (176) 6,475706 6,417477 1) TheTax effectcontractual commitments for purchase of lhe fixed asseis totaled R$ 3, achievable until 2022. (318) (215) 2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 120

1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. Note Consoli ,1 369 Stockholders ‘ dated 14 -StatementGoodwill of Changes in and Intangible EquityTax effect assets 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 Tax effect lntangible assets 111 (318) (215) Attributed to owners of the parent company Association for the Other comprehensive incarne Total Total Hedge Goodwill and intagible (60) (393) stockhalders ‘ stockholders ‘ Note Total promotion and offer of lnternally developed 121 from acquisition Note Treasury Capital Re Softwarevenue Available Acquired for sale Remeasurements Conversion GainsOtherand intangible Retained assets equity- owners equity- non Total Capital of liabilities of post- adjustments of Cash flow hedge financial shares products reserves and reserves software 5fV (336 earnings ) of the parent639 controlling securities employment foreign lasses—company interests services Adjustments PJ Hedge (2l 210 1, Change in fair value benefits investments (581) Bal Annual a ance at 01 mo /01rtization /2021 rates 136 919) ,593 (7, Up to 20% 97,148 8%(907) 2,323 40,734 20% 472 (1,531) 20% 6,273 10% to 20% 11 ,113 147,706 Transactions with owners Tax effect 374 (302) 245 (571 72 ) 505 577 Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Recognilion of share-based payment plans (494) (494) (494) Cost 973) 1, Change in fair value 544 ( (lncrease) / Decrease to lhe owners of lhe parent company 15 505 505 Olher (1) (1) (1) Tax effect (268) 941 ReversaiBalance of Di atviden12/31/2021 ds or lnterest on capit al—declared after previous period66 1 13,085 2,647 6,176 11 ,157 6,414 166 39,479 166 Unclaimed Acq uisitions dividends and ln lerest on capital Remeasurements of liabililies for post-employmenl benefits < 1l 368 2,122 (4) 73 473 73 2 2,96373 Total comprehensive incarne 5, 5 93) (1, 347 ,4506) 14 (3 1,382 4,899 448 Rescissions / disposals Remeasuremenls (335) (2) 19 (5) (165) 2 (502) Co nsolidated net income 1 4 5,414 5,4 448 5,862 Exchange other comprehensive variation incarne (1,185) (128) (1(373),506) 1,382 (393) (64) (515) (1 ,750)(515) Appropriations Tax effect 1 OtherLegal reserve Foreign exchange 281 1, 382 (4, variation in foreign investments (8) 270 (1,268) 666 ) (270) 630 20 Balance Statutory reserves at 06/30/2022 11 ,565 2,511 3,784 4,901 13,945 (3 ,784) 7,288 40,210 Oividends Total other comprehensive 299) (4, income (439) (515)(439) (87) (526) lnterest on ca pital 4) (99 (994) (994) BalanceAmortization at 03/31 12021 Total comprehensive income 2, ,,1 529) 655 7 140 ,369 953 44, 021 15 97,148 (533) (1 ,034) ( (8,312)2,733 5,347 11 ,979 152,348 ChangeBalance in the at period12/31/2021 Comprehensive income ,4 642 attributable (8,436) to the owners 374 of the(1,366) parent(302) company 4,219 (3,912) (1,506) 2 1,382(4,220) (393) 2 ,444 (1 ,983) 4,8993,776 866 (19,917) Balance at 01 /01 /2022 144, 155 ,576 ,554 2, 247 57 058 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Amortiza tion expenses 1 31 Comprehensive income attributable (368) to non-controlling interests (53) (236) (781) 289 (591) 448 (2,029) Transactions with owners 38 7) 449 (335) 114 (1,501) (1 , Rescissions Result of delivery /ofdisposals treaswy shares 15 6 2 330 449 165 511 496511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans (3 97) (397) (397) Exchange variation 668 58 189 4 49 968 (lncrease) / Decrease to lhe owners of lhe parenl companyThe accompany ing notes are an i 15 ntegra l part. statements of these financial (1,501) (1,501) Corporate Other reorganization 2cXIV , 3 (23) 8 (882) 770 (325) (453) (882) (23)(882) other t3l 40 40 40 Balance at 06/30/2022 (7,829) (1,353) (3,188) (5,322) (2,813) (20,505) Unclaimed dividends and lnterest on capital 77 77 77 Total comprehensive income 743 6 ,2 ,444 46 (4) (4 ,281) (60) 289 2,733 lmpairment Co nsohdated net income 10h 7 ,032 6,743 6,743 289 Balance other comprehensive at 12/31/2021 income (1 ,428) 299) (4 ,,299) (4 (712) (171)46 (4) (4,28 (823)1) (60) (3,134) Appropriations lncrease Legal reserve 350 (1) (350) (1) Statutory reserves 6 4,51 (4 ,516) Exchange variation 200 58 258 Dividends (301) (301) Balance lnteresl on ca atpital06/30/2022 (1 ,228) (654) (171) (824) (1 ,954) (1 ,954) (2,877) (1 ,954) Balance at 03/31 /2022 15 90, 729 (79) ,153, 729 902 ,217) 1, (2 ,509 144 393 9 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 (3351 4 ,674) ,)024 46 (4) (4,281) (60) (161) (1,513) ( Book value 1) lncludes the share in 0ther Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. Balance at 06/30/2022 2,508 504 1,542 7,799 4,475 16,828 3) lncludes the effects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). Balance at 12/31/2021 3,221 569 2,093 6,114 4,431 16,428 The accompan ying notes are an integral part of these fi nancial stalements. 1) The conlraclual commilments for lhe purchase oi lhe new inlangibl e assels lolaled R$ 46 achievable by 2024 2) ln eludes amounts paid for acquisition of rights to provide services of payment of sa laries, proceeds, retirement and pen sion benefits and similar benefits. 3) Amortization expenses related to t he rights for acqu isit ion of payro lls and associations, in the amount of R$ (586) (RS (860) from 01/01 to 12/31/2021) are d isclosed in the expenses on financial operation. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 2,076 (R$ 2,714 at 12/31/2021) . Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 121

ITAÚ UNIBANCO HOLDING S.A. Note 15—Stockholders’ equity Consolidated Statement of Comprehensive lncome a) Capital (ln millions of reais) Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering ofNote 01/01 to 01/01 to shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per03/31/2022 03/31/2021 voting share in Consolidated net incomethe controlling block, and a dividend at least equal to that of the common shares. 7,032 5,862 Financial asseis ai available for sale 46 (1,506) The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Change in fair value (752) (3,137) Tax effect 06/30/2022 410 1,369 (Gains) / lasses transferred to incarne statement Number 706 477 Amount Tax effect Common Preferred Total (318) (215) HedgeResidents in Brazil 12/31/2021 4,929,997,183 1,771,808,645 6,701,805,828 (60) 62,020 (393) Cash flow hedgeResidents abroad 12/31/2021 28,293,176 3,074,036,3445fV 3,102,329,520 (336) 28,709639 Shares of capital stockChange in fair value 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348(581) 90,7291,210 Shares of capital stockTax effect 06/30/2022 4,958,290,359 4,845,844,989 9,804,135,348245 90,729(571) HedgeResidents in Brazilof nel investmenl in foreign operation 06/30/2022 4,929,868,051 1,683,764,8245fV 6,613,632,875276 61,204(1,032) Change in fair valueResidents abroad 06/30/2022 28,422,308 3,162,080,165 3,190,502,473544 29,525(1,973) 1 Treasury sharesTax effect ! > 12/31/2021 24,244,725 24,244,725(268) (528)941 RemeasurementsResult of delivery oftreasure sharesof liabililies for post-employmenl benefits < 1l (20,970,234) (20,970,234)(4) 4572 1 Treasury sharesRemeasuremenls! > 06/30/2022 3,274,49119 3,274,491(5) (71)2 Outstanding sharesTax effect 06/30/2022 4,958,290,359 4,842,570,498 9,800,860,8571 Outstanding sharesForeign exchange variation in foreign investments 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623(4,281) 1,382 1) OwnTotal other comprehensive incomeshares, purchased based on authorization of lhe Board of Directors, to be held in Treasury, for subsequent cancellation or(4,299) replacement in l (515)he market. Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Below is the average cost of treasury shares and their market price in reais. ln 2022, there was none acquisition ofComprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. treasury shares. The accompanying notes are an integral part of these financial statements. 06/30/2022 Cost / Market value Common Preferred Average cost 21 .76 Market value at 06/30/2022 19.53 22.67 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 122

ITAÚ UNIBANCO HOLDING S.A. I—Breakdown of dividends and interest on capital Consolidated Statement of Comprehensive lncome (ln millions of reais) 06/30/2022 Statutory individual net income 14,462 Adjustments: Note 01/01 to 01/01 to 03/31/2022 03/31/2021 (-) Legal reserve—5% (723) Consolidated net income 7,032 5,862 Dividend calculation basis 13,739 Financial asseis ai available for saleMinimun mandatory dividend—25% 46 3,435(1,506) Change in fair value (752) (3,137) Dividends and lnterest on Capital PaidTax effect / Accrued 410 3,4351,369 II—Stockholders’ yields (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Gross value Gross WHT(With Net Hedge (60) (393) per share (R$) holding tax) PaidCash flow hedge/ Prepaid 5fV 864 (336)(130) 639734 lnterest on capital—Change in fair value5 monthly installment paid from February to June 2022 0.0150 864 (581(130) ) 1,210734 Accrued (Recorded in Other Liabilities—Social and Statutory) 3,177 (476) 2,701 Tax effect 245 (571) lnterest on capital—1 monthly installment paid on 07/01/2022 0.0150 173 (26) 147 lnterestHedge on of nel investmenl in foreign operation capital 0.2605 5fV 3,004 276(450) (1,032)2,554 TotalChange in fair value- 01/01 to 06/30/2022 4,041 544(606) (1,973)3,435 Total—01/01 to 06/30/2021 3,419 (381) 3,038 Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 c) Capital reserves and profit reserves—ITAÚ UNIBANCO HOLDING Remeasuremenls 19 (5) 2 Tax effect 1 06/30/2022 12/31/2021 Foreign exchange variation in foreign investments (4,281) 1,382 Capital reserves 2,085 2,247 Total other comprehensive income (4,299) (515) Premium on subscription of shares 284 284 Total comprehensive income 2,733 5,347 Share-based payment 1,800 1,962 Reserves from tax incentives, restatement Comprehensive income attributable to the owners of equity of the parent company securities and other 2,4441 4,8991 Profit reservesComprehensive income attributable to non-controlling interests 64,778 289 55,165448 1) Amounts that will not be subsequently reclassified to incarne.Lega1 < 1 > 14,309 13,586 The accompanying notes are an integral part of these financial statements.2 Statutory < > 50,469 41 ,579 1) lts purpose is to ensure the integrity of capital, compensate loss or increase capital. 2) lts main purpose is to ensure the remuneration flow to shareholders. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 123

ITAÚ UNIBANCO HOLDING S.A. d) Reconciliation of net income and stockholders’ equity (Note 2c I) Consolidated Statement of Comprehensive lncome (ln millions of reais) Net income Stockholders’ equity Note 01/01 to 01/01 to 06/30/2022 12/31/2021 06/30/2022 06/30/2021 ITAÚ UNIBANCO HOLDING 14,462 Note 12,793 01/01 to151 ,236 01/01 to144,564 Amortization of goodwill 3 20 03/31/2022 10 03/31/2021(101) Conversion adjustments of foreign investments 2c li (799) 76 (682) 64 Consolidated net incomeHedge of net investments in foreign operations (1 ,499) 147 7,032(1,359) 5,862122 Financial asseis ai available for saleTax effects—hedge of net investments in foreign operations 700 (71) 46677 (1,506)(58) OtherChange in fair value 513 85 (752)75 (3,137)27 ITAÚ UNIBANCO HOLDING CONSOLIDATED 14,179 12,974 150,639 144,554 Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 e) Non-controlling interests Tax effect (318) (215) Hedge Stockholders’ equity (60)Incarne (393) Cash flow hedge 5fV 01/01 to(336) 01/01 to 639 06/30/2022 12/31/2021 Change in fair value 06/30/2022(581) 06/30/20211,210 ltaú CorpBancaTax effect 7,191 9,075 (485)245 (560)(571) ltaú CorpBancaHedge of nel investmenl in foreign operationColombia S .A. 18 5fV469 276(1) (1,032)(17) FinanceiraChange in fair valueltaú CBD S.A. Crédito, Financiamento e Investimento 750 708 (42)544 (1,973)(105) Luizacred S.A. Soe. de Crédito, Financiamento e Investimento 543 558 15 (98) Tax effect (268) 941 Other< 1> 1,533 212 (31) (44) Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Total 10,035 11,022 (544) (824) 1) As fromRemeasuremenls2022, in accordance with Regulatory lnstruction No. 272 of 04/01/2022, it includes non-controlling19 interests of consolidated(5) investment2 funds.Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 f) Share-based payment Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in Comprehensive income attributable to non-controlling intereststhe medium and long term corporate development process. 289 448 1) Amounts that will not be subsequently reclassified to incarne. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limitingThe accompanying notes are an integral part of these financial statements. dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: Note 01/01 to 01/01 to 06/30/2022 06/30/2021 Partner Plan 1 0f (58) (52) Share-based plan (169) (192) Tota1<1 > (227) (244) 1) As a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021 , there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses—Compensation (Note 1 0f). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 124

ITAÚ UNIBANCO HOLDING S.A. I—Partner Plan Consolidated Statement of Comprehensive lncome (ln millions of reais) The program enables employees and managers oi ITAÚ UNIBANCO HOLDING to investa percentage oi their bonusto acquire shares and share-based instruments. There is a lockup period oi lrom three to five years, counted Iram lhe initial investment date, and lhe shares are thus subject to market price variations. Alter complying with lhe preconditions outlined in lhe program, beneficiaries are entitled to receive shares as consideration, in accordance with lhe number oi shares indicated in lhe regulations. 01/01 to 01/01 to Note 03/31/2022 03/31/2021 The acquisition price oi shares and share-based instruments is established every six months as lhe average oi lhe share price over lhe last 30 days, which is performed on lhe seventh business day prior to lhe remuneration grant date.Consolidated net income 7,032 5,862 The lair value oi lhe consideration in shares is lhe market price at lhe grant date, less expected dividends. Financial asseis ai available for sale 46 (1,506) Change in the Partner Program Change in fair value (752) (3,137) Tax effect 01/01 to410 01/01 to 1,369 06/30/2022 06/30/2021 (Gains) / lasses transferred to incarne statement 706 477 Tax effect Quantity(318) Quantity(215) 11> Opening balance 36,943,996 36,291,760 Hedge (60) (393) New 21 ,488,000 8,094,693 DeliveredCash flow hedge 5fV (9,226,877)(336) (11 ,652,700)639 CancelledChange in fair value (582 (581 ,431) ) (2 ,007,210) 1,210 Closing balance 48,622,688 30,726,543 Tax effect 245 (571) Weighted average of remaining contractual life (years) 2.72 2.31 Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Market value weighted average (R$) 22.21 20.27 1) As Change in fair value a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the544 (1,973) numberTax effectof ITUB4 shares to be delivered under the variable compensation plans. (268) 941 of liabililies for post-employmenl benefits 1l Remeasurements < (4) 2 II—Variable Compensation Remeasuremenls 19 (5) 2 Tax effect 1 ln this plan, part of theForeign exchange variation in foreign investmentsadministrators variable remuneration is paid in cash and part in shares during a period of(4,281) three years1,382 Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internai Total other comprehensive income (4,299) (515) regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring incarne realized Total comprehensive income 2,733 5,347 or the negative incarne for the period. Comprehensive income attributable to the owners of the parent company 2,444 4,899 ManagementComprehensivemembers become eligible for the receipt of these benefits according to individual performance, business performanceincome attributable to non-controlling interests 289 448 or both. The benefit amount is established according to the activities of each management member who should meet at least the1) Amounts that will not be subsequently reclassified to incarne. performance and conduct requirements.The accompanying notes are an integral part of these financial statements. The fair value of the share is the market price at its grant date Change in share-based variable compensation 01/01 to 01/01 to 06/30/2022 06/30/2021 Quantity Quantity 11 Opening balance l 36,814,248 27,407,231 New 21 ,609,092 14,371,723 Delivered (14,263,138) (10,814,168) Cancelled (568,571) (1 ,269,818) Closing balance 43,591,631 29,694,968 Weighted average of remaining contractual life (years) 1.41 1.53 Market value weighted average (R$) 24.82 28.60 1) As a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Note 16—Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 125

ITAÚ UNIBANCO HOLDING S.A. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated Consolidated Statement of Comprehensive lncome and do not affect the consolidated statements. (ln millions of reais) The principal unconsolidated related parties are as follows: Note 01/01 to 01/01 to •Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder 03/31/2022 03/31/2021 of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Consolidated net income 7,032 5,862 Financial • asseis ai available for sale 46 (1,506) ChangeThe associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz –in fair value (752) (3,137) Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPETax effect 410 1,369 S.A., Alpargatas S.A. and XP Inc. (Note 3).(Gains) / lasses transferred to incarne statement 706 477 Tax • effect Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., (318) (215) BSF Holding S.A. and XP Inc. (Note 3).Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change •Pension Plans: Fundaçăo Itaú Unibanco – Previdęncia Complementar and FUNBEP – Fundo de Pensăo in fair value (581) 1,210 Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚTax effect 245 (571) UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax • effectAssociations: Associaçăo Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO(268) HOLDING941 CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative andRemeasurements of liabililies for post-employmenl benefits < 1l (4) 2 innovative technologies, business models and solutions; the produce and disseminate the resulting technical andRemeasuremenls 19 (5) 2 scientificTax effect knowledge; the attract and bring in new information technology talents that may be characterized1 as startups; and to research, develop and establish ecosystems for entrepreneur and startups.Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income•Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and 2,733 5,347 by the proceeds generated by their assets, Comprehensive income attributable to the owners of the so that they can accomplish their objectives and parent company 2,444 to maintain their 4,899 operational and administrative structure: Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and The accompanying notes are an integral part of these financial statements. guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 126

ITAÚ UNIBANCO HOLDING S.A. a) Transactions with related parties Consolidated Statement of Comprehensive lncome (ln millions of reais) ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenues / (Expenses) Annual rate 01/01 to 01/01 to 06/30/2022 12/31/2021 06/30/2022 06/30/2021 Note 01/01 to 01/01 to lnterbank investments 56,393 65,74403/31/2022 1,57103/31/2021 1,569 Consolidated net incomeltaú Unibanco S.A. Nassau B ranch 1.57% to 6.61% 48,434 58,315 7,032 1,172 5,8621,438 Financial asseis ai available for saleOther 13.15% 7,959 7,429 46 399 (1,506)131 Securities and derivative financial instruments (assets and liabilities) (422) (93) 236 927 Change in fair value (752) (3,137) lnvestment funds (422) (93) 236 918 Tax effect 410 1,369 Other 9 Deposits(Gains) / lasses transferred to incarne statement 706 (4) 477(2) OtherTax effect (318) (4) (215)(2) Funds from acceptances and issuance of securities (411) (596) (4) Hedge (60) (393) ltaú Unibanco S.A. Nassau Branch (411) (596) (4) AmountsCash flow hedgereceivable (payable) / Commissions and banking fees, (470)5fV (191) (336) (5) 639(11) Administrative expenses and/or Other operationalChange in fair value (581) 1,210 ltaú Corretora de Valores S.A. (1) (4) (8) ltaú Tax effect Unibanco S.A. Nassau Branch (540) (260) 245 (571) ltaú Unibanco S. Hedge of nel investmenl in foreign operationA. 5fV76 76 276 (1,032) OtherChange in fair value (6) (6) 544 (1) (1,973)(3) Donation (500) Fundação ltaú para a Educação e CulturaTax effect (268) (500)941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls ITAÚ UNIBANCO HOLDING CONSOLIDATED19 (5) 2 Tax effect Assets / (Liabilities) Revenues1 / (Expenses) Annual rate 01/01 to 01/01 to Foreign exchange variation in foreign investments 06/30/2022 12/31/2021 (4,281)06/30/2022 06/30/20211,382 lnterbank investmentsTotal other comprehensive income 5,000 2,301 (4,299) 121 (515)33 Total comprehensive income 2,733 5,347 Other 13.15% 5,000 2,301 121 33 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Loan operations 600 654 34 14 Dexco S.A.Comprehensive income attributable to non-controlling interests COI + 1.45% 580 546 289 34 44810 Other COI + 1.5% / 2.5% to 6% 20 108 4 1) Amounts that will not be subsequently reclassified to incarne. Securities and derivative fi The accompanying notes are an integral part of these financial statements.nancial instruments (assets and liabilities) 4,783 5,397 375 55 lnvestment funds 210 183 22 14 Copagaz—Distribuidora de Gás S.A. COI + 1.7% to 2.95% 1,083 1,082 68 23 ltaúsa S.A COI + 2% to 2.4% 1,193 1,200 76 18 Águas do Rio 4 SPE S.A. COI + 3.5% 1,057 1,574 99 Aegea Saneamento e Participações S.A. COI + 1.5% to 2.9% / 16.53% 936 844 82 Other COI + 3.5% 304 514 28 Deposits (3) Other (3) Deposits received under securities repurchase agreements (1,298) (443) (27) (4) Alpargatas S.A 99% COI (84) (22) (7) (1) Aegea Saneamento e Participações S.A. 97% to 102% COI (717) (158) (16) Other 12.9% 175% to 99.5% COI (497) (263) (4) (3) Amounts receivable (payable) / Commissions and banking fees, (274) (273) (20) Administrative expenses and/or Other operational Fundação ltaú Unibanco—Previdência Complementar (101) (78) 15 18 Olímpia Promoção e Serviços S.A. (5) (5) (30) (31) FUNBEP—Fundo de Pensão Multipatrocinado (176) (158) (14) 3 ltaúsa S.A (9) (10) 7 6 Other 17 (22) 2 5 Rent (16) (16) Fundação ltaú Unibanco—Previdência Complementar (15) (15) FUNBEP—Fundo de Pensão Multipatrocinado (1) (1) Sponsorship 30 12 (12) (5) Associação Cubo Coworking ltaú 30 12 (12) (5) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 125, Liabilities of R$ (7,707) and Result of R$ (1) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (14) from 01/01 to 06/30/2021, respectively). Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 127

ITAÚ UNIBANCO HOLDING S.A. In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as Consolidated Statement of Comprehensive lncome an(ln millions of reais)integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1) (R$ (3) from 01/01 to 06/30/2021) in view of the use of the common structure. Note 01/01 to 01/01 to b) Compensation and Benefits of Key Management Personnel 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board ofFinancial asseis ai available for sale 46 (1,506) Directors of ITAÚ UNI BANCO HOLDING CONSOLIDATED in the period correspond to:Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 01/01 to 706 01/01 to 477 06/30/2022 06/30/2021 Tax effect (318) (215) HedgeFees (320) (60) (237)(393) Profit sharingCash flow hedge 5fV (121)(336) (99)639 Post-employment benefitsChange in fair value (4)(581) 1,210(7) Tax effect 245 (571) 1 Share-based payment planHedge of nel investmenl in foreign operation< > 5fV (42) 276 (1,032)(48) Total (487) (391) Change in fair value 544 (1,973) 1) As a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021,Tax effect (268) 941 there was an increase in the number of ITUB4 shares to1 be delivered under the variable compensation plans. Payments Remeasurements of liabililies for post-employmenl benefits < l (4) 2 occured in 2022 are reflected in Fees. Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Total other comprehensive income (4,299) (515) Notes 10f, 15f and 19, respectively.Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 Note 17—Fair value of financial instruments 1) Amounts that will not be subsequently reclassified to incarne. The accompanying fair value is a measurement based on notes are an integral part of these financial market. In cases where market prices are not available, fair values arestatements. based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. The methods and assumptions used to estimate the fair value are defined below: • Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements—The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts—They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivative financial instruments—Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 128

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome• Loan, lease and other credit operations—Fair value is estimated for groups of loans with similar financial and risk (ln millions of reais)characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not01/01 to 01/01 to overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value ofNote overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to03/31/2022 03/31/2021 the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows andConsolidated net income 7,032 5,862 discount rates rely on information available in the market and knowledge of the individual debtor.Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) a) Financial assets and liabilities measured at fair value Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 The following table presents lhe financial asseis and liabilities measured ai fair value on a recurring basis, segregated among leveis oi lhe fair value hierarchy Tax effect (318) (215) Hedge 06/30/2022 12/31/2021(60) (393) Levei 1 Levei 2 Levei 3 Book Value/ Levei 1 Levei 2 Levei 3 Book Value/ Cash flow hedge FairValue 5fV (336) FairValue639 Trading securitiesChange in fair value 125,733 222,148 35 347,916 116,494 213,102 (581) 44 329,6401,210 Government securities—Brazil 104,379 1,879 106,258 100,776 1,979 102,755 Tax effect 245 (571) Financial treasury bills 24,159 24,159 23,888 23,888 HedgeNational treasury billsof nel investmenl in foreign operation 17,907 17,907 29,6145fV 276 (1,032)29,614 National treasury notes 60,142 1,879 62,021 44,893 1,979 46,872 Change in fair value 544 (1,973) Brazilian externai debl bonds 2,171 2,171 2,381 2,381 Government securities—Tax effect abroad 7,791 7,791 5,064 (268) 5,064 941 RemeasurementsCorporate securities of liabililies for post-employmenl benefits13,563 < 117,377l 35 30,975 10,654 13,475 (4) 44 24,173 2 RemeasuremenlsShares 4,164 4,164 2,85219 (5) 2,8522 Bank deposrt certificates 176 176 182 182 Tax effectReal estale receivables certificates 337 337 135 1 135 Foreign exchange variationFund quotas in foreign investments1,850 11,893 13,743 652 9,360 (4,281) 1,38210,012 Credit rights 9,052 9,052 6,916 6,916 Total other comprehensive income (4,299) (515) Fixed income 2,658 2,658 33 2,120 2,153 Total comprehensive incomeVariable income 1,850 183 2,033 619 324 2,733 5,347943 Comprehensive income attributable to the ownersDebentures 2,205 of the parent company2,049 29 4,283 1,717 1,478 2,444 36 4,8993,231 Eurobonds and other 5,344 6 5,350 5,433 8 5,441 Comprehensive income attributable to non-controlling interestsFinancial bills 1,943 1,943 1,632 289 1,632448 1) Amounts that will not be subsequently reclassified to incarne.Promissory and commercial notes 246 246 230 230 Other 733 733 458 458 The accompanying notes are an integral part of these financial statements.PGBL / VGBL fund quotas 202,892 202,892 197,648 197,648 Available for sale securities 98,891 87,048 2,349 188,288 89,187 71,031 2,285 162,503 Government securities—Brazil 39,780 4,878 125 44,783 39,760 5,556 140 45,456 Financial treasury bills 20 20 3,947 3,947 National treasury bills 2,154 2,154 3,168 3,168 National treasury notes 31 ,427 4,878 36,305 28,105 5,556 33,661 National treasury / securitization 125 125 140 140 Brazilian externai debl bonds 6,179 6,179 4,540 4,540 Government securities—abroad 47,892 47,892 37,135 37,135 Corporate securities 11,219 82,170 2,224 95,613 12,292 65,475 2,145 79,912 Shares 506 5,784 75 6,365 704 4,169 4,873 Rural product note 18,982 63 19,045 12,671 82 12,753 Bank deposrt certificates 48 48 128 128 Real estale receivables certificates 1,359 163 1,522 1,032 1,032 Fixed income fund quotas 234 234 206 206 Debentures 6,754 42,641 1,923 51,318 7,264 37,017 2,063 46,344 Eurobonds and other 3,959 1,344 5,303 4,312 453 4,765 Financial bills 1,072 1,072 1,097 1,097 Promissory and commercial notes 8,937 8,937 7,257 7,257 Other 1,769 1,769 12 1,445 1,457 Other receivables—Sundry 492 492 157 157 Other liabilities—Sundry 317 317 161 161 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 129

ITAÚ UNIBANCO HOLDING S.A. The following table presents lhe breakdown of fair value hierarchy leve Is for deriva tive asseis and liabilities. Consolidated Statement of Comprehensive lncome 06/30/2022 12/31/2021 (ln millions of reais) Levei 1 Levei 2 Levei 3 Total Levei 1 Levei 2 Levei 3 Total Assets 16 78,220 242 78,478 68,698 152 68,856 Swap contracts—Adjustment receivable 42,705 130 42,835 ———————— 37,923 90 38,013 01/01 to 01/01 to Option contracts 10,839 112 10,951 Note 21 ,165 62 21 ,230 03/31/2022 03/31/2021 Forward contracts 13,636 13,636 2,941 2,941 Credit deriva tives 212 212 242 242 Consolidated net income 7,032 5,862 NDF—Non Deliverable Forward 10,213 10,213 5,943 5,943 Financial asseis ai available for saleOther derivative financial instruments 16 615 631 3 484 46 (1,506)487 Liabilities _____ (3_2_) ___ (_7_4_,9_6_3_) _____ (_92_) ____ (7_5_,_08_7_) _____ (_3_) _________ _ (63,841) (125) (63,969) Change in fair value (752) (3,137) Swap contracts—Adjustment payable (35,825) (91) (35,916) (34,535) (111) (34,646) Option contractsTax effect (16,231) (1) (16,232) (2) (23,296) 410 (14) (23,312) 1,369 Forward contracts(Gains) / lasses transferred to incarne statement (12,341) (12,341) (762) 706 (762)477 Credit deriva tives (503) (503) (198) (198) NDF—Tax effectNon Deliverable Forward (9,876) (9,876) (4,896) (318) (4,896)(215) Other derivative financial instruments (32) (187) (219) (1) (154) (155) Hedge (60) (393) ln all periods, there were no significant transfers between Levei 1 and Levei 2. Transfers to and from Levei 3 are presented in movements of Levei 3.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 The methods and assumptions used to measurement the fair value are defined below: Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Level 1 Change in fair value: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. 544 (1,973) This classification level includes most of the Brazilian government securities, government securities from other countries, Tax effect (268) 941 shares, debentures with price published by ANBIMA and other securities traded in an active market.Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Level 2 Remeasuremenls: Bonds, securities and derivatives that do not have price information available and are priced based on19 (5) 2 conventional or internal models. The inputs used by these models are captured directly or built from observations ofTax effect 1 active markets. Most Foreign exchange variation in of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and foreign investments (4,281) 1,382 other private securities whose Total other comprehensive income credit component effect is not considered relevant, are at this level.(4,299) (515) Level 3:Total comprehensive incomeBonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater Comprehensive income attributable to non-controlling interests 289 448 than the last observable vertices of the discount curves are at this level. 1) Amounts that will not be subsequently reclassified to incarne. All the above methods may result The accompanying notes are an integral part of thesein a fair value that financial statements. is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 130

ITAÚ UNIBANCO HOLDING S.A. Total gains or losses (Realized / Consolidated Statement of Comprehensive lncome unrealized) Fair value at Transfers in Fairvalue at Total gains or 12/31/2021 Purchases Settlements and/or out of 06/30/2022 losses (ln millions of reais) Recognized in Recognized in Other Levei (Unrealized) income comprehensive income Trading securities 44 (5) 10 (6) (8) 35 (4) Corporate securities 44 (5) 10 (6) (8) 35 (4) Debentures 36 Note 01/01 to(8) 29 01/01 to (2) Eurobonds and other (6) 10 (6) 03/31/2022 03/31/2021 (2) Available for sale securities 2,285 39 15 46 (55) 19 2,349 (482) Consolidated net incomeGovernment securities—Brazil 140 (11) (4) 7,032 125 5,86225 Financial asseis ai available for saleCorporate securities 2,145 50 19 46 (55) 19 46 2,224 (1,506)(507) Shares (3) (5) 83 75 (49) ChangeRural product in fair value note 82 (1) (24) (752) 63 (3,137)(17) Real estate receivable certificate (17) (4) 184 163 (60) Tax effectDebentures 2,063 66 26 46 (54) (224) 410 1,923 1,369(381) (Gains) / lasses transferred to incarne statement 706 477 Tax effect Total gains or losses (Realized / (318) (215) Fair value at unrealized) Fair value at Transfers in Total gains or Hedge 12/31/2021 Recognized in Other Purchases Settlements and/or out of 06/30/2022(60) losses (393) Recognized in Levei (Unrealized) comprehensive income Cash flow hedge income 5fV (336) 639 Derivative financial instruments—Assets 152 154 194 (420) 162 242 188 Swap Change in fair value contracts—Adjustment receivable 90 75 25 (31) (29) (581) 130 1,210129 Option contracts 62 79 169 (389) 191 112 59 Derivative financial instruments—Tax effect Liabilities (125) 104 (121) 17 33 245 (92) (57124) Swap contracts—Adjustment payable (111) 28 (42) 33 (91) Option contractsHedge of nel investmenl in foreign operation (14) 76 (79) 5fV 16 276 (1) (1,032)15 Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 131

ITAÚ UNIBANCO HOLDING S.A. Sensitivity Analysis of Levei 3 Operations Consolidated Statement of Comprehensive lncome (ln millions of reais) The fair value of financial instruments classified in Levei 3 is measured through valuation techniques based on correlations and associated products traded in aclive markets, internai estimates and internai models. 01/01 to 01/01 to Significant unobservable inputs used for measurement of lhe fair value of instruments classified in Levei 3 are: interest rates, underlyingNote 03/31/2022 03/31/2021 assei prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in lhe fair value. Consolidated net income 7,032 5,862 The table below shows lhe sensitivity of these fair values in scenarios of changes of interest rates or, assei prices, or in scenarios withFinancial asseis ai available for sale 46 (1,506) varying shocks to prices and volalililies for nonlinear asseis: Change in fair value (752) (3,137) Sensitivity—Tax effect Levei 3 Operations 06/30/2022 12/31/2021410 1,369 (Gains) / lasses transferred to incarne statement 706 477 lmpacts lmpacts Market risk factor groupsTax effect Scenarios (318) (215) lncome Stockholders’ lncome Stockholders’ Hedge equity (60) equity (393) Cash flow hedge 5fV (336) 639 (1.3) (0.5) (1 ..1) (0.6) Change in fair value (581) 1,210 1nterest rate li (32.5) (12.9) (27.5) (13.9) Tax effect 245 (571) Ili (65.1) (25.8) (55.1) (27.7) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) 1 (3.7) Commodities, I Change in fair valuendexes and Shares 544 (1,973) li (7.4) Tax effect (268) 941 (40.2) (56.5) NonlinearRemeasurements of liabililies for post-employmenl benefits < 1l (4) 2 li (71.9) (93.3) Remeasuremenls 19 (5) 2 The following scenarios are used to measure sensitivity:Tax effect 1 lnterest rateForeign exchange variation in foreign investments (4,281) 1,382 BasedTotal other comprehensive incomeon reasonably possible changes in assumplions of 1, 25 and 50 basis points (scenarios 1, li and Ili respectively) applied to lhe(4,299) (515) interest curves, both up and down, taking lhe largest lasses resulling in each scenario.Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Commodities, lndex and Shares Comprehensive income attributable to non-controlling interests 289 448 Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and li respectively) applied to share 1) Amounts that will not be subsequently reclassified to incarne. prices, both up and down, taking lhe largest lasses resulting in each scenario. The accompanying notes are an integral part of these financial statements. Nonlinear Scenario 1: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on lhe volatility levei, both up and down, taking lhe largest lasses resulting in each scenario. Scenario li: Based on reasonably possible changes in assumptions of 1 O percentage points on prices and 25 percentage points on lhe volatilily levei, both up and down, taking lhe largest lasses resulting in each scenario. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 132

ITAÚ UNIBANCO HOLDING S.A. b) Financial assets and liabilities not measured at fair value Consolidated Statement of Comprehensive lncome (ln millions of reais) The following table presents lhe book value and estimated fair value for financial asseis and liabilities not measured at fair value. 06/30/2022 12/31/2021 Book value Fair value 01/01 toBook value 01/01 toFairvalue Assets Note 03/31/2022 03/31/2021 Central Bank of Brazil Deposits 105,151 105,151 104,592 104,592 Consolidated net incomeMoney market 172,243 172,243 7,032168,455 168,4555,862 Financial asseis ai available for saleVoluntary investments with lhe Central Bank of Brazil 13,000 13,000 465,800 (1,506)5,800 lnterbank deposrts 51 ,810 52,085 69,661 69,831 Held to maturrty securitiesChange in fair value 159,060 153,727 (752)145,307 (3,137)144,830 Loan, lease and other credit operationsTax effect 859,061 858,617 410819,074 820,1831,369 (Provision(Gains) / lasses transferredfor Joan lasses) to incarne statement (45,360) (45,360) 706(44,147) (44,147)477 Liabilities Tax effect (318) (215) Deposits 828,693 828,579 850,372 850,277 HedgeDeposits received under securities repurchase agreements 262,566 262,566 (60)271 ,051 271 (393),051 FundsCash flow hedgefrom acceptances and issuance of securities 205,431 5fV 205,813 (336)143,138 143,057639 Borrowings and onlending 120,012 119,955 97,005 97,041 Change in fair value (581) 1,210 Subordinated debts 65,782 64,743 75,036 75,707 Allowance for financial guarantees provided and Joan commitmentsTax effect 5,993 5,993 2454,784 (571 4,784) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Note 18—Earnings per share Change in fair value 544 (1,973) Tax effect (268) 941 a) Basic earnings per share Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Net income attributable to ITAÚ UNI BANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in Tax effect 1 the period, excluding treasury shares. Foreign exchange variation in foreign investments (4,281) 1,382 01/01 to 01/01 to Total other comprehensive income (4,299) (515) 06/30/2022 06/30/2021 Total comprehensive income 2,733 5,347 Net incarne attributable to owners of the parent cornpany 14,179 12,974 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Minimum non-cumulative dividends on preferred shares (106) (106) Comprehensive income attributable to non-controlling interestsRetained earnings to be distributed to common equity owners in an amount per share equal to the 289 448 (11 O) (109) 1)minimum dividend payable to preferred equity owners Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Retained earnings to be distributed, on a pro rata basis, to cornrnon and preferred equity owners: 13,963 12,759 Common 7,066 6,472 Preferred 6,897 6,287 Total net incarne available to equity owners: Common 7,176 6,581 Preferred 7,003 6,393 Weighted average nurnber of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,838,833,377 4,815,885,208 Basic earnings per share—R$ Common 1.45 1.33 Preferred 1.45 1.33 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 133

ITAÚ UNIBANCO HOLDING S.A. b) Diluted earnings per share Consolidated Statement of Comprehensive lncome Calculated similarly to the basic earnings per share, however, it includes the conversion of ali preferred shares potentially dilutable in(ln millions of reais) the denominator. Note 01/01 to01/01 to 01/01 to01/01 to 06/30/202203/31/2022 06/30/202103/31/2021 Net income available to preferred equity ownersConsolidated net income 7,0037,032 6,3935,862 Financial asseis Dividends on preferred shares after dilution effects ai available for sale 27 46 (1,506)22 Net income available to preferred equity owners considering preferred shares after theChange in fair value 7,030(752) (3,137)6,415 dilution effectTax effect 410 1,369 Net income available to ordinary equity owners(Gains) / lasses transferred to incarne statement 7,176706 6,581477 Tax effectDividend on preferred shares after dilution effects (27)(318) (215)(22) Hedge (60) (393) Net income available to ordinary equity owners considering preferred shares after the dilution effectCash flow hedge 5fV 7,149(336) 6,559639 Adjusted weighted average of sharesChange in fair value (581) 1,210 CommonTax effect 4,958,290,359245 4,958,290,359(571) HedgePreferredof nel investmenl in foreign operation 5fV 4,875,507,563276 4,849,089,944(1,032) Change in fair value 544 (1,973) Preferred 4,838,833,377 4,815,885,208 Tax effect (268) 941 Incremental as per share-based payment plans 36,674,186 33,204,736 Diluted earnings per share—Remeasurements of liabililies for post-employmenl benefitsR$ < 1l (4) 2 Remeasuremenls 19 (5) 2 Common 1.44 1.32 Tax effect 1 Preferred 1.44 1.32 Foreign exchange variation in foreign investments (4,281) 1,382 There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods. Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Note 19—Post-employment benefits Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees. 1) Amounts that will not be subsequently reclassified to incarne. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions.The accompanying notes are an integral part of these financial statements. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: •Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined. •Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. •Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 134

ITAÚ UNIBANCO HOLDING S.A. Below is a listConsolidated Statement of Comprehensive lncomeof benefit plans and their modalities: (ln millions of reais) Entity Benefit Plan Modality Supplementary Relirement Plan Supplementary Relirement Plan—Flexible Premium Annuity Franprev Benefit Plan Note 01/01 to 01/01 to 03/31/2022 03/31/2021 002 Benefit Plan Consolidated net income Prebeg Benefil Plan 7,032 5,862 Defined Benefrt Financial asseis ai available for sale UBB PREV Defined Benefrt Plan 46 (1,506) Change in fair value Benefrt Plan li (752) (3,137) ltaulam Basic Plan Tax effect 410 1,369 Fundação ltaú Unibanco—Previdência ltaucard Defined Benefit Plan (Gains) / lasses transferredComplementar- to incarne statementFIU 706 477 Tax effect llaú Unibanco Main Relirement Plan (318) (215) ltaubanco Defined Contribulion Plan Hedge ltaubank Relirement Plan Defined Contribulion(60) (393) Cash flow hedge 5fV (336) 639 Redecard Pension Plan Change in fair value Unibanco Pension Plan—lntelligent Future (581) 1,210 Tax effect ltaulam Supplementary Plan 245 (571) Variable Contribulion Hedge of nel investmenl in foreign operation ltaucard Variable Contribulion Plan 5fV 276 (1,032) Change in fair value llaú Unibanco Supplementary Retirement Plan 544 (1,973) Benefrt Plan 1 Defined Benefrt Tax effect (268) 941 FUNBEP—Fundo de Pensão Multipatrocinado Benefrt Plan li Variable Contribulion Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Defined Contribulion plans include pension funds consisling of lhe portions of sponsor’s contribulions no! included in a participant’s account balance dueto loss of eligibility for lhe benefrt, and of monies arising from lhe migration of relirement plans in defined benefrt modality. These funds are used for futureTax effect 1 contribulions to individual participants’ accounts, according to lhe respective benefit plan regulations. Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 a) Main actuarial assumptions Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 Actuarial assumptions of demographic and financial nature should reflect lhe best estimates about lhe variables that determine lhe post- 1) Amounts that will not be subsequently reclassified to incarne. employment benefil obligations. The accompanying notes are an integral part of these financial statements. The mos! relevant demographic assumption comprise of mortality table and lhe mos! relevant financial assumplions include: discount rale and inflation 06/30/2022 06/30/2021 Mortality table AT-2000 AT-2000 2 Discount rate < > 9.46% p.a. 7.64% p.a. 3 lnflation < > 4.00% p.a. 4.00% p.a. Actuarial melhod Projected Uni! Credil Projecled Uni! Credil 1) Correspond to those disclosed by SOA—“Society of Actuaries”, that reflect a 10% increase in lhe probabilities of survival regarding lhe respective basic tables. 2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with lhe economic scenario observed on lhe balance sheet closing date, considering lhe volatility of interest market and models used. 3) Refers to estimated long-term projection. Retirement plans sponsored by foreign subsidiaries—Banco ltaú (Suisse) S.A., ltaú CorpBanca Colombia S.A. and PROSERV—Promociones y Servicios S.A. de C.V.—are structured as Defined Benefil modality and adopt actuarial assumplions adequate tomasses of participants and lhe economic scenario of each country. b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 135

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome•Financial risk—the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates (ln millions of reais)earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of01/01 to 01/01 to mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions toNote ensure their adequacy to obligations of respective plans. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial • asseis ai availableInflation risk—a for salelarge part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to 46 (1,506) increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses• Demographic risktransferred to incarne statement- plans that have any obligation actuarially assessed are exposed to demographic risk. In706 477 the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in Tax effect (318) (215) actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their Hedge (60) (393) adequacy to liabilities of respective plans.Cash flow hedge 5fV (336) 639 For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans useChange in fair value (581) 1,210 Tax effect 245 (571) discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an Hedge of nel investmenl in foreign operation 5fV 276 (1,032) independent actuarial consulting company. The actuarial method used is the aggregate method, through which the Change in fair value 544 (1,973) plan costing is defined by the difference between its equity coverage and the current value of its future liabilities,Tax effect (268) 941 observing the methodology established in the respective actuarial technical note. Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 When deficit in the concession period above the legally defined limits is noted, debt agreements are Remeasuremenls 19 (5)entered into with 2 the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving suchTax effect 1 deficit is Foreign exchange variationestablished respecting the guarantees set forth by the legislation in force. The plans that are in this situationin foreign investments (4,281) 1,382 are resolved through extraordinary contributions that affect the values of the future contribution of the plan.Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 136

ITAÚ UNIBANCO HOLDING S.A. c) Asset management Consolidated Statement of Comprehensive lncome (ln millions of reais) The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefrt adjustment index, established in the plan regulations). Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Below is a table with the allocation of assets by category, segmenled inlo Quoted in an active market and Not quoted in anConsolidated net income 7,032 5,862 active market:Financial asseis ai available for sale 46 (1,506) Change in fair value Fairvalue % Allocation(752) (3,137) Tax effect Types 410 1,369 (Gains) / lasses transferred to incarne statement 06/30/2022 12/31/2021 06/30/2022 706 12/31/2021 477 Fixed income securities 20,828 19,904 94.1% 90.8% Tax effect (318) (215) HedgeQuoted in an active market 19,924 19,508 90.0% (60) 89.0%(393) Cash flow hedgeNon quoled in an aclive markel 904 3965fV 4.1%(336) 1.8%639 Variable income securitiesChange in fair value 636 1,323 2.8%(581) 6.1%1,210 Quoted in an aclive markelTax effect 627 1,312 2.8% 245 6.0% (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Non quoled in an aclive markel 9 11 0.1 % Structured investmentsChange in fair value 160 150 0.7%544 (1,973)0.7% Tax effect (268) 941 Non quoled in an aclive marketof liabililies for post-employmenl benefits 1l 160 150 0.7% 0.7% Remeasurements < (4) 2 Real estate 458 462 2.1% 2.1 % Remeasuremenls 19 (5) 2 Loans to participants 69 73 0.3% 0.3% Tax effect 1 Foreign exchange variationTotal in foreign investments 22,151 21,912 100.0%(4,281) 100.0%1,382 Total other comprehensive income (4,299) (515) The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA)Total comprehensive income 2,733 5,347 and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to GroupComprehensive income attributable to the owners of the parent company 2,444 4,899 companies, with a fair value of R$ 333 (R$ 374 at 12/31/2021).Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. d) Other post-employment benefits The accompanying notes are an integral part of these financial statements. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 137

1, 506) Financial asseis ai availab le for sale 46 ( (3, 137) Change in fair value (752) ITAÚ UNIBANCO HOLDING 5.A. e)Consoli,369 1 Stockholders ‘ Change dated Statement in the netof Changes in amount EquityTax recognized effect in the balance sheet 410 (ln millions ot reais) (Gains) / lasses transf erred to incarne statement 706 477 The net amount made . recognized in lhe Balance Sheet is limiled by lhe assei ceiling and il is compuled based on estimaled luture contribulions to be realized by lhe sponso r, so lha! it represents lhe maximum reduction amount in lhe contributions to be Tax effect Attributed to owners of the parent company (318) (215) Other comprehensive 06/30/2022 incarne Total Total stockholders ‘ stockhalders ‘ Hedge (60) (393) Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity- ownersOtherpost equity— non Total Capital of liabilities of post- adjustments of Cash flow hedge shares reserves BD andreserves CV plans 5fV CD plans (336 earnings) of the parentemp 639loyment controlling Total securities employment foreign lasses—company interests Adjustments PJ Hedge (2l benefi ts 210 1, Change in fair value benefits investments (581) , Actuarial Recognized Pension plan Recognized Recognized Balance at 01 /01 /2021 1 919) 531) (7, 97,148Note Net(907)assets 2,323 40 Asset,734 ceiling 472 ( 6,273 Asset ceiling 136 Liabilities ,593 11 ,113 147,706 Transactions with owners Tax effect 374 liabilities (302) amount fund 245 amount (571 72 ) 505 amount 577 Amounts at the beginning of the eeriod 21 ,912 (20,039) (3,255) (1 ,382) 447 (2) 445 (779) (1 ,716) Resutt of delive ry of treasury shares 1, 032 Hedge of nel investmenl in foreign 15 operation 374 192 5fV 276 (566) 566 Amounts Recognilion recognized of share-based inpaymentincome plans (1+2+3+4) 993 (494) (921) (150) (78) (8) (8) (494) (470) (556)(494) 1—Cosi oi current service 16 ) ( (16) (16) 2—(lnc Cos rease) /i oi Decrease past service to lhe owners of lhe parent company 1, 973) Change in fair value 15 544 ( (426) 505 (426 505) Olher3—Net interest 111 (1) (1) (1) ) 150 Tax effect 993 (905) ( (62) 20 (268) 20 941 (44) (86) Reversai 4—Other of Di expenses vidends or 1 lnterest 21 on capital—declared after previous 66 1 period (28) (28) 166 (28)166 Unclaimed Amounts di vi recognized dends and lnle inreststockholders· on capital equity Remeasurements—other comprehensive of income liabililies (5+6+7) for post- employmenl benefits (13) < 1l 24 (7) 4 (4) 73 73 2 734 5—Effects on assei ceiling 141 Total comprehensive incarne ,4(1, 5 5, 347 9314 (3 506) ) (7) (7) 1,382 4,899 448 (7) 6—CoRemeasuremen nsolidated net incomets Remeasuremenls 1 4 (3) (3) 19 (5) 5,414 5,4 2 448 5,862(3) 7—otherExchange comprehensive variation incarn e ,506) 1 (13) 27 ( 14 1,382 (393) (515) (515) 14 Appropriations Other (8+9+10) Tax effect (741) 791 50 1 68 118 8—Legal reserveReceipt by Destinalion oi Resources 270 (270) Foreign exchange 382 281 1, (4, variation in foreign investments ) 9—Benefits paid (791) 791 68 68 Statutory reserves 3,784 (3 ,784) 1 O—Contribulions and investments Iram sponsor 50 50 50 Oividends Total other comprehensive 299) (4, income (439) (515) (439) (87) (526) Amounts at end of the eeriod 22,151 (20,145) (3,412! (1 ,406! 439 (2! 437 (1 ,181! (2,150! Amount lnterest on ca recognized pital in Asseis (99 4) 10a 50 (994) 437 (487994) Balance at 03/31 12021 Total comprehensive income 953 ,369 140 655 2, ,44, 7 021 15 97,148 (533) (1 ,034) (1,529) (8,312)2,733 5,347 11 ,979 152,348 Amoun t reco9nized in Liabilities 81! 1 10d 11 456! 11 12 637! Change in the period Comprehensive income 4 642 , attributable to the owners 374 of the parent(302) company 4,219 (1,506) 2 12/31/2021 1,382 (393) 2 ,444 4,899 3,776 866 Balance at 01 /01 /2022 57 2, ,576 247 554 ,155 144, 058 90,729 (528) (2,263) (1,486) 6,010 (7,213) 11 ,022 Otherpost—Transactions with owners Comprehensive income attr 7) 38 ibutable to non-controlling 449 interests (335) 289 114448 (1,501) (1 , BD and CV plans CD plans employment Total Result of delivery of treaswy shares 15 2 6 449 benefi 511 ts 511 1) Amounts that will not be subsequently reclassified to incarne. Recognilion of share-based payment plans 97(3) (397) (397) (lncrease) / Decrease to lhe owners of lhe parenl company Actuarial Recognized Pension plan Recognized Recognized The accompany ing notes are an i 15 ntegra l part of these Note financial Net assets statements liabilities . Asset ceiling amount fund Asset ceiling amount Liabilities (1,501) amount (1,501) Corporate reorganization 2cXIV 3, (882) (882) (882) Amounts 3 at the beginning of the eeriod 23,225 (20,662) (3,642) (1 ,079) 1,454 (951) 503 (922) (1 ,498) other t l 40 40 40 Unclaimed Amounts dividends recognized and lnterest in income on capital (1+2+3+4) 1,722 (1 ,575) (278) (131) 41 (68) 77 (27) 77 (66) (224)77 1—Cosi oi current service (53) (53) (53) Total comprehensive income 6 ,444 ,743 2 46 (4) (4 ,281) (60) 289 2,733 2—Cosi oi past service 3—CoNetnsohdated interest net income 1 11 6,743 6,743 289 7,032 522 ) 1,722 (1 , (278) (78) 104 (68) 36 (66) (108) 4—othe Otherr comprehensive expenses income 1 21 (4 ,299) 46 (4) (63)(4,281) (60) (63) (4,(63)299) Appropriations Amounts recognized in stockholders· equity—other comprehensive income (5+6+7) ) 764 (1 , 817 665 (282) (725) 1,017 292 81 91 4 5—Legal reserveEffects on assei ceiling 11 350 665 665 (484) 1,017 (350) 533 1,198 6—StatutoryRemeasuremen reserves ts (1,)(1, 125) 766 4,51 6 801 (965) (241) (4 ,516)(241) 81 Dividends Changes in demog raphic assumplions 4 4 (301) (301)4 Changes in financial assump lions 821 3, 3,708 3,708 113 lnteresl on ca pital 101 (1 ,954) (1 ,954) (1 ,954) Experience oi lhe plan (1,) ) 950 766 (2,911) (4,677) (241) (241) (32) (4, Balance 7—Exchange at 03/31 variation /2022 15 90, 729 (79) 1, ,217) 509 153, 729 9 ,902 ,393 (2 144 1,912 61 ,082 (1 ,490) (7 ,273) Change in the period 449 2 (335,1 024 ),674) 4 16 46 18 (4) (4,281) (60) (161) (1,513) ( 18 1)Otherlncludes(8+9+10) the share in 0t her Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Avai lable for sale securities. (1 ,271) 1, 381 110 (323) (323) 128 (85) 8—Receipt by Destinalion oi Resources 141 (323) (323) (323) 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3)9—lncludesBene thefits paideffects of the adoption ofCMN Resolution No. 4,817/20 (Note 2a). (1,381) 1,381 128 128 1 O—Contribulions and investments Iram seonsor 110 110 110 The accompan ying notes are an integral part of these fi nancial stalements . Amounts at end of the eeriod 21 1 91 2 1201039!1255! 13 13 82! !1 447 2l 445 1779! !1?16! 1 Amoun t recognized in Asseis 10a 48 445 493 Amoun t recognized in Liabilities 10d (2, 209430) (1,) (779) 1) Corresponds to lhe amount calculated on 01 /01 /2022 based on lhe initial amount (Net Asseis, Actuarial Liabiliti es and Restricti on oi Asseis), taking into account lhe esti 9.46 a % . mated amount oi payments/ receipts oi benefits/ contributions, multiplied by lhe discount rate oi p. (On 01 /01 /2021 lhe rate used was 7. % p.a) . . 64 2) Corresponds to lhe use of assei amounts allocated in pension funds of lhe defined contribution plans. 3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. 4) lncludes the effects of the allocation of the surplus from the pension fund of ltaubanco Defined Contribution Plan. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 3 , 2022 0 138

ITAÚ UNIBANCO HOLDING S.A. f) Defined benefit contributions Consolidated Statement of Comprehensive lncome (ln millions of reais) Estimated Contributions made contributions 2022 01/01 to 01/01 to Note 06/30/202201/01 to 06/30/202101/01 to Retirement plan—FIU 34 03/31/2022 26 03/31/2021 19 Consolidated net incomeRetirement plan—FUNBEP 22 7,0327 5,8625 Total 56 33 24 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 g) Maturity profile of defined benefit liabilities (Gains) / lasses transferred to incarne statement 706 477 Duration<1 Tax effect > 2022 2023 2024 2025 (318)2026 2027 to 2031(215) Pension plan—F IU 9 .80 1 ,050 943 984 1 ,025 1 ,072 5 ,862 Hedge (60) (393) Pension plan—FUNBEP 9 .10 594 614 634 652 667 3 ,541 Other post-employment benefitsCash flow hedge 7 .09 140 157 149 5fV 36 (336) 37 639209 Total 1,784 1,714 1,767 1,713 1,776 9,612 1) A vChange in fair valueerage duration of plan·s actuarial liabilities. (581) 1,210 Tax effect 245 (571) h) Sensitivity analysis Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a visionTax effect (268) 941 of the impacts caused by changes inRemeasurements of liabililies for post-employmenl benefitsassumptions, which could affect the incarne for the period and stockholders’ equity at the balance sheet date. This type of< 1l (4) 2 analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all Remeasuremenlsthe others remain unchanged. The results obtained are shown in the table below: 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 BD and CV plans Other post-employment benefits Total other comprehensive income (4,299) (515) Stockholders’ equity Stockholders’ equity Total comprehensive income 2,733 5,347 Main assumptions Present value of (Other Present value (Other lncome lncome Comprehensive income attributable to the ownersliability of the parent companycomprehensive of liability 2,444 comprehensive4,899 income) 11 l income) 11 l Comprehensive income attributable to non-controlling interests 289 448 Discount rate 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements.lncrease by 0.5% (835) 308 (24) 24 Decrease by 0.5% 905 (420) 27 (27) Mortality table 1 ncrease by 5% (234) 87 (10) 10 Decrease by 5% 245 (91) 11 (11) Medical inflation 1 ncrease by 1% 63 (63) Decrease by 1% (53) 53 1) Net of effects of asset ceiling. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 139

ITAÚ UNIBANCO HOLDING S.A. Note 20—Information on foreign subsidiaries Consolidated Statement of Comprehensive lncome (ln millions of reais) ITAÚ UNI BANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into: Foreign branches: ltaú Unibanco S.A.,—Grand Cayman Branch, ltaú Unibanco S.A. Miami Branch, NassauBranch, ltaú Unibanco Holding S.A., Grand Cayman Branch and ltaú CorpBanca New York Branch. Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Latin America consolidated:Consolidated net income basically compose of subsidiaries Banco ltaú Argentina S.A., Banco ltaú UruguayS.A., Banco7,032 5,862 ltaú Paraguay S.A., ltaú CorpBanca and ltaú CorpBanca Colombia S.A. Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Other foreign companies:Tax effect basically compose of subsidiaries ltaú Bank Ltd., 1TB Holding Ltd. and ltaú BBA lnternational pie.410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Further inforrnation on results of foreign units are available in the Management’s Discussion and Analysis Report. Tax effect (318) (215) Hedge Net income(60) (393) Cash flow hedge 5fV 01/01 to (336) 01/01 to 639 Change in fair value 06/30/2022 (581) 06/30/20211,210 Foreign branchesTax effect 1,228 245 2,534(571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Latin America consolidated 1,245 1,035 Other foreign companiesChange in fair value (1,774) 544 (1,973)377 Foreign consolidatedTax effect (2)(268) 4,092941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Note 21- Risk, CapitalManagement and Fixed Assets Limits Foreign exchange variation in foreign investments (4,281) 1,382 a) Corporate Governance Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 ITAÚComprehensive incomeUNIBANCO HOLDINGattributable to CONSOLIDATED invests the owners of the parent companyin robust risk management processes2,444 and capital4,899 management that are Comprehensive income attributable to non- the basis for its strategic decisions to ensure business sustainability and maximize shareholdercontrolling interests 289 448 value creation.1) Amounts that will not be subsequently reclassified to incarne. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiateThe accompanying notes are an integral part of these financial statements. bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management model is made up of: • 1st line of defense: business areas, which have primary responsibility for managing the risk they originate. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 140

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome• 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).(ln millions of reais) •3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent Note 01/01 to 01/01 to assessment of the activities developed by the other areas. 03/31/2022 03/31/2021 b) Risk Management Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Risk Appetite Change in fair value (752) (3,137) The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: Tax effect 410 1,369 “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict(Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting Hedge (60) (393) relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Cash flow hedge 5fV (336) 639 Based on this Change in fair valuestatement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings,(581) 1,210 Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main Tax effect 245 risks involved, (571) combining supplementary measurement methods, to give a comprehensive vision of our exposure.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC Tax effect (268) 941 and the CRO. of liabililies for post-employmenl benefits 1 Remeasurements < l (4) 2 The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors,Remeasuremenls 19 (5) 2 which will Tax effect oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ1 UNIBANCO HOLDING CONSOLIDATED.Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite StatementTotal comprehensive income 2,733 5,347 (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles andComprehensive income attributable to the owners of the parent company 2,444 4,899 responsibilities assigned, and requirements for independence.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. Risk appetite, The accompanying notes risk are an integral part management of these financial statements.and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: •Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself. •Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. •Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. •Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 141

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome•Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a (ln millions of reais)robust and stable infrastructure enabling us to offer top quality services. •Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- Note 01/01 to 01/01 to negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in03/31/2022 03/31/2021 relationships and business and to respect the rules, thus caring for the institution’s reputation. Consolidated net income 7,032 5,862 ITAÚFinancial asseis ai available for saleUNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture,46based on(1,506) four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action Change in fair value (752) taken, and (3,137) the responsibility of everyone for managing risk. Tax effect 410 1,369 These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees(Gains) / lasses transferred to incarne statement 706 477 to conscientiously understand, identify, measure, manage and mitigate risks.Tax effect (318) (215) Hedge (60) (393) I—Credit risk Cash flow hedge 5fV (336) 639 The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations,Change in fair value (581) 1,210 the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, aTax effect 245 (571) decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) There Tax effect is a credit risk control and management structure, centralized and independent from the business units, that (268) 941 provides for operating limits and risk mitigation Remeasurements of liabililies for post-employmenl benefits < 1lmechanisms, and also establishes processes and tools to measure,(4) 2 monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes inRemeasuremenls 19 (5) 2 the economic environment.Tax effect 1 The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classificationForeign exchange variation in foreign investments (4,281) 1,382 of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, amongTotal other comprehensive income (4,299) (515) others, and also take into account external factors such as interest rates, market default indicators, Total comprehensive income 2,733 inflation, changes 5,347 in consumption, and so on.Comprehensive income attributable to the owners of the parent company 2,444 4,899 In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Credit Risk Management and ControlComprehensive income attributable to non-controlling interests 289 448 Policy”,1) Amounts that will not be subsequently reclassified to incarne.which includes the guidelines established by our credit risk control policy, can be viewed at The accompanying notes are an integral part of these financial statements. www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 142

ITAÚ UNIBANCO HOLDING S.A. Market risk management is based on the following metrics: Consolidated Statement of Comprehensive lncome (ln millions of reais) • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. Note 01/01 to 01/01 to •Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and03/31/2022 03/31/2021 derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and Consolidated net income 7,032 5,862 historical scenarios).Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effectStop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.• 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect•Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (318) (215) (MtM – Mark to Market).Hedge (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value•Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk(581) 1,210 in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.Tax effect 245 (571) Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax • effectÎ”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of(268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.Remeasuremenls 19 (5) 2 Tax effect 1 Foreign • exchange variationÎ”NII (Delta Net Interest Income): difference between the result of financial intermediation of instrumentsin foreign investments (4,281) 1,382 subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario ofTotal other comprehensive income (4,299) (515) shock in interest rates.Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 In addition, sensitivity and loss control Comprehensive income attributable to non-controlling interestsmeasures are also analyzed. They include: 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements.•Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates. •Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. •Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 143

ITAÚ UNIBANCO HOLDING S.A. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The Consolidated Statement of Comprehensive lncome market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely(ln millions of reais) to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. Note 01/01 to 01/01 to The processing of these systems occurs in a high-availability access-controlled environment, which 03/31/2022 has data storage03/31/2021 and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) At 06/30/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 724, an increase in Change in fair value (752) (3,137) relation to prior year (R$ 696 at 12/31/2021) due to the decrease of the diversification effect of positions held.Tax effect 410 1,369 The document “Public Access Report – Market Risk Management and Control Policy”, which includes which includes(Gains) / lasses transferred to incarne statement 706 477 our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can beTax effect (318) (215) viewed atHedge www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and(60) (393) Policies, Reports.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 III—Liquidity risk Tax effect 245 (571) DefinedHedge ofas nel investmenl inthe possibilityforeignthat operation the institution may be unable to efficiently meet5fV its expected 276 and unexpected(1,032) obligations,Change in fair both valuecurrent and future, including those arising from guarantees issued, without affecting544 its (1,973) daily operations and without incurring significant losses.Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserveRemeasuremenls 19 (5) 2 composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring theTax effect 1 minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING Foreign exchange variation in foreign investments (4,281) 1,382 CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and Total other comprehensive income (4,299) (515) audit areas. Total comprehensive income 2,733 5,347 The document Comprehensive income attributable to the owners“Public Access Report—Liquidity of the parent companyRisk Management and Control Policy”, which includes our internal2,444 4,899 policy guidelines for liquidity risk control, is not Comprehensive income attributable to non-controlling interestsan integral part of the financial statements, but can be viewed on the289 448 website 1) Amounts that will not be subsequently reclassified to incarne.www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports.The accompanying notes are an integral part of these financial statements. IV—Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 144

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome•Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance(ln millions of reais) results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the01/01 to 01/01 to assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn inNote series not paid in and/or administrative expenses higher than expected may materialize this risk. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial Credit risk.• asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax • Market risk. effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax • Liquidity risk. effect (318) (215) Hedge (60) (393) Cash • flow Operating risk. hedge 5fV (336) 639 Change in fair value (581) 1,210 These Tax effectrisks are managed independently, according to their special characteristics. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) VI—Emerging risks Change in fair value 544 (1,973) Tax effect (268) 941 They are those with a potentially material impact on the business in the medium and long terms, but Remeasurements of liabililies for post-employmenl benefits < 1l (4)for which there2 are not enough Remeasuremenls elements yet for their complete assessment and mitigation due to the number of factors and impacts19 (5) 2 not yet totally known, such as technological alternatives in replacement of traditional banking services and theTax effect 1 demographic transition of clients in contrast to technological innovations. Their causes can be originated by externalForeign exchange variation in foreign investments (4,281) 1,382 eventsTotal other comprehensive incomeand result in the emergence of new risks or in the intensification of risks already (4,299)monitored by ITAÚ(515) UNIBANCO HOLDING CONSOLIDATED. Total comprehensive income 2,733 5,347 The identification and Comprehensive income attributablemonitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’sto the owners of the parent company 2,444 4,899 governance, allowing these risks to be incorporated into risk management processes too.Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. VII—Social, environmental and climate risks The accompanying notes are an integral part of these financial statements. They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 145

ITAÚ UNIBANCO HOLDING S.A. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the Consolidated Statement of Comprehensive lncome business areas’ activities. The Internal Audit, acts on an independent manner, assessing risk management, controls(ln millions of reais) and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to Note 01/01 to 01/01 to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and03/31/2022 03/31/2021 services, among others involving the Social, Environmental and Climatic Risks. Consolidated net income 7,032 5,862 Climate Financial asseis Risk ai available for saleincludes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall 46 (1,506) and temperature Change in fair valueand extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result (752) (3,137) of climate Tax effect actions, such as carbon pricing, climate regulation, market risks and reputational risks. 410 1,369 Considering(Gains) / lasses its transferredrelevance,to incarne statementclimate risk has become one of the main priorities for ITAÚ UNIBANCO706 HOLDING477 CONSOLIDATED,Tax effect which supports the Task Force on Climate-related Financial Disclosures (318 (TCFD)) and (215) it is committedHedge to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO(60) HOLDING(393) CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools andCash flow hedge 5fV (336) 639 methodologies to assess and manage these risks. Change in fair value (581) 1,210 Tax effect 245 (571) ITAÚ UNIBANCO HOLDING CONSOLIDATED Hedge of nel investmenl in foreign operation measures the sensitivity of the credit portfolio to climate risks by5fV 276 (1,032) applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and Change in fair value 544 (1,973) proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, Tax effect (268) 941 considering physical and transition risks. Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 TheRemeasuremenls sectors with the highest probability of suffering financial impacts from19 climate, following(5) the TCFD2 guidelines Tax effect , are: energy, transport, materials and construction, agriculture, food and forestry products.1 Foreign exchange variation in foreign investments (4,281) 1,382 c) Capital management governance Total other comprehensive income (4,299) (515) ITAÚ UNIBANCO Total comprehensive incomeHOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum2,733 5,347 capital requirements, procedures Comprehensive income attributable to the to obtain information to assess the global systemic importance of banks, fixed owners of the parent company 2,444 4,899 asset limits, loan limits and accounting practices, and Comprehensive income attributable to non-controlling interests requires banks to conform to the regulations based on the289 448 Basel1) Amounts that will Accord not be subsequently reclassified to incarne.for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.The accompanying notes are an integral part of these financial statements. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I—Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 146

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome 06/30/2022 12/31/2021 Available capital (amounts) (ln millions of reais)Common Equity Tier 1 133,651 130,716 Tier 1 151,245 149,912 Total capital (PR) 168,956 169,797 Note 01/01 to 01/01 to Risk-weighted assets (amounts) 03/31/2022 03/31/2021 Total risk-weighted asseis (RWA) 1,201,628 1,153,841 Consolidated net income 7,032 5,862 Risk-based capital ratios as a percentage of RWA Financial asseisCommon Equity Tier 1 ratio (%)ai available for sale 11.1%46 (1,506)11.3% TierChange1 ratioin fair value(%) (752)12.6% (3,137)13.0% Total capital ratioTax effect (%) 14 410 .1% 14.7%1,369 Additional CET1 buffer requirements as a percentage of RWA (Gains) / lasses transferred to incarne statement 706 477 Capital conservation buffer requirement (%) < 1J 2.50% 2.00% Tax effect (318) (215) Countercyclical buffer requirement (%) Hedge (60) (393) Bank G-SIB and/or D-SIB additional requirementsCash flow hedge (%) 5fV (336)1.00% 1.00% 639 Total of bank CET1 specific buffer requirements (%) 3.50% 3.00% Change in fair value (581) 1,210 1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/ Tax effect 22, when it reaches 2.5%. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) At 06/30/2022 theTax effect amount of perpetual subordinated debt that makes up Tier I capital (268)is R$ 17,310 (R$ 941 18,167 at 12/31/2021)Remeasurements of liabililies for post-employmenl and the amount benefitsof subordinated< 1l debt that makes up Tier II capital is R$(4) 17,623 (R$2 19,469 at 12/31/2021).Remeasuremenls 19 (5) 2 The Basel Ratio reached 14.1% Tax effect at 06/30/2022, a decrease of 0.6 percentage points as compared to 12/31/2021 due1 to extraordinary events in the period and reduction in the debt balance that make up Tier I and II capital.Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum ReferentialTotal comprehensive income 2,733 5,347 Equity of R$ 72,826 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 42,057 (R$ 34,615 at 12/31/2021), generously covered by available capital.Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent1) Amounts that will not be subsequently reclassified to incarne. assets ITAÚThe accompanying notes are an integral part ofUNIBANCO HOLDINGthese financial statements.CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2022, fixed assets ratio reached 19.0% (16.9% at 12/31/2021), showing a surplus of R$ 52,441 (R$ 56,280 at12/31/2021). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks. II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT+ RWAOPAD = portion related to exposures to credit risk, calculated using the standardized approach.•RWACPAD •RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674. •RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 147

ITAÚ UNIBANCO HOLDING S.A. RWA Consolidated Statement of Comprehensive lncome 06/30/2022 12/31/2021 (ln millions of reais) Credit Risk—standardized approach 1,085,024 1,044,344 Credil risk (excluding counterparty credil risk) 972,773 922,824 Counterparty credit risk (CCR) 01/01 to41,515 01/01 to42,898 Note Of which: standardized approach for counterparty credil risk (SA-CCR) 03/31/202227,959 03/31/202127,616 Of which: other CCR 13,556 15,282 Consolidated net income 7,032 5,862 Financial asseis ai available for saleCredil valuation adjustment (CVA) 8,05846 (1,506)8,102 Equity investments inChange in fair value funds—look-through approach (752)5 ,338 (3,137)5,001 Equity investments in funds—mandate-based approach 196 95 Tax effect 410 1,369 Equity investments in funds—fall-back approach 1,504 824 Securilisation exposures—(Gains) / lasses transferredstandardized approachto incarne statement 3,271706 2,195477 Tax effect (318) (215) Amounts below lhe lhresholds for deduction 52,369 62,405 Market RiskHedge 23,205(60) 22,985(393) Of which: standardized approach (RWAMPAD)Cash flow hedge 5fV 29,006(336) 28,731639 Ofwhich: internai models approach (RWAMINT)Change in fair value 21,772 (581) 14,7511,210 Operational Risk 93,399 86,512 Tax effect 245 (571) TotalHedge 1,201,628276 1,153,841(1,032) of nel investmenl in foreign operation 5fV Change in fair value 544 (1,973) III—Recovery Plan Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the Remeasuremenls 19 (5) 2 development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more thanTax effect 1 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viabilityForeign exchange variation in foreign investments (4,281) 1,382 while also minimizing the impact on the National Financial System.Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 IV—Stress testing Comprehensive income attributable to the owners of the parent company 2,444 4,899 The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDINGComprehensive income attributable to non-controlling interests 289 448 CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its1) Amounts that will not be subsequently reclassified to incarne. solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stressThe accompanying notes are an integral part of these financial statements. that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 148

ITAÚ UNIBANCO HOLDING S.A. This information enables potential offenders to the business to be identified and provides support for the strategic Consolidated Statement of Comprehensive lncome decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for(ln millions of reais) the institution’s risk appetite metrics. V—Leverage Ratio Note 01/01 to 01/01 to The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN03/31/2022 03/31/2021 Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk- Consolidated net income 7,032 5,862 sensitive leverage, and so it does not take into account risk weights or risk mitigation. Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 Note 22- Supplementary Information (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) a) Insurance policy Hedge (60) (393) ITAÚCash flow hedgeUNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure5fV due to (336) the low physical639 concentration of Change in fair value its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover (581) 1,210 possible losses. Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) b) Foreign currency Change in fair value 544 (1,973) Tax effect (268) 941 The balances in Reais linked to the foreign currencies were as follows: Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 06/30/2022 (5) 12/31/2021 2 Tax effect 1 Permanent foreign investments 69,096 73,646 Foreign exchange variation in foreign investments (4,281) 1,382 Net balance of other assets and liabilities indexed to foreign currency, including Total other comprehensive incomederivatives (38,459)(4,299) (54,737)(515) Total comprehensive income 2,733 5,347 Net foreign exchange positionComprehensive income attributable to the owners of the parent company 30,6372,444 18,9094,899 Comprehensive income attributable to non-controlling interests 289 448 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed 1) Amounts that will not be subsequently reclassified to incarne. to foreign currencies, reflects the low exposure to exchange variations. The accompanying notes are an integral part of these financial statements. c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 149

ITAÚ UNIBANCO HOLDING S.A. e) Organization of Joint Venture—Totvs Techfin S.A. Consolidated Statement of Comprehensive lncome On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint(ln millions of reais) venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated Note 01/01 to 01/01 to manner, the best experiences in buying products directly from the platforms already offered by TOTVS.03/31/2022 03/31/2021 TOTVS will Consolidated net incomecontribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO 7,032 5,862 HOLDING will become a Financial asseis ai available for salepartner with a 50% ownership interest in capital, and each partner may appoint half of 46 (1,506) the members of Change in fair valuethe Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING (752) (3,137) will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after Tax effect 410 1,369five years upon achievement (Gains) / lasses transferred to of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCOincarne statement 706 477 HOLDINGTax effect will contribute with the funding commitment for current and future operations, credit(318) expertise (215)and development of new products at TECHFIN. Hedge (60) (393) The effective acquisition and financial settlement will occur after the required regulatory approvals are received.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 f) “Coronavirus” COVID-19 effects Tax effect 245 (571) ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in BrazilHedge of nel investmenl in foreign operation 5fV 276 (1,032) and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures wereChange in fair value 544 (1,973) taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) Tax effect (268) 941 and the Central Bank of Brazil (BACEN), particularly:Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 (i)Tax CMN effect Resolution No. 4,855/20, which establish criteria for measurement of the allowance for1 loan losses of transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy. Foreign exchange variation in foreign investments (4,281) 1,382 (ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE),Total other comprehensive income (4,299) (515) which contracting term ended in the fourth quarter of 2020.Total comprehensive income 2,733 5,347 (iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financialComprehensive income attributable to the owners of the parent company 2,444 4,899 institutions, under the Emergency Employment Support Program (PESE), which contracting period ended in the fourthComprehensive income attributable to non-controlling interests 289 448 quarter of 2020.1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. (iv) Law No. 13,999/20 and amendment made by Law Nº. 14,161/21 that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. (v) Law No. 14,042/20 and amendment made by Provisional Measure No. 1,114/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) Increase in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in June 2022 is R$ 17,466. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing. (b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In June 2022 this portfolio amount to R$ 24.1 billion, and 83.6% of the loan operations portfolio generated by means of these initiatives was current, 1.7% was in a grace period, 6.7% was past due between 15 and 90 days and 8.0% was past due for over 90 days. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 150

ITAÚ UNIBANCO HOLDING S.A. terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under Consolidated Statement of Comprehensive lncome better interest rate conditions.(ln millions of reais) (c) The allowance for loan losses in the amount of R$ 51,353 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully Note 01/01 to 01/01 to reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model03/31/2022 03/31/2021 for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economicConsolidated net income 7,032 5,862 scenarios was added. In June 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCOFinancial asseis ai available for sale 46 (1,506) HOLDING CONSOLIDATED accounted for 218% as compared to 241% in December 2021. Specifically for theChange in fair value (752) (3,137) expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of theTax effect 410 1,369 client’s(Gains) /rating), lasses transferredprovisioningto incarne statementpresented a decrease of 2.4% at the current period. The credit 706 risk governance477 allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of Tax effect (318) the COVID-19 (215) pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the Hedge (60) (393) crisis management daily forums.Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 (d) Increase in expenses with claims related to COVID-19 of R$ 34 in the period, mainly related to credit life and lifeTax effect 245 (571) insurance. Hedge of nel investmenl in foreign operation 5fV 276 (1,032) There was Change in an fair valueincrease in the spacing between people in call centers to reduce the circulation of people and 544 (1,973) the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they Tax effect (268) 941 startedRemeasurementsto work of liabililies for post-employmenl remotely. Employees benefitsin the < 1l central management, service centers and digital (4) branches are2 substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCORemeasuremenls 19 (5) 2 HOLDING CONSOLIDATED maintains its operating activities.Tax effect 1 g) Regulatory non-recurring result Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) PresentationTotal comprehensive incomeof regulatory non-recuning result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO2,733 HOLDING5,347 CONSOLI DATE D, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 01/01 to 01/01 to 1) Amounts that will not be subsequently reclassified to incarne. 06/30/2022 06/30/2021 The accompanying notes are an integral part of these financial statements. Regulatory non-recurring results (592) 436 Provision for reestructuring (747) Result on the partial sale of XP lnc. shares (123) Voluntary severance program (757) lncrease in the social contribution rate 1,275 Corporate reorganization of Câmara lnterbancária de Pagamentos (CIP) 239 Other 49 (92) h) Provisional Measure (MP) No. 1,115/22 Enacted on April 28, 2022, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social Contribution on Net Income (from 20% to 21% for banks and from 15% to 16% for insurance, capitalization and other financial companies) in the period from August 1, 2022 to December 31, 2022, with the reestablishment of the tax rate on January 1, 2023. This MP did not have any effect on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period ended at 06/30/2022, since it is not in force, will still be analyzed by the National Congress. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 151

ITAÚ UNIBANCO HOLDING S.A. i) Subsequent Event Consolidated Statement of Comprehensive lncome Acquisition of Avenue Holding Cayman Ltd (ln millions of reais) On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE).Note 01/01 to 01/01 to The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will03/31/2022 03/31/2021 acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO Consolidated net income 7,032 5,862 HOLDING will acquire Financial asseis ai available for saleadditional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. 46 (1,506) After five years of Change in fair value the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership (752) (3,137) interest.Tax effect 410 1,369 AVENUE(Gains) / lasses transferredholds a U.S.to incarnedigital statement securities broker aimed to democratize the access of Brazilian706 investors to the477 international market.Tax effect (318) (215) Hedge (60) (393) The management and development of AVENUE’s business will continue to be autonomous in relation to ITAÚ Cash flow hedge 5fV (336) 639 UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE’s services Change in fair value (581) available to its1,210 clients abroad.Tax effect 245 (571) The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Itaú CorpBanca Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervisedRemeasuremenls 19 (5) 2 reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased from 55.96% Tax effect 1 to 65.62% Foreign exchange variation of the total and voting capital of ITAÚ CORPBANCA.in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) As a Total comprehensive income result of Chapter 11 and the transfer of shares from Corp Group to ITAÚ UNIBANCO HOLDING’s affiliates, the 2,733 5,347 stockholders’ agreement of ITAÚ CORPBANCA, entered into on April 1, 2016, between companies of the CorpComprehensive income attributable to the owners of the parent company 2,444 4,899 Group, on one side, and ITAÚ UNIBANCO HOLDING and/or its affiliates, on the other side, was fully terminated.Comprehensive income attributable to non-controlling interests 289 448 This operation is not expected to have any significant impact on ITAÚ UNIBANCO HOLDING’s results in this fiscal1) Amounts that will not be subsequently reclassified to incarne. year.The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 152

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 The Audit Committee (Committee) is a statutory body reporting to the Board of Directors Financial asseis ai available for sale 46 (1,506) (Board) and operating in accordance with the provisions set forth in its Charter (available at: Change in fair value (752) (3,137) https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of five Tax effect 410 1,369 independent full-time members, all of them elected in accordance with the criteria stipulated (Gains) / lasses transferred to incarne statement 706 477 in the regulations of the National Monetary Council (CMN), the National Council for Private Tax effect (318) (215) Insurance (CNSP), the Sarbanes-Oxley Act and the NYSE rules, in the last two cases Hedge (60) (393) concerning what is applicable to Foreign Private Issuers (FPIs). Otavio Yazbek is no longer Cash flow hedge 5fV (336) 639 a member of the Committee as from June 24, 2022.Ricardo Baldin meets the requirement Change in fair value (581) 1,210 that at least one of the members of the Committee must have the expertise to qualify as a Tax effect financial expert. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair valueThe Committee is the sole one for institutions authorized to operate by the Central Bank 544 (1,973)of Tax effect Brazil (BACEN) and for the companies supervised by the Superintendence for Private(268) 941 RemeasurementsInsuranceof liabililies for post-employmenl benefits(SUSEP) that are part< 1l of the Itaú Unibanco Financial Conglomerate,(4) which 2 Remeasuremenlsencompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate).As it19 (5) 2 Tax effect concerns its operations, the Committee complies with the regulatory requirements of the1 Foreign exchange variationCMN, CNSP, Brazilian Securities and Exchange Commission (CVM) and those in foreign investments (4,281) applicable1,382 Total other comprehensive incometo FPIs, and it is responsible for overseeing internal control and risk(4,299)management(515) Total comprehensive incomeprocesses and the activities carried out by the Internal Audit and the Conglomerate’s2,733 5,347 Comprehensive income attributable to the ownersindependent auditors. of the parent company 2,444 4,899 ComprehensiveThe Committee’s oversight process is based on information received from Management,income attributable to non-controlling interests 289 448 1) Amounts thatpresentations submitted by the different business and support areas, the results of the work will not be subsequently reclassified to incarne. The accompanying notes are an integral part undertaken by the independent auditors, internal audit and those responsible for risk and of these financial statements. capital management, internal controls and compliance, as well as on its own direct observation analysis. Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (IASB). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate and Integrated Report. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting. Ernst & Young Auditores Independentes (EY) is responsible for the independent audit of the financial statements of the Conglomerate group companies prepared in accordance with Brazilian accounting practices. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 153

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Activities of the Committee Consolidated net income 7,032 5,862 Financial asseis ai available for saleThe annual planning of the Committee’s work is prepared at the beginning of each year,46 (1,506) Change in fair valuefactoring in the main products and processes related to the business and support areas (752) (3,137)of Tax effect the Conglomerate, as well as their potential impacts on the financial statements and the410 1,369 (Gains) / lasses transferredinternal control and risk management systems, which are regularly reviewed as activitiesto incarne statement 706 477 Tax effect progress. (318) (215) Hedge The Committee maintained the online meeting model this half-year, focusing on debating(60) (393) Cash flow hedgehow the business and support areas were to operate within5fV this context,(336) aiming at639 Change inmaintaining the monitoring of the main risks. These actions included discussions with the fair value (581) 1,210 Tax effect technology and security departments about the infrastructure for supporting245 remote(571) Hedge of nel environment operations and, in fulfilling its duties, the Committee has engaged in the investmenl in foreign operation 5fV 276 (1,032) Change infollowing activities, among others: fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls Ensure the operation, independence and quality of the work of the InternalAudit: 19 (5) 2 Tax effect Monthly meetings were held with the Internal Audit Executive Officer and 1with the Foreign exchange variationdepartmentsin foreign investments comprising the Internal Audit (IA) department of the Conglomerate(4,281) to 1,382 Total other comprehensive incomemonitor the execution of the planning and the proposed changes, the results (4,299)of the work (515) Total comprehensive incomeundertaken, the main reports issued, conclusions and recommendations. The 2,733 Internal 5,347 Comprehensive income attributable Audit submitted to to the Committee the owners of the parent 2021 Annual Internal Audit Report, the results ofcompany 2,444 4,899 Comprehensive the Quality Assessment Review (QAR) for the second half of 2021 and the proposal forincome attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.the performance goals set for the Internal Audit for 2022, as well as the organization The accompanying notes are an integral part of these financial statements.independence statement in compliance with the International Standards on Internal Audit for professional practice of The Institute of Internal Auditor for fiscal year 2021. Ensure the operation, independence and quality of the Independent Auditors: The Committee has led the 2022 fee negotiation process with the Conglomerate Independent Auditor and it also carried out the annual PwC and EY assessment process. PwC and EY have submitted to the Committee their audit plan and that of the technical team to be allocated to the independent audit work of the Conglomerate in 2022, including Banco Itaú CorpBanca Chile and Colombia, and reported the internal quality control process for audit and independence and the results of quality reviews internally carried out by peers or regulators. The independent auditors have provided information on compliance with approval requirements for certification exam and the minimum number of hours in continuing education programs that professionals with managerial roles must have. Ensure the quality and integrity of the Financial Statements: The main criteria adopted in the preparation of the financial statements, as well as the notes thereto, the management report and the report of the independent auditors were submitted by Management and the independent auditors to the Committee. Meetings were held with the Operation and Payment Office (DOP) for monitoring the control environment of the finance, personnel, tax and payment processing, and labor, civil and official communication issues, with the Finance department for significant policies, with the departments responsible for monitoring the accounting processing control environment and with the Finance department for significant accounting matters related to the preparation of the financial statements. At a meeting between the Financial Control Office (DCF) and the Internal Audit, the significant accounting matters and the analysis of the allowance for loan losses were submitted to the Committee. Half-yearly meetings were held with the Market Desk and Products Office for monitoring the guarantee management and control environment, Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 154

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Ensure the quality and integrity of the Financial Statements: Consolidated net income 7,032 5,862 Credit Recovery and Credit for Companies Office for monitoring the risk management Financial asseis ai available for sale 46 (1,506) and control environment, Credit for Individuals and Credit Recovery – Retail, and with the Change in fair value (752) (3,137) Credit Risk and Modeling Office (DRCM) for monitoring the credit and model risk. Tax effect 410 1,369 (Gains) / lasses transferredThe Committee also received information about the preparation of and disclosures in theto incarne statement 706 477 Tax effect consolidated financial statements prepared in accordance with International Financial(318) (215) Hedge Reporting Standards (IFRS), and the results of the financial statements of the Prudential(60) (393) Cash flow hedgeConglomerate and the Integrated Annual Report were presented. Aspects involving SOX5fV (336) 639 Change in fair valueCertification, IFRS/SEC (20F) and its assessment by the independent auditor (581) were 1,210 Tax effect presented and discussed with the Committee. 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair value Ensure compliance with legal and regulatory requirements: 544 (1,973) Tax effect The Committee has monitored the processes verifying management’s compliance with(268) 941 Remeasurementslegal of liabililies for post-employmenl benefitsand regulatory provisions< 1l and internal rules and regulations. The independent(4) 2 Remeasuremenlsauditor of the Conglomerate, and the auditor in charge of the independent audit of the19 (5) 2 Tax effect group companies, informed the Committee that, during the audit work on the financial1 Foreign exchange variationstatements, they did not in foreign investments identify any aspects that could have a material impact on the(4,281) 1,382 Total other comprehensive incomeregulatory capital, other regulatory indicators or information provided to the regulator. On(4,299) (515) Total comprehensive incomeFebruary 10, 2022, PwC issued the Report of the Independent Auditors on 2,733the quality 5,347 Comprehensive income attributable to the ownersand adequacy of internalof the parent companycontrol system and non-compliance with2,444legal and 4,899 Comprehensive income attributable to non-controlling interestsregulatory provisions, prepared based on the review of the financial statements as of289 448 1) Amounts that will not be subsequently December 31, reclassified 2021, to incarne.indicating that, as a result of the procedures applied, no significant The accompanying notes are an integral part of these financial statements.deficiencies in internal control or non-compliance with legal and regulatory provisions to be reported were identified. Ensure the quality and effectiveness of the internal control and risk management systems: At meetings held with the Chief Risk Officer (CRO), the internal control, operational risk, technology, compliance, corporate security and internal audit departments and the business areas, the Committee took notice of the significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems. Meetings were held with the executives responsible for the different business and product areas to present the governance and risk management structure. Meetings were held with the Internal Audit, Credit Risk and Modeling Office (DRCM), Corporate Compliance and Anti-Money Laundering Office (DCCPLD) and Corporate Security Office (DSC) for monitoring anti-money laundering activities in Brazil and foreign units. The Operational Risk Office (DRO) submitted to the Committee the status of the issues reported in the Effectiveness Report of the Central Bank of Brazil issued in March 2022. Quarterly meetings were held with the Corporate Security Office (DSC) on information security and cybersecurity issues, Cloud migration process, supported automation, and digital transformation and agile communities. A meeting was also held with the technology department to discuss incident management, vision of the single registration file project, supported automation; PIX (instant payment system), outlook of implementation and governance, speed indicators, control environment technological platform, inventory of issues and action plans for high risks. The Committee has monitored the implementation and performance of Open Finance and PIX. The Committee has been monitoring the Conglomerate’s environmental and social risk governance and the main challenges related to E&S and climate risk, ESG agenda and sustainability issues at periodic meetings held with the Board, CEO, Corporate Compliance and Anti-Money Laundering Office (DCCPLD), Credit Risk and Modeling Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 155

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Ensure the quality and effectiveness of the internal control and risk management Consolidated net income 7,032 5,862 systems: Financial asseis ai available for sale 46 (1,506) Office (DRCM) and Sustainability department. The Committee has also been Change in fair value (752) (3,137) accompanying the activities of the Environmental and Social Risk Committee (CRSA) Tax effect 410 1,369 and the application of the Sustainability and Environmental and Social Responsibility (Gains) / lasses transferred to incarne statement 706 477 Policy. Tax effect (318) (215) Hedge The Committee coordinates its activities with those of the Risk and Capital Management(60) (393) Cash flow hedgeCommittee, including its chairperson’s attending as an observer at the latter. 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operationPrepare the Charter that governs its operations: 5fV 276 (1,032) Change inThe Committee annually reviews its Charter that governs its operations, and submits fair value 544 (1,973) Tax effect possible amendments to the Board’s approval. At the Extraordinary(268) General 941 RemeasurementsStockholders’ Meeting held on April 28, 2022, the amendment of items 7.1, of liabililies for post-employmenl benefits < 1l 7.1.1,(4) 7.1.3, 2 Remeasuremenls7.1.4, and 7.1.5 of the Bylaws was resolved upon, to adjust19 the wording(5) of the 2 Tax effect composition and term of office of the Audit Committee members in order to comply with1 Foreign exchange variationCMN Resolution No. 4910/21, including independence criteria. in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income Regulators: 2,733 5,347 ComprehensiveThe Committee was income attributable to the informed about the results of inspections and findings of owners of the parent company 2,444 regulators, 4,899 Comprehensiveand the corresponding management’s income attributable to non-controlling interests responses, receiving information from the IA and289 448 1) Amounts thatthe Compliance departments about the follow-up of the issues raised by regulators in will not be subsequently reclassified to incarne. The accompanyingBrazil and notes are an integralthose ofpart of these financial statements.international units. Meetings were held with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision (BACEN DECON) Departments of the Central Bank. The Committee held meetings with several executives of the Conglomerate to monitor the implementation process of BACEN Rule-Risk of Contagion and the implementation plan of CMN Resolution No. 4966/2021. Internal Ombudsman’s Office and client relations: Meetings were held with the Conduct Supervision Department of the Central Bank of Brazil (DECON) and business and support areas, legal department and Internal Ombudsman’s Office for monitoring the control environment and the progress of client-impacting issues, including discussions about suitability and quality of sales of products and services. The Committee was able to learn about the activities being carried out by the Internal Ombudsman’s Office to serve clients. This department’s projects, expectations and main aspects for attention were presented, as its semi-annual report on operations was discussed, which was prepared in accordance with regulatory requirements of the Central Bank of Brazil, Brazilian Securities and Exchange Commission (CVM) and group companies. International Units and Subsidiaries and Affiliates: Meetings were held by the Committee with executives of the investees, Internal Audit and Corporate Compliance Office, and with the CEO and officers of the Risk, Proprietary Business and Legal – Wholesale departments for monitoring the governance process in the investees and partnerships. In the period, the Committee has held meetings with local executives and members of the Audit Committees of different foreign units, as well with those in charge of these business in the head office, to discuss about the operations, risk management and internal control, with a special emphasis on those that could more significantly impact the Conglomerate, such as information security, cyber security, new business and anti-money laundering. In particular, it made recommendations and Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 156

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 monitored the expected developments to standardize governance and took part in Consolidated net income 7,032 5,862 discussion on risk appetite and strategies for new acquisitions. It also monitored the Financial asseis ai available for sale 46 (1,506) activities of the different Audit Committees in the light of the internal policies about their Change in fair value (752) (3,137) composition, number of members, frequency of meetings and agenda of operations. Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Obligations included in the Conglomerate’s Regulations and Policies: Tax effect (318) (215) The members of the Committee have analyzed the Corporate Policies, submitted by the Hedge (60) (393) Corporate Compliance and Anti-Money Laundering Office, by reviewing their content, Cash flow hedge 5fV (336) 639 proposing amendments and verifying the adjustments made by the Offices in charge. To Change in fair value (581) 1,210 meet its duties, the Committee has gathered information and held meetings with the Tax effect 245 (571) Corporate Compliance and Anti-Money Laundering Office for monitoring the performance Hedge of nel investmenl in foreign operation 5fV 276 (1,032) of the Integrity and Ethics Program in Brazil and foreign units and of the Corporate Policy Change in fair value 544 (1,973) on the Prevention and Combat of Illicit Acts. It also held meetings with the Corporate Tax effect (268) 941 Security Office for supervising the risk management strategy and monitoring the Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Conglomerate’s information security projects and the assessment of fraud prevention Remeasuremenlsindicators. The Committee has also analyzed the Compliance Report – CMN Resolution19 (5) 2 Tax effect No. 4595/2017 – Base year 2021 by reviewing its content and resolving 1upon its Foreign exchangeapproval.variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Assess management’s compliance with the recommendations of the independent Comprehensive income attributable to the owners of theor internal auditors: parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 The Internal Audit submitted the monitoring report on the follow-up of the issues raised 1) Amounts that will not be subsequently reclassified to incarne. by the Internal and External Audit to the Committee. During the meetings held with the The accompanying notes are an integral part of these financial statements. CEO and Co-chairpersons of the Board, the Committee monitors the compliance with the recommendations previously made. Set up and disclose procedures for receiving and handling information on non-compliance with legal and regulatory provisions and with internal regulations and codes: The procedures for receiving and handling complaints are widely disclosed on the Conglomerate’s website and through other disclosure actions carried out the Conglomerate. The Committee members have analyzed the Reporting Channel Report (CMN Resolution No. 4859/20) – 2nd half-year of 2021, by reviewing its content and resolving upon its approval. The Internal Audit presented the integrity assessment of the Reporting Channel Report. The Committee evaluated the change in the communication flow between the Corporate Security Office and the Committee about information on errors and fraud in internal control and accounting and auditing activities, as well as the non-compliance with legal and regulatory provisions and internal rules that may jeopardize the Organization’s continuity. The Committee supervises the Corporate Policy on Anti-Corruption and Handling of Complaints Received based on information gathered and submitted by the Operational Risk and Compliance Executive Office (DEROC) and the Corporate Security Office (DSC) and on other mechanisms available. The Corporate Security Office (DSC) informed the Committee that no incidents were identified that fell into the materiality criterion set in the internal policy with respect to the communication of errors and fraud by members of the Board, statutory committees and board of officers, employees and third parties. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 157

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Meet with the supervisory council, board of officers and board of directors to Consolidated net income 7,032 5,862 discuss about policies, practices and procedures identified within the scope of Financial asseis ai available for sale 46 (1,506) their duties, and recommend to management amendments or improvements in Change in fair value (752) (3,137) policies, practices and procedures identified within the scope of its duties: Tax effect 410 1,369 Periodic reports about the Committee’s activities were presented to the Board, while (Gains) / lasses transferred to incarne statement 706 477 quarterly meetings were held with the Co-chairpersons of the Board and the Chief Tax effect (318) (215) Executive Officer of Itaú Unibanco Holding S.A. to discuss relevant issues arising from Hedge the work performed. The Committee meets with the Supervisory Council once a year. (60) (393) Cash flow hedge 5fV (336) 639 Change in fair To valueundertake its activities and carry out the procedures described above, the Committee(581) 1,210 Tax effect held a total of 165 meetings over 31 days in the period from February 14 to July 26, 2022,245 (571) Hedge of nel investmenl in foreign operationall properly formalized in minutes. 5fV 276 (1,032) Change inIn the course of carrying out its work, the Committee did not identify incidents of fraud or fair value 544 (1,973) Tax effect non-compliance with legal and regulatory requirements or errors on the internal control,(268) 941 Remeasurementsaccounting and audit areas that could jeopardize the Conglomerate’s continuity.of liabililies for post-employmenl benefits <1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variationConclusionsin foreign investments (4,281) 1,382 Total other comprehensive incomeHaving duly considered its responsibilities and the limitations inherent in the scope of its(4,299) (515) Total comprehensiveoperations,income and based on the activities undertaken in the period, the Committee2,733 has5,347 Comprehensive income attributable toconcluded that in the six-month period ended June 30, 2022:the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not beï,· the subsequently reclassified to internal control incarne.systems, compliance policy and the risk and capital management The accompanying notes are an integral part of these financial structures are appropriate statements.for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected; ï,· the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence; ï,· the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the National Monetary Council (CMN) and the Central Bank of Brazil, and the international accounting standards issued by the International Accounting Standards Board (IASB); and ï,· the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 158

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A.CNPJ. 60.872.504/0001 -23 Publicly-Held Company NIRE. 35300010230 Consolidated Statement of Comprehensive lncome (ln millions of reais) SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2022 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Based on the work and the assessments undertaken and taking into account the context Consolidated net income 7,032 5,862 and limitation of its duties, the Committee recommends the approval, by the Board of Financial asseis Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six- ai available for sale 46 (1,506) Change in fair month period ended June 30, 2022. value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge São Paulo, August 08, 2022. (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change inAudit Committee fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 RemeasuremenlsGustavo Jorge Laboissičre Loyola – Chairman 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributableAlexandre Barrosto the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Luciana Pires Dias Rogério Carvalho Braga Ricardo Baldin (Financial Expert) Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 159

www.pwc.com.br ITAÚ UNIBANCO HOLDING S.A. Consolidated(A free translation of the original in Portuguese) Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) Hedge Itaú Unibanco (60) (393) Cash flow hedge 5fV (336) 639 Change in fairHolding S.A. value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenl inParent company and consolidatedforeign operation 5fV 276 (1,032) Change in fairfinancial statements at value 544 (1,973) Tax effect (268) 941 RemeasurementsJune 30, 2022of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls and independent auditor’s report 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 160

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to (A free translation of the original in Portuguese) 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseisIndependent auditor’s report ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 To the Board of Directors and Stockholders Tax effect (318) (215) Hedge Itaú Unibanco Holding S.A. (60) (393) Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 Tax effect 245 (571) Hedge of nel investmenlOpinionin foreign operation 5fV 276 (1,032) Change in fair value 544 (1,973) Tax effect We have audited the accompanying parent company financial statements of Itaú Unibanco(268) 941 Remeasurements Holding S.A. (“Bank”), which comprise the balance sheet as at June 30, 2022 and the statements of of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenlsincome, comprehensive income, changes in stockholders’ equity and cash flows for the six-month19 (5) 2 Tax effect period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco1 Foreign exchange variationHolding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet asin foreign investments (4,281) 1,382 Total other comprehensive at June 30, 2022 and the consolidated statements of income, comprehensive income, changes in income (4,299) (515) Total comprehensive incomestockholders’ equity and cash flows for the six-month period then ended, and notes to the financial2,733 5,347 statements, including significant accounting policies and other explanatory information. Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne.In our opinion, the financial statements referred to above present fairly, in all material respects, the The accompanying financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its notes are an integral part of these financial statements. subsidiaries as at June 30, 2022, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements” section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2022 half-year audit. Matters These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in Why it is a forming our opinion thereon, and we do not provide a separate opinion on Key Audit these matters. Matter How the matter was addressed PricewaterhouseCoopers, Av. Brigadeiro Faria Lima 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132, T: +55 (11) 4004-8000, www.pwc.com.br Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 161

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair valueWhy it is a Key Audit Matter How the matter was addressed in the audit (752) (3,137) Tax effect Provision for Loan Losses (Notes 2 (b) III, 410 1,369 (Gains) / lasses 2 (c) VIII e 6) transferred to incarne statement 706 477 Tax effect (318) (215) Hedge The calculation of the provision for loan losses is Our audit procedures considered, among others:(60) (393) Cash flow hedgesubject to Management’s judgment. The 5fV (336) 639 Change in fair valueidentification of situations relating to the • Tests of the design and effectiveness of the(581) 1,210 Tax effect recoverable value of receivables and the main controls used to calculate the provision245 (571) Hedge of nel investmenl in foreign determination of the provision for loan losses is a operation for loan losses, including: (i) totality and5fV 276 (1,032) process that involves a number of assumptions integrity of the database; (ii) models and Change in fair value 544 (1,973) and factors, including the counterparty’s financial assumptions adopted by Management to Tax effect condition, the expected future cash flows, the (268) 941 of liabililies for post-employmenl 1 determine the recoverable value of the credit Remeasurements estimated amounts of recovery and realization of benefits < l portfolio; (iii) monitoring and valuation of(4) 2 Remeasuremenls guarantees. guarantees; (iv) identification, approval, and19 (5) 2 Tax effect monitoring of renegotiated transactions; and1 Foreign exchange The utilization of different modeling techniques variation in fore ign investments (v) processes established byManagement to(4,281) 1,382 Total other comprehensive incomeand assumptions could result in a different meet the standards of the Brazilian Central(4,299) (515) Total comprehensive incomeestimate ofrecoverable amounts. Furthermore, Bank (BACEN) and National Monetary Council2,733 5,347 Comprehensive income attributable to managing the creditrisk is complex and depends the owners of the parent company (CMN) in relation to the provision for loan2,444 4,899 Comprehensive on the completeness and integrity of the related income attributable to non-controlling interests losses, as well as the disclosures in notes to the289 448 database, including guarantees and financial statements. 1) Amounts that will not be subsequently reclassified to incarne. renegotiations as these are important aspects on The accompanyingdetermining the provision for loan losses. notes are an integral part of these financial statements. • For the individually calculated provision for loan losses, we tested the relevant assumptions Furthermore, as a result of the current economic adopted to identify instances of impairment environment, management revised some of the and the resulting rating of the debtors, as well judgments and estimates used in determining the as the expected future cash flows, underlying Provision for Loan Losses, such as the weighting guarantees, and the estimates of recovery of of macroeconomic scenarios, in order to adapt the overdue receivables. assumptions previously applied to the current scenario of the Bank’s operations and its • For the provision for loan losses calculated on a subsidiaries. collective basis, we tested the models and complementary criteria, including the model Considering the matters mentioned above, this approval process and the validation of the main continued to be an area of focus in our audit. assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods. • Tests of the data inputs for these models, and, when available, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 162

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair valueMeasurement of the fair value of financial (752) (3,137) Tax effect instruments with low liquidity and/or 410 1,369 (Gains) / lasses transferredwithout active market(Notes 2 (b) II, 2 (c)to incarne statement 706 477 Tax effect V, 2 (c) VI, 5 e 17) (318) (215) Hedge (60) (393) The fair value measurement of financial Our audit procedures consider, among others: Cash flow hedge 5fV (336) 639 instruments with low liquidity and/or without an Change in fair active market requires subjectivity, considering value • Tests of the design and the effectiveness of the(581) 1,210 Tax effect that it depends on valuation techniques based on main controls established for the fair valuation245 (571) Hedge of nel investmenlinternal models that involve Management’sin foreign operation of these financial instruments, as well as the5fV 276 (1,032) Change in fair assumptions for their valuation. value approval of models and related disclosures.544 (1,973) Tax effect (268) 941 RemeasurementsIn addition, management of market risk isof liabililies for post-employmenl benefits < 1l • With the support of our specialists we analyzed(4) 2 Remeasuremenlscomplex, especially during periods of high the main methodologies used to fair value19 (5) 2 volatility, as well as in situations where these financial instruments and the Tax effect 1 observable prices or market parameters are not assumptions adopted by Management, by Foreign exchange available. These financial instruments are variation in foreign investments (4,281) 1,382 Total other comprehensive income comparing them with independent(4,299) (515) substantially comprised of investments in methodologies and assumptions. We Total comprehensivesecurities issued by companies andincome reperformed, on a sampling basis, the fair2,733 5,347 Comprehensive derivative contracts. income attributable to the owners of the parent company valuation of certain operations and compared2,444 4,899 Comprehensive income attributable to non-controlling interests the assumptions and methodologies used by289 448 1) Amounts that will not be subsequently reclassified to incarne.This continues as an area offocus of our audit Management with our knowledge about fair The accompanyingsince the utilization of different valuation notes are an integral part of these financial statements. valuation practices, which are commonly techniques and assumptions could lead to adopted as well as evaluated the consistency of materially different fair value estimates. these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support technology structure to process their operations of our specialists, we assessed the information and prepare their parent company and technology environment, including the automated consolidated financial statements. Technology controls of the application systems that are represents a fundamental aspect on the Bank and significant for the preparation of the parent its subsidiaries’ business evolution and, over the company and consolidated financial statements. last years, significant short and long-term investments have been made in the information The procedures we performed comprised the technology systems and processes. combination of assessment and tests of relevant controls, as well as the performance of tests The technology structure is comprised of more related to the information security, including the than one environment with different processes access management control, segregation of duties and segregated controls. Additionally, a and monitoring the operating capacity of substantial part of the Bank and its subsidiaries’ technology infrastructure. teams are performing their activities remotely (home office), which generates the need to adapt The audit procedures applied resulted in technology processes and infrastructure to appropriate evidence that were considered in Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 163

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net maintain the continuity of operations. income determining the nature, timing and extent of7,032 5,862 Financial asseis ai available for sale other audit procedures. 46 (1,506) Change in fair value The lack of adequacy of the general controls of the (752) (3,137) Tax effect technology environment and of the controls that 410 1,369 (Gains) / lasses transferreddepend on technology systems may result in theto incarne statement 706 477 Tax effect incorrect processing of critical information used (318) (215) Hedge to prepare the financial statements, as well as (60) (393) risks related to information security and Cash flow hedge 5fV (336) 639 Change in fair cybersecurity. Accordingly, this continued as an value (581) 1,210 area of focus in our audit. Tax effect 245 (571) Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair Provision and contingent liabilities value 544 (1,973) Tax effect (Notes 2 (b) VII, 2 (c) XVI e 9) (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 RemeasuremenlsThe Bank and its subsidiaries have provisions and We confirmed our understanding and tested the19 (5) 2 contingent liabilities mainly arising from judicial design and the effectiveness of the main controls Tax effect 1 and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensivenormal course of their business, filed by thirdincome and disclose the provision for contingent(4,299) (515) parties, former employees, and public agencies, liabilities, including the totality and the integrity Total comprehensiveinvolving civil, labor, tax, and social securityincome of the database. 2,733 5,347 Comprehensive matters. income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests We tested the models used to quantify judicial289 448 1) Amounts that will not be subsequently reclassified to incarne. In general, the settlement ofthese proceedings proceedings of civil and labor natures considered The accompanying notes are an integral part of these financial statements.takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation procedures with both internal and external Besides the subjective aspects in determining the lawyers responsible for the proceedings. possibility of loss attributed to each case, the evolution of case law on certain causes is not We considered that the criteria and assumptions always uniform. Considering the materiality of adopted by Management for determining the the amounts and the uncertainties and judgments provision, as well as the information disclosed in involved, as described above, in determining, the explanatory notes, are appropriate. recording and disclosing the provision and contingent liabilities required items, we continue to consider this an area of audit focus. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 164

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fairOthers matters value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses Statements of added value transferred to incarne statement 706 477 Tax effect (318) (215) Hedge The parent company and consolidated statements of added value for the six-month period ended on(60) (393) Cash flow hedgeJune 30, 2022, prepared under the responsibility of the Bank’s management, which presentation is5fV (336) 639 required by the Brazilian Corporate Law for listed companies and treated as supplementary Change in fair value (581) 1,210 information for purposes of BACEN, were submitted to audit procedures performed in conjunction Tax effect with the audit of the financial statements. For the purposes of forming our opinion, we evaluated245 (571) Hedge of nel investmenlwhether these statements are reconciled with the financial statements and accounting records, asin foreign operation 5fV 276 (1,032) Change in fair applicable, and if their form and content are in accordance with the criteria defined in Technical value 544 (1,973) Tax effect Pronouncement CPC 09, “Statement of Added Value”. In our opinion, these statements of added value(268) 941 Remeasurementshave been properly prepared, in allmaterial respects, in accordance with the criteria established in the of liabililies for post-employmenl benefits < 1l (4) 2 RemeasuremenlsTechnical Pronouncement and are consistent with the parent company and consolidated financial19 (5) 2 Tax effect statements taken as a whole. 1 Foreign exchange variation in foreign investments (4,281) 1,382 Other information accompanying the parent company and consolidated financial Total other comprehensive incomestatements and the auditor’s report (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive The Bank’s management is responsible for the other information which comprise the Management income attributable to the owners of the parent company 2,444 4,899 Comprehensive Report and the Management Discussion and Analysis Report. income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part Our opinion ontheparent company and consolidated financial statements does not cover the of these financial statements. Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 165

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net Auditor’s responsibilities for the audit of the parent company and consolidated income 7,032 5,862 Financial asseisfinancial statements ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect Our objectives are to obtain reasonable assurance about whether the parent company and the410 1,369 (Gains) / lasses consolidated financial statements, as a whole, are free from material misstatement, whether due to transferred to incarne statement 706 477 Tax effect fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a(318) (215) Hedge high level of assurance, but is not a guarantee that the audit conducted in accordancewith the(60) (393) Cash flow hedgeBrazilian and International Standards on Auditing will always detect a material misstatement when it5fV (336) 639 exists. Misstatements can arise from fraud or error and are considered material if, individually or in Change in fair value (581) 1,210 Tax effect the aggregate, they could reasonably be expected to influence the economic decisions of users taken on245 (571) the basis of these financial statements. Hedge of nel investmenl in foreign operation 5fV 276 (1,032) Change in fair As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise value 544 (1,973) Tax effect professional judgment and maintain professional skepticism throughout the audit. We also:(268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls• Identify and assess the risks of material misstatement of the parent company and consolidated19 (5) 2 Tax effect financial statements, whether due to fraud or error, design and perform audit procedures1 responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a Foreign exchange variation in foreign investments (4,281) 1,382 Total other comprehensivebasis for our opinion. The risk of not detecting a material misstatement resulting from fraud isincome (4,299) (515) higher than for one resulting from error, as fraud may involve collusion, forgery, intentional Total comprehensive omissions, misrepresentations, or the override of internal control. income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive • income attributable to non-controllingObtain an understanding of internal control relevant to the audit in order to design auditinterests 289 448 1) Amounts that will not be subsequently reclassified to incarne.procedures that are appropriate in the circumstances, but not for the purpose of expressing an The accompanying notes are an integral part of these financial opinion on the effectivenessof the internal control of the Bank and its subsidiaries. statements. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 166

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to Itaú Unibanco Holding S.A. 03/31/2022 03/31/2021 Consolidated net We also provide those charged with governance with a statement that we have complied with relevant income 7,032 5,862 Financial asseisethical requirements regarding independence and that we communicated to them all relationships and ai available for sale 46 (1,506) Change in fairother matters that may reasonably be thought to bear on our independence, and where applicable, value (752) (3,137) Tax effect related safeguards. 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect From the matters communicated with those charged with governance, we determine those matters(318) (215) Hedge that were of most significance in the audit of the parent company and consolidated financial(60) (393) statements of the half-year ended June 30, 2022 and are therefore the key audit matters. Cash flow hedge 5fV (336) 639 Change in fair value (581) 1,210 We describe these matters in our auditor’s report unless law or regulation precludes public disclosure Tax effect about the matter or when, in extremely rare circumstances, we determine that a matter should not be245 (571) Hedge of nel investmenl incommunicated in our report because the adverse consequences of doing so would reasonably beforeign operation 5fV 276 (1,032) Change in fair expected to outweigh the public interest benefits of such communication. value 544 (1,973) Tax effect (268) 941 RemeasurementsSãoPaulo,August 8, 2022of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments (4,281) 1,382 PricewaterhouseCoopers Total other comprehensive incomeAuditores Independentes Ltda. (4,299) (515) Total comprehensive incomeCRC 2SP000160/O-5 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part Emerson Laerte da Silva of these financial statements. Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 167

ITAÚ UNIBANCO HOLDING S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln millionsCNPJ. 60.872.504/0001-23of reais) Listed Company NIRE. 35300010230 Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 Financial asseis ai available for sale 46 (1,506) Change in fair value OPINION OF THE FISCAL COUNCIL (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferred to incarne statement 706 477 Tax effect (318) (215) HedgeThe effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having (60) examined the(393) Cash flow hedgefinancial statements for the period from January to June 2022 and verified the accuracy of all items examined,5fV (336) 639 and in Change in fair valueview of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that(581) 1,210 theseTax effectdocuments adequately reflect the company’s capital structure, financial position and245 the activities(571) Hedgeconducted during of nel investmenl in foreign operationthe period, and they have the conditions to be submitted to the appreciation and approval of5fV 276 (1,032) the Stockholders.Change in fair value 544 (1,973) Tax effect (268) 941 Remeasurements of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax effect 1 Foreign exchange variation in foreign investments São Paulo (SP), August 08, 2022. (4,281) 1,382 Total other comprehensive income (4,299) (515) Total comprehensive income 2,733 5,347 Comprehensive income attributable to the owners of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests 289 448 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements.GILBERTO FRUSSA President ARTEMIO BERTHOLINI EDUARDO HIROYUKI MIYAKI Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 168

ITAÚ UNIBANCO HOLDING S.A. Praça Alfredo Egydio Sousa Aranha nº 100, Consolidated Statement of Comprehensive lncome Parque Jabaquara, Zip Code 04344.902, (ln millions of reais) São Paulo/SP—Brazil Note 01/01 to 01/01 to ITAÚ UNIBANCO HOLDING S.A. 03/31/2022 03/31/2021 Consolidated net income 7,032 5,862 CNPJ 60.872.504/0001 -23 A Publicly Listed Company NIRE 35300010230 Financial asseis ai available for sale 46 (1,506) Change in fair value (752) (3,137) Tax effect 410 1,369 (Gains) / lasses transferredFinancial Statements in BRGAAP as of June 30, 2022.to incarne statement 706 477 Tax effect (318) (215) Hedge (60) (393) Cash flow hedgeThe Officers responsible for the preparation of the consolidated and individual5fV financial(336)statements, in639 compliance Change in fair valuewith the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items (581) V and VI of1,210 CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, representTax effect 245 (571) that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and Hedge of nel investmenl in foreign operation 5fV 276 (1,032) agree with the opinions expressed in the report of independent auditors about these financial statements; Change in fair value 544 (1,973) and c) they have reviewed, discussed and agree with the Company’s financial statements.Tax effect (268) 941 RemeasurementsThis file includes:of liabililies for post-employmenl benefits < 1l (4) 2 Remeasuremenls 19 (5) 2 Tax . Management Report; effect 1 Foreign. Balance Sheet;exchange variation in foreign investments (4,281) 1,382 Total . Statement of Income; other comprehensive income (4,299) (515) Total comprehensive income. Statement of Comprehensive Income; 2,733 5,347 Comprehensive income attributable to the owners. Statement of Changes in Stockholders’ Equity;of the parent company 2,444 4,899 Comprehensive income attributable to non-controlling interests. Statement of Cash Flows; 289 448 1) Amounts that will not . Statement of Value Added; be subsequently reclassified to incarne. . Notes to the Financial Statements; The accompanying notes are an integral part of these financial statements. . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on August 08, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2022 169